UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

2006

December

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2005				2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

CDI	4.74	4.31	19.00	3.51	3.12	15.03
IBOVESPA	26.08	5.93	27.71	(0.49)	22.01	32.93
USD – Commercial Rate	(5.45)	5.33	(11.82)	0.46	(1.66)	(8.66)
IGP-M	(1.51)	0.99	1.20	0.84	1.54	3.83
IPCA – IBGE	0.77	1.67	5.69	0.45	1.12	3.14
TJLP	2.35	2.35	9.75	1.82	1.67	7.87
TR	0.87	0.63	2.83	0.57	0.47	2.04
Savings Deposits	2.39	2.15	9.18	2.09	1.98	8.33
Number of Business Days	65	62	251	64	61	249

	Closing Amount

Indicators	2005		2006

	September	December	September	December

Commercial U.S. Dollar for Sale - (R$)	2.2222	2.3407	2.1742	2.1380
Euro – (R$)	2.6718	2.7691	2.7575	2.8202
Country Risk (Points)	344	305	233	193
SELIC – COPOM Base Rate (% p.a.)	19.50	18.00	14.25	13.25
Pre-BM&F Rate – 1 year (% p.a.)	17.92	16.40	13.56	12.53

	Compulsory Deposit Rates (%)					Rates and Limits (%)

Deposits	2005		2006		Items	2005		2006

	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.		3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	COFINS (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio Basel (4)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – SELIC rate.	(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative COFINS).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million may be deducted	(3) Maximum fixed assets are applied over Reference Equity.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.	(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relative to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements however, are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers and any other delays in loan operations; increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

The Report on Economic and Financial Analysis is available on the Bradesco Website at www.bradesco.com.br in Portuguese, English and Spanish.

Risk Factors and Critical Accounting Practices

To assure Bradesco’s adhesion to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider the risk factors and the critical accounting practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments inside and outside Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal and taxation policies to influence the course of Brazil’s economy. We cannot predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Getulio Vargas Foundation) reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s inflation rates were 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.8% in 2006. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may occasionally lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last five years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars, while Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

II

4) Developments in other emerging markets may adversely affect the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced by the local and other emerging countries’ economy, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities of issuance in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) The majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On December 31, 2006 Cidade de Deus – Companhia Comercial de Participações held 48.46% of our common stocks and Fundação Bradesco directly and indirectly held 47.06% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

III

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following 5 items outline the accounting policies deemed as critical, in terms of materiality, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1.0% in delinquency ratio expected for our loan operations portfolio in full performance on December 31, 2006, the allowance for loan losses would increase approximately R$41 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance for loan losses. The analysis should not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in Chapter 3 and notes 3e and 10 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholders’ agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

IV

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see notes 3c, 3d and 8 included in the Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our decision to classify them upon their acquisition. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories. The classification of securities can be found in the note 8 included in the Chapter 8 of this Report.

4) Taxes on Income

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and taxes on income payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and taxes on income payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time as a result of occurrences or unpredictable circumstances, influencing our determination of value of our tax liabilities.

Constantly we monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets. For further information about Bradesco’s taxes on income, see notes 3f and 34 to our financial statements included in the Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans, the choice of useful lives of certain assets and the determination if an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, actual results may differ from such estimates.

V

Corporate Strategy

We understand that the expansion of the Brazilian economy will stimulate a solid growth in a portion of the population needing financial services, and accordingly, an expansion of demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position, as the largest private bank in Brazil, to expand profitability, maximizing value to our stockholders and generating higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be the first option of all our clients towards all their financial services needs. Our goal is to be a “Banco Completo” (all-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as retail bank, supported by a staff with more than 79 thousand employees, a wide service network, including our branches, corporate site branches, Banco Postal and Bradesco Expresso (Correspondent Banks), besides the ATMs, always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but also are focused on the frequent improvement of products and distribution channels. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in the society.

The key elements of our business strategy are:

– expansion by means of organic growth;
– performance based on the business model of a large banking institution, having as subsidiary an important insurance company, which we name as “Modelo Banco-Seguros” (Insurance Bank Model), with a view to maintaining our profitability and consolidate our leadership in the insurance industry;
– increase of revenues, profitability and value to stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– obtain profitability and return to the stockholders by means of improved efficiency ratio;
– maintain acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, to expand our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via the Banco Postal;

VI

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products;
– offering our customer base, broadly, our products and services;
– using the systems of our branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate commercialization platforms; and
– developing varied products, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” of our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branch network, our brokers and dealerships network, distribution services via the Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products; and
– maintaining acceptable risk levels in our operations by means of a strategy of:

  setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
  carrying out hedge transactions, so that to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements; and
  entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned with the increase of revenues and profitability in our banking operations, with the following measures:

– carry out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– build our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;
– intensively seek the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expand our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increase our revenues from assets management and private pension plans; and
– continuously build our high-income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in the assets management.

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

VII

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs. We maintain the commitment of being ahead in the banking automation process, by creating opportunities to the Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity of processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions, mainly available by means of privatizations. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increases its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

VIII

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Net Income	12	Statement of Recurring Income	22
Summarized Analysis of the Statement of Recurring		Analysis of the Statement of Recurring Income	23
Income	13	Comparative Balance Sheet	40
Highlights	15	Equity Analysis	41
Bradesco’s stocks	18

2 – Main Information on Statement of Income			53

Consolidated Statement of Recurring Income	54	Allowance for Doubtful Accounts	67
Recurring Profitability	56	Fee and Commission Income	68
Results by Business Segment	58	Administrative and Personnel Expenses	69
Change in the Main Items of Statement of Income	58	Operating Efficiency	70
Change in Net Interest Income Items plus Exchange		Other Indicators	72
Adjustment	59
Analysis of the Adjusted Net Interest Income and
Average Rates	60

3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	86
Total Assets by Currency and Maturities	76	Checking Accounts	87
Securities	77	Savings Accounts	88
Loan Operations	78	Assets under Management	89

4 – Operating Companies			91

Grupo Bradesco de Seguros e Previdência	92	Banco Finasa	114
– Insurance Companies (Consolidated)	92	Leasing Companies	116
– Bradesco Saúde	99	Bradesco Consórcios	118
– Bradesco Auto/RE	101	Bradesco S.A. Corretora de Títulos e
– Bradesco Vida e Previdência	104	Valores Mobiliários	125
– Bradesco Capitalização	108	Bradesco Securities, Inc.	127

5 – Operational Structure			129

Corporate Organization Chart	130	Risk Management and Compliance	149
Administrative Body	132	– Credit Risks, Operating Risks, Market Risks,
Risk Ratings	133	Internal Controls and Compliance	149
Ranking	134	– Liquidity Risk Management	155
Market Segmentation	135	– Capital Risk Management	155
Bradesco Corporate	135	Cards	158
Bradesco Empresas (Middle Market)	136	International Area	162
Bradesco Private	136	Capital Market	166
Bradesco Prime	137	Cash Management Solutions	167
Bradesco Varejo (Retail)	138	Qualified Services for Capital Markets	170
Banco Postal	139	Business Processes	171
Customer Service Network	141	Corporate Governance	174
Bradesco Day&Night Customer Service Channels	143	Acknowledgments	177
Investments in Infrastructure, Information
Technology and Telecommunications	149

6 – Social-environmental Responsibility			179

Bradesco Organization and the Social-environmental		Fundação Bradesco	204
Responsibility	180	Social Report	212
Human Resources	188

7 – Independent Auditors’ Report	213

Report of Independent Auditors on Review of Supplementary Accounting Information included in the Report on Economic and Financial Analysis and in the Social Balance Sheet.	214

8 – Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council			215

Message to Stockholders	216	Consolidated Added Value Statement	249
Management Report	218	Index of Notes to the Financial Statements	250
Consolidated Balance Sheet	241	Notes to the Financial Statements	251
Consolidated Statement of Income	245	Management Bodies	312
Statement of Changes in Stockholders’ Equity	246	Independent Auditors’ Report on Special Review	313
Consolidated Statement of Changes in		Summary of the Audit Committee’s Report	314
Financial Position	247	Fiscal Council’s Report	316
Consolidated Cash Flow	248

Glossary of Technical Terms			318

Cross Reference Index			321

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Association of Assistance to Disabled Children	IBRACON	– Brazilian Institute of Independent Auditors
ABA	– Brazilian Association of Advertisers	IBRE	– Brazilian Economy Institute
ABC	– Activity-Based Costing	IEO	– Operating Efficiency Ratio
ABECS	– Brazilian Association of Credit Card Companies and Services	IFC	– International Finance Corporation
ABEL	– Brazilian Association of Leasing Companies	IFT	– Quarterly Financial Information
ABM	– Activity-Based Management	IGC	– Index of Stocks with Differentiated Corporate Governance
ACC	– Advances on Foreign Exchange Contracts	IGP-DI	– General Price Index – Internal Availability
ADR	– American Depositary Receipt	IGP-M	– General Price Index – Market
ADS	– American Depositary Share	INSS	– Social Security National Institute
ADVB	– Association of Sales and Marketing Managers of Brazil	IPCA	– Extended Consumer Price Index
		IPO	– Initial Public Offering
AMCHAM	– American Chamber of Commerce
		IPTU	– Municipal Real Estate Tax
ANAPP	– National Association of Private Pension Plan Companies
		IR	– Income Tax
ANBID	– National Association of Investment Banks
		IRRF	– Withholding Income Tax
ANS	– National Agency for Supplementary Healthcare
		ISO	– International Standard Organization
AP	– Personal Accident
		ISE	– Corporate Sustainability Index
APIMEC	– Association of the Capital Markets Investment Analysts and
	Professionals	ISS	– Tax on Services
BACEN	– Brazilian Central Bank	ITAG	– Index of Stocks with Differentiated Tag Along
BDR	– Brazilian Depositary Receipt	JCP	– Interest on Own Capital
		LATIBEX	– Latin American Stock Exchange Market in Euros (Spain)
BM&F	– Mercantile and Futures Exchange
		MBA	– Master of Business Administration
BNDES	– National Bank for Economic and Social Development
		MUFG	– Mitsubishi UFJ Financial Group
BOVESPA	– São Paulo Stock Exchange
		NBR	– Registered Brazilian Rule
CBLC	– Brazilian Settlement and Custody Company
		NPL	– Non-Performing Loans
CDB	– Bank Deposit Certificate
		NYSE	– New York Stock Exchange
CDC	– Consumer Sales Financing
		OHSAS	– Occupational Health and Safety Assessment Series
CDI	– Interbank Deposit Certificate
		OIT	– International Labor Organization
CEF	– Federal Savings Bank
		ON	– Common Stocks
CETIP	– Clearing House for the Custody and Financial Settlement of
		ONG	– Non-Governmental Organization
Securities
		ONU	– UN (United Nations)
CFPTM	– Certified Financial Planner
		PAA	– Advanced Service Branch
CIAB	– Information Technology Congress and Exposition of the
	Financial Institutions	PAB	– Banking Service Branch
CMN	– National Monetary Council	PAE	– Eletronic Service Branch in Companies
CNSP	– National Private Insurance Council	PDD	– Allowance for Doubtful Accounts
COBIT	– Control Objectives for Information and Related Technology	PGBL	– Unrestricted Benefits Generating Plan
COFINS	– Contribution for Social Security Financing	PIS	– Social Integration Program
		PL	– Stockholders’ Equity
COPOM	– Monetary Policy Committee
		PLR	– Employee Profit Sharing
COSIF	– Chart of Accounts for National Financial System Institutions
		PN	– Preferred Stocks
COSO	– Committee of Sponsoring Organizations
		PPNG	– Unearned Premiums Provisions
CPMF	– Provisory Contribution on Financial Transactions
		PRGP	– Plan with Performance and Guaranteed Compensation
CRI	– Certificate of Real Estate Receivables
		PTRB	– Online Tax Payment
CS	– Social Contribution
		RCF	– Optional Third-Party Liability
CVM	– Brazilian Securities Commission
		RE	– Basic lines (of Insurance Products)
DJSI	– Dow Jones Sustainability World Index
		ROA	– Return on Assets
DPVAT	– Compulsory Vehicle Insurance
		ROAA	– Return on Average Assets
DR	– Depositary Receipt	ROAE	– Return on Average Equity
DRE	– Statement of Income for the Year	ROE	– Return on Stockholders’ Equity
DTVM	– Securities Dealer	SA 8000	– Social Accountability 8000
DVA	– Value-Added Statement	SAP	– Systems Applications and Products
EPE	– Specific Purpose Entities	SBPE	– Brazilian Savings and Loan System
ERP	– Enterprise Resource Planning	SEBRAE	– Brazilian Micro and Small Business Support Service
EXIM	– Export and Import – BNDES Financing Line	SEC	– U.S. Securities and Exchange Commission
FGV	– Getulio Vargas Foundation	SELIC	– Special Clearance and Custody System
FIA	– Management Institute Foundation	SESI	– National Industry Social Service
FIDC	– Credit Right Funds	SFH	– National Housing System
FIE	– Exclusive Investment Fund	SIPAT	– Internal Week of Labor Accident Prevention
FINABENS	– Financing Line of other Assets and Services	SPB	– Brazilian Payment System
FINAME	– Fund for Financing the Acquisition of Industrial Machinery	SUSEP	– Superintendence of Private Insurance
	and Equipment	TED	– Instant Online Transfer
FIPE	– Economic Research Institute Foundation	TI	– Information Technology
FIPECAFI	– Accounting, Actuarial and Financial Research Institute	TJLP	– Long-term Interest Rate
Foundation
		TR	– Reference Rate
FlRN	– Floating Rate Note
		TVM	– Securities
FxRN	– Fixed Rate Note	UNESCO	– United Nations Educational, Scientific and
IBGE	– Brazilian Institute of Geography and Statistics		Cultural Organization
IBMEC	– Brazilian Capital Markets Institute	VaR	– Value at Risk
IBNR	– Incurred But Not Reported	VGBL	– Long-term Life Insurance
IBOVESPA	– São Paulo Stock Exchange Index	VRGP	– Life with Performance and Guaranteed Compensation

1 - Bradesco – Line by Line

Net Income

The Reported Net Income is impacted by some extraordinary events occurred in the period. Thus, in order to enable a better analysis and comparability between the periods, we present below the Reported Net Income statement, without considering such extraordinary events (Recurring Net Income), as well as Goodwill Amortizations in the 1st half of 2006.

	R$ million

	2006

	4th Quarter	Year

Reported Net Income	1,703	5,054
Extraordinary Events in the Period:
(+) Full Goodwill Amortization (3rd quarter/06)	–	2,109
(-) Sale of investment in Usiminas	(219)	(219)
(+) Supplementary Labor Provision	-	309
(+) Extraordinary Non-Technical Health Insurance Provision	387	387
(-) Activated Tax Credit of Previous Periods	(194)	(398)
(-) Fiscal Effects	(57)	(879)
Recurring Net Income	1,620	6,363
(+) Goodwill Amortization (1st half/06)	–	433
(-) Fiscal Effect of Goodwill Amortization	–	(147)
Recurring Net Income Adjusted by Goodwill Amortizations of 1st half of 2006	1,620	6,649

Recurring Net Income Adjusted by Goodwill Amortizations in the 1st half of 2006 was R$6,649 million in 2006 and R$1,620 million in the 4th quarter of 2006.

Returns on Stockholders’ Equity – Recurring Net Income Adjusted by Goodwill Amortizations of the 1st half of 2006 (Annualized)

	2006

	4th Quarter	Year

Return on Equity – ROE	29.0%	27.0%
Return on Average Equity – ROAE	32.3%	31.4%
Return on Assets – ROA	2.5%	2.5%
Return on Average Assets – ROAA	2.6%	2.8%

Reported Net Income x Recurring Net Income Adjusted by Goodwill Amortizations of the 1st half of 2006 – R$ million

For comparability and analysis purposes, in this Report on Economic and Financial Analysis, we are considering the Recurring Net Income of the year and of the 4th quarter of 2006, in the amount of R$6,363 million and R$1,620 million, respectively.

Summarized Analysis of the Statement of Recurring Income

With the purpose of favoring the better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Recurring Income, which is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Recurring Income will be a basis to be used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Reported Statement of Adjusted Income, the respective reclassifications/adjustments and the Statement of Recurring Income.

Year/05 x Year/06 – R$ million

	2005						2006							Variations

	Reported Statement of Income	Adjustments			Adjusted Statement of Income	Reported Statement of Income	Adjustments						Adjusted Statement of Income	Amount	%
		Fiscal Hedge (1)	Belgo - Mineira (2)	Health Provision (3)			Fiscal Hedge (1)	Labor (4)	Health Provision (5)	Usiminas (6)	Tax Credit (7)	Goodwill (8)

Net Interest Income (a)	17,281	(406)	(327)	–	16,548	20,394	(337)	–	–	(219)	–	–	19,838	3,290	19.9
Allowance for Doubtful Accounts – PDD (b)	(2,507)	–	–	–	(2,507)	(4,412)	–	–	–	–	–	–	(4,412)	(1,905)	76.0
Intermediation Gross Income	14,774	(406)	(327)	–	14,041	15,982	(337)	–	–	(219)	–	–	15,426	1,385	9.9
Insurance, Private Pension Plan and
Certificated Savings Plans Operating Income (c)	294	–	–	327	621	638	–	–	387	–	–	–	1,025	404	65.1
Fee and Commission Income (d)	7,349	–	–	–	7,349	8,898	–	–	–	–	–	–	8,898	1,549	21.1
Personnel Expenses (e)	(5,312)	–	–	–	(5,312)	(5,932)	–	–	–	–	–	–	(5,932)	(620)	11.7
Supplementary Labor Provisions (3)	–	–	–	–	–	(309)	–	309	–	–	–	–	–	–	–
Other Administrative Expenses (e)	(5,142)	–	–	–	(5,142)	(5,870)	–	–	–	–	–	–	(5,870)	(728)	14.2
Tax Expenses (e)	(1,878)	51	–	–	(1,827)	(2,192)	42	–	–	–	–	–	(2,150)	(323)	17.7
Other Operating Income/Expenses	(2,232)	–	–	–	(2,232)	(2,731)	–	–	–	–	–	–	(2,731)	(499)	22.4
Full Goodwill Amortization (4)	–	–	–	–	–	(2,109)	–	–	–	–	–	2,109	–	–	–
Operating Income	7,853	(355)	(327)	327	7,498	6,375	(295)	309	387	(219)	–	2,109	8,666	1,168	15.6
Non-Operating Income	(106)	–	–	–	(106)	(9)	–	–	–	–	–	–	(9)	97	(91.5)
Income Tax/Social Contribution and
Minority Interest	(2,233)	355	111	(111)	(1,878)	(1,312)	295	(105)	(132)	75	(398)	(717)	(2,294)	(416)	22.2
Net Income	5,514	–	(216)	216	5,514	5,054	–	204	255	(144)	(398)	1,392	6,363	849	15.4

(1) the partial result of derivatives used for hedge effect of investments Abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of the hedge strategy;
(2) the positive result reached in the disposal of part of our stake in Belgo-Mineira in the period of 2005;
(3) the extraordinary provision in the “Individual Health” portfolio related to the level of premiums for insurance holders above 60 years old of plans prior to Law 9,656/98 and for the benefits related to planos remidos ;
(4) the supplementary constitution of provision for labor proceedings, due to CVM Resolution 489;
(5) extraordinary non-technical provision in the “Individual Health” portfolio related to the differences between the restatement of the plans and the corresponding medical and hospital costs;
(6) positive result recorded in the sale of our share in Usiminas in the 4th quarter of 2006;
(7) activation of fiscal credits of previous periods; and
(8) full goodwill amortization in subsidiaries made in 3Q06.

Bradesco’s recurring net income in 2006 reached R$6,363 million, accounting for a 15.4% increase in relation to net income of 2005. Bradesco’s Stockholders’ Equity amounted to R$24,636 million as of December 31, 2006, equivalent to a 26.9% increase compared to the balance as of December 31, 2005. Consequently, the annualized return on Average Stockholders’ Equity (ROAE) reached 30.0% . Total consolidated assets reached R$265,547 million as of December 31, 2006, accounting for a 27.2% growth in relation to the balance of same date of the previous year. The annualized return on Average Assets (ROAA), in 2006, was 2.7% . Earnings per stock reached R$6.36.

The main items influencing net income in 2006, compared to the previous year, can be seen below:

(a) Net Interest Income – R$3,290 million

Such growth is basically due to “interest” component, with a share of R$2,538 million, mainly caused by an increment in the business volume, pointing out a 19.2% increase in the volume of loan operations for individuals in 2006, mainly concerned with consumer sales and personal loan financing, the spread of which is higher . In the “non-interest” component, with a share of R$752 million, the highlight was for the largest gains of TVM and treasury in 2006.

(b) Allowance for Doubtful Accounts – R$1,905 million

The variation is mostly due to an 18.6% increase in the volume of loan operations in the 12-month period ended on December 31, 2006, pointing out the individual client operations, with an increase of 19.2%, mainly under the type “personal loan”, which in view of its specific characteristic requires a higher volume of provision, as well as the increase of the delinquency ratio, as noticed in all Brazilian Financial System.

(c) Income from Insurance,Private Pension Plans and Certificated Savings Plans Operations – R$404 million

The evolution is mostly due to: (i) the recovery in sales of private pension products; and (ii) the increase in the result of Auto/RCF segment.

(d) Fee and Commission Income – R$1,549 million

The increase in the period is mainly due to a higher volume of operations, combined with the improvement in the segmentation process and BEC and Amex Brasil consolidation, pointing out the items “Income from Cards” R$457 million, “Checking Accounts” R$326 million, “Loan Operations” R$253 million and “Fund Management” R$198 million.

(e) Personnel, Administrative and Tax Expenses – R$(1,671) million

Out of such amount, R$620 million of personnel expenses is basically due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2005, which had an impact of 8 months compared to 2005; (ii) the increase in the salary levels resulting from the 2006 collective bargaining agreement; (iii) the higher expenses with provision for labor proceedings (normal) in the period of 2006; and (iv) the consolidation of BEC and Amex Brasil.

The R$728 million of other administrative expenses basically refer to: (i) the effects on increased volume of business; (ii) the consolidation of BEC and Amex Brasil; (iii) the investments in the improvement and optimization of the technological platform; and (iv) contractual adjustments in the period.

The R$323 million of tax expenses derive basically from the increase of R$220 million in PIS/COFINS expenses and of R$47 million with ISS, due to the increase in taxable income.

3rd Quarter/06 x 4th Quarter/06 – R$ million

	3rd Qtr./06						4th Qtr./06					Variations

	Reported Statement of Income	Adjustments				Adjusted Statementof Income	Reported Statement of Income	Adjustments				Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Labor (2)	Tax Credit (3)	Goodwill (4)			Fiscal Hedge (1)	Health Provision (5)	Usiminas (6)	Tax Credit (3)

Net Interest Income (a)	4,852	15	–	–	–	4,867	5,321	(57)	–	(219)	–	5,045	178	3.7
Allowance for Doubtful Accounts – PDD (b)	(1,169)	–	–	–	–	(1,169)	(1,189)	–	–	–	–	(1,189)	(20)	1.7
Intermediation Gross Income	3,683	15	–	–	–	3,698	4,132	(57)	–	(219)	–	3,856	158	4.3
Insurance, Private Pension Plans and Certificated Savings Plans
Operating Income (c)	326	–	–	–	–	326	(43)	–	387	–	–	344	18	5.5
Fee and Commission Income (d)	2,343	–	–	–	–	2,343	2,424	–	–	–	–	2,424	81	3.5
Personnel Expenses (e)	(1,584)	–	–	–	–	(1,584)	(1,460)	–	–	–	–	(1,460)	124	(7.8)
Supplementary Labor Provisions (2)	(309)	–	309	–	–	–	–	–	–	–	–	–	–	–
Other Administrative Expenses (e)	(1,507)	–	–	–	–	(1,507)	(1,671)	–	–	–	–	(1,671)	(164)	10.9
Tax Expenses (e)	(530)	(2)	–	–	–	(532)	(584)	7	–	–	–	(577)	(45)	8.5
Other Operating Income/Expenses	(587)	–	–	–	–	(587)	(737)	–	–	–	–	(737)	(150)	25.6
Full Goodwill Amortization (3)	(2,109)	–	–	–	2,109	–	–	–	–	–	–	–	–	–
Operating Income	(274)	13	309	–	2,109	2,157	2,061	(50)	387	(219)	–	2,179	22	1.0
Non-Operating Income	41	–	–	–	–	41	(29)	–	–	–	–	(29)	(70)	–
Income Tax/Social Contribution and Minority Interest	452	(13)	(105)	(204)	(717)	(587)	(329)	50	(132)	75	(194)	(530)	57	(9.7)
Net Income	219	–	204	(204)	1,392	1,611	1,703	–	255	(144)	(194)	1,620	9	0.6

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of this hedge strategy;
(2) extraordinary constitution of provisions for labor proceedings, according to CVM Resolution no. 489 made in the 3rd quarter of 2006;
(3) activation of the fiscal credits of previous periods;
(4) full goodwill amortization in subsidiaries made in 3Q06;
(5) extraordinary non-technical provision in the “Individual Health” portfolio related to the differences between the restatement of the plans and the corresponding medical and hospital costs;
(6) positive result recorded in the sale of our share in Usiminas in the 4th quarter of 2006;

In the 4th quarter of 2006, Bradesco’s Recurring Net Income reached R$1,620 million, which corresponds to a 0.6% growth when compared to the 3rd quarter of 2006. Bradesco’s Stockholders’ Equity amounted to R$24,636 million on December 31, 2006, a 13.1% increase in relation to September 31, 2006. Total consolidated assets reached R$265,547 million as of December 31, 2006, growing 9.2% in the quarter.

The main items influencing net income in the 4th quarter of 2006 compared to the previous quarter can be seen below:

(a) Net Interest Income – R$178 million

Such variation is basically due to “non-interest” component, with an increase of R$225 million, motivated by lower treasury and TVM gains in the 3rd quarter, partially due to the negative adjustment of mark-to-market of derivative financial instruments used as hedge of loan operations market risk in the country adversely affected by the “interest” component in the amount of R$47 million resulting, basically, from the drop recorded in the spreads.

(b)Allowance for Doubtful Accounts – R$(20) million

The variation is due to the slight growth of the delinquency ratio, mitigated by the increase of 6.4% in the volume of loan operations businesses of corporate clients, which require a lower volume of provision.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations –R$18 million

The evolution is basically due to the improvement in the result of Pension Plans products.

(d)Fee and Commission Income – R$81 million

The increase is mostly due to an expansion in the volume of operations in the quarter, reflecting substantially in “Income from Cards” R$27 million, “Checking Accounts” R$15 million, “Loan Operations” R$17 million and “Charging” R$7 million.

(e) Personnel, Administrative and Tax Expenses – R$(85) million

Out of this amount, the increase of R$164 million in administrative expenses is basically due to the seasonal increase of advertising expenses in R$109 million. The growth of R$45 million of tax expenses derives mostly from higher CPMF expenses, R$32 million. The decrease in personnel expenses of R$124 million is related basically to lower PLR expenses in the amount of R$85 million and labor proceedings R$13 million, offset by the increased salary levels resulting from the 2006 collective bargaining agreement (3.5%), which had an impact in expenses of R$6 million, with R$30 million of increase in payroll in 4Q06, against R$10 million of increase in payroll and R$14 million of restatement of labor liabilities in 3Q06.

Highlights

Recurring Income

	R$ million

	Years		Variation	2006		Variation

	2005	2006	%	3rd Qtr.	4th Qtr.	%

Adjusted Net Interest Income	16,548	19,838	19.9	4,867	5,045	3.7
Allowance for Doubtful Accounts Expenses	2,507	4,412	76.0	1,169	1,189	1.7
Fee and Commission Income	7,349	8,898	21.1	2,343	2,424	3.5
Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	13,647	15,180	11.2	3,807	4,627	21.5
Personnel Expenses	5,312	5,932	11.7	1,584	1,460	(7.8)
Other Administrative Expenses	5,142	5,870	14.2	1,507	1,671	10.9
Operating Income	7,498	8,666	15.6	2,157	2,179	1.0
Recurring Net Income	5,514	6,363	15.4	1,611	1,620	0.6

Balance Sheet

	R$ million

	December		Variation	2006		Variation

	2005	2006	%	September	December	%

Total Assets	208,683	265,547	27.2	243,192	265,547	9.2
Securities and Derivative Financial Instruments	64,451	97,250	50.9	73,022	97,250	33.2
Loan and Leasing Operations	81,130	96,219	18.6	92,013	96,219	4.6
Permanent Assets	4,358	3,492	(19.9)	3,713	3,492	(6.0)
Deposits	75,406	83,905	11.3	78,853	83,905	6.4
Borrowings and Onlendings	16,563	17,419	5.2	16,640	17,419	4.7
Technical Provisions	40,863	48,742	19.3	45,719	48,742	6.6
Stockholders’ Equity	19,409	24,636	26.9	21,773	24,636	13.1

Change in Number of Outstanding Stocks

	Common stocks	Preferred stocks	Total

Number of Outstanding Stocks on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks Acquired and Cancelled	–	(30,000)	(30,000)
Stocks Acquired and not Cancelled	(287,700)	(6,400)	(294,100)
Capital Increase by Subscription	10,909,152	10,909,030	21,818,182
Number of Outstanding Stocks on December 31, 2006	500,071,456	500,811,468	1,000,882,924

Stock Performance

	R$

	Years		Variation	2006		Variation

	2005	2006	%	3rd Qtr.	4th Qtr.	%

Net Income per Stock (*)	5.63	6.36	13.0	1.65	1.62	(1.8)
Dividends/JCP per Stock– common (after income tax) (*)	1.605	1.876	16.9	0.889	0.038	(95.7)
Dividends/JCP per Stock – preferred (after income tax) (*)	1.766	2.063	16.8	0.978	0.042	(95.7)
Book Value per Stock (common and preferred) (*)	19.82	24.61	24.2	22.23	24.61	10.7
Last Business Day Price – common	64.49	82.95	28.6	68.70	82.95	20.7
Last Business Day Price – preferred	67.70	86.50	27.8	71.99	86.50	20.2
Market Value (R$ million) (**)	64,733	84,801	31.0	68,883	84,801	23.1

(*) For purposes of comparison, the amounts were adjusted by 100% due to stocks bonus occurred as of 11.22.2005.
(**) Number of stocks (disregarding the treasury stocks) x closing price of Common and Preferred stocks of the last day of the period. N.B. In 4th quarter of 2006 and in the fiscal year of 2006, the calculation comprises the capital increase occurred as of 12.7.2006.

Cash Generation

	R$ million

	2005			2006 (*)

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Net Income	1,430	1,463	5,514	1,611	1,620	6,363
Equity in the Earnings of Affiliated Companies	(64)	(7)	(76)	(7)	(30)	(72)
Allowance for Doubtful Accounts	540	770	2,507	1,169	1,189	4,412
Allowance/Reversal for Mark-to-Market Adjustment	3	8	(19)	–	(42)	9
Depreciation and Amortization	109	134	469	128	130	481
Goodwill Amortization	86	183	453	–	–	433
Other	34	3	110	16	7	26
Total	2,138	2,554	8,958	2,917	2,874	11,652

(*) It considers the Recurring Net Income.

Added Value with Hedge Adjustment and without Extraordinary Events

	R$ million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Added Value (A+B+C)	4,034	3,835	14,522	4,311	4,187	16,731
A – Gross Income from Financial Intermediation	3,797	3,833	14,041	3,698	3,856	15,426
B – Fee and Commission Income	1,918	2,010	7,349	2,343	2,424	8,898
C – Other Operating Income/Expenses	(1,681)	(2,008)	(6,868)	(1,730)	(2,093)	(7,593)

Distribution of Added Value (D+E+F+G)	4,034	3,835	14,522	4,311	4,187	16,731
D – Employees	1,315	1,185	4,649	1,391	1,273	5,196
E – Government	1,289	1,187	4,359	1,309	1,294	5,172
F – JCP/Dividends to Stockholders (paid and provisioned) (*)	612	344	1,881	972	40	2,160
G – Profit Reinvestment	818	1,119	3,633	639	1,580	4,203

Distribution of Added Value – percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	32.6	30.9	32.0	32.4	30.4	31.1
Government	32.0	30.9	30.0	30.4	30.9	30.9
JCP/Dividends to Stockholders (paid and provisioned) (*)	15.2	9.0	13.0	22.5	1.0	12.9
Profit Reinvestments	20.2	29.2	25.0	14.7	37.7	25.1

(*) In the 3rd quarter of 2006, the Board of Directors’ Meeting resolutions of 10.05.2006 are considered.

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2005		2006

	September	December	September	December

Stockholders’ Equity + Minority Stockholders	18,316	19,467	21,829	24,694
Subordinated Debts	6,077	6,290	10,265	10,411
Tax Credits	(82)	(99)	(149)	(59)
Exchange Membership Certificates	(66)	(69)	(80)	(84)
Reference Equity (A) (*)	24,245	25,589	31,865	34,962
Permanent Assets	7,576	7,817	8,642	8,912
Fixed Assets and Leasing	(2,960)	(3,370)	(4,844)	(5,334)
Unrealized Leasing Losses	(96)	(99)	(100)	(102)
Other Adjustments	(66)	(69)	92	799
Total Fixed Assets (B) (*)	4,454	4,279	3,790	4,275
Fixed Assets to Stockholders’ Equity Ratio (B/A) - %	18.4	16.7	11.9	12.2
Margin	7,669	8,516	12,143	13,206

(*) For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per BACEN’s resolution 2,283.

Performance Ratios (annualized) – in percentage (*)

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Return on Stockholders’ Equity (total)	35.2	33.7	28.4	33.0	29.0	25.8
Return on Stockholders’ Equity (average)	36.5	35.3	32.1	32.7	32.3	30.0
Return on Total Assets (total)	2.9	2.8	2.6	2.7	2.5	2.4
Return on Total Assets (average)	2.9	2.9	2.8	2.7	2.6	2.7
Stockholders’ Equity on Total Assets	9.0	9.3	9.3	9.0	9.3	9.3
Capital Adequacy Ratio (Basel) – Financial Consolidated	17.7	17.3	17.3	18.4	18.8	18.8
Capital Adequacy Ratio (Basel) – Total Consolidated	15.5	15.2	15.2	16.2	16.5	16.5
Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	42.8	45.3	45.3	46.0	48.0	48.0
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	18.4	16.7	16.7	11.9	12.2	12.2
Expanded Combined Ratio	86.9	91.8	89.8	82.5	86.9	84.9
Efficiency Ratio (12 months accumulated)	47.0	45.6	45.6	42.4	42.1	42.1

(*) Recurring net income was used for calculations involving the 3rd and 4th quarter of 2006 as well as the fiscal year of 2006.

Market Share – Consolidated – in percentage

	2005		2006

	September	December	September	December

Banks – Source: BACEN
Time Deposit	10.0	9.8	9.6	ND
Savings Deposit	15.3	15.5	14.6	ND
Demand Deposit	17.5	15.9	17.4	ND
Loan Operations	12.7	12.6	12.5	12.3 (*)
Number of Branches	16.7	16.5	16.8	16.6

Banks – Source: ANBID
Investment Funds + Portfolios	15.2	15.2	14.7	14.9

Banks – Source: Federal Revenue Secretariat
CPMF	20.0	20.0	19.8	19.8

Insurance, Private Pension Plans and Certificated Savings Plans –Source: SUSEP and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	25.0	25.6	25.1	25.5 (*)
Insurance Premiums (including VGBL)	25.3	26.1	25.3	25.8 (*)
Revenues from Pension Plans Contributions (excluding VGBL)	27.2	26.7	28.6	25.8 (*)
Revenues from Certificated Savings Plans	20.3	20.5	19.8	20.0 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	38.0	37.9	37.1	37.1 (*)

Insurance and Private Pension Plans– Source: ANAPP
Revenues from VGBL Premiums	43.5	44.8	42.5	42.9 (*)
Revenues with PGBL Contributions	25.2	27.6	32.8	31.7 (*)
Private Pension Plans Investment Portfolios (including VGBL)	44.7	43.9	42.6	42.3 (*)

Credit Card – Source: ABECS
Credit Card Revenue	10.7	10.7	14.8	15.5

Leasing – Source: ABEL
Active Operations	11.4	11.5	11.8	11.5 (*)

Banco Finasa – Source: BACEN
Finabens (Portfolio)	20.9	21.7	20.7	20.6 (*)
Auto (Portfolio) – This includes Banco Bradesco	27.2	22.9	25.8	25.7 (*)

Consortia – Source: BACEN
Real Properties	21.4	24.1	26.3	27.3
Auto	15.2	16.2	17.1	20.2
Trucks, Tractors and Agricultural Implements	2.9	3.2	5.8	6.3

International Area –Source: BACEN
Export Market	20.1	20.2	22.8	22.3 (**)
Import Market	14.7	14.5	15.0	15.4 (**)

(*) Reference date: November 2006
(**) Previous data
ND – Not available

Other Information

	2006		Variation	December		Variation

	September	December	%	2005	2006	%

Assets under Management – in R$ million	358,557	386,586	7.8	309,048	386,586	25.1
Number of Employees	78,319	79,306	1.3	73,881	79,306	7.3
Number of Branches	3,002	3,008	0.2	2,921	3,008	3.0
Checking Account Holders – million	16.8	16.8	–	16.5	16.8	1.8
Savings Account Holders – million	32.8	35.2	7.3	35.1	35.2	0.3
Debit and Credit Card Base – million	53.3	58.0	8.8	47.6	58.0	21.8

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December				2006

	2002	2003	2004	2005	September	December

Common	431,606	479,018	476,703	489,450	489,296	500,071
Preferred	425,122	472,164	472,163	489,939	489,903	500,812
Subtotal – Outstanding Stocks	856,728	951,182	948,866	979,389	979,199	1,000,883
Treasury Stocks	5,878	344	–	464	624	758
Total	862,606	951,526	948,866	979,853	979,823	1,001,641

(*) For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On December 31, 2006, Bradesco’s capital stock was R$14.2 billion, composed of 1,001,641,324 stocks, of which 500,823,456 are common and 500,817,868 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company Cidade de Deus Participações, which directly holds 48.46% of our voting capital and 24.32% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações e Investimento. Elo Participações e Investimento has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 130).

Quantity of Stockholders – Resident in the Country and Abroad

	December				2006

	2002	2003	2004	2005	September	December

Individuals	2,153,800	2,158,808	1,254,044	1,244,572	1,253,294	1,248,275
Corporate	179,609	180,559	116,894	116,225	116,398	116,040
Subtotal Residents in the Country	2,333,409	2,339,367	1,370,938	1,360,797	1,369,692	1,364,315
Residents Abroad	373	465	3,780	3,701	3,697	3,689
Total	2,333,782	2,339,832	1,374,718	1,364,498	1,373,389	1,368,004

Concerning Bradesco’s stockholders, domiciled in the country and overseas, on December 31, 2006, 1,364,315 stockholders were domiciled in Brazil, accounting for 99.73% of total stockholders’ base and holding 71.35% of the Bradesco’s outstanding stocks.

Whereas the number of stockholders living abroad was 3,689, representing 0.27% of total stockholders’ base and holding 28.65% of Bradesco’s outstanding stocks.

Market Value – R$ million

N.B.: the market value considers the closing quotation of the Preferred and Common stocks multiplied by the respective number of stocks.

Market Value / Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.
Formula used: quantity of common and preferred stocks multiplied by the closing price of Common and Preferred stocks of the last business day of the period. The amount is divided by the book value of the period.

Dividend Yield – in percentage (accumulated over the past 12 months)

Dividend Yield: is the ratio of the stock price and dividends and/or interest on own capital distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing. Formula used: amount received by stockholder as dividend and/or interest on own capital over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.
(*) The Board of Directors’ Meeting resolutions of 10.5.2006 are considered.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital.
Formula used: amount received by stockholders as dividends and/or interest on own capital, which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x IBOVESPA – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (accumulated over the past 12 months) (*)

(*)
For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

(**)	Recurring Net Income was used.

Bradesco PN (BBDC4) x IBOVESPA – Appreciation Index (in percentage)

Source: Economática

Bradesco Stock Performance

Bradesco’s preferred stocks appreciated by 33.1% (adjusted by dividends) at the end of 2006, whereas Ibovespa appreciated by 32.9% .

The year of 2006 was highlighted by the volatility of the worldwide markets, in particular the emerging ones, mainly due to concerns in relation to the performance of the US economy, which lead to a movement of income realization during the second quarter. At the end of the year the perception that the tightening cycle of the North American monetary policy was ending allowed a strong recovery of greater part of the worldwide markets, including the Brazilian market.

In its turn, the banking sector continued presenting a positive performance, however with no surprises as in previous years. During the year the main concern was the delinquency, which showed a slowdown in growth at the end of 2006.

Statement of Recurring Income

	R$ million

	Years		Variation %	2006		Variation %

	2005	2006		3rd Qtr.	4th Qtr.

Revenues from Financial Intermediation	32,967	37,665	14.3	9,623	9,566	(0.6)
Loan Operations	16,704	20,055	20.1	5,258	5,113	(2.8)
Leasing Operations	444	653	47.1	174	193	10.9
Securities Transactions	5,552	6,090	9.7	1,794	1,716	(4.3)
Financial Income on Insurance, Private Pension Plans
and Certificated Savings Plans	6,171	6,888	11.6	1,591	1,841	15.7
Derivative Financial Instruments	1,983	1,923	(3.0)	303	291	(4.0)
Foreign Exchange Transactions	618	730	18.1	168	98	(41.7)
Compulsory Deposits	1,495	1,326	(11.3)	335	314	(6.3)
Expenses From Financial Intermediation
(not including PDD)	16,419	17,827	8.6	4,756	4,521	(4.9)
Market Funding Operations	11,285	11,995	6.3	3,431	3,011	(12.2)
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	3,765	4,005	6.4	908	1,139	25.4
Borrowings and Onlendings	1,360	1,819	33.8	415	369	(11.1)
Leasing Operations	9	8	(11.1)	2	2	–
Net Interest Income	16,548	19,838	19.9	4,867	5,045	3.7
Allowance for Doubtful Accounts	(2,507)	(4,412)	76.0	(1,169)	(1,189)	1.7
Gross Income from Financial Intermediation	14,041	15,426	9.9	3,698	3,856	4.3
Other Operating Income (Expenses)	(6,543)	(6,760)	3.3	(1,541)	(1,677)	8.8
Fee and Commission Income	7,349	8,898	21.1	2,343	2,424	3.5
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	621	1,025	65.1	326	344	5.5
(+) Net Premiums Written	16,825	19,022	13.1	4,714	5,662	20.1
( - ) Reinsurance Premiums and Redeemed Premiums	(3,178)	(3,842)	20.9	(907)	(1,035)	14.1
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	13,647	15,180	11.2	3,807	4,627	21.5
Retained Premiums from Insurance	7,394	8,083	9.3	2,074	2,110	1.7
Private Pension Plans Contributions	4,833	5,679	17.5	1,381	2,117	53.3
Income on Certificated Savings Plans	1,420	1,418	(0.1)	352	400	13.6
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(2,429)	(3,515)	44.7	(901)	(1,569)	74.1
Variation in Technical Provisions for Insurance	(325)	(622)	91.4	(151)	(85)	(43.7)
Variation in Technical Provisions for Private
Pension Plans	(2,105)	(2,880)	36.8	(747)	(1,480)	98.1
Variation in Technical Provisions for Certificated
Savings Plans	1	(13)	–	(3)	(4)	33.3
Retained Claims	(5,825)	(6,127)	5.2	(1,490)	(1,652)	10.9
Certificated Savings Plans Draws and Redemptions	(1,229)	(1,222)	(0.6)	(305)	(344)	12.8
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(961)	(1,023)	6.5	(260)	(269)	3.5
Insurance Products Selling Expenses	(774)	(816)	5.4	(206)	(209)	1.5
Private Pension Plans Selling Expenses	(169)	(190)	12.4	(48)	(56)	16.7
Certificated Savings Plans Selling Expenses	(18)	(17)	(5.6)	(6)	(4)	(33.3)
Expenses with Private Pension Plans Benefits and
Redemptions	(2,582)	(2,268)	(12.2)	(525)	(449)	(14.5)
Personnel Expenses	(5,312)	(5,932)	11.7	(1,584)	(1,460)	(7.8)
Other Administrative Expenses	(5,142)	(5,870)	14.2	(1,507)	(1,671)	10.9
Tax Expenses	(1,827)	(2,150)	17.7	(532)	(577)	8.5
Equity in the Earnings of Affiliated Companies	76	72	(5.3)	7	30	328.6
Other Operating Income	1,097	1,420	29.4	419	430	2.6
Other Operating Expenses	(3,405)	(4,223)	24.0	(1,013)	(1,197)	18.2
Operating Income	7,498	8,666	15.6	2,157	2,179	1.0
Non-Operating Income	(106)	(9)	(91.5)	41	(29)	–
Income before Taxes and Profit Sharing	7,392	8,657	17.1	2,198	2,150	(2.2)
Taxes on Income	(1,869)	(2,285)	22.3	(585)	(528)	(9.7)
Minority Interest in Consolidated Subsidiaries	(9)	(9)	–	(2)	(2)	–
Net Income	5,514	6,363	15.4	1,611	1,620	0.6
Annualized Return on Stockholders’ Equity (%)	28.4	25.8		33.0	29.0

Analysis of the Statement of Recurring Income – R$ million

Income from Loan Operations and Leasing Result

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
17,139	20,700	20.8	5,430	5,304	(2.3)

In the year, income was up mainly as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$96,219 in December/06 against R$81,130 in December/05, i.e., a 18.6% increase, particularly in the individual client portfolio, up by 19.2%, which shows higher profitability, pointing out “Auto” and “Personal Loan” products, while in the corporate portfolio there was an increase of 18.2%, pointing out “BNDES Onlending”, “Operations Abroad” and “Working Capital” products; (ii) lower exchange loss variation of 8.7% in the year/06, against an exchange loss variation of 11.8% in the year/05, affecting foreign currency indexed and/or denominated operations, which comprise 9.5% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts (ACC) ); which was partially affected: (iii) by the decrease in average interest rates, observing the 15.0% CDI variation in the year/06, against 19.0% in the year/05.

The variation in income in the quarter was mainly due to: (i) the drop in the average interest rates, observing the 3.1% CDI variation in 4Q06, against 3.5% in 3Q06; and (ii) by exchange loss variation of 1.7% in 4Q06, against exchange gain variation of 0.5% in 3Q06, affecting our foreign currency indexed and/or denominated operations, comprising 9.5% of total Loan and Leasing Operations, basically derived from the corporate portfolio (excluding Advances on Foreign Exchange Contracts (ACC)); which was partially mitigated: (iii) by an increase of 4.6% in the loan portfolio volume, which reached the amount of R$96,219 in December/06, against R$92,013 in September/06, considering that the individual client portfolio had a growth of 2.0%, which shows higher profitability than the corporate portfolio, pointing out the products connected to the consumer financing, while in the c orporate portfolio, there was an increase of 6.4%, pointing out “Operations Abroad”, “Working Capital” and “BNDES Onlending” products.

Income from Operations with Securities (TVM) and Derivative Financial Instruments

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
7,535	8,013	6.3	2,097	2,007	(4.3)

The increase in income in the year is practically due to: (i) higher “non-interest” income gains of R$558; (ii) lower exchange loss variation of 8.7% in the year/06, against an exchange loss variation of 11.8% in the year/05, impacting on the foreign currency indexed and/or denominated operations, comprising 6.2% of the portfolio; which was partially offset: (iii) by the reduction in the average interest rates, observing the 15.0% CDI variation in the year/06, against 19.0% in the year/05.

The variation in income in the quarter is mainly due to: (i) the exchange gain variation of 1.7% in 4Q06, against exchange gain variation of 0.5% in 3Q06, impacting on the foreign currency indexed and/or denominated operations, comprising 6.2% of the portfolio; (ii) a reduction in the average interest rates, observing the 3.1% CDI variation in 4Q06, against 3.5% in 3Q06; partially offset: (iii) by higher “non-interest” income gain R$57, basically with treasury.

Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
6,171	6,888	11.6	1,591	1,841	15.7

The growth in the year was basically due to: (i) an increase in the volume of the securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially “VGBL” and “PGBL” products; (ii) a higher IGP-M variation of 3.8% in the year/06, against 1.2% in the year/05; (iii) higher non-interest income of R$461 in the year/06, against R$254 in the year/05, arising from higher gains of securities; partially mitigated by: (iv) the reduction in the average interest rates, observing the 15.0% CDI variation in the year/06, against 19.0% in the year/05.

The growth in the quarter was substantially due to: (i) higher “non-interest” income of R$147 in 4Q06, against R$28 in 3Q06; (ii)higher IGP-M variation of 1.5% in 4Q06, against 0.8% in 3Q06; and (iii) increase in the volume of securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially “VGBL” and “PGBL” products.

Foreign Exchange Transactions

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
618	730	18.1	168	98	(41.7)

This item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$244 in the year/05 and R$345 in the year/06, mostly influenced by an increase in the average volume of foreign exchange portfolio in the year.			This item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After such deductions, the result had a drop, being R$96 in 3Q06 and R$90 in 4Q06, for the reduction in the average volume of the foreign exchange portfolio in the quarter.

Compulsory Deposits

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,495	1,326	(11.3)	335	314	(6.3)

The variation in the year is basically due to: (i) a reduction in the CDI rate of 15.0% in the year/06, against 19.0% in the year/05, used to remunerate the additional compulsory deposit; (ii) a reduction in Reference Rate – TR from 2.0% in the year/06 against 2.8% in the year/05, which composes the remuneration of compulsory deposit over savings deposits; which was offset: (iii) by the increase in the average volume of deposits in the year.

The variation in the quarter is essentially due to: (i) the decrease in Reference Rate – TR from 0.6% in 3Q06 to 0.5% in 4Q06; (ii) the reduction in CDI rate from 3.5% in 3Q06 to 3.1% in 4Q06, used to remunerate the additional compulsory deposit; offset: (iii) by an increase in the average volume of deposits in the quarter.

Market Funding Operations Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
11,285	11,995	6.3	3,431	3,011	(12.2)

The variation in the year is mostly due to: (i) the increase in the average funding balance; (ii) lower exchange loss variation of 8.7% in the year/06, against exchange loss variation of 11.8% in the year/05, impacting the foreign currency indexed and/or denominated funding; which was offset by: (iii) reduction in the average interest rates, observing the 15.0% CDI variation in the year/06, against 19.0% in the year/05, mainly affecting the time deposits expenses and purchase and sale commitments; and (iv) a reduction in Reference Rate – TR from 2.8% in the year/05 to 2.0% in the year/06, impacting on the remuneration of savings deposits.

The reduction in the quarter mainly derives from: (i) the reduction in the average interest rates, observing the 3.1% CDI variation in 4Q06, against 3.5% in 3Q06, mainly affecting the time deposits expenses and purchase and sale commitments; and (ii) the exchange loss variation of 1.7% in 4Q06, against exchange gain variation of 0.5% in 3Q06, impacting on the foreign currency indexed and/or denominated funding; which was partially offset: by the increase in the average funding balance in 4Q06.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
3,765	4,005	6.4	908	1,139	25.4

The increase in the year is basically due to: (i) higher average balance of technical provisions, especially “PGBL” and “VGBL” products; (ii) higher IGP-M variation of 3.8% in the year/06, against 1.2% in the year/05, one of the indexes which also remunerates the technical provisions; partially mitigated: (iii) by the reduction in the average interest rates, observing the 15.0% CDI variation in the year/06, against 19.0% in the year/05.

The variation in the quarter is mainly due to: (i) higher average balance of technical provisions, especially “PGBL” and “VGBL” products; and (ii) higher IGP-M variation of 1.5% in 4Q06, against 0.8% in 3Q06, one of the indexes which also remunerates the technical provisions; partially mitigated: (iii) by the drop in the average interest rates, observing the 3.1% CDI variation in 4Q06, against 3.5% in 3Q06.

Borrowings and Onlendings Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,360	1,819	33.8	415	369	(11.1)

The variation in the year is mainly due to the lower exchange loss variation of 8.7% in the year/06, against exchange loss variation of 11.8% in the year/05, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 35.0% of the Borrowings and Onlendings portfolio.

The decrease in the quarter is mainly due to: (i) the lower expense with bankers abroad of R$66, due to the lower volume of these operations; and (ii) the exchange loss variation of 1.7% in 4Q06, against exchange gain variation of 0.5% in 3Q06, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 35.0% of the Borrowings and Onlendings portfolio.

Net Interest Income

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
16,548	19,838	19.9	4,867	5,045	3.7

The variation of R$3,290 in net interest income is composed of: (i)increase in interest income operations of R$2,538, mainly due to a growth in the business volume; and (ii) higher “non-interest” income of R$752, basically due to higher securities and treasury gains.

The variation of R$178 in net interest income is composed of: (i) the increase in “non-interest” income of R$225, partially due to the mark-to-market negative adjustment of derivative financial instruments, used as market risk hedge of loan operations in the country occurred in 3Q06, partially affected (ii) by the reduction in interest income operations of R$47, mainly for the drop verified in spreads.

Allowance for Doubtful Accounts Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
2,507	4,412	76.0	1,169	1,189	1.7

The increase in the year of R$1,905 is compatible with the performance of our loan portfolio, which evolved 18.6%, that is, R$15,089, over the last 12 months, pointing out to the strong growth of the individual client portfolio with 19.2% or R$6,390 in the year, jointly with the deterioration of the payment capacity of our clients-individuals.

The variation in the quarter is due to the slight growth of the delinquency ratio, mitigated by the increase of 6.4% in the volume of loan operations businesses of corporate clients, which require a lower volume of provision.

Fee and Commission Income

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
7,349	8,898	21.1	2,343	2,424	3.5

The increase in the year is mainly due to a hike in the volume of operations, combined with a growth in the client base and improvement in the segmentation process, pointing out: (i) card income R$457, which includes the consolidation of Amex Brasil as of 2H/06 R$235; (ii) checking account R$326; (iii) loan operations R$253; (iv) assets under management R$198; (v) collection R$65; (vi) consortium management R$53; and (vii) collection of taxes R$49.
			The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) card income R$27; (ii) loan operations R$17; (iii) checking account R$15; (iv) collection R$7.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
13,647	15,180	11.2	3,807	4,627	21.5

The growth in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
7,394	8,083	9.3	2,074	2,110	1.7

The growth in the year basically resulted from: (i) the increase in Health insurance production R$329, substantially to the corporate plan, due to the annual readjustment of the premiums by the variation of medical costs and due to the readjustment of management taxes; (ii) the increase in Life insurance production R$170; (iii) the increase in DPVAT premiums volume R$114; (iv) the recording, in the year/06 of premiums of effective and non-issued risks, which had its accounting system changed by means of the Circular SUSEP 314 in the Auto segment R$83 and in the Basic Lines R$23; partially mitigated: (v) by the reduction of Auto insurance production, due to the fee policy adjustment in search for a better profile of the insured, with the purpose of making the product more competitive R$34.

The growth in the quarter is mainly due to: (i) the increase in the production of Health Insurance segment R$48, substantially due to the corporate plan; (ii) the increase of Life insurance business volume R$26; and partially mitigated (iii) by the lower volume of premiums in the Auto segment R$35.

b) Private Pension Plans Contributions

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
4,833	5,679	17.5	1,381	2,117	53.3

The increase in the year is mainly due to: (i) the recovery in the sales of “VGBL” product R$1,468; mitigated by: (ii) the increase in the volume of redemption of “VGBL” R$584. The year/05 was influenced by uncertainties generated by changes in the tax legislation, affecting business in that period.
N.B.: according to SUSEP, the recording of “VGBL” redemptions reduces the retained contributions.

The growth in the quarter is mainly due to the higher sale of “VGBL” product R$734, due to the seasonality of the period in which there is an injection of resources in economy (13th salary).
N.B.: according to SUSEP, the recording of “VGBL” redemptions reduces the retained contributions.

c) Income on Certificated Savings Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,420	1,418	(0.1)	352	400	13.6

The income of certificated savings plans remained practically steady.
The growth in the quarter is mainly due to the larger volume of sale of “Pé Quente GP Ayrton Senna” (in partnership with Instituto Ayrton Senna), “ P é Quente Bradesco SOS Mata Atl â ntica ” (in partnership with Fundação SOS Mata Atlântica) and “Pé Quente Bradesco 1000” products, as well as the launching of “Pé Quente Bradesco SOS Mata Atlântica 300” product.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,429)	(3,515)	44.7	(901)	(1,569)	74.1

The variation in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(325)	(622)	91.4	(151)	(85)	(43.7)

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variations occurred in the year/06 were comprised of: (i) higher constitution of premium provisions in the Health portfolio R$357, Life R$132, Auto R$20 and Basic Lines R$15 segments; (ii) constitution of provision of effective and non-issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314 in the Auto segment R$76 and Basic Lines R$22.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The main variation of provisions in 4Q06 occurred in the Auto segment R$45, Health segment R$36 and Life segment R$21.

b) Variation in Technical Provisions for Private Pension Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,105)	(2,880)	36.8	(747)	(1,480)	98.1

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the year are mainly due to the increase in production of “VGBL” R$765.			Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the quarter are mainly due to the higher sale of “VGBL” product R$657.

c) Variation in Technical Provisions for Certificated Savings Plans

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
1	(13)	–	(3)	(4)	33.3

The variation is mainly due to the constitution of administrative technical provision.			There were no material variations.

Retained Claims

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5,825)	(6,127)	5.2	(1,490)	(1,652)	10.9

The growth in the year is due to: (i) an increase in reported claims in the Life R$112, Health R$71, Auto R$4 and DPVAT R$140 segments, this last one influenced by the IBNR provision complement, to comply with the CNSP Resolution 138, which mentions that the difference between the amount accumulated by the assets ensuring the IBNR provision and the balance of this provision must be fully recorded in IBNR expenses; mitigated: (ii) by the reduction of reported claims of Basic Lines R$25.
N.B.: Despite the nominal increase, the claims ratio decreased from 82.3% to 79.1%.

The variation in the quarter is due to: (i) the increase in Health segment R$139, Basic Lines R$20 and Life segment R$15; mitigated: (ii) by the decrease in reported claims of the Auto R$8 and DPVAT R$4 segments.
N.B.: Between the quarters, we recorded an increase in the claims ratio from 77.8% to 81.5%.

Certificated Savings Plans Draws and Redemptions

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,229)	(1,222)	(0.6)	(305)	(344)	12.8

The redemptions are directly related to revenue. The variation in the year is due to the decrease in revenues from certificated savings plans.			The redemptions are directly related to revenue. The variation in the quarter is due to increase in revenues from certificated savings plans.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(961)	(1,023)	6.5	(260)	(269)	3.5

The variation in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(774)	(816)	5.4	(206)	(209)	1.5

The increase in the year basically results from the growth in insurance sales, specially in the Auto R$22 and Life R$11 segments. In the sale/received premium ratio, there was a slight drop in the indexes (11.6% in the year/05 and 11.2% in the year/06).

In nominal terms, selling expenses remained practically steady in 4Q06 when compared to 3Q06. In the sale/received premiums ratio, there was a slight drop in the indexes (11.3% in 3Q06 and 11.0% in 4Q06).

b) Private Pension Plans Selling Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(169)	(190)	12.4	(48)	(56)	16.7

The variation in the year is basically a result of the increase in selling expenses of the traditional plans R$21.			The variation in the quarter is mainly a result of the increase in selling expenses of the traditional plans R$5.

c) Certificated Savings Plans Selling Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(18)	(17)	(5.6)	(6)	(4)	(33.3)

In nominal terms, selling expenses remained steady in the year/06 in relation to the year/05.			The variation in the quarter derives from higher selling expenses occurred in 3Q06 due to the use of “Fundação SOS Mata Atlântica” brand.

Private Pension Plans Benefits and Redemptions Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,582)	(2,268)	(12.2)	(525)	(449)	(14.5)

The variation in the year was derived from: (i) lower volume of redemptions in traditional plans R$235 and in PGBL R$116; mitigated: (ii) by the higher volume of benefits granted R$37.			The variation in the quarter is mainly due to (i) the lower volume of redemptions in traditional plans R$51 and “PGBL” R$10; and (ii) the higher volume of benefits granted R$15.

Personnel Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5,312)	(5,932)	11.7	(1,584)	(1,460)	(7.8)

The variation in the year is mainly due to: (i) the increase in salary levels, resulting from the 2006 collective bargaining agreement (3.5%) which had an impact of R$54, of which labor liabilities restatement was R$14 and increase in payroll was R$40; (ii) the higher expenses with provision for labor proceedings R$105; (iii) the consolidation of BEC/Fidelity/ Amex Brasil R$157; (iv) higher expenses of PLR R$127, which comprises supplementary PLR R$63, in conformity with the collective bargaining agreement of 2006; and (v) the increase in salary levels resulting from the 2005 collective bargaining agreement (6.0%), benefits and other R$177.

The variation in the quarter is basically due to: (i) the increase in salary levels, resulting from the 2006 collective bargaining agreement (3.5%)which had an impact of R$6 on expenses, and the increase in payroll in 4T06 was R$30, against an increase in payroll of R$10 and labor liabilities restatement of R$14 in 3Q06; (ii) the lower PLR expenses R$70 in 4Q06 against R$155 in 3Q06, which includes supplementary PLR R$63; and (iii) lower expenses with provisions for labor proceedings R$13.

Other Administrative Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5,142)	(5,870)	14.2	(1,507)	(1,671)	10.9

The increase in the year is basically due to: (i) the increase in the client base and businesses; (ii) the consolidation of BEC/Amex Brasil in the year/06; (iii) the contractual adjustments; and (iv) the investments in the improvement and optimization of the technological platform (IT).
			The variation in the quarter mainly derives from: (i) seasonal increase of advertising expenses R$109; (ii) data processing R$22; and (iii) transport R$13.

Tax Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,827)	(2,150)	17.7	(532)	(577)	8.5

The increase in the year mainly derives from: (i) PIS/COFINS increased expenses by R$220 in view of the increase of taxable income; and (ii) ISS increased expenses R$47.			The variation in the quarter is essentially due to: (i) the increase in CPMF expenses R$32, which refers mainly to the investment of funds obtained in debentures and the payment of dividends/JCP.

Equity in the Earnings of Affiliated Companies

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
76	72	(5.3)	7	30	328.6

The variation in the year is substantially due to: (i) lower results obtained in IRB Brasil-Resseguros R$29; which was partially offset: (ii) by the positive result reached in Bradesco Templeton R$24.			The variation in the quarter mainly derives from higher results obtained in the affiliated companies in 4Q06, basically the IRB-Brasil Resseguros R$22.

Other Operating Income

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,097	1,420	29.4	419	430	2.6

The increase in the year is basically due to: (i) higher net interest income R$190; and (ii) higher revenues of recovery of charges and expenses R$24.
The increase in the quarter is basically due to: (i) the reversal of operating provisions R$52; (ii) higher net interest income R$6; mitigated: (iii) by the reduction of charges and expenses recovery R$37.

Other Operating Expenses

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(3,405)	(4,223)	24.0	(1,013)	(1,197)	18.2

The increase in the year is mostly due to: (i) higher financial expenses R$467; (ii) increase in sundry losses R$130; (iii) higher costs of services rendered R$106; and (iv) higher operating provisions R$44.
			The variation in the quarter basically derives from: (i) higher interest expenses R$72; (ii) higher costs of services rendered R$40; and (iii) higher expenses with operating provisions R$13.

Operating Income

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
7,498	8,666	15.6	2,157	2,179	1.0

The increase in the year derives from: (i) higher net interest income R$3,290; (ii) increased fee and commission income R$1,549; (iii) increase in contribution margin of insurance, private pension plans and certificated savings plans operations R$404; partially affected by: (iv) higher allowance for doubtful accounts expenses R$1,905; (v) higher tax expenses R$323; (vi) increased personnel and administrative expenses R$1,348; and (vii) increased operating expenses (net of income) R$495; and (viii) the decrease in the equity in the earnings of affiliated companies R$4.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The variation in the quarter derives from: (i) higher net interest income R$178; (ii) increased fee and commission income R$81; (iii) increase in contribution margin of insurance, private pension plans and certificated savings plans operations R$18; (iv) lower personnel expenses R$124 (v) increase in the equity in the earnings of affiliated companies R$23; partially affected by: (vi) increased administrative expenses R$164; (vii) higher tax expenses R$45; (viii) increased operating expenses (net of income) R$173; and (ix) higher expenses with allowance for doubtful accounts R$20.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(106)	(9)	(91.5)	41	(29)	–

The variation in the year is mainly due to higher recording of non- operating provisions in 2005, mainly related to non-operating assets.			The variation in the quarter is substantially due to higher reversals of non-operating provisions carried out in 3Q06.

Taxes on Income

	Years			2006

2005	2006	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,869)	(2,285)	22.3	(585)	(528)	(9.7)

The variation on taxes on income expenses in the year reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.			The variation on taxes on income expenses in the quarter reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.

Comparative Balance Sheet

	R$ million

Assets	December		Variation %	2006		Variation %

	2005	2006		September	December

Current and Long-Term Assets	204,325	262,055	28.3	239,479	262,055	9.4
Funds Available	3,363	4,762	41.6	3,947	4,762	20.6
Interbank Investments	25,006	25,989	3.9	34,363	25,989	(24.4)
Securities and Derivative Financial
Instruments	64,451	97,250	50.9	73,022	97,250	33.2
Interbank and Interdepartmental
Accounts	17,095	19,311	13.0	17,949	19,311	7.6
Restricted Deposits:
Brazilian Central Bank	16,445	18,665	13.5	16,993	18,665	9.8
Other	650	646	(0.6)	956	646	(32.4)
Loan and Leasing Operations	70,740	83,467	18.0	79,907	83,467	4.5
Loan and Leasing Operations	75,546	90,012	19.1	86,041	90,012	4.6
Allowance for Doubtful Accounts	(4,806)	(6,545)	36.2	(6,134)	(6,545)	6.7
Other Receivables and Assets	23,670	31,276	32.1	30,291	31,276	3.3
Foreign Exchange Portfolio	6,937	7,946	14.5	8,620	7,946	(7.8)
Other Receivables and Assets	16,886	23,431	38.8	21,752	23,431	7.7
Allowance for Other Doubtful Accounts	(153)	(101)	(34.0)	(81)	(101)	24.7
Permanent Assets	4,358	3,492	(19.9)	3,713	3,492	(6.0)
Investments	985	697	(29.2)	1,019	697	(31.6)
Property, Plant and Equipment in Use
and Leased Assets	1,995	2,152	7.9	2,082	2,152	3.4
Deferred Charges	1,378	643	(53.3)	612	643	5.1
Deferred Charges	531	643	21.1	612	643	5.1
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	847	–	–	–	–	–
Total	208,683	265,547	27.2	243,192	265,547	9.2

Liabilities
Current and Long-Term Liabilities	189,164	240,673	27.2	221,190	240,673	8.8
Deposits	75,406	83,905	11.3	78,853	83,905	6.4
Demand Deposits	15,956	20,527	28.6	17,598	20,527	16.6
Savings Deposits	26,201	27,612	5.4	25,415	27,612	8.6
Interbank Deposits	146	290	98.6	173	290	67.6
Time Deposits	32,837	34,925	6.4	35,376	34,925	(1.3)
Other Deposits	266	551	107.1	291	551	89.3
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	24,639	47,676	93.5	36,264	47,676	31.5
Funds from Issuance of Securities	6,204	5,636	(9.2)	6,097	5,636	(7.6)
Securities Issued Abroad	2,731	2,175	(20.4)	2,521	2,175	(13.7)
Other Funds	3,473	3,461	(0.3)	3,576	3,461	(3.2)
Interbank and Interdepartmental
Accounts	2,040	2,232	9.4	1,914	2,232	16.6
Borrowings and Onlendings	16,563	17,419	5.2	16,640	17,419	4.7
Borrowings	7,135	5,778	(19.0)	5,767	5,778	0.2
Onlendings	9,428	11,641	23.5	10,873	11,641	7.1
Derivative Financial Instruments	239	519	117.2	508	519	2.2
Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	40,863	49,129	20.2	45,719	49,129	7.5
Other Liabilities	23,210	34,157	47.2	35,195	34,157	(2.9)
Foreign Exchange Portfolio	2,207	2,387	8.2	3,290	2,387	(27.4)
Taxes and Social Security Contributions,
Social and Statutory Payables	6,296	8,206	30.3	8,305	8,206	(1.2)
Subordinated Debt	6,719	11,949	77.8	11,767	11,949	1.5
Sundry	7,988	11,615	45.4	11,833	11,615	(1.8)
Future Taxable Income	52	181	248.1	173	181	4.6
Minority Interest in Consolidated
Subsidiaries	58	57	(1.7)	56	57	1.8
Stockholders’ Equity	19,409	24,636	26.9	21,773	24,636	13.1
Total	208,683	265,547	27.2	243,192	265,547	9.2

Equity Analysis – R$ million

Funds Available

	December			2006

2005	2006	Variation %	September	December	Variation %
3,363	4,762	41.6	3,947	4,762	20.6

The variation in the year is due to: (i) the increased volume of funds available in domestic currency R$1,347; and (ii) the increase in the volume in foreign currency R$52.			The variation in the quarter is due to: (i) the increased volume in domestic currency R$1,055; offset: (ii) by the decreased volume of funds available in foreign currency R$240.

Interbank Investments

	December			2006

2005	2006	Variation %	September	December	Variation %
25,006	25,989	3.9	34,363	25,989	(24.4)

The growth in the year derives mainly from: (i) the increase in open market investments, own portfolio position, in the amount of R$9,971; partially offset by (ii) the decrease in third-party portfolio position in the amount of R$8,978; and (iii) the decrease in investments in interbank deposits of R$18.

The reduction in the quarter is basically due to: (i) the decrease in third- party portfolio position in the amount of R$14,103; and (ii) the reduction in interbank deposits of R$1,232; partially offset: (iii) by the increase in open market investments, own portfolio position, in the amount of R$6,954.

Securities (TVM) and Derivative Financial Instruments

	December			2006

2005	2006	Variation %	September	December	Variation %
64,451	97,250	50.9	73,022	97,250	33.2

The increase in the year is substantially due to: (i) additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debt of R$4,504; (ii) the variation in average interest rates, observing the 15.0% CDI variation in the year/06; partially mitigated by: (iii) exchange loss variation of 8.7% in the year/06, impacting on foreign currency indexed and/or denominated securities, which comprise 6.2% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows: “Trading Securities” 66.1%; “Securities Available for Sale” 30.2%; and “Securities Held to Maturity” 3.7%. In December/06, 58.2% of the tota l portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 16.8% by Private Securities and 25.0% by “PGBL” and “VGBL” fund quotas.

The variation in the quarter partially reflects: (i) additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans and demand and time deposits; (ii) the variation in average interest rates, observing the 3.1% CDI variation in 4Q06; which was partially mitigated by: (iii) the redemption/maturity of securities; and (iv) exchange loss variation of 1.7% in 4Q06, impacting on foreign currency indexed and/or denominated securities, which comprise 6.2% of the portfolio.

Interbank and Interdepartmental Accounts

	December			2006

2005	2006	Variation %	September	December	Variation %
17,095	19,311	13.0	17,949	19,311	7.6

The variation in the year is mainly due to: (i) the increase in volume of compulsory demand deposits of R$1,157, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$16,731 in December/2005 to R$21,304 in December/2006; (ii) the increase in the volume of the compulsory of savings accounts deposits of R$227 referring to the increase in the balance of these deposits by 5.4% in the year; and (iii) the increase in the additional compulsory on deposits R$837.

The variation in the quarter is basically due to: (i) the increase in volume of compulsory demand deposits of R$914, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$18,540 in September/2006 to R$21,304 in December/2006; (ii) the increase in the volume of the compulsory of savings accounts deposits of R$323; and (iii) the increase in the additional compulsory on deposits R$435; offset: (iv) by the decrease in the item “Checks Clearing and Relationship with Correspondents Services” in the amount of R$379, in view of accounts balance, represented by checks and other documents, at the end of the year.

Loan and Leasing Operations

	December			2006

2005	2006	Variation %	September	December	Variation %
81,130	96,219	18.6	92,013	96,219	4.6

The increase in the year is basically due to: (i) the individual client portfolio, with a 19.2% growth, in particular in the “Auto” products, up by 18.6% and “Personal Loan”, up by 20.4%. In the corporate portfolio, the growth rate was of 18.2%, as a result of the 23.8% increase in micro, small and medium-sized companies portfolio, coupled with a 12.8% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products “Operations Abroad”, up by 49.2%, “BNDES Onlending” up by 26.1% and “Working Capital” with an increase of 20.7%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 8.7% in the year/06, impacting on foreign currency indexed and/or denominated contracts, comprising 9.5% of the total portfolio. In December/06, the portfolio was distributed at 58.8% for corporate (26.3% of which was directed to industry, public and private sectors, 13.9% to commerce, 16.7% to services, 1.4% to agribusiness and 0.5% to financial intermediation) and 41.2% for individuals. In terms of concentration, the 100 largest borrowers accounted for 22.4% of the portfolio in December/05 and for 21.4% in December/06.
The Loan Portfolio under Normal Course reached the amount of R$87,947 in December/06. Out of this total, 32.3% is falling due within up to 90 days.
N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.

The variation in the quarter is mainly due to: (i) the 6.4% growth recorded in the corporate portfolio resulting from the 7.0% increase in the portfolio of small and medium-sized companies (SME) and the increase of 5.9% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 17.0% in “Working Capital” and of 11.8% in “Operations Abroad”, as a result of the maintenance of the economic activity level. The 2.0% growth in the individual client portfolio, especially in the “Auto” products, with a 3.2% increase, is reflected by a stable economic scenario; offset: (ii) by the exchange loss variation of 1.7% in 4Q06, impacting foreign currency indexed and/or denominated contracts, which account for 9.5% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 22.6% of the portfolio in September/06 and 21.4 % in December/06.
N.B.: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.

Allowance for Doubtful Accounts (PDD)

	December			2006

2005	2006	Variation %	September	December	Variation %
(4,959)	(6,646)	34.0	(6,215)	(6,646)	6.9

The variation in the PDD balance for the year was mostly due to: (i) an 18.6% increase in the volume of loan operations, pointing out individual clients operations, with a 19.2% increase, which due to its specific feature, requires a higher volume of provisioning. PDD ratio in relation to the loan portfolio increased from 6.1% in December/05 to 6.9% in December/06. Provision coverage ratio in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 182.7% in December/05 to 151.4% in December/06, and between D and H, reduced from 150.1% in December/05 to 127.2% in December/06. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the year, PDD in the amount of R$4,412 was recorded, R$102 was incorporated arising from acquired institutions and R$2,82 7 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,014 in December/05 to R$1,100 in December/06.

The increase in the PDD balance in the quarter basically reflects a 4.6% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 2.0% growth, with a slight growth in the delinquency ratio. The PDD ratio in relation to the loan portfolio increased from 6.8% in September/06 to 6.9% in December/06, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 156.0% in September/06 to 151.4% in December/06, and those rated from D to H increased from 131.1% in September/06 to 127.2% in December/06. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the quarter, PDD in the amount of R$1,189 was recorded, and R$758 was written off. The exceeding PDD volume in relation to the minimum required incr eased from R$1,092 in September/06 to R$1,100 in December/06.

Other Receivables and Assets

	December			2006

2005	2006	Variation %	September	December	Variation %
23,256	30,873	32.8	29,887	30,873	3.3

The variation in the year is mainly due to: (i) a R$2,368 increase in the balance of credit card operations, not included in loan operations, basically for the consolidation of Amex Brasil R$1,344, acquired in 2Q06; (ii) the increase in tax credits R$2,055, basically as a result of temporary provisions; (iii) deposits in guarantee R$1,297; and (iv) the increase in foreign exchange operations R$1,009;
N.B.: balances are deducted (net of corresponding PDD) of R$414 in December/05 and of R$403 in December/06, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

The increase in the quarter is basically due to: (i) credit card operations R$751, not included in loan operations; (ii) the “Negotiation and Intermediation of Amounts” item R$238; partially offset: (iii) by the reduction in the foreign exchange portfolio R$674.
N.B.: balances are deducted (net of corresponding PDD) of R$404 in September/06 and of R$403 in December/06, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

Permanent Assets

	December			2006

2005	2006	Variation %	September	December	Variation %
4,358	3,492	(19.9)	3,713	3,492	(6.0)

The variation in the year is mostly due to: (i) the full goodwill amortization; (ii) the transfer of Banco Espírito Santo (BES) investment to current assets; mitigated by: (iii) the increase in property, plant and equipment and leased assets and deferred charges.

The variation in the quarter is mostly due to: (i) the transfer of Banco Espírito Santo (BES) investment to current assets R$398, mitigated by: (ii) the increase in property, plant and equipment and leased assets R$70 and deferred charges R$31.

Deposits

	December			2006

2005	2006	Variation %	September	December	Variation %
75,406	83,905	11.3	78,853	83,905	6.4

The increase of the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

	December			2006

2005	2006	Variation %	September	December	Variation %
15,956	20,527	28.6	17,598	20,527	16.6

The increase in the year is due to the growth in client base. The evolution of R$4,571 is composed of: individuals R$1,669 and corporations R$2,902.			The variation in the quarter is due to funds stemming from individuals R$1,045 and funds from corporate clients R$1,884.

b) Savings Deposits

	December			2006

2005	2006	Variation %	September	December	Variation %
26,201	27,612	5.4	25,415	27,612	8.6

The increase in the year is mainly due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 8.3%, in the year; which was mitigated: (ii) by withdrawals occurred in the year.
The increase in the quarter is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 2.0% in the quarter; (ii) deposits in the quarter, due to the seasonality of the period; which was mitigated: (iii) by withdrawals occurred in the quarter.

c) Time Deposits

	December			2006

2005	2006	Variation %	September	December	Variation %
32,837	34,925	6.4	35,376	34,925	(1.3)

The increase in the year is basically due to (i) the deposit remuneration; which was mitigated: (ii) by migration of funds to other forms of investment by institutional investors, mainly by means of issuance of debentures and subordinated debts.

The decrease in the quarter is substantially due to (i) migration of funds to other forms of investment by institutional investors, mainly by means of issuance of debentures; which was mitigated: (ii) by the deposit remuneration in 4Q06.

d) Interbank Deposits and Other Deposits

	December			2006

2005	2006	Variation %	September	December	Variation %
412	841	104.1	464	841	81.3

The variation in the year results from: (i) a hike in the volume of the “Interbank Deposits” item R$144; and (ii) increase in the “Other Deposits – Investment Account” item R$285.			The variation in the quarter is due to: (i) the increase in the volume of “Interbank Deposits” item R$117; and (ii) the increase in the “Other Deposits – Investment Account” item R$260.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

	December			2006

2005	2006	Variation %	September	December	Variation %
24,639	47,676	93.5	36,264	47,676	31.5

The variation of balance in the year derives substantially from: (i) an increase in funding volume, using the funds backed by debentures issued R$9,874; and (ii) the increase in the unrestricted portfolio R$7,609.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$5,882 in December/05 and R$8,771 in December/06.

The increase of balance in the quarter mostly derives from: (i) an increase in funding volume, using the own portfolio R$17,402 (which includes funds backed by debentures issued R$4,539); (ii) the increase in the unrestricted portfolio R$7,607; offset: (iii) by the reduction of third-party portfolio R$13,597.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$6,187 in September/06 and R$8,771 in December/06.

Funds from Issuance of Securities

	December			2006

2005	2006	Variation %	September	December	Variation %
6,204	5,636	(9.2)	6,097	5,636	(7.6)

The variation in the year basically derives from: (i) decreased balance of securities issued abroad, mainly in view of the redemptions of Eurobonds, overdue and not renewed; and (ii) exchange loss variation of 8.7% in the year/06, which impacted on the funds from issuance of securities abroad, the balances of which were R$2,731 in December/05 and R$2,175 in December/06, as per Note 16c.

In the quarter, the variation mostly derives from: (i) the decrease in the balance of securities issued abroad by R$346, basically due to the maturity of MTN Program Issues R$273; and (ii) the reduction of funds issued in the country R$115.

Interbank and Interdepartmental Accounts

	December			2006

2005	2006	Variation %	September	December	Variation %
2,040	2,232	9.4	1,914	2,232	16.6

The variation in the year is mostly due to higher volume of foreign currency payment orders.			The variation in the quarter is mostly due to higher volume of foreign currency payment orders.

Borrowings and Onlendings

	December			2006

2005	2006	Variation %	September	December	Variation %
16,563	17,419	5.2	16,640	17,419	4.7

The variation in the year is basically due to: (i) the increase in the volume of funds from domestic loans and onlendings, mainly by means of BNDES R$1,294, and FINAME R$864; which was offset: (ii) by exchange loss variation of 8.7% in the year, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$7.533 in December/05 and R$6,096 in December/06.

The variation in the quarter mainly results from: (i) the increase in the volume of funds from domestic loans and onlendings, mainly by means of BNDES R$267 and FINAME R$496; which was offset: (ii) by the exchange loss variation of 1.7% in the quarter, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$6,040 in September/06 and R$6,096 in December/06.

Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

	December			2006

2005	2006	Variation %	September	December	Variation %
40,863	49,129	20.2	45,719	49,129	7.5

The increase in the year is basically due to: (i) the growth in sales of supplementary private pension plans and insurance policies, and (ii) the restatement and interest of technical provisions. The largest variations recorded were: (a) in the private pension segment, “VGBL” plans at R$5,217 and “PGBL” plans at R$1,583; and (b) in the insurance segment, in the provisions for the Life segment at R$457, as well as in the provisions of the Health segment R$394.

The increase in the quarter is mainly due to: (i) the monetary restatement and interest of technical provisions; and (ii) the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in “VGBL” plans at R$2,110 and “PGBL” plans at R$497; and (b) in the insurance segment, in Auto/RCF segment provisions at R$57, as well as in the provisions for the Life segment R$120.

Other Liabilities, Derivative Financial Instruments and Future Taxable Income

	December			2006

2005	2006	Variation %	September	December	Variation %
28,518	40,560	42.2	41,363	40,560	(1.9)

The variation in the year mostly derives from: (i) the issuance of Subordinated Debt R$4,504; (ii) the increase in the balance of items “Tax and Social Security” R$2,973; and (iii) the increase in Credit Cards operations R$2,337, which includes R$1,236 from Amex Brasil.
N.B.: excludes advances on foreign exchange contracts of R$5,017 and R$5,703, allocated to the specific item in loan operations in December/05 and December/06, respectively.

The variation in the quarter is mainly due to the decrease in the item: (i) “Collection of Taxes and Other Contributions” R$1,413; (ii) “Loan Portfolio” R$688; partially offset: (iii) by Credit Cards operations R$1,197.
N.B.: excludes advances on foreign exchange contracts of R$5,487 and R$5,703, allocated to the specific item in loan operations in September/06 and December/06, respectively.

Minority Interest in Consolidated Subsidiaries

	December			2006

2005	2006	Variation %	September	December	Variation %
58	57	(1.7)	56	57	1.8

In the year, the “Minority Interest in Consolidated Subsidiaries” item remained practically steady.			In the quarter, the “Minority Interest in Consolidated Subsidiaries” item remained practically steady.

Stockholders’ Equity

	December			2006

2005	2006	Variation %	September	December	Variation %
19,409	24,636	26.9	21,773	24,636	13.1

The variation in the year is due to: (i) the appropriation of recorded net income R$5,054; (ii) the increase in the reserve for securities and derivatives mark-to-market adjustment R$1,138; (iii) capital increase of R$1,200; (iv) premium in stock subscription R$18; which was partially offset by: (v) interest on own capital/dividends paid and provisioned R$2,160; and (vi) treasury stock buyback R$23.

The variation in the quarter is due to: (i) the appropriation of recorded net income R$1,703; (ii) increase in reserve for securities and derivatives mark-to-market adjustment R$743; (iii) capital increase of R$1,200; (iv) premium in stock subscription R$18; which was offset by: (v) interest on own capital paid and provisioned R$791; and (vi) treasury stock buyback R$10.

2 - Main Statement of Income Information

Consolidated Statement of Recurring Income – R$ thousand

			Years

	2006	2005	2004	2003	2002

Revenues from Financial Intermediation	37,666,266	33,701,225	26,203,227	28,033,866	31,913,379
Loan Operations	20,055,120	16,704,318	12,731,435	12,294,528	15,726,929
Leasing Operations	653,260	444,389	300,850	307,775	408,563
Operations with Securities	6,090,822	5,552,008	4,921,179	7,832,965	9,527,663
Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans	6,887,472	6,498,435	5,142,434	5,359,939	3,271,913
Derivative Financial Instruments	1,923,358	2,389,002	1,238,890	55,192	(2,073,247)
Foreign Exchange Transactions	729,647	617,678	691,302	797,702	4,456,594
Compulsory Deposits	1,326,587	1,495,395	1,177,137	1,385,765	594,964
Expenses from Financial Intermediation	17,827,105	16,419,196	12,972,347	14,752,199	20,441,257
Market Funding Operations	11,994,711	11,285,324	8,486,003	10,535,497	10,993,327
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	4,004,823	3,764,530	3,215,677	3,120,342	2,241,283
Borrowings and Onlendings	1,819,413	1,360,647	1,253,175	1,083,379	7,194,161
Leasing Operations	8,158	8,695	17,492	12,981	12,486
Net Interest Income	19,839,161	17,282,029	13,230,880	13,281,667	11,472,122
Allowance for Doubtful Accounts	4,412,413	2,507,206	2,041,649	2,449,689	2,818,526
Gross Income from Financial Intermediation	15,426,748	14,774,823	11,189,231	10,831,978	8,653,596
Other Operating Income (Expenses)	(6,759,505)	(6,921,319)	(7,071,120)	(7,278,870)	(6,343,850)
Fee and Commission Income	8,897,882	7,348,879	5,824,368	4,556,861	3,711,736
Operating Income on Insurance, Private Pension Plans and Certificated Savings Plans	1,025,221	293,769	(60,645)	(148,829)	658,165
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	15,179,418	13,647,089	13,283,677	11,726,088	10,134,873
– Net Premiums Written	19,021,852	16,824,862	15,389,170	13,111,896	10,687,384
– Reinsurance Premiums and Redeemed Premiums	(3,842,434)	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)
Variation in Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(3,515,047)	(2,755,811)	(3,964,106)	(3,670,163)	(2,784,647)
Retained Claims	(6,126,664)	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)
Certificated Savings Plans Draws and Redemptions	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(1,022,737)	(961,017)	(867,094)	(762,010)	(667,527)
Private Pension Plans Benefits and Redemptions Expenses	(2,268,123)	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)
Personnel Expenses	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)
Other Administrative Expenses	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)
Tax Expenses	(2,149,905)	(1,878,248)	(1,464,446)	(1,054,397)	(847,739)
Equity in the Earnings of Affiliated Companies	72,324	76,150	163,357	5,227	64,619
Other Operating Income	1,420,217	1,096,968	1,198,532	1,697,242	1,320,986
Other Operating Expenses	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)
Operating Income	8,667,243	7,853,504	4,118,111	3,553,108	2,309,746
Non-Operating Income	(8,964)	(106,144)	(491,146)	(841,076)	186,342
Income before Taxes on Profit and Interest	8,658,279	7,747,360	3,626,965	2,712,032	2,496,088
Taxes on Income	(2,286,765)	(2,224,455)	(554,345)	(396,648)	(460,263)
Minority Interest in Consolidated Subsidiaries	(9,007)	(8,831)	(12,469)	(9,045)	(13,237)
Net Income	6,362,507	5,514,074	3,060,151	2,306,339	2,022,588

Profitability on Stockholders' Equity	25.83%	28.41%	20.11%	17.02%	18.65%
Net Interest Income/Total Assets	7.47%	8.28%	7.15%	7.54%	8.03%

	2006				2005

	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

Revenues from Financial Intermediation	9,566,436	9,624,065	9,678,900	8,796,865	10,114,120	8,371,118	6,710,887	7,772,028
Loan Operations	5,112,754	5,258,086	5,166,814	4,517,466	5,220,326	4,296,030	3,478,848	3,709,114
Leasing Operations	192,898	174,990	151,474	133,898	128,647	133,604	95,551	86,587
Operations with Securities	1,716,957	1,793,642	1,532,264	1,047,959	2,236,854	1,357,055	302,896	1,655,203
Financial Income on Insurance, Private Pension
Plans and Certificated Savings Plans	1,840,259	1,591,834	1,622,810	1,832,569	1,748,960	1,515,755	1,464,488	1,442,010
Derivative Financial Instruments	290,601	303,403	528,246	801,108	118,208	586,559	923,238	355,147
Foreign Exchange Operations	98,051	167,557	349,797	114,242	296,868	89,974	58,759	172,077
Compulsory Deposits	314,916	334,553	327,495	349,623	364,257	392,141	387,107	351,890
Expenses from Financial Intermediation	4,520,722	4,756,794	4,729,262	3,820,327	5,510,528	4,034,524	2,763,910	4,110,234
Market Funding Operations	3,010,976	3,430,965	3,016,360	2,536,410	3,713,534	2,897,471	1,864,385	2,809,934
Price-level Restatement and Interest on
Technical Provisions for Insurance, Private
Pension Plans and Certificated Savings Plans	1,138,529	907,865	915,781	1,042,648	1,050,944	872,695	901,840	939,051
Borrowings and Onlendings	369,088	415,788	794,801	239,736	744,611	262,910	(4,863)	357,989
Leasing Operations	2,129	2,176	2,320	1,533	1,439	1,448	2,548	3,260
Net Interest Income	5,045,714	4,867,271	4,949,638	4,976,538	4,603,592	4,336,594	3,946,977	3,661,794
Allowance for Doubtful Accounts	1,189,941	1,168,044	1,115,986	938,442	770,560	539,900	562,149	634,597
Gross Income from Financial Intermediation	3,855,773	3,699,227	3,833,652	4,038,096	3,833,032	3,796,694	3,384,828	3,027,197
Other Operating Income (Expenses)	(1,675,438)	(1,542,072)	(1,752,656)	(1,789,339)	(1,807,520)	(1,688,151)	(1,595,371)	(1,452,144)
Fee and Commission Income	2,423,752	2,342,847	2,090,735	2,040,548	2,009,563	1,918,367	1,759,600	1,661,349
Operating Income of Insurance, Private Pension
Plans and Certificated Savings Plans	345,135	325,144	239,400	115,542	263,092	146,207	99,316	112,376
Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	4,626,761	3,807,017	3,287,286	3,458,354	4,303,785	3,546,484	3,001,125	2,795,695
– Net Premiums Written	5,662,096	4,714,041	4,249,174	4,396,541	5,083,889	4,314,294	3,810,957	3,615,722
– Reinsurance Premiums and Redeemed Premiums	(1,035,335)	(907,024)	(961,888)	(938,187)	(780,104)	(767,810)	(809,832)	(820,027)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Certificated
Savings Plans	(1,568,675)	(901,468)	(465,746)	(579,158)	(1,318,642)	(739,487)	(279,264)	(91,196)
Retained Claims	(1,651,421)	(1,489,845)	(1,476,763)	(1,508,635)	(1,533,502)	(1,462,742)	(1,456,990)	(1,372,058)
Certificated Savings Plans Draws and Redemptions	(343,384)	(305,545)	(288,144)	(284,553)	(331,479)	(337,735)	(313,144)	(246,491)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(268,731)	(259,861)	(251,020)	(243,125)	(263,324)	(244,611)	(224,258)	(228,824)
Private Pension Plans Benefits and Redemption
Expenses	(449,415)	(525,154)	(566,213)	(727,341)	(593,746)	(615,702)	(628,153)	(744,750)
Personnel Expenses	(1,460,199)	(1,584,533)	(1,468,665)	(1,419,009)	(1,361,355)	(1,483,256)	(1,246,226)	(1,220,723)
Other Administrative Expenses	(1,671,274)	(1,506,957)	(1,374,340)	(1,317,459)	(1,439,655)	(1,270,824)	(1,239,471)	(1,192,379)
Tax Expenses	(577,132)	(532,175)	(532,474)	(508,124)	(523,037)	(454,201)	(446,760)	(403,339)
Equity in the Earnings of Affiliated Companies	30,257	7,587	29,786	4,694	7,281	64,227	10,283	(5,641)
Other Operating Income	430,410	418,941	316,150	254,716	299,948	237,711	259,469	299,840
Other Operating Expenses	(1,196,387)	(1,012,926)	(1,053,248)	(960,247)	(1,063,357)	(846,382)	(791,582)	(703,627)
Operating Income	2,180,335	2,157,155	2,080,996	2,248,757	2,025,512	2,108,543	1,789,457	1,575,053
Non-Operating Income	(29,038)	40,570	11,330	(31,826)	(69,388)	(10,149)	(20,757)	(5,850)
Income before Taxes on Profit and Interest	2,151,297	2,197,725	2,092,326	2,216,931	1,956,124	2,098,394	1,768,700	1,569,203
Taxes on income	(530,168)	(584,759)	(490,445)	(681,393)	(488,742)	(665,871)	(350,848)	(364,055)
Minority Interest in Consolidated Subsidiaries	(1,580)	(2,393)	245	(5,279)	(4,829)	(2,294)	(1,985)	277
Net Income	1,619,549	1,610,573	1,602,126	1,530,259	1,462,553	1,430,229	1,415,867	1,205,425

Profitability on Stockholders' Equity
(Annualized)	29.00%	33.04%	33.88%	33.60%	33.72%	35.20%	36.63%	32.50%
Net Interest Income/Total Assets (Annualized)	7.82%	8.25%	8.80%	10.09%	8.77%	9.21%	9.26%	8.63%

Recurring Profitability

Bradesco’s Recurring Net Income reached R$6,363 million in 2006, against R$5,514 million reached in 2005, which corresponds to a 15.4% increase. Stockholders’ Equity amounted to R$24,636 million on December 31, 2006, with a growth of 26.9% compared to the balance of December 31, 2005. Accordingly, the annualized Return on Average Stockholders’ Equity (ROAE) reached 30.0% . Total Assets added up to R$265.547 million until December 31, 2006, growing 27.2% when compared to the balance of December 31, 2005. The annualized Return on Average Assets (ROAA) in 2006 was 2.7% . Earnings per stock reached R$6.36.

In the 4th quarter of 2006, the Recurring Net Income was R$1,620 million, representing an increase of R$9 million or 0.6% compared to the Net Income of the 3rd quarter of 2006. The annualized Return on Average Stockholders’ Equity (ROAE) reached 32.3% and the Return on Average Assets (ROAA) was 2.6% . Earnings per stock reached R$1.62.

The 4Q06 showed growth in the income composing the Net Interest Income, composed mainly by higher “non-interest” results, reaching the amount of R$543 million, a R$225 million increase, compared to 3Q06, deriving, basically from results obtained in Securities and Treasury operations, partly, in 3Q06, from the mark-to-market negative adjustment of the derivative financial instruments used as market risk hedge for loans operations in the country. On the other hand, the result with interest reached the amount of R$4,502 million, a R$47 million decrease in relation to the previous quarter. That decrease is mainly due to the fall in the interest rates, which had a negative impact on the result of several of Bradesco’s assets and liabilities, and whose main effect was felt on the demand and savings deposits, effect that was partly offset by the increase in the funding volumes.

The Operating Income from Insurance, Private Pension Plans and Certificated Savings Plans contributed in 4Q06 with an increase of R$18 million, due basically to the improvement in the result of private pension products.

In the 4th quarter of 2006, we could see a slight increase of the general delinquency ratio, which was mitigated by the 6.4% increase in business volume of loan operations of corporate clients, which require a lower level of provisioning. As a result, there was recording of Allowance for Doubtful Accounts, in the amount of R$1,189 million in 4Q06, which results in a R$20 million increase when compared to the recording of R$1,169 million in 3Q06, reaching a level of Allowance for Doubtful Accounts of R$6,646 million on December 31, 2006.

In the 4th quarter of 2006, some extraordinary events occurred (not considered in the Recurring Net Income), such as: we recorded an additional provision in the health portfolio in the amount of R$387 million (R$255 million, net of tax effects), in order to balance the differences between the readjustments in the plans and the correspondent medical and hospital costs, whose effect in the Net Income was mitigated by the activation of fiscal credits of previous periods in the amount of R$194 million and by the result obtained in the sale of our stake in Usiminas in the amount of R$219 million (R$144 million, net of tax effects).

The Operating Efficiency Ratio, in the 12-month period ended on December 31, 2006 was of 42.1%, an increase of 0.3 percentage point when compared to the 12-month period ended on September 30, 2006, which was of 42.4%, and an improvement of 3.5 percentage points when compared to the period ended on December 31, 2005, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio in the last 12 months [(fee and commission income)/(personnel expenses + administrative expenses)] improved 1.4 percentage point, increasing from 74.0% in September 2006 to 75.4% in December 2006, and 5.1 percentage points when compared to the 70.3% of December 2005.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

2006 compared to 2005 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

4th Quarter of 2006 compared to the 3rd Quarter of 2006 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income with Exchange Adjustment

2006 compared to 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Funding Expenses in the Market, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

4th Quarter of 2006 compared to the 3rd Quarter of 2006 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Market Funding Expenses, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

Loan Operations	63,423	79,267	80,737	84,283
Leasing Operations	2,027	3,185	3,377	3,743
Advances on Foreign Exchange Contracts	4,986	5,483	5,627	5,595
1 – Total –Average Balance (Quarterly)	70,436	87,935	89,741	93,621
2 – Income (Loan Operations, Leasing and Exchange) (*)	17,278	20,864	5,489	5,368
3 – Average Rate Annualized Exponentially (2/1)	24.5%	23.7%	26.8%	25.0%
(*) Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 11a).

Securities (TVM) x Income on TVM

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

Securities	64,081	74,727	71,631	85,136
Interbank Investments	23,298	27,328	30,942	30,176
Purchase and Sales Commitments/Liabilities	(22,976)	(32,374)	(32,761)	(41,970)
Derivative Financial Instruments	(912)	(558)	(452)	(514)
4 – Total – Average Balance (Quarterly)	63,491	69,123	69,360	72,828
5 – Income on Securities (Net of Purchase and Sales Commitments Expenses) (*)	9,622	10,408	2,489	2,677
6 – Average Rate Annualized Exponentially (5/4)	15.2%	15.1%	15.1%	15.5%
(*) Includes Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

7 – Total Assets – Average Balance (Quarterly)	196,273	232,982	237,143	254,369
8 – Income from Financial Intermediation	32,967	37,665	9,623	9,566
9 – Average Rate Annualized Exponentially (8/7)	16.8%	16.2%	17.2%	15.9%

Funding x Expenses

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

Deposits	71,634	78,168	78,524	81,379
Funds from Acceptance and Issuance of Securities	5,827	6,089	6,149	5,867
Interbank and Interdepartmental Accounts	1,725	1,915	1,938	2,073
Subordinated Debt	6,361	10,191	11,335	11,858
10 – Total Funding – Average Balance (Quarterly)	85,547	96,363	97,946	101,177
11 – Expenses (*)	5,809	6,357	1,929	1,561
12 – Average Rate Annualized Exponentially (11/10)	6.8%	6.6%	8.1%	6.3%
(*) Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Provisions for Insurance, Private Pension Plans and Certificated Savings Plans x Expenses

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

13 – Provisions for Insurance, Private Pension Plans and Certificated
Savings Plans – Average Balance (Quarterly)	36,925	44,441	44,833	47,421
14 – Expenses (*)	3,765	4,005	908	1,139
15 – Average Rate Annualized Exponentially (14/13)	10.2%	9.0%	8.3%	10.0%
(*) Price-Level Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Borrowings and Onlendings (Local and Foreign) x Expenses

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

Borrowings	7,013	6,039	5,619	5,772
Onlendings	8,667	10,299	10,428	11,257
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	15,680	16,338	16,047	17,029
17 – Expenses for Borrowings and Onlendings (*)	777	1,071	274	300
18 – Average Rate Annualized Exponentially (17/16)	5.0%	6.6%	7.0%	7.2%
(*) Includes Foreign Exchange adjustment (Note 11a).

Total Assets x Net Interest Income

	Years		2006

R$ million
	2005	2006	3rd Qtr.	4th Qtr.

19 – Total Assets – Average Balance (Quarterly)	196,273	232,982	237,143	254,369
20 – Net Interest Income (*)	16,548	19,838	4,867	5,045
21 – Average Rate Annualized Exponentially (20/19)	8.4%	8.5%	8.5%	8.2%
(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

We show separately the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/COFINS) of this hedge strategy.

The fiscal effect is caused for the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives result is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge result is reflected in the Net Interest Income, in the “Results of Derivative Financial Instruments” account, and in the “Tax Expenses” and “Taxes on Income” accounts, the respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

	Effect in 2005				Effect in 2006

Effect in the Accounts	Net Interest Income	Tax			Net Interest Income	Tax
		Expenses	IR/CS	Net Income		Expenses	IR/CS	Net Income

Partial Result of the Hedge of
Investments Abroad	1.095	(51)	(355)	689	907	(42)	(295)	570
Foreign Exchange Variation of
Investments Abroad	(689)	–	–	(689)	(570)	–	–	(570)
Total	406	(51)	(355)	–	337	(42)	(295)	–

	Effect in the 3rd Quarter of 2006				Effect in the 4th Quarter of 2006

Effect in the Accounts	Net Interest Income	Tax			Net Interest Income	Tax
		Expenses	IR/CS	Net Income		Expenses	IR/CS	Net Income

Partial Result of the Hedge of
Investments Abroad	(40)	2	13	(25)	154	(7)	(50)	97
Foreign Exchange Variation of
Investments Abroad	25	–	–	25	(97)	–	–	(97)
Total	(15)	2	13	–	57	(7)	(50)	–

For a better evaluation of Net Interest Income evolution in the periods, the effects of this hedge and the foreign exchange variation of investments abroad in net interest income were excluded, according to the table above, as well as the result of R$327 million reached in the sale of our stake in Belgo-Mineira, occurred in 2005, and the R$219 million result obtained in the sale of stake in Usiminas, occurred in 4Q06, as follows:

Adjusted Net Interest Income

	R$ million

	Years			2006

	2005	2006	Variation	3rd Qtr.	4th Qtr.	Variation

Reported Net Interest Income	17,281	20,394	3,113	4,852	5,321	469
(-) Sale – Belgo-Mineira	(327)	–	327	–	–	–
(-) Sale – Usiminas	–	(219)	(219)	–	(219)	(219)
(-) Hedge/Exchange Variation	(406)	(337)	69	15	(57)	(72)
Adjusted Net Interest Income	16,548	19,838	3,290	4,867	5,045	178
% Adjusted over Average Assets	8.4%	8.5%		8.5%	8.2%

b) Comments on the Adjusted Net Interest Income Variation

In the period ended on December 31, 2006, the adjusted net interest income reached R$19,838 million, representing an increase of R$3,290 million or 19.9% compared to the same period of the previous year (R$16,548 million). In 4Q06, the result of the adjusted net interest income reached R$5,045 million, against R$4,867 million in 3Q06, representing a R$178 million increase, or 3.7% in the comparison between quarters.

The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income Breakdown

	R$ million

	Years			2006		Variation

	2005	2006	Variation	3rd Qtr.	4th Qtr.

Net Interest Income – Interest	15,130	17,668	2,538	4,549	4,502	(47)
Net Interest Income – Non-Interest	1,418	2,170	752	318	543	225
Adjusted Net Interest Income	16.548	19.838	3.290	4.867	5.045	178

The adjusted “interest” net interest income year-to-date result, in relation to the year of 2005, grew by R$2,538 million or 16.8% . Comparing the same result in 4Q06 in relation to the quarter immediately before that, we can observe a slight decrease of R$47 million. Below we detail the products and their respective impacts, trying to highlight the effects of the fall in the spread and of the increment in volumes.

During 2006, the decrease in the CDI rate of 19% in 2005 to 15% in 2006 had a negative impact on the result of several of Bradesco’s assets and liabilities, but the main effect took place in the demand and savings deposits. However, a great part of that decrease was offset by the increase in these fundings’ volumes, since in 2006 the demand deposits and the savings deposits grew by 28.6% and 5.4%, respectively. In the quarterly analysis the same negative spread effect takes place in these fundings, as the CDI rate in 3Q06 was 3.5% and fell to 3.1% in 4Q06, but the growth in the volumes partly offset that decrease, since the demand deposits and the savings deposits grew by 16.6% and 8.6%, respectively.

The growth in the balance of loan operations also contributed to the increase in the net interest income, since at the end of 4Q06 the amount of the loan operations reached R$96.2 billion, representing a 4.6% expansion in 4Q06 and an 18.6% growth in the last twelve months.

In 4Q06, the growth in the credits granted to companies was superior to the ones granted to individuals (the contrary happened in the year-to-date), i.e., the operations with companies grew by 6.4%, whereas those with individuals grew by 2.0% in this quarter. The portfolios aimed at companies that showed the best performances and contributed positively to the increase in the net interest income are: the guaranteed checking account operations, working capital, securities cashing, leasing and onlendings from the National Bank for Economic and Social Development (BNDES).

Although credits for individuals in the last quarters presented a growth pace slowdown, when analyzing the year-to-date figures we can observe a 19.2% growth (without considering the acquired loan portfolios, the growth would be 27.1%), whereas the operations aimed at companies grew by 18.2% . The operations with individuals that stood out this year were the consumption financing operations, especially vehicle financing operations, personal credit, leasing, credit card and assets financing, which showed a 4.9% growth in the quarter, reaching the amount of R$35.4 billion in December 2006.

The growth of these operations is a lot associated to the growth of the client base that during 2006 started integrating 333 thousand new individuals’ accounts and 28 thousand new companies’ accounts, product of the strong presence of Bradesco brand name in the Brazilian market and result of a good management focusing on the clients, basically due to ripening the segmentation process of client base, where Bradesco tries to cater for all market niches in a personalized manner, respecting the characteristics of each client segment.

The increase in the volume of operations has been a fundamental factor for the restructuring of the net interest income due to the global decrease of spreads. Thus, Bradesco constantly searches for strategic positioning by means of the expansion of the client base and consequent growth of operating volumes, focused on the sustainable extension of the net interest income.

Comparing the quarterly history since 2005, it can be observed that the “interest” net interest income result showed a constant growth during the last seven quarters, despite the slight reduction in 4Q06. The annualized net interest income rate of “interest” in the last two quarters of 2006 has presented a retraction due, mostly, to the CDI rate drop, as observed, which directly influenced the remuneration of own working capital, technical provisions of insurance, private pension plans and certificated savings plans, funding and floating. Another factor that reduced the margin rate was the largest contribution of corporate entities in the loan operation that present spreads smaller when compared to individual clients, but, on the other hand, require a lower provisioning level.

The result of the adjusted net interest income coming from “non-interest” results in 4Q06 showed an increase of R$225 million motivated by lower gains with TVM and treasury in 3Q06, resulting, partly, from the mark-to-market negative adjustment of the derivative financial instruments used as market risk hedge for loan operations in the country. When analyzing the evolution of the twelve-month period of 2006 compared to the same period of the previous year, we can see an increase of R$ 752 million, basically due to gains with TVM and treasury in 2006.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

	R$ million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Opening Balance	4,450	4,647	4,145	5,833	6,215	4,959
Amount Recorded	540	770	2,507	1,168	1,190	4,412
Amount Written-off	(343)	(458)	(1,693)	(786)	(759)	(2,827)
Balance Derived from Acquired Institutions	–	–	–	–	–	102
Closing Balance	4,647	4,959	4,959	6,215	6,646	6,646
Specific Allowance	2,053	2,288	2,288	3,290	3,635	3,635
Generic Allowance	1,642	1,657	1,657	1,833	1,911	1,911
Exceeding Allowance	952	1,014	1,014	1,092	1,100	1,100
Credit Recoveries	174	193	682	166	197	638

PDD on Loan and Leasing Operations

	R$ million

	2005		2006

	September	December	September	December

PDD (A)	4,647	4,959	6,215	6,646
Loan Operations (B)	75,244	81,130	92,013	96,219
PDD over Loan Operations (A/B)	6.2%	6.1%	6.8%	6.9%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2005		2006

	September	December	September	December

(1) Total Allowance	4,647	4,959	6,215	6,646
(2) Abnormal Course Loans (E-H)	2,426	2,714	3,983	4,390
Coverage Ratio (1/2)	191.5%	182.7%	156.0%	151.4%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2005		2006

	September	December	September	December

(1) Total Allowance	4,647	4,959	6,215	6,646
(2) Non Performing Loans	2,341	2,702	3,889	4,284
NPL Ratio (1/2)	198.5%	183.5%	159.8%	155.1%
(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on Allowance for Doubtful Accounts (PDD), see pages 82 to 86 of this Report.

Fee and Commission Income

	R$ million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Checking Accounts	454	490	1,758	532	547	2,084
Card Income	335	371	1,301	514	541	1,758
Loan Operations	334	348	1,289	393	411	1,543
Assets under Management	276	275	1,048	327	309	1,245
Charging	178	180	687	191	198	752
Interbank Fees	69	71	271	70	76	289
Collection	54	56	206	66	68	254
Consortium Purchase Plan Management	40	45	148	52	58	202
Custody and Brokerage Services	35	34	126	39	42	158
Other	143	140	515	159	174	613
Total	1,918	2,010	7,349	2,343	2,424	8,898

Fee and Commission Income increased 21.1 % in the nine-month period of 2006, or a R$1,549 million growth when compared to the same period of the previous year, amounting to R$8,898 million.

Major components for growth of Fee and Commission Income were in the periods:

  the growth of 35.1%, represented by the increase of R$457 million in the item “Cards” (including R$235 related to the consolidation of Amex Brasil) is directly related to the increase of 21.8% of the cards base, from 47.6 million to 58.0 million, influenced by the consolidation of Amex Brasil;

  the strategy of client segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth boosted the item “Checking Accounts”, up by R$326 million;

  the increase in the volume of Loan Operations, especially to individuals, with highlights to the products “Personal Loan” and “Vehicles”, which was the major factor for the increase in the item “Revenues from Loan Operations”, with a R$253 million improvement; and
  the volume growth of 21.4% in managed funds, from R$121.2 billion on December 31, 2005 to R$147.1 billion on December 31, 2006, which was the main reason for the growth in the item “Assets under Management”, which increased by R$198 million.

When compared to the previous quarter, Fee and Commission Income showed an expansion of 3.5%, with a R$81 million growth, as a result of the increased volume of businesses in 4Q06, pointing out increases of 5.3%, 4.3%, 3.7% and 2.8%, respectively, in the items “Credit Cards” R$27 million, “Loan Operations” R$17 million, “Charging” R$7 million and “Checking Accounts” R$15 million.

Administrative and Personnel Expenses

	R$ million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Administrative Expenses
Third-Party Services	251	252	950	334	344	1,200
Communications	183	187	727	203	213	792
Transportation	104	111	420	135	148	535
Advertising and Promotions	79	203	439	114	223	534
Depreciation and Amortization	108	134	469	129	130	481
Financial System Services	105	110	416	113	121	458
Rentals	81	83	320	92	94	350
Maintenance and Repairs	71	67	275	75	74	291
Data Processing	50	58	196	67	87	268
Leasing of Assets	55	51	236	53	52	215
Security and Vigilance	37	38	148	46	45	173
Materials	48	45	174	45	45	172
Water, Electricity and Gas	34	37	143	37	41	160
Travel	14	16	56	17	19	71
Other	51	47	173	47	35	170
Total	1,271	1,439	5,142	1,507	1,671	5,870

Personnel Expenses
Remuneration	650	671	2,575	754	709	2,857
Social Charges	236	243	954	269	257	1,031
Benefits	285	312	1,136	316	344	1,261
Bonus – Lump-sum payment	103	–	103	–	–	–
Employee Profit Sharing	80	64	287	155	70	415
Provision for Labor Proceedings	114	59	205	74	61	310
Training	15	13	52	16	19	58
Total	1,483	1,362	5,312	1,584	1,460	5,932

Total Administrative and Personnel
Expenses	2,754	2,801	10,454	3,091	3,131	11,802

In 2006, the Administrative and Personnel Expenses showed a R$1,348 million increase when compared to 2005, reaching the amount of R$11,802 million against R$10,454 million in the same period of 2005. The nominal variation of Administrative Expenses between 2005 and 2006 shows a R$728 million increase, reaching the amount of R$5,870 million, mainly due to: (i) the increase in the client base; (ii) the consolidation of BEC/Amex in 2006; (iii) the contractual adjustments in the period; and (iv) the investments in the improvement and optimization of the technological platform.

Personnel Expenses increased R$620 million when compared to the same period of 2005, reaching R$5,932 million, mainly: (i) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2006, which impacted expenses in R$54 million, of which R$14 million to labor liabilities, and R$40 million to payroll increase; (ii) higher expenses with provision for labor proceedings R$105 million; (iii) the consolidation of BEC/Fidelity/Amex Brasil R$157 million; (iv) higher PLR expenses R$127 million, including R$63 million referring to supplementary PLR; and (v) the increase in salary levels coming from the collective bargaining agreement of 2005 (6.0%), benefits and other R$177 million.

When compared to the previous quarter, Administrative and Personnel Expenses increased R$40 million, with a growth of 1.3%, from R$3,091 million in 3Q06 to R$3,131 million in 4Q06.

Administrative Expenses increased by R$164 million compared to the previous quarter, basically due to higher expenses with: (i) seasonal increase of advertising expenses R$109 million; (ii) data processing R$ 22 million; and (iii) transportation R$13 million.

Personnel Expenses in 4Q06 decreased by R$124 million, basically due to: (i) lower PLR expenses of R$70 million in 4Q06 against R$155 million in 3Q06, including R$63 million referring to supplementary PLR (ii) lower expenses with provisions for labor proceedings of R$13 million; and offset: (iii) by the increase in salary levels resulting from the 2006 collective bargaining agreement (3.5%) which affected expenses by R$6 million, R$30 million of payroll increase in 4Q06, against R$10 million of payroll increase and R$14 million of labor liabilities restatement in 3Q06.

Operating Efficiency

	R$ million

	Years				2006 (*)

	2002	2003	2004	2005	September	December

Personnel Expenses	4,076	4,779	4,969	5,312	5,834	5,932
Employee Profit Sharing	(140)	(170)	(182)	(287)	(409)	(415)
Other Administrative Expenses	4,028	4,814	4,937	5,142	5,638	5,870
Total (1)	7,964	9,423	9,724	10,167	11,063	11,387

Net Interest Income	11,472	13,282	13,231	16,550	19,396	19,838
Fee and Commission Income	3,712	4,557	5,824	7,349	8,484	8,898

Subtotal Insurance, Private Pension Plans and
Certificated Savings Plans	658	(149)	(60)	621	944	1,025
– Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	10,135	11,726	13,284	13,647	14,857	15,180
– Variation in Technical Provisions for Insurance, Private
Pension Plans and Certificated Savings	(2,785)	(3,670)	(3,964)	(2,429)	(3,265)	(3,515)
– Retained Claims	(3,615)	(3,980)	(5,159)	(5,825)	(6,008)	(6,127)
– Certificated Savings Plans Draws and Redemptions	(721)	(1,100)	(1,223)	(1,229)	(1,210)	(1,222)
– Insurance, Private Pension Plans and Certificated Savings
Plans Selling Expenses	(667)	(762)	(867)	(961)	(1,018)	(1,023)
– Expenses with Private Pension Plan Benefits and Redemptions	(1,689)	(2,363)	(2,131)	(2,582)	(2,412)	(2,268)

Equity in the Earnings of Affiliated Companies	65	5	163	76	49	72
Other Operating Expenses	(3,148)	(2,741)	(2,826)	(3,405)	(4,090)	(4,223)
Other Operating Income	1,321	1,697	1,198	1,097	1,290	1,420
Total (2)	14,080	16,651	17,530	22,288	26,073	27,030
Operating Efficiency Ratio (%) = (1/2)	56.6	56.6	55.5	45.6	42.4	42.1
(*) Year-to-date amounts based on the statement of recurring income.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (year-to-date) up to December 2006 was 42.1%, an improvement of 0.3 percentage point compared to the 12-month period ended in September 2006. Such improvement is basically explained as a result of the expense control, especially administrative and personnel expenses, coupled with the permanent efforts for increase in revenues. It is also worth mentioning the higher net interest income in the amount of R$442 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer sales and personal loan financing, the profitability of which is higher if compared to the corporate loans, and increased fee and commission income, in the amount of R$414 million, as a result of increase in the average volume of transactions of fee realignment and the segmentation process.

The Operating Efficiency Ratio (year-to-date) up to December 2006 posted a significant improvement of 3.5 percentage points, from 45.6% in December 2005 to 42.1% in December 2006, due to, basically, the effective control of expense accounts, especially, personnel and administrative expenses, which in the last 12 months evolved 12.9% . Another factor worth highlighting in the improvement of the efficiency ratio was the 19.9% evolution of net interest income in the period under comparison, mainly the higher revenues from loan operations at 20.8%, boosted by an increase in the loan portfolio volume, particularly, the individual client portfolio.

The Coverage Ratio accumulated in the last 12 months (fee and commission income)/(personnel expenses + administrative expenses) improved 1.4 percentage point, increasing from 74.0% in September 2006 to 75.4% in December 2006.

Administrative + Personnel Expenses and Fee and Commission Income (year-to-date)

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	December

	2006	2005	2004	2003	2002

Current and Long-term assets	262,054,823	204,325,065	180,038,498	171,141,348	137,301,711
Funds Available	4,761,972	3,363,041	2,639,260	2,448,426	2,785,707
Interbank Investments	25,989,190	25,006,158	22,346,721	31,724,003	21,472,756
Open Market Investments	20,617,520	19,615,744	15,667,078	26,753,660	19,111,652
Interbank Deposits	5,372,658	5,390,726	6,682,608	4,970,343	2,370,345
Allowance for Losses	(988)	(312)	(2,965)	–	(9,241)
Securities and Derivative Financial Instruments	97,249,959	64,450,808	62,421,658	53,804,780	37,003,454
Own Portfolio	72,052,850	59,324,858	51,255,745	42,939,043	29,817,033
Subject to Repurchase Agreements	15,352,073	1,051,665	4,807,769	5,682,852	1,497,383
Derivative Financial Instruments	549,065	474,488	397,956	232,311	238,839
Restricted Deposits - Brazilian Central Bank	440,235	2,506,172	4,512,563	3,109,634	3,536,659
Privatization Currencies	70,716	98,142	82,487	88,058	77,371
Subject to Collateral Provided	765,129	995,483	1,365,138	1,752,882	1,836,169
Securities Purpose of Unrestricted Purchase and Sale Commitments	8,019,891	–	–	–	–
Interbank Accounts	19,124,806	16,922,165	16,087,102	14,012,837	12,943,432
Unsettled Receipts and Payments	50,945	39,093	22,075	20,237	16,902
Restricted Credits:
– Restricted Deposits - Brazilian Central Bank	18,664,706	16,444,866	15,696,154	13,580,425	12,519,635
– National Treasury - Rural Credit	578	578	578	578	578
– SFH	405,465	396,089	335,320	391,871	374,177
Correspondent Banks	3,112	41,539	32,975	19,726	32,140
Interdepartmental Accounts	186,338	172,831	147,537	514,779	191,739
Internal Transfer of Funds	186,338	172,831	147,537	514,779	191,739
Loan Operations	79,714,969	68,328,802	51,890,887	42,162,718	39,705,279
Loan Operations:
– Public Sector	784,870	821,730	536,975	186,264	254,622
– Private Sector	85,315,248	72,205,630	55,242,348	45,768,970	42,842,693
Allowance for Doubtful Accounts	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)	(3,392,036)
Leasing Operations	3,751,558	2,411,299	1,556,321	1,306,433	1,431,166
Leasing Receivables
– Public Sector	152,125	66,237	–	–	45
– Private Sector	7,231,519	4,896,717	3,237,226	2,859,533	3,141,724
Unearned Income from Leasing	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)	(1,560,278)
Allowance for Leasing Losses	(159,840)	(107,059)	(104,215)	(114,566)	(150,325)
Other receivables	29,302,217	22,106,013	21,664,592	24,098,765	20,690,054
Receivables on Sureties and Guarantees Honored	38	–	811	624	1,577
Foreign Exchange Portfolio	7,946,062	6,937,144	7,336,806	11,102,537	10,026,298
Receivables	175,570	183,015	197,120	331,064	249,849
Negotiation and Intermediation of Amounts	709,034	1,124,197	357,324	602,543	175,185
Insurance Premiums Receivable	1,257,298	1,073,002	988,029	889,358	718,909
Sundry	19,315,264	12,941,687	12,937,408	11,324,857	9,640,966
Allowance for Other Doubtful Accounts	(101,049)	(153,032)	(152,906)	(152,218)	(122,730)
Other Assets	1,973,814	1,563,948	1,284,420	1,068,607	1,078,124
Other Assets	369,099	367,688	477,274	586,994	679,515
Provisions for Devaluations	(189,591)	(180,941)	(230,334)	(257,185)	(243,953)
Prepaid Expenses	1,794,306	1,377,201	1,037,480	738,798	642,562
Permanent Assets	3,492,450	4,357,865	4,887,970	4,956,342	5,483,319
Investments	696,582	984,970	1,101,174	862,323	512,720
Interest in Affiliated Companies:
– Local	403,033	438,819	496,054	369,935	395,006
Other investments	651,568	895,836	971,311	857,985	439,342
Allowance for losses	(358,019)	(349,685)	(366,191)	(365,597)	(321,628)
Property, Plant and Equipment in Use	2,136,783	1,985,571	2,270,497	2,291,994	2,523,949
Buildings in Use	1,055,640	1,115,987	1,357,063	1,398,735	1,748,409
Other Fixed Assets	4,101,918	3,644,874	3,604,741	3,480,636	3,459,950
Accumulated Depreciation	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)	(2,684,410)
Leased Assets	16,136	9,323	18,951	34,362	34,323
Leased Assets	25,142	23,161	58,463	63,812	51,198
Accumulated Depreciation	(9,006)	(13,838)	(39,512)	(29,450)	(16,875)
Deferred Charges	642,949	1,378,001	1,497,348	1,767,663	2,412,327
Organization and Expansion Costs	1,593,771	1,315,881	1,170,866	1,124,058	1,037,559
Accumulated Amortization	(950,822)	(785,364)	(699,710)	(572,620)	(568,525)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	–	847,484	1,026,192	1,216,225	1,943,293
Total	265,547,273	208,682,930	184,926,468	176,097,690	142,785,030

Liabilities	December

	2006	2005	2004	2003	2002

Current and Long-term liabilities	240,673,011	189,163,465	169,596,632	162,406,307	131,652,394
Deposits	83,905,213	75,405,642	68,643,327	58,023,885	56,363,163
Demand Deposits	20,526,800	15,955,512	15,297,825	12,909,168	13,369,917
Savings Deposits	27,612,587	26,201,463	24,782,646	22,140,171	20,730,683
Interbank Deposits	290,091	145,690	19,499	31,400	23,848
Time Deposits	34,924,541	32,836,656	28,459,122	22,943,146	22,238,715
Other Deposits	551,194	266,321	84,235	–	–
Federal Funds Purchased and Securities Sold under Agreements to
Repurchase	47,675,433	24,638,884	22,886,403	32,792,725	16,012,965
Own Portfolio	36,595,268	12,690,952	8,248,122	6,661,473	915,946
Third-party Portfolio	3,471,383	11,947,932	14,430,876	17,558,740	12,188,054
Unrestricted Portfolio	7,608,782	–	207,405	8,572,512	2,908,965
Acceptances and issuance of securities	5,636,279	6,203,886	5,057,492	6,846,896	3,136,842
Exchange Acceptances	–	–	–	–	1,214
Mortgage Notes	857,697	847,508	681,122	1,030,856	384,727
Debentures Funds	2,603,194	2,624,899	–	7,291	100,369
Securities Issued Abroad	2,175,388	2,731,479	4,376,370	5,808,749	2,650,532
Interbank Accounts	5,814	139,193	174,066	529,332	606,696
Interbank Onlendings	–	–	–	159,098	35,686
Correspondent Banks	5,814	139,193	174,066	370,234	571,010
Interdepartmental Accounts	2,225,711	1,900,913	1,745,721	1,782,068	1,337,729
Third-party Funds in Transit	2,225,711	1,900,913	1,745,721	1,782,068	1,337,729
Borrowings	5,777,906	7,135,327	7,561,395	7,223,356	9,390,630
Local Borrowings – Official Institutions	778	1,088	1,376	2,070	3,368
Local Borrowings – Other Institutions	44,447	18	11,756	4,010	216,812
Foreign Currency Borrowings	5,732,681	7,134,221	7,548,263	7,217,276	9,170,450
Local Onlending – official institutions	11,640,969	9,427,571	8,355,398	7,554,266	7,000,046
National Treasury	99,073	52,318	72,165	51,398	62,187
BNDES	5,532,018	4,237,973	3,672,007	3,403,462	3,437,319
CEF	69,909	59,588	395,820	459,553	453,803
FINAME	5,938,037	5,075,232	4,211,762	3,638,966	3,045,176
Other institutions	1,932	2,460	3,644	887	1,561
Foreign Onlendings	170	183	42,579	17,161	47,677
Foreign Onlendings	170	183	42,579	17,161	47,677
Derivative Financial Instruments	519,004	238,473	173,647	52,369	576,697
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	49,129,214	40,862,555	33,668,654	26,408,952	19,155,479
Other Liabilities	34,157,298	23,210,838	21,287,950	21,175,297	18,024,470
Collection of Taxes and Other Contributions	175,838	156,039	204,403	130,893	108,388
Foreign Exchange Portfolio	2,386,817	2,206,952	3,011,421	5,118,801	5,002,132
Social and Statutory Payables	190,916	1,254,651	900,266	851,885	666,409
Fiscal and Pension Plans Activities	8,014,520	5,041,312	4,495,387	4,781,458	4,376,031
Negotiation and Intermediation of Amounts	422,232	893,957	312,267	595,958	109,474
Financial and Development Funds	876	–	–	–	–
Subordinated Debt	11,949,457	6,719,305	5,972,745	4,994,810	3,321,597
Sundry	11,016,642	6,938,622	6,391,461	4,701,492	4,440,439
Future Taxable Income	180,460	52,132	44,600	31,774	15,843
Future Taxable Income	180,460	52,132	44,600	31,774	15,843
Minority Interest in Consolidated Subsidiary	57,440	58,059	70,590	112,729	271,064
Stockholders' equity	24,636,362	19,409,274	15,214,646	13,546,880	10,845,729
Capital:
– Local Residents	13,162,481	11,914,375	6,959,015	6,343,955	4,960,425
– Foreign Residents	1,037,519	1,085,625	740,985	656,045	239,575
Realizable capital	–	–	(700,000)	–	–
Capital Reserves	55,005	36,032	10,853	8,665	7,435
Profit Reserves	8,787,106	5,895,214	7,745,713	6,066,640	5,715,317
Mark-to-market adjustment – Securities and Derivatives	1,644,661	507,959	458,080	478,917	9,152
Treasury Stock	(50,410)	(29,931)	–	(7,342)	(86,175)
Stockholders' equity managed by parent company	24,693,802	19,467,333	15,285,236	13,659,609	11,116,793
Total	265,547,273	208,682,930	184,926,468	176,097,690	142,785,030

 The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Private Pension Plans	Other Activities	Total	%

Trading Securities	28,861	5,813	23,354	466	58,494	66.1
Securities Available for Sale	7,607	4,964	14,160	26	26,757	30.2
Securities Held to Maturity	1,040	–	2,188	–	3,228	3.7
Subtotal	37,508	10,777	39,702	492	88,479	100.0
Purchase and Sale Commitments	2,956	624	5,191	–	8,771
Total on December 31, 2006	40,464	11,401	44,893	492	97,250
Total on September 30, 2006	19,866	11,002	41,696	458	73,022
Total on December 31, 2006	17,777	9,545	36,765	364	64,451

Composition of Securities by Issuance

Securities		R$ million

	2005		2006

	September	December	September	December

Government	30,967	28,449	31,957	51,479
Private	13,623	13,944	13,117	14,831
PGBL/VGBL	11,420	16,176	21,761	22,169
Subtotal	56,010	58,569	66,835	88,479
Purchase and Sale Commitments:	8,238	5,882	6,187	8,771
Funds	2,102	1,914	3,611	3,996
PGBL / VGBL	6,136	3,968	2,576	4,775
Total	64,248	64,451	73,022	97,250

Classification of Securities by Segment – in percentage

N.B.: The Composition of Securities Portfolio consolidated by: issuer, maturity, business segment and by category can be found in Note 8.

Loan Operations

The consolidated balance of loan operations (according to the concept defined by BACEN which does not include debentures, guarantees, credit letters, interbank deposit certificates etc.) reached at the end of 4Q06 a total of R$96.2 billion, representing a 4.6% increase compared to 3Q06 and an 18.6% growth in 2006. Growth in the total loan portfolio was negatively impacted by the reduction of the balances of the loan acquisition and operating agreements operations, taking into consideration the reduction of the demand of this kind of product, once the market has found other financing alternatives outside the banking market. If the effect of such modalities is not considered, the evolution of the loan portfolio in 2006 would be 1.9 p.p higher.

Growth in the loan portfolio of Bradesco Conglomerate continued to be more intense in operations for individual clients in 2006, especially in the vehicle financing and personal loan portfolios. In the corporate businesses, it is worth highlighting the long-term financings and business turnover.

Loan Operations –Total Portfolio

Loan Operations – by Currency (in percentage)

The loans and onlendings balance indexed and/or denominated in foreign currency (excluding ACCs) reached the amount of U$4.3 billion in December 2006, showing a growth of 9.4% in dollars in the last quarter and of 7.6% in Reais, due mainly to the higher volume of operations carried out in Branches and Subsidiaries abroad. In 2006, the growth was 39.3% and 27.3%, respectively.

Loan Operations – By Purpose

The loan expansion for individuals continued showing a reduction in intensity, with evolution of 2.0% in 4Q06, accruing 19.2% in 2006. The main reason for the portfolio growth this quarter was the vehicles financing type.

Loan Operations – Individual

We highlight in the loan portfolio for individuals the consumer financing (vehicles, personal loan, leasing, credit card and assets financing), which reached the amount of R$35.3 billion in December 2006, showing a 4.6% growth in the quarter and 26.6% in the year.

Vehicle financing, which remained with the highest volume of loans, aligned to the consigned loans that are linked to payroll charges, for its guarantees and characteristics, provided the portfolio with an adequate loan risk level.

Loan Operations – Consumer Financing

(*) Credit Card: involves revolving credit, installments paid by the establishment, and uninvoiced cash payments.

The growth pace of loans granted to companies was higher, in 4Q06, than loans granted to individuals (contrarily to the year-to-date), with an evolution of 6.4%, of which 18.2% occurred in 2006. Such behavior was influenced by the good performance of the working capital and onlending operations portfolios of BNDES.

Loan Operations – Corporate

It is possible to notice the decrease in the relative share in the Large Companies’ loan portfolio in the last twelve months, not only due to the increase of loans to micro, small and medium-sized companies (SME) and individuals, but also of the negative effect in the balance of the dollar depreciation of 8.7% in this period and 1.7% in the last quarter, since a great portion of operations with the Large Companies is indexed to foreign currency.

Loan Operations – Client Characteristic (in percentage)

In the table below, we can observe the evolution in the representativeness of the Bank’s business segments, in which it is worth highlighting, in 4Q06, the Corporate and Companies segments, which showed an evolution higher than the total portfolio, reflecting on the increase of its shares in the total loans of Bradesco Conglomerate.

Loan Operations – per Business Segment (in percentage)

Loan Operations – By Activity Sector

In 4Q06, the distribution by activity sector had as highlight the industry (mainly ore extraction, agroindustry and steel, metallurgy and automobile industries) and Services (mainly civil construction and telecommunications services). The industry remained with higher loan volume and share of the portfolio (25.3%), followed by the Services (16.7%) and Commerce (13.9%) sectors.

Items	R$ million

	2005				2006

	September	%	December	%	September	%	December	%

Public Sector	795	1.1	891	1.1	963	1.0	940	1.0
Private Sector	74,449	98.9	80,239	98.9	91,050	99.0	95,279	99.0
Corporate	43,860	58.2	47,018	58.0	52,216	56.8	55,668	57.8
Industry	18,849	25.1	20,396	25.1	22,789	24.8	24,393	25.3
Commerce	11,324	15.0	12,077	14.9	13,144	14.3	13,452	13.9
Financial Intermediary	236	0.3	259	0.3	757	0.8	462	0.5
Services	12,363	16.4	13,193	16.3	14,319	15.6	16,054	16.7
Agribusiness, Cattle Raising,
Fishing, Silviculture e Forest
Exploitation	1,088	1.4	1,093	1.4	1,207	1.3	1,307	1.4
Individuals	30,589	40.7	33,221	40.9	38,834	42.2	39,611	41.2
Total	75,244	100.0	81,130	100.0	92,013	100.0	96,219	100.0

Loan Operations – By Type

The evolution of balance and share in the type of loans and securities discounted in 4Q06 is deservedly recorded by its performance, which is higher than the growth of the portfolio.

We present below the total loan operations, including sureties and guarantees and credit card (cash and credit purchases store owners:

Items		R$ million

	2005		2006

	September	December	September	December

Borrowings and Discounted Trade Receivables (1)	33,988	36,483	40,773	43,155
– Financings	28,055	30,142	34,472	35,347
– Rural and Agribusiness Loans	5,733	6,403	7,221	7,599
Leasing operations	2,208	2,518	3,575	3,911
Advances on Foreign Exchange Contracts	4,730	5,017	5,487	5,703
Subtotal of Loans Operations	74,714	80,563	91,528	95,715
Other Loans	530	567	485	504
Total Loan Operations (2)	75,244	81,130	92,013	96,219
Sureties and Guarantees Recorded in Memorandum Accounts	8,674	9,630	13,820	14,791
Credit Card (3)	2,205	2,847	4,464	5,215
Total	86,123	93,607	110,297	116,225

(1) It includes revolving credit of credit card.
(2) According to concept defined by Brazilian Central Bank.
(3) Cash and credit purchases establishments.

Loan Operations – Portfolio Quality

Compared to the previous quarter, it was possible to notice a slight change in the loan portfolio profile, whose share of credits rated between “AA” and “C” compared to the total was of 92.1%, as a consequence of the impact of the change on the breakdown of the portfolio, more focused on consumer financing, and the growth in delinquency of loans for individual clients in this quarter.

Loan Operations – by Rating (in percentage)

Loan Operations – Delinquency and Provision Sufficiency

In December 2006, a slight growth in the delinquency ratio of the consolidated portfolio compared to the previous quarter can be verified. The deterioration of their payment capacity, mainly for loans granted to individuals, was responsible for the maintenance of ratios higher than those of previous periods. As already mentioned in other reports, the increase in the delinquency indicators was expected and was already duly priced in our products and services.

Loan Operations – Delinquency up to 90 days x PDD (in percentage)

The total volume of allowance for doubtful accounts reached R$6,646 million, representing 6.9% of the total loan portfolio (6.8% in September 2006), ensuring the maintenance of adequate coverage levels for future losses in the current profile of the loan portfolio.

In this regard, we point out the strength of the provision criteria adopted, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months throughout the analyzed period – we mention, for example: in December 2005, for an existing provision of 6.1% of the portfolio, the loss in the following twelve months was 3.5% of the portfolio, i.e. the provision covered the actual loss with a great margin.

Loan Operations – PDD x Delinquency x Losses – Percentage over Loan Operation Balance

Loan Operations – Portfolio Distribution by Maturity

The terms of operations to mature have been extending, mainly due to consumer financing operations, which by their nature have a longer term. The operations with maturity exceeding 180 days represented 51.6% of total portfolio in December 2006, against 48.8% one year ago. It is worth mentioning that the increase in the average term of the portfolio has been occurring in low credit risk products, i.e., vehicle financing and consigned loan.

Loan Operations – Distribution of the Loan Portfolio Falling Due by Terms (in percentage)

Loan Operations – Portfolio Movement

The movement of the consolidated loan portfolio in the last twelve months shows the adequacy and consistency of the loan evaluation instruments used in the concession process, maintaining its good quality, as shown in the tables below:

Loan Operations – Portfolio Movement by Rating between December 2005 and 2006

Loan Operations – Portfolio Movement by Rating between December 2005 and 2006

Rating	Borrowers Remaining from December 2005		New Borrowers between December 2005 and 2006		Total Loans in December 2006

	R$ million	%	R$ million	%	R$ million	%

AA – C	73,414	91.7	15,217	94.1	88,631	92.1
D	1,524	1.9	307	1.9	1,831	1.9
E – H	5,116	6.4	641	4.0	5,757	6.0
Total	80,054	100.0	16,165	100.0	96,219	100.0

Loan Operations - Concentration of Loan Portfolio

The concentration levels of loan operations showed an increase at the end of 2006 compared to December 2005, in spite of the slight growth of the largest borrower, as indicated in the chart below:

Loan Operations – Portfolio Concentration without Guarantee (in percentage)

Loan Operations – Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million (except for percentages)

	2005		2006

	September	December	September	December

Total Loan Operations	75,244	81,130	92,013	96,219
– Individual	30,589	33,221	38,834	39,611
– Corporate	44,655	47,909	53,179	56,608
Existing Provision	4,647	4,959	6,215	6,646
– Specific	2,053	2,288	3,290	3,635
– Generic	1,642	1,657	1,833	1,911
– Additional	952	1,014	1,092	1,100

Specific Provision/Existing Provision (%)	44.2	46.1	52.9	54.7
Existing Provision/ Loan Operations (%)	6.2	6.1	6.8	6.9

AA – C Rated Loan Operations / Loan Operations (%)	93.1	93.2	92.3	92.1
D Rated Operations under Risk Management / Loan Operations (%)	2.0	2.0	1.9	1.9
E – H Rated Loan Operations / Loan Operations (%)	4.9	4.8	5.8	6.0
D Rated Loan Operations	1,496	1,578	1,733	1,831
D Rated Existing Provision for Loan Operations	352	407	455	483
D Rated Provision/ Loan Operations (%)	23.5	25.8	26.2	26.4
D – H Rated Loan Operations Overdue	2,911	3,303	4,742	5,225
Total Provision/D – H Rated Loan Operations Overdue (%)	159.6	150.1	131.1	127.2

E – H Rated Loan Operations	3,681	3,905	5,329	5,757
Existing Provision for E – H Rated Loan Operations	3,159	3,401	4,647	5,041
Provision/ E – H Rated Loan Operations (%)	85.8	87.1	87.2	87.6
E – H Rated Loan Operations Overdue	2,426	2,714	3,984	4,389
Total Provision/E – H Rated Loan Operations Overdue (%)	191.5	182.7	156.0	151.4

Total Provision / Non Performing Loans (*) (%)	198.5	183.5	159.8	155.1

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

In the 4th quarter, the evolution of the loan portfolio of Bradesco Conglomerate was also followed by the slight growth of the delinquency ratio, which had already been estimated in our models, and the allowances for doubtful accounts remained adequate to the portfolio profile.

For 2007, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the traditional concepts of security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Composition of Deposits by Maturity

Deposits	R$ million

	2006

	September	December

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	17,599	20,527	–	–	–	20,527
Savings	25,415	27,613	–	–	–	27,613
Interbank	173	202	67	21	–	290
Time	35,375	2,352	5,740	3,456	23,376	34,924
Other Deposits	291	551	–	–	–	551
Total	78,853	51,245	5,807	3,477	23,376	83,905

Demand Deposits – R$ billion

Checking Accounts

The balance of the Checking Accounts of Bradesco Organization at the end of 2006 was R$20.5 billion, with a growth in deposits volume of R$4.5 billion representing an increase of 28.1% in the year compared to the balance in December 2005.

We had 17.7% of market share in October 2006 (last ranking of funding disclosed by the Brazilian Central Bank), representing the leadership among private banks.

Number of Checking Accounts Individuals and Corporate – in million

Savings Accounts

The balance of Bradesco Organization Savings Accounts, at the end of 2006, was R$27.6 billion in deposits, corresponding to an 18.3% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private Banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

New investment opportunities offered by Bradesco aroused its clients’ interest, leading them to channel their resources to other products inside the Bradesco Organization itself, such as Investment Funds and CDB.

Share of SBPE – in percentage

Number of Savings Accounts – thousand

Asset Management

2006 Highlights

Best Manager by GazetaInvest magazine

Bradesco was the manager with the highest number of 5-diamond Funds in the ranking of GazetaInvest magazine, disclosed in 1Q06. The total was 29 diamond Funds, criterion which classified Bradesco as the Best Manager in 2005. In a survey carried out by Austin Rating, Bradesco was highlighted with Funds awarded in all categories analyzed – DI, Fixed Income, Multimarket, Foreign Exchange, Floating Rate and Private Pension Plan.

The achievement of the leadership took place in view of Bradesco’s capacity to operate in all market segments, with products designed to meet the needs and characteristics of each type of investor Bradesco works with. Such acknowledgement reflects the Bank’s efficiency of managing funds, a result of the focus on management quality, effort and endeavor of all teams in the placement of investment products.

Highlight as Fund Manager in Exame Magazine

Guia Exame Investimentos Pessoais 2006, the most traditional award of investment fund managers of the Brazilian market pointed out Bradesco as the best fund manager of stock funds.

Guia Exame is published by Exame magazine with technical support of Fundação Getulio Vargas.

Besides being considered as the best stock fund manager, Bradesco totaled 16 funds in the best rating of 5 stars. The analyzed period was between July 1, 2005 and June 30, 2006.

Best Funds for Institutional Investors

Bradesco was the manager with the highest number of funds classified as excellent in the ranking of the “Best Institution’s Funds” of Investidor Institucional magazine, of September 2006. The funds were analyzed and classified by PPS Consultoria according to their profitability and volatility, in a 12-month period (August 2005 to July 2006).

Asset Management

Stockholders’ Equity

	R$ million

	2005		2006

	September	December	September	December

Investment Funds	101,697	107,540	127,572	135,837
Managed Portfolios	7,782	8,162	7,337	6,938
Third-party Fund Quotas	5,177	5,480	5,313	4,333
Total	114,656	121,182	140,222	147,108

Asset Distribution

	R$ million

	2005		2006

	September	December	September	December

Investment Funds – Fixed Income	98,387	104,183	123,645	130,609
Investment Funds – Floating Rate	3,310	3,357	3,927	5,228
Investment Funds – Third-Party	4,922	5,103	5,269	4,068
Total	106,619	112,643	132,841	139,905
Managed Portfolio – Fixed Income	5,996	6,340	5,246	4,265
Managed Portfolio – Floating Rate	1,786	1,822	2,091	2,673
Managed Portfolios – Third-Party Funds	255	377	44	265
Total	8,037	8,539	7,381	7,203
Total Fixed Income	104,383	110,523	128,891	134,874
Total Floating Rate	5,096	5,179	6,018	7,901
Total Third-Party Funds	5,177	5,480	5,313	4,333
Overall Total	114,656	121,182	140,222	147,108

Total Assets under Management according to ANBID’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	December 2005		September 2006		December 2006

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	516	3,392,016	550	3,376,350	563	3,333,002
Managed Portfolios	110	390	102	446	104	449
Total	626	3,392,406	652	3,376,796	667	3,333,451

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	R$ million

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	45,511	49,169	56,044	59,267
Securities	42,380	46,423	52,445	55,297
Insurance Premiums Receivable	1,008	1,041	1,144	1,232
Other Receivables	2,123	1,705	2,455	2,738
Permanent Assets	662	585	1,154	1,291
Total	46,173	49,754	57,198	60,558

Liabilities
Current and Long-Term Liabilities	41,229	43,880	50,386	53,249
Tax, Civil and Labor Contingencies	1,131	1,208	1,555	1,629
Payables on Operations of Insurance, Private Pension Plans and
Certificated Savings Plans	483	455	436	440
Other Liabilities	1,380	1,355	2,676	2,438
Technical Provisions for Insurance	3,526	3,703	4,272	4,397
Technical Provisions for Life and Private Pension Plans	32,574	35,020	39,166	42,038
Technical Provisions for Certificated Savings Plans	2,135	2,139	2,281	2,307
Minority Interest	74	83	60	59
Stockholders’ Equity	4,870	5,791	6,752	7,250
Total	46,173	49,754	57,198	60,558

Consolidated Statement of Income (*)

	R$ million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Net Premiums Written	4,314	5,084	16,825	4,714	5,662	19,022
Reinsurance Premiums and Redeemed
Premiums	(768)	(780)	(3,178)	(907)	(1,035)	(3,842)
Insurance, Private Pension Plans and
Certificated Savings Plans Retained
Premiums	3,546	4,304	13,647	3,807	4,627	15,180
Variation in Technical Provisions	(739)	(1,319)	(2,756)	(901)	(1,569)	(3,515)
Fee and Commission Income	109	110	414	139	139	531
Retained Claims	(1,463)	(1,533)	(5,825)	(1,490)	(1,653)	(6,128)
Certificated Savings Plans Draws and
Redemptions	(338)	(331)	(1,229)	(306)	(344)	(1,222)
Private Pension Plans Benefits and
Redemptions	(615)	(593)	(2,582)	(525)	(449)	(2,268)
Selling Expenses	(249)	(267)	(975)	(261)	(269)	(1,032)
Other Operating Income (Expenses)	(12)	(77)	(77)	(85)	79	(158)
Personnel and Administrative Expenses	(246)	(269)	(918)	(255)	(277)	(1,025)
Tax Expenses	(46)	(52)	(175)	(36)	(57)	(193)
Financial Result	702	688	2,427	654	851	2,995
Operating Income	649	661	1,951	741	1,078	3,165
Equity Result	18	(42)	396	82	50	176
Non-Operating Income	28	(50)	(71)	(9)	(428)	(327)
Minority Interest	(1)	(6)	(9)	(8)	(70)	(81)
Income before Taxes and Contributions	694	563	2,267	806	630	2,933
Taxes and Contributions on Income	(269)	(191)	(670)	(256)	(62)	(774)
Net Income	425	372	1,597	550	568	2,159
(*) Information prepared in accordance with the accounting policies established by CNSP, SUSEP and ANS.

Performance Ratios – in percentage

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Claims Ratio (1)	79.9	84.9	82.3	77.8	81.5	79.1
Selling Ratio (2)	11.4	12.1	11.6	11.3	11.0	11.2
Administrative Expense Ratio (3)	11.9	13.3	11.2	11.0	11.5	11.3
Combined Ratio (4)	101.5	109.1	103.4	95.3	101.3	99.0
Expanded Combined Ratio (5)	86.9	91.8	89.8	82.5	86.9	84.9

N.B.:	For the purposes of comparison, in 2005 we excluded the additional provision for Health Insurance, at the amount of R$324 million and R$244 million in 2006. We also excluded in 2006 the exceeding provision (IBNR – DPVAT), at the amount of R$32 million.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Earned Premiums.
(4) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Expenses)/ Earned Premiums.
(5) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Expenses)/ (Earned Premiums + Financial Result).

Insurance Premiums – Market Share (%)

Source: SUSEP and ANS

According to information published by SUSEP and ANS data, up to November 2006, in the insurance segment, Bradesco collected R$13.6 billion in premiums and maintained its leadership in the ranking with a 25.8% market share. The insurance sector obtained a total of R$52.9 billion in premiums up to November 2006.

Increase in Technical Provisions for Insurance – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	885	888	3,428	955	999	3,807
Auto/RCF	520	525	1,998	517	523	2,078
Life/AP/VGBL	337	300	1,246	346	364	1,334
Basic Lines	94	92	365	88	114	371
DPVAT	28	25	137	57	57	251
Total	1,864	1,830	7,174	1,963	2,057	7,841

In 2006, there was an increase of 9.3% in premiums earned in the insurance segment, if compared to the 2005.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

N.B.: For the purposes of comparison, in 2005 we excluded the additional provision for Health Insurance, at the amount of R$324 million and R$244 million in 2006.

Retained Claims by Insurance Line – R$ million

Insurance Line	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	805	854	3,244	800	939	3,315
Auto/RCF	400	417	1,524	383	375	1,528
Life/AP/VGBL	212	209	802	246	249	944
Basic Lines	53	56	237	47	67	212
DPVAT	20	17	96	51	47	204
Total	1,490	1,553	5,903	1,527	1,677	6,203

Claims Ratio by Insurance Line (%)

N.B.: For the purposes of comparison, in 2005 we excluded the additional provision for Health Insurance, at the amount of R$324 million and R$244 million in 2006. We also excluded in 2006 the exceeding provision (IBNR – DPVAT), at the amount of R$32 million.

Selling Expenses by Insurance Line – R$ million

Insurance Line	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	25	26	102	28	29	110
Auto/RCF	93	95	358	94	98	380
Life /AP/VGBL	74	83	298	80	77	312
Basic Lines	21	17	73	19	23	74
DPVAT	–	1	2	1	–	2
Total	213	222	833	222	227	878

Selling Ratios by Insurance Line (%)

N.B.: For the purposes of comparison, in 2005 we excluded the additional provision for Health Insurance, at the amount of R$324 million. In 2006, we excluded R$244 million.

Number of Insured – in thousands

In 2006, there was an increase of 8.7% in the client base.

Operating Risk

Grupo Bradesco de Seguros, integrating Bradesco Organization, in permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, in order to comply with the guidelines established by the New Capital Basel Agreement (Basel II), provisions of the monetary authority, and alignment to future definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. Thus, the account plan of the companies of the Insurance Group was fully reviewed and specific and intern accounting accounts were opened for the registration of events of operating risk loss, resulting from business interruption, failure of systems, errors, omissions, frauds or external events, thus enabling the determination for the regulatory capital calculation for Operating Risk according to the methodology adopted by Bradesco Organization. The disseminations of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of continuous monitoring procedure of exposure levels are inserted in this context.

Awards/Recognition

1 – Bradesco Seguros was elected the most remembered brand and the preferred one in the “Insurance” category in the eighth edition of “Pesquisa Marcas de Quem Decide” (Brands of People Who Decide Survey), conducted by Jornal do Comércio – RS in partnership with QualiData Institute. The survey was carried out with 330 businessmen and self-employed professionals of Rio Grande do Sul and recognized as the most complete study about brands in the south region of the country.

2 – The Chairman of Grupo Bradesco Seguros e Previdência, Luiz Carlos Trabuco Cappi, was elected “2005 National Business Leader” in the “Finance Sector - Insurance and Private Pension Plans” of the 29th edition of the Gazeta Mercantil Forum of Business Leaders. Promoted by Gazeta Mercantil newspaper, the members of the Forum are elected by subscribers, businessmen and executives, in a free voting basis and without pre-candidature. The main purpose is, by means of the main business leaderships, to discuss and analyze structural themes of high relevance for the Brazilian development.

3 – Bradesco Seguros received “The Best Insurance Companies of Brazil” award, from Conjuntura Econômica magazine, of Fundação Getulio Vargas, as the “Largest Insurance Company by Net Income and Stockholders’ Equity”. The award is promoted by the Brazilian Institute of Economy (IBRE) of Fundação Getulio Vargas, which considers the companies’ economic-financial performance in 2005, according to a study prepared by the Data Management Division of the own Institute.

4 – Bradesco Seguros e Previdência received, for the fifth consecutive year, the iBEST 2006 award, the maximum award granted to a website in Brazil. The insurance company was the winner in the “Insurance” category according to the public vote (popular jury).

5 – Bradesco Seguros e Previdência received the 2006 Top of Marketing award. The Association of Sales and Marketing Managers of Brazil (ADVB) granted the award to the case “Christmas Tree of Bradesco Seguros e Previdência – 10 Years of Light and Emotion”. The award is one of the most important ones in the market, and its purpose is to reward the organizations that care for the best sustenance of their product, service or brand, by means of innovative and consistent marketing strategies.

6 – Bradesco Seguros received the trophy “Gaivota de Ouro 2006”, granted by Seguro Total magazine. The company was a highlight at the “Excellence in Total Insurance” category in the “VI 2006 Insurance Market Award”, which recognizes companies, products, services, innovative actions and people that have contributed to the growth and strengthening of the insurance market.

7 – Bradesco Seguros e Previdência was awarded as the “Best Insurance Company”, for the third consecutive year, by the Balanço Financeiro Yearbook, published by Gazeta Mercantil. The publication took into consideration the study made by the consulting firm Austin Asis Rating, in which the growth, performance and results achieved in 2005 were considered.

8 – Bradesco Seguros e Previdência received the Top Quality Brazil award, granted by the National Organization of Events and Research, carried out annually with the purpose of recognizing the high quality standard of services and products of companies operating with distinction and credibility.

9 – Bradesco Seguros received the award SegNews 2006 in the category “Best General Performance”, granted by the SegNews news agency, which awards the most remembered companies in the surveys carried out with insurers, insurance brokers and service providers.

10 – Bradesco Seguros e Previdência received the award Highlights of the Year in the category “Insurance Company of the Year”, granted by Clube de Vida em Grupo do Rio de Janeiro (CVG-RJ). The 30th edition of the award, considered the “Insurance Oscar”, chose the highlights through research carried out with more than 700 associates of the entity.

11 – For the fifth consecutive year, Bradesco Seguros e Previdência received the award Folha Top of Mind in the category “Insurance”. For 16 years, the award is granted annually to the most remembered brands by consumers, by means of a research carried out by Datafolha Institute among thousands of people nationwide, which is considered as the most important in Brazil.

12 – Bradesco Seguros e Previdência received the award Joinville of Brands, promoted by Síntese Pesquisas e Assessoria, in the category “Insurance Company”. In six years of award, Bradesco Seguros e Previdência was the winner of all editions.

13 – Bradesco Seguros e Previdência received two trophies in the IX Edition of the Cobertura Award – Performance 2006, promoted by Cobertura magazine – Insurance Market. The company was chosen as the “Insurance Company of the Year” and “The Best Performance in Total Insurance”.

14 – Bradesco Seguros e Previdência received the award Top of Mind Paraná 2006, as the most remembered brand in the “Insurance” category. The study, carried out by Amanhã magazine in 22 consumer centers of Paraná, is one of the most important of the region and is designed to measure the strength of brands in the consumer market.

Sponsorships

1 – Bradesco Seguros was the official insurance company of the 19th edition of the “International Book Biennial” carried out in the Exhibition Lodge of Anhembi, in São Paulo, in the period from March 9 to 19.

2 – Bradesco Seguros e Previdência was one of the sponsors of the “Pennacchi 100 anos” exhibition, carried out in the Pinacoteca of the State of São Paulo, from May 13 to June 25. The work of Pennacchi, one of the masters of the Brazilian plastic arts, was divided into sacred themes, scenes, people, sculptures and advertising sketches produced in Italy and Brazil. The event paid homage to the centenary of the great artist’s birth.

3 – Bradesco Seguros e Previdência was the sponsor of the 7th Regional Meeting of Insurance Brokers of Rio Grande do Sul (ENCOR), carried out in the Event Center ExpoGramado, in the city of Gramado, on May 25 and 26. The 7th ENCOR was promoted by the Union of Brokers of Rio Grande do Sul (SINCOR-RS).

4 – Bradesco Seguros e Previdência sponsors the 2006 edition of the Social Calendar of SINCOR-RS (Union of Insurance Brokers of the State of Rio Grande do Sul).

5 – Bradesco Seguros e Previdência was one of the sponsors of the 32nd edition of CONARH (National Congress on People Management) carried out at Transamérica Expo Center in São Paulo. CONARH is considered the largest and the most important Brazilian congress of this sector.

6 – Bradesco Seguros e Previdência was one of the sponsors of the 12th CONEC (State Congress of Insurance Brokers), carried out from September 22 to 24 at Palácio de Convenções do Anhembi, in São Paulo. This year, the event organized by SINCOR-SP (Union of Insurance Brokers of the State of São Paulo), gathered around 5 thousand professionals of the sector.

7 – Bradesco Seguros sponsored the VIII Meeting of the Best Companies to Work for, carried out on October 25, in the American Chamber of Commerce (AMCHAM) in São Paulo. The event counted on the participation of the main businessmen of the companies rated in GUIA EXAME –VOCÊ S/A – The Best Companies to Work for 2006 and opinion makers who decide more and more the trend of business management.

8 – Bradesco Seguros e Previdência sponsored the editions of the 6th Forum of Debates of the Insurance Brokers of Minas Gerais. The meetings visited many cities of the state during the year and were organized by the Union of Insurance Brokers of the State of Minas Gerais (SINCOR-MG).

Bradesco Saúde

Health Insurance Premiums – Market Share (%)

Source: ANS

Net Premiums Written – R$ million

Insurance Line	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Corporate Plan	677	696	2,636	739	782	2,937
Individual Plan	256	237	953	246	251	981
Total	933	933	3,589	985	1,033	3,918

Growth in Technical Provisions for Health – R$ million

Number of Insured of the Health Insurance Lines – in thousands

When comparing 2006 to the same period of the previous year, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.6 million customers, of which 2.3 million pertain to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (88.93% in December/2006) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 29 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 30% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2006 – Biggest and Best List, July 2006).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Awards/Recognition

1 – Bradesco Saúde received the Seg News 2006 award in the category “Best Performance in the Health Portfolio”, granted by SegNews news agency, which awards the most remembered companies in the surveys carried out with insurers, insurance brokers and service providers.

2 – Bradesco Saúde received the award 9thTop of Mind –HR Suppliers, promoted by Fênix Central de Negócios em RH Editora & Marketing in the category “Health Insurance”. The award aims to acknowledge the level of remembrance of organizational brands rendering services or trading products for professionals operating in the Human Resources areas of organizations.

3 – Bradesco Saúde received the Alvorada Trophy as the “Best Insurance Company of the Year” in an electronic vote election promoted by the Union of Insurance Brokers of the Federal District (SINCOR-DF) with insurance brokers of the region. The insurance company was recognized for its performance in health segment.

Highlight

Bradesco Saúde was pointed out as “The Companies’ Best Option in Health Benefit” in the 2006 edition of GUIA EXAME VOCÊ S/A – 150 Best Companies to Work for.

Bradesco Auto/RE

Insurance of Auto/RE Premiums – Market Share (%)

Source: SUSEP

Growth in Technical Provisions of Auto/RE– R$ million

N.B.: In 2004, the Auto/RE portfolio of Bradesco Seguros was merged

Net Premiums Written – R$ million

Insurance Line	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Auto/RE	719	719	2.889	764	774	2.916

Number of Auto/RE Insured – in thousands

Until November 2006, the Bradesco Group maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with an 8.2% share of total market sales in this area.

The Asset Risks segment was characterized by intense competition. Bradesco Auto/RE insures the assets of a significant number of large companies of the country related to the home-building, steel, petrochemical, pulp and paper, aircraft, automotive and food sectors by means of issuances of insurance policies for Operating Risks, Named, Oil, Port Operator, Civil Liability, Engineering Risks, (Domestic and International) Transport, Hull and Aircraft.

In the area of Domestic and International Transport insurance, due to the implementation of several visits to clients of the Corporate and Companies segments, maintained the trading frequency with some important corporate groups.

We also point out that the strengthening of the relationship between Bradesco Auto/RE and Bradesco Corporate and Bradesco Empresas (Middle Market), including with own structure, has allowed greater closeness with Banco Bradesco’s clients and enabled the achievement and renewal of policies of large companies operating in the country.

In the mass market insurance segment of Basic Lines, whose products designed to individuals, small and medium-sized companies, we have maintained a meaningful number of customers, in particular those of Bradesco Residential Ticket.

Another segment we point out was the RD Equipment designed to machinery and equipment from different economy sectors, such as home-building, agriculture, services and industries, arising from market Brokers and Banco Bradesco’s operations of leasing, FINAME and CDC.

The continuous upgrading of products has allowed the improvement of the services rendered to our clients and contributed significantly for the increase in income of the current period.

In the Auto/RCF line, the market was characterized by intense competition in big metropolitan areas, aggravated by the small growth of the insured vehicle market and by the entrance of new competitors.

During the period, we have maintained our technically adequate pricing policy aiming at reaching balanced portfolio results and we have consolidated our pricing policy based on the insured characteristics, one year after it was launched. In addition, the product was improved with the inclusion of new aggregated benefits – Spare Car and Windshield Wipers Repair – in the pursuit of making it more competitive in view of the competition. Actions of electronic relationships with brokers and those insured, which are carried out via the Internet, were also encouraged.

Bradesco Group’s market share of the Auto/RCF portfolio, up to November 2006, was 16.2% .

Awards/Recognition

1 – Bradesco Auto/RE Companhia de Seguros received the award Segurador Brasil 2006 as a highlight in the “Auto” segment. The award is promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in 2005, in addition to showing a scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/RE Companhia de Seguros received the award The Best Insurance Companies of Brazil from Conjuntura Economica magazine, of Fundação Getulio Vargas, as the “Largest Growth of Awards Received among the Largest Companies”. The award is promoted by the Brazilian Institute of Economy (IBRE) of the Getulio Vargas Foundation, which considers the economic-financial performance of companies in 2005, according to a study prepared by the Data Management Division of the same Institute.

3 – Bradesco Auto/RE Companhia de Seguros received the award Preference in Transportation 2006, annually granted by the Union of the Cargo Transportation Companies of the State of Rio Grande do Sul (SETCERGS). The company conquered the award for the third consecutive time as it is the best insurance company according to businessmen of the sector.

4 – Bradesco Auto/RE Companhia de Seguros received the award SegNews 2006 in the category “Best Performance in the Auto Portfolio”, granted by SegNews news agency, which awards the most remembered companies in the surveys carried out with insurers, insurance brokers and service providers.

5 – Bradesco Auto/RE Companhia de Seguros received three awards from the Association of Insurance Brokers of the State of Ceará (ASCOR). The company was chosen as the “Best Auto Insurance Company of 2006” and had the “Best Insurance Company Manager” and the “Best Commercial Assistant”, which enabled it to be the main winner of the edition this year. The ASCOR award is a tradition in the insurance market in Ceará. The election is annually promoted with insurance brokers all over the state.

6 – Bradesco Auto/RE Companhia de Seguros received the Alvorada Trophy as the “Best Insurance Company of the Year” in an electronic vote election promoted by the Union of Insurance Brokers of the Federal District (SINCOR-DF) with insurance brokers of the region. The Company was recognized for its performance in Basic Lines and Claims Regulation.

Highlights

1 – Bradesco Auto/RE was the official insurance company of Cirque du Soleil during the performances of its first Brazilian tour. The Canadian circus is known worldwide by its artistic quality.

2 – Bradesco Auto/RE was the official insurance company of the 2006 edition of “Casa Cor” in Rio de Janeiro, one of the country’s most important events of architecture and design.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share (%)

Source: SUSEP

In 2006, total income from private pension plans totaled R$8.7 billion.

Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Source: SUSEP

In 2006, total income from net premiums written amounted to R$1.5 billion.

Growth in Technical Provisions (Life and Pension Plans) – (R$ million)

Total technical provisions of Bradesco Vida e Previdência in December 2006 was of R$42.0 billion. That amount was comprised of R$21.7 billion for supplementary private pension plans; R$18.7 billion for VGBL, VRGP and PRGP; and R$1.6 billion for life and personal accident, DPVAT, and retro assignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: ANAPP

In December 2006, the Investment Portfolio reached R$42.7 billion.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Insured – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 38.4% share of income from private pension plans and VGBL and a 15.9% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans, with a 42.9% share, and a 31.7% share in PGBL (source: ANAPP (Brazilian Association of Private Pension Plan) – November/2006 accumulated data).

The number of Bradesco Vida e Previdência clients reached 10.2%, in December 2006, compared to December 2005, surpassing the record of 1.7 million private pension plan and VGBL participants and 9.3 million life insurance and personal accident insured. This significant increase was prompted by the strength of the Bradesco Brand name and by the use of an appropriate management and sales policies.

Technical provisions totaled R$42.0 billion in December 2006, an increase of 20% as compared to December 2005. The Portfolio of Investments in Private Pensions Plans and VGBL totaled R$42.7 billion, comprising 42.3% of all market resources.

Highlights of Bradesco Vida e Previdência in 2006

In March, Bradesco Vida e Previdência celebrated 25 years of existence. During the year, the company developed several activities focusing on the increase of the market share and quality of services.

It was the first company of its market to implement the ISO 9001 system in the Life Claims area. Fundação Carlos Alberto Vanzolini, responsible for the certification, carried out an auditing in the Claims Department of the company and conducted the implementation of the Quality Management System based on the NBR ISO 9001:2000 Rule. This is the third certification of the benefits payment department of the company.

Focusing on the quality of services and processes, the company invested in the professional qualification of its employees and developed a wide training process for the SUSEP, ANBID and LOMA (Life Office Management Association) certifications. During the year, the company had a 47% growth in the participation in courses in general.

Bradesco Vida e Previdência amplified its post-sale quality control structure, focusing on service and relationship and had a drop of more than 27% in the number of complaints of Alô Bradesco and Ombudsman.

In the same year, Bradesco Vida e Previdência became a leader in Plans for Youngsters, by means of a wide campaign of the “Prev Jovem” Product, reaching R$420 million from January to November, with a 40.1% market share.

Bradesco Vida e Previdência innovatively promoted the I Forum of Longevity, which offered the discussion of relevant issues about Life Quality, Safety, Health and Financial Planning.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized with the achievement of the following awards:

Prêmio Segurador Brasil (“Brazil Insurer” Award)

– Ranking 2005 – “Best Performance in Private Pension Plan”;

– Performance/Category Highlight – “Highest Leverage and Results – Group Life”;

– Marketing 10 – Prev Jovem; and

– Marketing Best.

Best and Biggest Companies 2006 Yearbook, Exame magazine

– The Best Supplementary Private Pension Company;

– The Biggest Brazilian Insurer in Net Premiums;

– The Biggest Insurer in Net Income;

– The Highest Net Equity Profitability; and

– The Biggest Wealth Created.

Top of Mind Brazil – Mato Grosso do Sul

“Gaivota de Ouro” Award – Seguro Total Magazine

– Best Life and Private Pension Plans Company;

– Best Product Marketing Campaign; and

– Best Product Marketing Campaign with “Prev Jovem”.

Valor 1000 Magazine

– The Largest Life and Private Pension Plans Company.

Awards granted by the Association of Sales and Marketing Managers of Brazil (ADVB)

– Top Sales;

– Bradesco Vida e Previdência case – Corporate Plans; and

– Prev Jovem Bradesco case.

Highlight in the year of 2005/2006

– CVG – Clube Vida em Grupo (Life in Group Club) of Rio de Janeiro.

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for November 2006 published by SUSEP. The company’s market share was of 29.75% in Amazonas and 27.42% in São Paulo.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws and related prize amounts. That phase was important due to the closeness to the public, by means of the consolidation of “Pé Quente Bradesco” family products.

Continuing the consolidation process of products with a social-environmental character, in September 2006 the products Pé Quente Bradesco SOS Mata Atlântica Empresarial and Pé Quente Bradesco GP Ayrton Senna Empresarial, both designed to corporate clients, were launched. The new products require lump-sum payment of R$10 thousand, and offer monthly raffles of R$100 thousand, gross, and part of the amount collected is given to Fundação SOS Mata Atlântica and Instituto Ayrton Senna, respectively.

We also point out the performance of other social – environmental products, such as Pé Quente Bradesco SOS Mata Atlântica which, in addition to enabling the formation of a financial reserve, contributes for reforestation projects of Fundação SOS Mata Atlântica, Pé Quente Bradesco GP Ayrton Senna, whose great differential is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda (the Breast Cancer in the Fashion Target). Upon acquiring this last product, the client contributes to the development of projects of prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased from brAA+/Stable to brAA+/Positive the rating of Bradesco Capitalização, which is the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In December 2005, it received again the certification of its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management”. Granted by Fundação Vanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share (%)

Source: SUSEP

Technical Provisions for Certificated Savings Plans – Market Share (%)

Source: SUSEP

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the growing strengthening of the Technical Provisions volume, Bradesco Capitalização reached the amount of R$2.3 billion in December 2006, and, according to November 2006 data, released by SUSEP, it holds 20.6% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients of Certificated Savings Plans – in thousands

As a result of a customer loyalty building policy, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 2006 amounting to 2.3 million clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Rights – in thousands

Outstanding Certificated Savings Plans – in thousands

The outstanding certificated savings plans portfolio increased from 12.8 million in December 2005 to 14.2 million in December 2006. Out of this total, 68.3% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa, etc.

Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these bonds are low-priced and they are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1 – Bradesco Capitalização received the “Segurador Brasil 2006” award, as a highlight in the “Certificated Savings Plans” segment. The award is promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Capitalização received two “Top Social 2006” awards, promoted by the Association of Sales and Marketing Managers of Brazil (ADVB-SP). The cases awarded were “Pé Quente Bradesco SOS Mata Atlântica” and “Pé Quente Bradesco GP Ayrton Senna”. The award is one of the most important ones in the sector and has as purpose to evaluate and highlight the socially responsible actions.

3 – Bradesco Capitalização received three “Gaivota de Ouro 2006” trophies, granted by Seguro Total magazine. The company was highlighted in the “Best Certificated Savings Plans Company”, “Certificated Savings Plans Product highlighted in 2005” and “Companies which have contributed to Entities in Social Works” categories in the “VI 2006 Insurance Market Award”, which acknowledge companies, products, services innovative actions and people that have contributed to the growth and strengthening of the insurance market.

4 – Bradesco Capitalização was awarded with the “Best Certificated Savings Plans Company”, by Balanço Financeiro Yearbook, published by Gazeta Mercantil. The publication took into consideration the study made by the consulting firm Austin Asis Rating, in which the growth, performance and results achieved in 2005 were considered.

5 – Bradesco Capitalização received two Top Social ADVB – RJ awards for the cases “Pé Quente Bradesco SOS Mata Atlântica” and “Pé Quente Bradesco GP Ayrton Senna”. The award, given by the Association of Sales and Marketing Managers of Brazil, was in its eighth edition this year and is addressed to companies with important socially responsible projects.

6 – Bradesco Capitalização received the award Marketing Best de Responsabilidade Social for the case “Pé Quente Bradesco GP Ayrton Senna: in 6 months, Pé Quente Bradesco GP Ayrton Senna sold 580 thousand bonds, doubled its sales goal and helped to ensure quality education and build a better Brazil. The 5th edition of the award, organized by Editora Referência through Marketing magazine and MadiaMundoMarketing, is addressed to Companies, Foundations, Institutes and Associations which deserve to be awarded due to public acknowledgement and use of social practices and actions developed for both the organization’s internal public and the communities they relate to.

7 – Bradesco Capitalização received two awards SegNews 2006 in the category “Best Performance in Certificated savings plans” and “Best in Social Marketing” for the case “Título Pé Quente Bradesco – O Câncer de Mama no Alvo da Moda/ IBCC – Instituto Brasileiro de Controle do Câncer” (the Breast Cancer in the Fashion Target –Brazilian Institute of Cancer Control), granted by SegNews news agency, which awards the most remembered companies in the surveys carried out with insurers, insurance brokers and service providers.

8 – Bradesco Capitalização received the award Top of Sales 2006 with the case “In three years, the company grew 22.84% in sales, reached a net income of 42.75% and continues to be a leader among private companies”. The ADVB’s award acknowledges successful companies which surpass their goals and become good examples for the market.

9 – Bradesco Capitalização received the award Performance 2006 as the best company in the category “Financial Intermediations”. Miguel Calmon Institute Foundation (IMIC), which promoted the event, carries out studies to obtain, join, classify and assess basic information about companies comprising the social-economic nature of our local reality and its regional and state scenario.

10 – Bradesco Capitalização received the award Marketing Best 2006 with the case “Bradesco Capitalização consolidates its Share and Increases its Premiums Income”. The 19th edition of the award, one of the most important marketing awards of the country, organized by Editora Referência, Getulio Vargas Foundation and MadiaMundoMarketing, has the purpose to promote and diffuse the most remarkable companies in the planning and implementation of marketing strategies.

11 – Bradesco Capitalização received the trophy of the IX Edition of Cobertura Award – Performance 2006, promoted by Cobertura magazine –Insurance Market. The company was awarded for the case “Best Products lead to the consolidation of the leadership among private certificated savings plans companies”.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	14,015	15,819	18,479	19,492
Funds Available	7	3	13	1
Interbank Investments	232	407	277	466
Securities and Derivative Financial Instruments	53	50	63	78
Interbank Accounts	29	32	34	–
Loan and Leasing Operations	13,249	14,837	17,533	18,455
Allowance for Doubtful Accounts	(432)	(501)	(863)	(986)
Other Receivables and Other Assets	877	991	1,422	1,478
Permanent Assets	1,785	1,800	1,739	1,770
Total	15,800	17,619	20,218	21,262

Liabilities
Current and Long-Term Liabilities	15,034	16,652	19,191	20,177
Demand, Time and Interbank Deposits	14,620	16,313	18,788	19,753
Borrowings and Onlendings	9	7	3	2
Derivative Financial Instruments	52	31	4	2
Other Liabilities	353	301	396	420
Future Taxable Income	47	43	26	22
Stockholders’ Equity	719	924	1,001	1,063
Total	15,800	17,619	20,218	21,262

Consolidated Statement of Recurring Income

	R$ million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	1,028	1,159	3,772	1,378	1,424	5,328
Financial Intermediation Expenses	(629)	(696)	(2,259)	(809)	(844)	(3,135)
Net Interest Income	399	463	1,513	569	580	2,193
Allowance for Doubtful Accounts	(138)	(150)	(469)	(256)	(289)	(1,014)
Gross Income from Financial
Intermediation	261	313	1,044	313	291	1,179
Other Operating Income (Expenses)	(180)	(219)	(717)	(232)	(233)	(906)
Operating Income	81	94	327	81	58	273
Non-Operating Income	(1)	–	–	–	(4)	(5)
Income before Taxes and Contributions	80	94	327	81	54	268
Taxes and Contributions on Income	(6)	(17)	(44)	(13)	(3)	(30)
Recurring Net Income (*)	74	77	283	68	51	238
(*) The corporate result for 3Q06 and for 2006 was adjusted by the full goodwill amortization in the amount of R$238 million (R$158 million net of tax effects).

Profile

Banco Finasa offers financing lines of direct loan to consumer for acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing and personal loan operations, operating as the financing company of Bradesco.

For that purpose, Banco Finasa contracts the services of Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, responsible for the business prospect, through its 381 branches established nationwide, which rely on a structure of business partners, represented in December 2006 by 16,839 auto dealers and 23,054 stores selling furniture and home décor, auto parts, IT programs and equipment, home improvement material, tires, tourism and telephony, amongst others. At the end of 2006, Finasa Promotora de Vendas recorded 4,821 employees, 78% of which were directly performing in new businesses prospect.

As a strategy to add more potential to Bradesco’s solid operation in the granting of financing, Banco Finasa continued with the policy to enter into operational agreements with large car makers, auto and truck resale and implements, in addition to important retail chains.

We can highlight, in the period, the acquisition of Capital Promotora de Vendas Ltda., which belonged to American Express Group, by Finasa Promotora, with a structure of 6 branches, 1,046 registered stores and 172 employees, operating preponderantly in the acquisition of financings in the areas of Mobile Telephony, Tourism, Tires and Furniture and Home Décor. On September 30, 2006, Finasa Promotora incorporated Capital Promotora de Vendas Ltda.

In addition, in the 3rd quarter of 2006, goodwill was fully amortized in the acquisition of the companies of Zogbi (in February 2004) and of Morada (in April 2005), totaling R$157.904 million, net of taxes.

In compliance with the concepts in the New Basel Capital Accord, Banco Finasa, Finasa Promotora de Vendas and Bradesco’s Risk Management and Compliance Department (DGRC) started, in June 2005, the identification and collection works of operating losses resulting from events of Operating Risk within the scope of both Banco Finasa and Finasa Promotora. This joint work provides for the treatment of historical data in statistical studies, conducted with the purpose of risk mitigation.

Operating Performance

The differentiated way of trading products, with a specialized and focused team, enabled Finasa a loan portfolio growth of 24.38% in 2006. The production of new businesses increased, on average, from R$1.185 billion/ month in 2005 to R$1.310 billion/month in 2006, with a growth of 10.568% .

The balances of Bradesco’s loan operations in December 2006 showed the following growth:

Finasa Portfolio (R$ million)

Line of Business	December		Evolution (%)	Share (*)

	2005	2006

Individuals	13,376	16,157	20.8
CDC Vehicles	10,701	13,309	24.4	20.8
CDC Other Assets	2,072	1,937	(6.5)	19.4
Personal Loan	437	642	46.9
Leasing	166	269	62.0
Corporate	1,461	2,298	57.3
CDC	1,073	1,223	14.0
Vehicles	917	1,080	17.8
Other Assets	156	143	(8.3)
Leasing	388	1,075	177.1
Overall Total	14,837	18,455	24.4
(*) Source: BACEN – Reference date: November 2006

The share of balance of Allowance for Doubtful Accounts on Loan and Leasing Operations, in December 2006, was 5.34%, above the 3.38% reached in the same period of 2005, due to the larger share of products of Personal Loan and Financing Other Assets and Services in the portfolio composition, to the market behavior in 2006 and to the conservative provision criterion of the Organization, above the minimum required by BACEN which grants a higher coverage level to assets.

In the 3rd quarter of 2006, a stabilization in the provision curve was observed.

In 2006, the Bank reached a Recurring Net Income of R$237.623 million against the R$283.373 million recorded in the same period of 2005, which takes into account:

– the impact of strong investments made in acquisitions and physical expansion in the last 15 months, from 224 to 381 branches, which will naturally provide a return in the medium and long term; and

– the generalized increase in delinquency in the market in 2006, jointly with the criterion already mentioned of the Organization concerning additional provisions.

The corporate result, in 2006, was R$79.719 million, which takes into account the full amortization of goodwill in the acquisition of the Companies Zogbi and Morada.

Banco Finasa ended 2006 with a Stockholders’ Equity of R$1.063 billion, which includes the full goodwill amortization in September 2006.

Leasing Companies

On December 31, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

On June 28, 2006, under no. CVM/SRE/PRO/2006/003, The Second Program of Public Distribution of Debentures of Bradesco Leasing S.A. Arrendamento Mercantil was filed at the CVM, limited to the amount of R$10.0 billion with duration term of up to 2 years, from which the following issuance was registered:

– Under no. CVM/SRE/DEB/2006/024, 65,000,000 simple debentures (4th issuance), with unit value of R$100.00, with issuance date on February 1, 2005, in the total amount of the issuance of R$6.5 billion with the use of the surplus of 35% totaling R$8.8 billion, with a 20-year term, with payment of compensation interest on the maturity date of the debentures, 50.0% of which were traded on July 27, 2006 and the remaining on December 18, 2006 restated by CDI totaling R$11.8 billion.

Leasing Companies (Leasing)

Aggregated Balance Sheet

	R$ million

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	13,558	18,546	24,572	32,610
Funds Available	–	8	–	–
Interbank Investments	10,558	15,310	20,626	28,428
Securities and Derivative Financial Instruments	725	760	886	911
Leasing Operations	1,785	1,964	2,437	2,568
Allowance for Doubtful Accounts	(91)	(94)	(104)	(106)
Other Receivables and Other Assets	581	598	727	809
Permanent Assets	97	92	59	60
Total	13,655	18,638	24,631	32,670

Liabilities
Current and Long-Term Liabilities	11,296	16,238	22,092	30,033
Federal Funds Purchased and Funds Received from Issuance of Securities	9,916	14,798	20,503	28,376
Borrowings and Onlendings	185	185	210	252
Derivative Financial Instruments	2	1	–	–
Subordinated Debt	629	627	622	620
Other Liabilities	564	627	757	785
Stockholders' Equity	2,359	2,400	2,539	2,637
Total	13,655	18,638	24,631	32,670

Aggregated Statement of Income

	R$ million

		2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	843	1,010	2,851	1,087	1,111	4,151
Financial Intermediation Expenses	(699)	(866)	(2,351)	(960)	(982)	(3,644)
Net Interest Income	144	144	500	127	129	507
Allowance for Doubtful Accounts Expenses	(10)	(3)	2	(6)	(2)	(13)
Gross Income from Financial
Intermediation	134	141	502	121	127	494
Other Operating Income (Expenses)	(17)	(46)	(128)	(37)	(36)	(132)
Operating Income	117	95	374	84	91	362
Non-Operating Income	–	(3)	(2)	–	(2)	(7)
Income before Taxes and Contributions	117	92	372	84	89	355
Taxes and Contributions on Income	(41)	(40)	(134)	(28)	(21)	(113)
Recurring Net Income (*)	76	52	238	56	68	242
(*) The result for 3Q06 and for 2006 was adjusted by the full goodwill amortization in the amount of R$27 million (R$18 million net of tax effects).

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On December 31, leasing operations brought to present value totaled R$3.9 billion.

Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.5% share of this market (reference date: November 2006). This good performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios

Management Company

Balance Sheet

	R$ thousand

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	142,513	158,824	235,932	256,159
Funds Available	–	–	350	–
Securities	140,332	154,138	230,876	248,735
Other Receivables	2,181	4,686	4,706	7,424
Permanent Assets	715	1,618	4,892	5,483
Total	143,228	160,442	240,824	261,642

Liabilities
Current and Long-Term Liabilities	44,976	50,681	65,241	70,305
Dividends Payable	–	–	29,039	25,409
Amounts Refundable to Former Groups Now Closed	6,234	6,330	6,749	6,888
Other Liabilities	38,742	44,351	29,453	38,008
Stockholders’ Equity	98,252	109,761	175,583	191,337
Total	143,228	160,442	240,824	261,642

Statement of Income

	R$ thousand

		2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Fee and Commission Income	39,674	45,666	148,560	52,308	57,956	202,331
Taxes Payable	(4,056)	(4,761)	(15,065)	(5,592)	(6,220)	(21,483)
Financial Revenues	5,700	6,435	19,956	7,187	7,418	27,513
Administrative Expenses (Including
Personnel Expenses)	(5,538)	(6,667)	(19,630)	(6,094)	(7,439)	(24,505)
Selling Expenses	(6,297)	(9,530)	(24,070)	(5,839)	(9,283)	(28,597)
Other Operating Income (Expenses)	837	973	2,985	1,685	1,339	5,175
Income before Taxes and Contributions	30,320	32,116	112,736	43,655	43,771	160,434
Taxes and Contributions on Income	(10,930)	(10,982)	(39,490)	(15,213)	(14,252)	(53,449)
Net Income	19,390	21,134	73,246	28,442	29,519	106,985

Consortium Groups

Balance Sheet

	R$ thousand

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	437,245	1,441,060	2,043,187	2,283,343
Amount Offset	10,263,261	10,636,448	12,232,279	13,195,593
Total	10,700,506	12,077,508	14,275,466	15,478,936

Liabilities
Current and Long-Term Liabilities	437,245	1,441,060	2,043,187	2,283,343
Amount Offset	10,263,261	10,636,448	12,232,279	13,195,593
Total	10,700,506	12,077,508	14,275,466	15,478,936

Operating Overview

Bradesco Consórcios started to sell consortium purchase plan quotas to its employees on December 9, 2002, and on January 21, 2003, started to sell to its account holders and non-account holders, both for individual and corporate clients.

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on Banco Bradesco Branches network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and services options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap, especially taking into account that, in relation to real estate product, there is currently high housing deficit in the country.

Operating Performance

The differentiated way of trading products (Real State, Automobiles and Trucks), with a specialized and focused team, provided Bradesco Consórcios with a growth of 46% in 2006 when compared to the previous year.

Operating Risk

Bradesco Consórcios and DGRC (Department of Risk Management and Compliance) started in February 2005 the works related to the identification and collection of operating losses. Accounting accounts specific for accounting of losses resulting from operating risk events were opened. We understand that these actions meet the concepts introduced by the New Basel Capital Agreement, and this work aims to establish a statistic basis for modeling of the operating risk, with the purpose of lower allocation of capital required, as well as increase the mitigation capacity of risks identified.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Brazilian Central Bank
N.B.: The market share of Ademilar as of December 2005 was not disclosed.

Market Share – Automobile Consortium – in percentage

Source: Brazilian Central Bank.

Market Share – Truck, Tractors and Agricultural Implements Consortium – in percentage

Source: Brazilian Central Bank

Bradesco has been playing an important role in the consortium purchase plan industry, providing the population with access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to choose, according to value of the letter of credit, the automobile, real property, truck, tractor or agricultural implement of his/her preference when he/she wins the draw.

In 4Q06, 112 groups were inaugurated and 38.2 thousand consortium quotas were sold. Until December 2006, we recorded total accumulated sales exceeding 289.4 thousand consortium quotas, achieving sales in excess of R$8.9 billion and recording 98.5 thousand draws, with 74.2 thousand properties delivered and 1,496 active groups.

Active Consortium Quotas

Total Active Consortium Quotas

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the automobile and real estate segments, and searches for a highlighting position in the segment of Trucks, Tractors and Agricultural Implements.

In the real estate segment, Bradesco ended December 2006 with 108,617 active quotas. In the Automobile segment, Bradesco ended with 157,284 active quotas, surpassing consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

In the Trucks, Tractors and Agricultural Implements segment, Bradesco ended December with 8,323 active quotas. In this 4Q06, we conquered significant positions, in which the public is getting to know the advantages to acquire an asset by means of a consortium, and went from the 12th to the 7th place in BACEN’s ranking. Thus, Bradesco Consórcios has shown that it has strength to be among the first ones in 2007.

Leadership (Real Estate and Auto) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank
N.B.: Ademilar was not in the ranking of December 2005 of the ten largest management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank

Number of active participants of the ten largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank

Balance Sheet

	R$ thousand

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	492,199	850,862	259,214	406,501
Funds Available	33	42	33	206
Interbank Investments	8,670	27,698	67,632	81,748
Securities	61,523	51,667	80,764	66,821
Other Loans	421,877	771,399	110,623	257,666
Other Receivables	96	56	162	60
Permanent Assets	29,955	31,016	35,352	36,886
Total	522,154	881,878	294,566	443,387

Liabilities
Current and Long-Term Liabilities	445,194	797,477	185,563	351,702
Other Liabilities	445,194	797,477	185,563	351,702
Stockholders' Equity	76,960	84,401	109,003	91,685
Total	522,154	881,878	294,566	443,387

Statement of Income

	R$ thousand

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	3,379	3,583	11,812	4,220	5,015	23,946
Financial Intermediation Expenses	–	(46)	(46)	–	–	–
Other Operating Income (Expenses)	3,596	5,086	16,010	3,520	6,579	19,648
Operating Income	6,975	8,623	27,776	7,740	11,594	43,594
Non-Operating Income	–	(83)	(90)	–	–	(3)
Income before Taxes and Contributions	6,975	8,540	27,686	7,740	11,594	43,591
Taxes and Contributions on Income	(2,357)	(2,605)	(9,852)	(2,657)	(3,893)	(15,140)
Net Income	4,618	5,935	17,834	5,083	7,701	28,451

Bradesco Corretora ended 2006 in the 14th position of the São Paulo Stock Exchange – BOVESPA among the 97 participant brokers. 57,091 investors were served in such period, executing 853,414 stock calls and put orders, summing up a volume corresponding to R$25,852 million. Bradesco Corretora has been participating with BOVESPA in the event “Bovespa vai até você” (Bovespa reaches you), with a view to popularizing the stock market.

In 2006, Bradesco Corretora traded 2,550 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$207,890 million, reaching the 27th position in the ranking among the 72 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and “boi gordo” (live cattle) and coffee through the Web Trading system, with a view to offering an alternative to carry out derivative operations of price protection, directly at the trading floor. The intermediation of futures markets operations is certified by NBR ISO 9001:2000.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

In operations made through the Internet we obtained a volume of R$1,298 million in 4Q06, with an average daily traded volume of R$22.1 million, against R$16.1 million in the previous quarter, showing a 38% growth. The client base evolved 28%, with 5,794 new registrations, and 15,957 e-mails received. The executed orders were 185,608, showing a 22% increase. Overall, in 2006 we obtained a R$4,296 million volume, with a 134% growth as compared to the previous year, and a client base increase of 64%, totaling 62,369 clients. The investor’s interest in the stock market is growing every day, due to an increasingly favorable economic scenario, and the Internet has been the easiest and least expensive channel, which makes it attractive to those investors. Home Broker – intermediation of stocks through the Internet (Shopinvest) is certified by NBR ISO 9001:2000 and GoodPriv@cy Data Protection Label (2002 edition).

Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distribution and Special Operations and Privatization Auctions. The total volume traded was R$1,482 million, assisting a total of 11,238 clients among individuals and legal entities, in the Public Distributions.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients also count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution no. 2,689, of January 26, 2000.

It also offers the “Tesouro Direto” (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just has to register at Bradesco Corretora via the Website www.bradesco.com.br.

In compliance with the concepts introduced by the New Basel Capital Agreement, Bradesco S.A. Corretora de Títulos e Valores Mobiliários, in partnership with the Department of Risk Management and Compliance (DGRC), started in 2005 a work of identification and registration of events of operating losses taking place in the intermediation of operations carried out in the capital markets as well as other events classified as Operating Risk. The development of this work provides the treatment of historic data and the performance of statistic studies with the purpose of risk mitigation and constant improvement of internal controls.

The Net Income recorded in 2006 amounted to R$ 28,451 thousand.

The Stockholders’ Equity, at the end of 2006, amounted to R$91,685 thousand, equivalent to 20.7% of total assets, which added up to R$443,387 thousand.

Information - Trading on BM&F and BOVESPA

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

BM&F
Ranking	20th	24th	20th	27th	27th	27th
Contracts Traded (thousand)	1,145	940	3,877	615	737	2,550
Financial Volume (R$ million)	111,997	94,228	402,874	45,682	57,594	207,890

Stock Exchange
Ranking	12th	12th	12th	13th	12th	14th
Number of Investors	16,358	16,495	49,841	21,801	24,309	57,091
Number of Orders Executed	143,441	134,165	539,552	213,444	258,304	853,414
Financial Volume (R$ million)	5,048	5,218	18,056	5,908	8,657	25,852

Home Broker
Ranking	8th	8th	8th	6th	6th	6th
Number of Registered Clients	35,021	37,973	37,973	56,575	62,369	62,369
Number of Orders Executed	75,012	75,344	286,208	152,352	185,608	603,559
Financial Volume (R$ million)	502	510	1,832	1,029	1,298	4,296

Balance Sheet

	R$ thousand

	2005		2006

	September	December	September	December

Assets
Current and Long-Term Assets	50,893	53,212	48,759	48,238
Funds Available	7,428	7,758	7,327	7,227
Interbank Investments	–	–	248	247
Securities and Derivative Financial Instruments	43,418	45,412	41,059	40,426
Other Receivables and Other Assets	47	42	125	338
Permanent Assets	12	10	542	545
Total	50,905	53,222	49,301	48,783

Liabilities
Current and Long-Term Liabilities	404	475	611	413
Other Liabilities	404	475	611	413
Stockholders' Equity	50,501	52,747	48,690	48,370
Total	50,905	53,222	49,301	48,783

Statement of Income

	R$ thousand

		2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Gross Income from Financial
Intermediation	710	514	2,866	1,387	908	3,037
Other Operating Income (Expenses)	(529)	(917)	(2,454)	(907)	(413)	(2,847)
Operating Income	181	(403)	412	480	495	190
Net Income (Loss)	181	(403)	412	480	495	190

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Deposit Certificates, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status is given following a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, which will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities trading (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Thus, Banco Bradesco has strengthened its role in the Investment Banking segment, expanding its opportunity to explore various financial activities in the US market, and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference date: 12.31.2006.

Main Subsidiaries and Affiliated Companies

Administrative Body

Reference Date: 2.2.2007

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service								Standard & Poor´s						Austin Rating
International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale - Counterparty Rating				Domestic Scale		Domestic Scale - LP	Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Local Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)
		IDR - Delinquency Probability of Issuer Long-term	Short-term	IDR - Delinquency Probability of Issuer Long-term	Shor-term	Long-term	Short-term	Long-term (2)	Short-term	Long-term (2)	Long-term (2)	Short-term	Long-term (2)	Short-term		Long-term (1)	Short-term	Long-term (1)	Short-term	Long-term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	AAA
A/B	2	AA	F2	AA	F2	AA+ (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA+	brA-2	AA	AA
B	3	A	F3	A	F3	F3 A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB	B	BBB–	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	BBB
C	5	BB+	C	BB	C	BB (bra)	C (bra)	Ba3		Ba	Ba		Ba.br		B–	BB+	B-1	BB+	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B1		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)									D					brD
		D		D		DD (bra)									D–
						D (bra)									E+
E

N.B.: Bradesco´s risk ratings are among the highest attributed to Brazilian banks.
(1) Signs of plus (+) and minus (–) are used to identity a better or worse position within a same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The evaluation recognizes that Bradesco adopts great corporate governance practices, with a relationships policy highlighted by a high quality, transparency and ethics level.

Main Ratings – Insurance and Certificated Savings Plans Companies

Insurance					Certified Savings Plans

Fitch ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	International Scale	Domestic Scale	Domestic Scale (1)

Domestic Rating of Financial Strength of Insurance Company (1)	International Rating of Financial Strength of Insurance Company (1)	Counterparty Rating			Counterparty Rating

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA	brAA+	AA+SR	brAA+	brAA+
A (bra)	A	brA	AASR	brAA	brA
BBB (bra)	BBB-	brBBB	AA–SR	brAA–	brBBB
BB (bra)	BB	brBB	A+SR	brA+	brBB
B (bra)	B	brB	ASR	brA	brB
CCC (bra)	CCC	brCCC	A–SR	brA–	brCCC
CC (bra)	CC	brCC	BBB+SR	brBBB+	brCC
C (bra)	C	brSD	BBBSR	brBBB	brSD
DDD (bra)	DDD	brD	BBB–SR	brBBB–	brD
DD (bra)	DD		BB+SR	brBB+
D (bra)	D		BBSR	brBB
			BB–SR	brBB–
			B+SR	brB+
			BSR	brB
			B–SR	brB–
			CCCSR	brCCC
			CCSR	brCC
			CSR	brC
			DSR	brD

(1) Signs of plus (+) and minus (–) are used to identity a better or worse position within a same rating scale.

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	2nd (Brazil)	March 2006
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	40th (Worldwide)	March 2006
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2006
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	187th (Worldwide)	March 2006

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend of grouping together customers with similar profiles, allowing a personalized customer service and increasing gains of productivity and quickness. It provides the Bank with larger flexibility and competitiveness in the execution of its business strategy, providing dimension to operations for both individual and corporate customers, concerning quality and specialization, in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s main values that permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all its actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through specific Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco’s absolute commitment with quality, the essence of a long-term effort, started to take shape in 2000, when the company was granted the ISO 9002:1994 certification and, subsequently, the ISO 9001:2000 certification, which are references for efficiency in the service providing, evaluated by clients. Its Management System is being improved with the adoption of practices acknowledged by the market, resulting in the achievement of the Banas Quality Management Award in 2006, which indicate companies with the best management practices, for its efficiency and quality.

Bradesco Corporate Banking

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The resources comprising assets (credit, bonds and guarantees) and liabilities (deposits, funds and portfolios) amount to R$85.3 billion.

Target Market

The 1,286 Economic Groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco's Middle Market segment (Bradesco Empresas) was implemented with a view to offering services to companies with sales results from R$15 million to R$180 million/year, through 66 exclusive branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to Bradesco.

The 66 branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 360 Relationship Managers, who are included in the ANBID Certification Program, serving on average 31 economic groups per Manager, on a tailor-made concept, encompassing 22,729 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$31.4 billion.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each client’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Income Individuals Clients”, as well as with the certification GoodPriv@cy (Data Protection Label– 2002 Edition) granted by IQNet ( The International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Background

The Prime Segment started its activities in May 2003 with 109 exclusive branches distributed around the country, aiming at offering clients complete solutions by means of financial auditing and a differentiated portfolio of products and channels.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, rule NBR ISO 9001:2000, under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Along its 3 years and a half of existence, Prime has achieved a highlighting position in the Brazilian high-income market and has consolidated its position as the largest segment in customer service network, with 208 Branches, strategically located.

Mission and Values

Bradesco Prime’s Mission is to be the first Bank for the client, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

When developing their activities, the employees of the Prime Segment are guided by Bradesco Organization’s values, which are as follows:

– Client as the Organization’s reason of existence;

– Ethical and transparent relationship with clients, stockholders, investors, partners and employees;

– Belief in people’s values and their capacity for development;

– Respect for the human being’s dignity, by preserving the individuality and the privacy and not admitting the practice of discriminatory acts due to social condition, creed, color, race, sex, faith or political ideology;

– Pioneering work in technology and solutions for clients;

– Social responsibility, especially investments in education; and

– Ability to face with determination different economic cycles and the dynamics of social changes.

Target-market and Main Competitive Advantage

Aligned with the commitment to providing all its clients with a Complete Bank, Bradesco Prime operates in the segment of High Income Clients, having as target-public individuals with income of R$4 thousand or higher or with investments of R$50 thousand or higher.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Personalized products and services, such as “Bradesco Prime Checking Account”, a loyalty program which aims to encourage the relationship of clients with the Bank, by means of the offer of increasing benefits, such as the “on-line chat” in which a financial consultant interacts with the Client in real time, besides the Investment Funds exclusively created for Bradesco Prime clients.

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client;

– Client Relationship Managers who are continually enhancing their professional qualifications to meet the needs of their Clients; all of them take part in the Certification Program of ANBID.

Furthermore, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide branches and ATM equipment.

Some Prime branches also offer distinguished services, such as:

– Prime Digital Branch: focused on customer service via call center with a team of managers available at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remote connected equipment, enabling client to conduct his/her business from his/her own facilities.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Postal Bank) Branches and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies (SME), as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing Bradesco's results.

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail not only has more than 2,700 Branches and 2,400 Service Branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Digital Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal (Postal Bank)

Banco Postal is a brand through which Bradesco offers its products and services in all the Brazilian cities, in a partnership with the Brazilian Post Office Company – (ECT). It is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

Instrument of Social Insertion

Banco Postal is present in more than 4.8 thousand cities of Brazil, with 5,585 Branches located in the most diverse regions of Brazil. Around 1.7 thousand of these branches were set up in cities which, until then, were devoid of banks, benefiting a population of approximately 18 million people, who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or contracting a loan. These people now rely on the convenience and on the high-quality services of the biggest private Bank in the Country.

Thanks to Banco Postal, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in the comfort of a Branch close to their homes, without having to go long distances on boats or along unsafe roads, and without spending a good part of their earnings on the trip.

Banco Postal’s expansion has also disseminated, in the municipalities where it was set up, the use of credit and debit cards, and the affiliation of the commercial establishments to the VISA Network, providing more options for the local population to make their payments, besides allowing improvements in the very Postal Branches’ customer service, and the reduction in operating costs and in the risks of transporting cash to the Relationship Branches.

A Benchmark in Services for the Low-Income Population

Banco Postal is known worldwide as being a benchmark in services for the low-income population for developing countries. Financial institutions from several countries, as well as international bodies, have come to Bradesco in order to get to know this model.

A Success also in the Large Urban Centers

Besides turning million of low-income people and informal economy workers into bank users, Banco Postal, with its wide customer service network, present also in large urban centers, has contributed to the improvement of Bradesco Branches’ services, by reducing the flow of people who can now use the customer service network of Banco Postal.

Available Services

– Reception and handling of proposals for the opening of accounts;

– Withdrawals from checking and savings accounts;

– Deposits in checking and savings accounts;

– Supply of balances and statements of checking, savings and INSS accounts;

– Receiving of bank collection slips;

– Receiving of consumption bills (water, electricity, telephone, etc.);

– Payment of INSS benefits;

– Requests for debit cards;

– Receiving of federal (Document for the Collection of Federal Revenues – DARF), state and municipal taxes;

– Employment Security Fund (FGTS) collection;

– Receiving of the Social Security Contribution slip (GPS);

– Reception and handling of loan, financing and credit card proposals.

Numbers of Branches

Bradesco Expresso

Bradesco has been seeking to increase its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, and promoting the banking inclusion, which would not be possible by means of traditional banking branches, in view of high installation and operating costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

Number of Transactions Made in Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Customer Service Network

Customer Service Network	2005		2006

	September	December	September	December

Service Branches – Own
Branches (Include 1 Banco Finasa Branch)	2,916	2,921	3,002	3,008
PABs	937	1,001	1,040	1,056
PAEs	1,453	1,450	1,415	1,415
PAAs	–	–	–	71
Finasa Promotora de Vendas (Finasa Branches)	224	239	330	381
ATM Network Outplaced Terminals (Exclude PAAs)	2,164	2,235	2,413	2,540
Total Service Branches – Own	7,694	7,846	8,200	8,471

Service Branches – Third Parties
ATM Network Assisted Terminals	–	2,559	2,796	2,990
Banco Postal	5,439	5,461	5,548	5,585
Bradesco Expresso (Correspondent Banks)	4,317	4,752	7,039	8,113
Total Service Branches – Third Parties	9,756	12,772	15,383	16,688

Total Service Branches in the Country (Own + Third Parties)	17,450	20,618	23,583	25,159

Branches Abroad	3	3	3	3
Subsidiaries Abroad	5	5	5	5
Overall Total Service Branches (Country + Abroad)	17,458	20,626	23,591	25,167

Finasa – Associated Stores and Auto Dealers	40,580	40,439	41,224	39,893

Total Branches Containing ATMs in the Country – Own Network +
Banco24Horas (included in the total) (*)	7,271	9,958	10,476	10,919

ATMs
Own	22,658	23,036	23,716	24,099
Banco24Horas	–	2,748	2,986	3,201
Total ATMs	22,658	25,784	26,702	27,300

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in a city where there isn’t a Bank branch.
(*) In December 2006, there were 872 overlapping branches between the Own Network and the Banco24Horas Network.

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

Region/State	December 2005			December 2006

	Bradesco	Total Banks in Market (1)	Market Share (%)	Bradesco	Total Banks in Market (1)	Market Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazonas	59	137	43.1	59	148	39.9
Amapá	4	24	16.7	4	27	14.8
Pará	49	282	17.4	49	299	16.4
Rondônia	18	89	20.2	18	89	20.2
Roraima	2	18	11.1	2	19	10.5
Tocantins	13	84	15.5	13	87	14.9

Total	150	669	22.4	150	704	21.3

Northeast
Alagoas	11	120	9.2	11	126	8.7
Bahia	208	717	29.0	207	762	27.2
Ceará	29	363	8.0	92	369	24.9
Maranhão	67	222	30.2	67	226	29.6
Paraíba	17	157	10.8	18	173	10.4
Pernambuco	63	453	13.9	62	482	12.9
Piauí	8	112	7.1	8	117	6.8
Rio Grande do Norte	14	144	9.7	14	149	9.4
Sergipe	12	158	7.6	12	162	7.4

Total	429	2,446	17.5	491	2,566	19.1

Mid-West
Federal District	30	312	9.6	31	314	9.9
Goiás	106	555	19.1	106	566	18.7
Mato Grosso	62	241	25.7	62	246	25.2
Mato Grosso do Sul	56	225	24.9	57	227	25.1

Total	254	1,333	19.1	256	1,353	18.9

Southeast
Espírito Santo	40	343	11.7	40	369	10.8
Minas Gerais	275	1,815	15.2	281	1,860	15.1
Rio de Janeiro	255(2)	1,683	15.2	257(2)	1,709	15.0
São Paulo	1,078	5,801	18.6	1,086	5,915	18.4

Total	1,648	9,642	17.1	1,664	9,853	16.9

South
Paraná	172	1,276	13.5	175	1,289	13.6
Rio Grande do Sul	158	1,448	10.9	159	1,467	10.8
Santa Catarina	110	845	13.0	113	855	13.2

Total	440	3,569	12.3	447	3,611	12.4

Overall Total	2,921	17,659	16.5	3,008	18,087	16.6
(1) Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank.
(2) It includes 1 Banco Finasa’s branch.

Customer Service Network

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s Clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Assistance Channels Bradesco Dia&Noite (Day&Night) provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone); and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network).

Bradesco Dia&Noite (Day&Night) – ATM Network

This ATM network is distributed in strategic points throughout Brazil, with 24,099 machines on 12.31.2006, providing fast and practical access to diverse range of products and services. Besides, Bradesco’s clients who have debit cards in checking or savings accounts can use 3,201 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

Items	2005		2006

	September	December	September	December

Total Bradesco	7,271	7,399	7,680	7,929
– Branches, PABs and PAEs	5,107	5,164	5,267	5,332
– Outplaced Terminals (include PAAs)	2,164	2,235	2,413	2,597
Total Banco24Horas (*)	–	2,559	2,796	2,990
(*) Includes outlets overlapping with own network, 872 in December/2006.

Distribution of Own ATM Network – Productivity in 2006

ATM Network – Number of Transactions – thousands (*)

(*) Includes the transactions performed in Banco24horas network.

ATM Network – Financial Movement Evolution – R$ million

Report on Economic and Financial Analysis – December 2006

ATM Network Highlights – millions

Items	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Number of Cash Withdrawal Transactions	111.8	118.1	446.6	113.0	123.5	454.4
Number of Deposit Transactions	49.1	49.5	194.3	46.6	47.5	185.0

2006 Highlights

• Growth of 37.6% in the values of personal loans compared to 2005;
• Replacement of 1,828 machines for technological update and increase in the number of machines by 1,063;
• Pilot project with technology of biometrical identification through the palm vein pattern;
• Sucesu Award (Society of Computer and Telecommunications Users) 40 years: First “Brazilian ATM”; and
• Relatório Bancário Magazine Award: Winner in the Self-Service – Network Service category.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

24-hour call-center access, 7 days a week, providing the Client with Electronic and Personalized Assistance can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel.

By means of specific numbers, the Client has access to other centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco to make complaints, criticisms and compliments.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Movement Evolution – R$ million

2006 Highlights

• 40.5% growth in the amounts handled when compared to 2005, through the implementation of new services and increase of transactions in the channel; and
• Consumidor Moderno Magazine Award in the Premium Bank category in the Fone Fácil Bradesco Prime service.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) – Internet Banking manages a Portal, which contains links to 43 related websites, 30 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its Clients.

Bradesco Internet Banking currently offers its Clients 681 different services, of which 380 for individuals and 301 for corporate clients.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Internet Banking – Financial Movement Evolution – R$ million (*)

(*) Financial Volume transacted through the Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (File Web Transmission) and Cidadetran.

Services	2006

Bradesco Internet Banking	7.8 million registered users.
(www.bradesco.com.br)	302.8 million transactions carried out.

ShopInvest Bradesco	1,124 thousand registered users.
(www.shopinvest.com.br)	1,942 thousand transactions carried out.

ShopCredit	17.8 million transactions/operations carried out.
(www.shopcredit.com.br)

Bradesco Net Empresa	439,841 registered companies.
(www.bradesco.com.br)	41.4 million transactions/operations carried out.

Bradesco Cartões	36.8 million transactions carried out.
(www.bradescocartoes.com.br)

Net Empresa – WebTA	482.4 million transactions/operations carried out.
(Web File Transmission)

Bradesco – Cidadetran	7.1 million transactions/operations carried out.
(www.cidadetran.com.br)

2006 Highlights

• Launch of Bradesco Electronic Commerce, Bradesco Social-Environmental Responsibility websites and Bradesco Cell Phone;
• Launch of Canal Bradesco Celular with banking transaction services via Cellular Phone; and
• Available on Bradesco Net Empresa the Identified Deposit and Check Management Service – Check Custody Portfolio.
• Global Finance Award – Best Internet Banks:
– Best Internet Banking for Individuals in Brazil;
– Best Website for Individuals in Security Initiative in Latin America;
– Best Corporate Internet Banking in Brazil; and
– Best Corporate Internet Banking in Latin America.
• e-Finance Award:
– Best Websites:
– Bradesco Internet Banking;
– Bradesco Net Empresa;
– Bradesco ShopInvest – Home Broker; and
– B2C – Comércio Eletrônico Bradesco / ShopFácil.
– Best Implementation of Electronic Data Transference: Bradesco Net Empresa – WebTA.
– Best Safety Solution for Internet Access: Bradesco Safety Key – Cellular Phone.
• iBest Award:
– Banks Category: Bradesco website;
– Financial Services Category: Bradesco Cartões website; and
– iBest Grand Prix Category: Bradesco website.

2006 Highlights

• Quality Standard in B2B Award: implementation of the best practices and strategies in Web and Information Technology:
– Pubon Award – User of Digital Media;
– Corporate Digital Responsibility – Private Sector;
– Retail Bank; and
– Corporate Bank.
• Sucesu Award (Society of Computer and Telecommunications Users) 40 years: First Internet Banking in Brazil.
• INFO Award: Financial Services.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing Bradesco as one of the world's most contemporary companies and creating a unique advantage for its clients and users at home and abroad.

Investments Evolution

	R$ million

	Years

	2002	2003	2004	2005	2006

Infrastructure	613	469	230	245	354
IT/Telecommunications	947	1,225	1,302	1,215	1,472
Total	1,560	1,694	1,532	1,460	1,826

Risk Management and Compliance

Credit Risks, Operating Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

The risk management is considered of great relevance, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its activities. Therefore, Bradesco is constantly improving its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

Bradesco deems the risk management a strategic factor which provides a competitive advantage to the Organization, as its use is focused on adding value to Bradesco Brand name, to the extent this enables support to the business areas in the planning of their activities, maximizing the utilization of own funds and of third parties, in benefit of stockholders and the company. In this regard, Bradesco foments the technical improvement of its team, and, particularly, the professionalization of those connected with the risk management and control.

The organizational structure of the Risk Management and Compliance Department – DGRC reflects the Organization’s commitment to the issue, since the treatment and the integration of the three risks into one independent Department brings great advantages to risk management, meeting the concepts enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The Organization constantly carries out substantial investments in activities related to Risk Management and Compliance, especially in the qualification of employees, aiming to enhance the quality of risk management of the Conglomerate, and to ensure the necessary focus on these activities, which produce a strong added value.

Additionally, the Risk Management and Compliance Department coordinates all the actions necessary to comply with the regulations issued by the Brazilian Central Bank, as regards the New Capital Accord (Basel II). These works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO.

The Department also has as attribution the responsibility for the compliance with the Resolutions no. 2,554 (Internal Control) and 3,380 (Operating Risk) of the Brazilian Central Bank, and with the provisions of the Sarbanes-Oxley Act, Section 404.

Risk Management Process

Bradesco approaches the management of all the risks inherent to its activities in an integrated manner, based on the support from its Internal Controls and Compliance structure. This multi-disciplinary view allows the improvement of its risk management models, avoiding gaps that could jeopardize the correct identification and assessment.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Aiming at mitigating the Credit Risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of concession models and credit recovery, on the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on the quality and performance of the credit portfolio, both in terms of results and solidity, to various past and future scenarios.

We also point out the following actions and events:

– The Executive Committee of Credit Risk Management holds a monthly meeting, enabling the follow-up and the participation of the Top Management in the major facts and decisions referring to credit risk;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– participation in the evaluation of credit risks upon creation or review of products;

– implementation of expected and unexpected losses calculation system, besides the allocation of corresponding capital;

– backtesting and gauging of the models used for measuring loan portfolio’s risks;

– optimization of the manageable information systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision-making process and loan portfolio’s management;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– a periodical review of projects related to the compliance with best practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans.

Operating Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the interruption of businesses.

The operating risk management is based on the preparation and implementation of methodologies and tools that standardize the format of collection and treatment of the loss historical data and is aligned to the best practices of operating risk management. We point out that we are under the conditions to meeting the guidelines enacted by the New Capital Basel Accord and to the schedule set forth by the Brazilian Central Bank, by means of Notice #12,746, issued in December 2004.

The Brazilian Central Bank published, on June 29, 2006 the Resolution 3,380 which provides for the implementation of the operating risk management structure. Since 2003, the Bank is aligned with the requirements comprised in this Resolution.

In December 2006, we took part in an impact study specific of Operating Risk requested by the Brazilian Central Bank, with reference-date of 2005. This study contemplated the calculations referring to the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA), and the one called Aggregated Alternative Approach, provided for in the New Capital Agreement, paragraph 652, footnote 97, which consists in the segregation of the products into only two lines of businesses, over which coefficients of 15% and 18% are applied, therefore resulting in alterations in the composition of the gross result.

We show below the results obtained with this study. The Alternative Standardized method requires a lower capital allocation when compared to the other ones.

Participation among Approaches in the Calculation of Capital Allocation for Operating Risk

Approach	2005 (*)	2006 (*)

Basic Indicator (BIA)	100.0%	100.0%
Standardized (STA)	93.4%	91.2%
Alternative Standardized (ASA)	48.6%	43.9%
Alternative Standardized 2 (ASA 2)	51.4%	46.9%

(*) Calculated according to the Brazilian Central Bank criteria, considering the Financial Consolidated.

In 2006, the process of reviewing the record of events of the companies that comprise the Insurance Group was concluded. That process resulted in the opening of specific accounting items, focusing on improving the records, the knowledge and the analysis of loss events related to operating risk, in compliance with the same standardization adopted for the Bank and for financial companies connected.

This effort aims at the synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, focused on the development of the advanced (operating losses) and intermediate (based on gross result) methodology, unifying the criteria within Bradesco Organization, in conformity with Resolution 3,380 in what concerns the financial economic consolidated statement.

Bradesco Organization’s goal is to obtain qualification for the Advanced Measurement Approach (AMA). The preparation of the calculations for the Advanced Method is obtained by means of book accounts opened for registration of Operating Risk loss events. This structure enables a better understanding of the events, as well as a detailed evaluation of their occurrences by means of inferences about the operating data base.

When determining the regulatory capital for Operating Risk, we use the LDA (Loss Distribution Approach) methodology, which comprises the estimate of distribution of severity (loss amount), frequency (number of loss events) and the calculation of VaR ( Value at Risk), considering a trust level of 99.9% .

That methodology allows the measuring of the expected loss (EL), not only in compliance with Basel II rules, but also in assistance, with statistical focus, for the establishment of necessary provisions for possible operating losses. The losses not classified as expected (EL), i.e., the unexpected losses (UL) are calculated by the difference obtained between the expected loss and the VaR measure, which will be reflected on future capital allocations.

In addition, a new systemic business platform is under validation process, which will integrate into a single data base, the Operating Risk and Internal Controls information (quantitative and qualitative portion of the risk), and will comprise the requirements set forth by the U.S. Sarbanes-Oxley Act.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

Risk Factors	R$ million

		2005				2006

	March	June	September	December	March	June	September	December

Pre-fixed	8,806	18,621	7,172	13,589	4,527	15,114	13,402	6,729
IGP-M	2,689	3,808	3,942	2,152	12,038	10,343	7,401	5,865
IPCA	731	624	975	21,866	40,900	40,855	45,753	17,108
TR	5,226	3,297	12,481	10,961	7,223	6,164	4,036	2,292
Domestic Exchange Coupon	33,051	11,673	44,659	28,767	3,410	8,609	745	2,714
Foreign Currency	9,699	3,100	7,133	10,129	8,331	851	5,734	3,154
Variable Income	839	773	183	149	2,053	2,935	1,198	1,552
Sovereign/Eurobonds and Treasuries	57,844	30,361	26,456	36,695	32,251	41,098	16,998	9,420
Other	810	436	775	5,267	3,413	1,002	250	73
Correlated Effect	(41,466)	(24,862)	(39,901)	(59,897)	(50,799)	(41,206)	(18,765)	(15,976)
VaR	78,229	47,831	63,875	69,678	63,347	85,765	76,752	32,931
Average VaR in the Quarter	70,082	58,896	63,357	69,371	60,495	71,419	75,632	62,887
Minimum VaR in the Quarter	59,765	36,923	43,873	58,796	44,856	37,556	52,850	32,931
Maximum VaR in the Quarter	78,229	78,036	80,911	82,457	74,138	100,305	107,750	82,635

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Sensitivity Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve movement (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

– SPB Management – Brazilian Payment System has the purpose of ensuring the execution of the messages among the Banks of the Organization and all the entities participating in this system.

The activity is supported by monitoring tools of the Organization’s information systems, aligned with the continuous training and professional qualification, with the purpose of ensuring full operationality and availability of the system. Additionally, the Organization has a PCN – Business Continuity Plan for SPB, documented in a specific tool and with corporate access, comprising predefined scenarios and actions, which enables the reduction of systemic unavailability risk. The areas involved in the process also count on a physical environment located in Alphaville, for operational continuity of the SPB processes, in the occurrence of a possible claim (fire, landslide, strike etc.), in the facilities of the Headquarters or Nova Central, which hinder the performance of activities.

PCN – SPB is continuously tested and the evidences are published in standard reports disclosed in our corporate intranet.

– Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in Law 9,613/98.

– Information Security Management, consolidated in the Security Policy, is designed to protect client and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

•  Information is collected ethically and legally and under the clients’ awareness, for specific purposes and are duly informed;

•  The information received by Bradesco are treated and stored safely and fully, with cryptography methods or digital certification, when applicable;

•  The information will only be accessed by persons legally authorized and qualified;

•  The information may be available to companies contracted for services rendering, however it is required that such organizations comply with our guidelines for security and privacy of data;

•  Clients’ information only will be provided to third parties, by means of previous authorization of the client or to comply with a legal or regulatory requirement;

•  The information for the purposes of evaluation of credit, checking and risk management, may only be exchanged with respectable reference sources and clearing services; and

•  The information and data included in our records, as well as other requests to ensure legal or contractual rights will only be provided to those interested, by means of formal request, observing the prevailing legal requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Risk Management and Compliance

Capital Adequacy Ratio (Basel) – December 2006 – R$ million

Calculation Statement

Calculation Basis	Financial Consolidated (1)	Total Consolidated (2)

Stockholders' Equity	24,636	24,636
Minority Interest/Other	121	56
Decrease in Tax Credits – pursuant to BACEN Resolution 3,059	(59)	(59)
Reference Stockholders’ Equity Level I	24,698	24,633
Reference Stockholders’ Equity Level II (Subordinated Debt/Others)	10,411	10,412
Total Reference Stockholders’ Equity (Level I + Level II)	35,109	35,045
Risk-Weighted Assets	187,173	212,720
Capital Adequacy Ratio (%)
• Tier I	13.20	11.58
• Tier II	5.56	4.90

Ratio Variation (in percentage)
Ratio in December 2005	17.26	15.23
Movement in the Reference Stockholders’ Equity:	6.40	5.57
• Net Income for the Year	3.40	3.00
• Interest on Own Capital/Dividends	(1.45)	(1.28)
• Mark-to-Market Adjustment –Securities and Derivatives	0.77	0.67
• Capital Increase through Subscription, Stock Merger and Goodwill	0.82	0.72
• Subordinated Debt	2.77	2.45
• Other	0.09	0.01
Variation in Weighted Assets:	(4.90)	(4.32)
• Securities	(0.38)	(1.29)
• Loan Operations	(1.52)	(1.08)
• Tax Credit	(0.41)	(0.53)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(0.54)	(0.41)
• Memorandum Accounts	(0.56)	(0.44)
• Other Assets	(1.49)	(0.57)
Ratio in December 2006	18.76	16.48
(1) Financial companies only.
(2) Financial and non-financial companies.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco’s business segment, as well as guiding the establishment of operating limits and the granting of loan operations.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client / economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Executive Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail) and Corporate) and by the Departments (Corporate and Exchange), including External Branches, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define differentiated loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed-up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, operating in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients, which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	Million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Cards Base	50.9	47.6	47.6	53.3	58.0	58.0
Credit	7.8	8.6	8.6	10.9	13.0	13.0
Debit	41.7	37.4	37.4	38.8	40.1	40.1
Private Label	1.4	1.6	1.6	3.6	4.9	4.9
Sales Result – R$	6,519.6	7,847.7	26,272.1	10,612.8	12,328.1	38,719.8
Credit	3,490.0	3,967.4	13,802.7	6,881.5	7,492.0	23,233.2
Debit	2,953.1	3,747.5	12,248.7	3,441.6	4,240.7	14,243.1
Private Label	76.5	132.8	220.7	289.7	595.4	1,243.5
Number of Transactions	123.9	141.9	495.0	159.5	181.7	619.2
Credit	54.5	60.5	217.2	78.9	86.6	293.8
Debit	68.1	79.5	274.5	76.3	88.1	309.5
Private Label	1.3	1.9	3.3	4.3	7.0	15.9

Credit Cards

In 2006, Banco Bradesco entered into a partnership with American Express Company, in 2006, in order to take over its credit card operations and similar activities in Brazil.

The partnership comprises the transfer of American Express subsidiaries in Brazil that operate in the credit card sector, and other similar ones. Bradesco has exclusive rights, for the minimum period of 10 years, for the issuance of Credit Cards of the Centurion line in Brazil, including the Membership Rewards Program and the management of the establishment network for acceptance of American Express Cards in Brazil.

The partnership represents a strategic step for Bradesco, and allows the expansion of its client base in a highly competitive segment, besides complementing its positioning in the card market and providing greater comfort to its clients. In addition, it allows important scale gains, adding value to stockholders from both institutions.

Also in 2006 Banco Bradesco, Fidelity National Information Services, Inc. and Banco ABN AMRO Real executed an agreement to establish a partnership with the purpose of providing card processing services, setting up a new company called Fidelity Processadora e Serviços S.A. This partnership turned Fidelity into one of the largest Card processing companies in the country.

Through these actions, Bradesco has been increasing its share in the segment making available the most complete line of cards in the country. It provides Visa, American Express, Mastercard and Private Label Credit Cards, which are pointed out for the range of benefits and convenience offered to its associates.

In 2006, Bradesco increased by 51.2% its credit card base in relation to 2005 and the number of transactions climbed 35.3% in relation to the previous year.

Sales result for 2006 reached the amount of R$23,233.2 million, a growth of 68.3% as compared to the same period of 2005, and the average ticket (sales result per transaction) increased by 24.4% compared to the previous year.

In 2006, Bradesco launched Cartão Transportes Bradesco, focused on transportation, shipping, and risk management companies, and truck drivers.

Cartão Transportes Bradesco is the first card in the market to have several products and services in only one card: Vale Pedágio ( Toll Voucher), freight reception, purchases in the Visa Electron network, withdrawals in Bradesco Dia&Noite Self-Service network, and Credit Card.

Cards

Credit Cards Base – million

Credit Cards Sales Result – R$ million

Debit Cards

Bradesco closed 2006 with 40.1 million Debit Cards, 7.2% higher than the base in the same period of 2005. The average quantity of transactions per card grew 5.2% compared to the same period of the previous year, and the total quantity of transactions made by debit card in 2006 was 309.5 million, a 12.8% growth compared to 2005.

In terms of sales results, there was an increase of 16.3% over the same period of 2005. The financial volume reached R$14,243.1 million, versus R$12,248.7 million in 2005.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Cards

Debit Cards Base – million

Debit Cards Sales Result – R$ million

Cards – Private Label

In this market, Bradesco operates in the segments of supermarkets through partnerships with the stores Comper, Dois Irmãos, and Coop; in the segment of Retail stores in partnerships with Casas Bahia, LeaderCard and Lojas Esplanada (Grupo Deib Otoch); and in the Clothing segment in partnership with Lojas Hering and Luigi Bertolli.

The Bank entered into one more partnership this year with Rede de Supermercados Carone, with stores located in Vitória and Vila Velha, both in the State of Espírito Santo, and launched the Private Label Card Panvel in partnership with Panvel drugstore chain, which has stores in Rio Grande do Sul and in Santa Catarina.

Bradesco also concluded negotiations with the fifth largest supermarket chain of Brazil, Grupo G. Barbosa, and launched the Private Label Credi-Hiper card.

It ended the year of 2006 with 4.9 million cards, with revenue of R$1,243.5 million and 15.9 million transactions.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “Visa Vale” cards.

The value proposal for this business, besides reducing the operational cost with 100% of electronic transactions, it offers higher security and agility for companies and workers.

Cards

Bradesco contributed with a base of 1.2 million Visa Vale cards in 2006, representing a growth of 22.4% compared to the same period of 2005. Sales result in the year added up to R$1,672.3 million, a growth of 36.6% compared to the same period of 2005.

Visa Vale, taking advantage of the end-of-year season, made two new Cards available for trading: Cartão Cesta Alimentação Visa Vale and Cartão Natal Alimentação Visa Vale.

Income from Cards

Card services revenue reached, from January to December 2006, R$1,757.9 million, with a growth of 35.2% compared to the same period of 2005, mainly in revenues of commissions on purchases made with Credit and Debit Cards and several fees of services provided to clients which are card holders and affiliated establishments.

From January to December 2006, interest income increased 33.7% compared to the same period of 2005, reaching R$1,306.9 million.

Credit Card Assets

In 2006, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments, increased by 76.8% compared to the same period in 2005, ending the year with R$8,063.5 million.

Credit Card Assets – R$ million

Operating Risk

The Card Department, jointly with the Risk Management and Compliance Department, has been working continuously towards identifying the operating risks with the purpose of knowing the expected, unexpected, VaR and TVaR losses per type of credit card, determining actions that might mitigate risks. These actions comply with the guidelines from the New Basel Capital Accord (Basel II) and from Local Regulatory Bodies for purposes of allocating capital for Operating Risk, since we understand they constitute a competitive advantage with the market and add value to stockholders.

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz Cards, transferring in 2006 the amount of R$6.9 million.

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

New York – Bradesco
Grand Cayman – Bradesco
Nassau – Boavista

Subsidiaries:

Buenos Aires – Banco Bradesco
Argentina S.A. Luxembourg – Banco Bradesco
Luxembourg S.A. Tokyo – Bradesco Services Co., Ltd.
Grand Cayman – Cidade Capital Markets Ltd.

12 Operating Units in Brazil

Belo Horizonte (with a subsidiary in Brasília), Blumenau, Campinas (with a subsidiary in Franca, Ribeirão Preto and Sorocaba). Curitiba, Fortaleza, Manaus (with a subsidiary in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with a subsidiary in Guarulhos and Santos) and Vitória.

In addition to this geography, it is important to point out that in the other cities of the Country, the International Area is represented by the business units of Bradesco Corporate, Middle Market and Retail segments, as to the prospection of businesses and opportunities with clients or potential clients, reporting to the closest exchange unit.

The support of the increment to the Brazilian foreign trade reinforces yet again the importance attached by Bradesco Organization to the Country’s constant search for an even greater share of the worldwide foreign trade flow. The figures obtained throughout 2006 do more than bear witness to this statement.

Export Market

The volume of export contracts closed through mediation of Bradesco’s International Area amounted to US$33.1 billion in 2006, surpassing by 29.3% the volume recorded in 2005, against a market evolution of 16.8% in that period.

Taken in isolation, we recorded in November 2006 an absolute record of closings of export exchanges, with US$3.2 billion.

Consequently, the market share, which in 2005 was 20.2%, evolved 2.1 percentage points in 2006, reaching 22.3% .

Financings to Brazilian Exports

2006 recorded the highest value of financings in dollar, reaching the mark of US$12.9 billion, a 32.9% growth over the US$9.7 billion amount allocated to this product in 2005.

Import Market

With the same increasing trend seen in exports, the performance obtained in the import modality was even better. The volume of exchange closed was US$13.4 billion, 30% above the total closed in 2005, which was US$10.3 billion, whereas the market showed a 21.8% evolution.

As a result of that performance, the records of closings/month volumes in that modality were broken, reaching the record amount of US$1.6 billion in October 2006, 27% beyond the best mark obtained until then, which was US$1.3 billion in August of this year.

The market share recorded in this market in 2006 was 15.4%, surpassing the 2005 market share, which was 14.5% .

Financings to Brazilian Imports

The amount financed by Bradesco in 2006 reached US$810 million, accounting for an evolution of approximately 33% when compared to the US$609 million allocated to financings in 2005.

International Area

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

International Area

At the end of 2006, the International Area showed, in its asset portfolio, the significant balance of US$8.5 billion, taking into consideration the totals of Financings to Exporting and Importing, International Guarantees granted, including confirmations of Export Letters of Credit, Loans to Brazilian companies headquartered Abroad and Committed Lines.

The evolution showed in the Portfolio balance between December 2005 and December 2006 was, in dollars, 62.4% .

Analytically, the following table demonstrates the balances of the several products in dollars and in reais on the reference dates of 12.31.2005 and 12.31.2006.

Foreign Trade Portfolio	December 2005		December 2006

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,772.0	4,146.2	2,035.0	4,349.3
Advance on Foreign Exchange Contracts – Delivered Bills	532.0	1,244.7	717.9	1,534.2
Export Prepayments	1,368.0	3,202.1	1,827.9	3,906.5
Onlending of Funds Borrowed from BNDES/EXIM	536.5	1,255.3	1,183.0	2,528.3
Exports Credit Note – NCE	87.3	204.4	167.3	357.5
Documentary Drafts and Bills of Exchange in Foreign Currency	10.9	25.5	3.8	8.1
Indirect Exports	6.0	14.1	8.2	17.5
Total Export Financing	4,312.7	10,092.3	5,943.1	12,701.4

Import Financing
Foreign Currency	293.5	686.7	320.7	685.5
Imports Draft Discounted	176.6	413.5	393.6	841.3
Open Import Credit	58.7	137.4	113.0	241.5
Total Import Financing	528.8	1,237.6	827.3	1,768.3

Collateral
Foreign Collateral Provided	135.5	317.2	420.1	897.8
Total Foreign Collateral Provided	135.5	317.2	420.1	897.8

Total Foreign Trade Portfolio	4,977.0	11,647.1	7,190.5	15,367.5

Loans via Branches Abroad	251.1	587.7	822.5	1,757.7
Committed Lines	–	–	476.3	1,017.9

Overall Total	5,228.1	12,234.8	8,489.3	18,143.1

With the purpose of intensively supporting companies operating in the foreign trade, and, mainly, those intending to enter this market, Bradesco, through its International Area, is investing in the expansion of its structure, through exchange platforms to be installed in the main export centers of the Country. These platforms, added to the 3 platforms already installed with the segment Bradesco Empresas, reinforce the synergy in the prospect of new clients, as well as in the increment to business with existing clients.

It is also worth pointing out that Bradesco already uses a digital certification system for foreign exchange contracts, allowing the customer to electronically sign contracts, which, besides making the transactions easier, speeds up the exchange operation contracting flow, reduces costs and operating risks.

The funding for the foreign trade financing is obtained with the international financial community, by means of credit lines from correspondent banks abroad. At the end of December 2006, 89 banks, especially U.S., European and Asian Banks had extended credit lines to Bradesco.

International Area

The spreads paid by Bradesco in these fundings were, throughout 2006, between 10 and 18 basis points above Libor for a period between 180 days and 360 days. It is important to point out that this spread level had never been recorded in fundings performed by Brazilian banks.

The low demand for working capital loans in foreign currency led Bradesco to not access the international capital market by means of public placements in 2006.

The following table lists the outstanding operations on the reference date December 2006.

Foreign Public Issuances – Outstanding – Reference Date: December/2006 (Amounts exceeding US$50.0 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$ 275.9 million)	Euro	225.0	4.15.2004	4.15.2014
FIRN	US$	125.0	12.11.2004	12.11.2014
FIRN	US$	100.0	8.8.2005	8.4.2015
FxRN	US$	100.0	2.3.2004	1.3.2007
FxRN – BRL (US$225.9 million)	R$	577.7	12.10.2004	12.10.2007
FxRN – BRL (US$100.0 million)	R$	226.8	10.3.2005	1.4.2010
FxRN	US$	100.0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed (1)	US$	156.1	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (1)	US$	96.0	7.28.2004	8.20.2012
Perpetual Securities (2)	US$	300.0	6.3.2005	Perpetual

Public Issuance	US$	2,396.8
Private Issuance	US$	342.6
Overall Total (equivalent in US$)	US$	2,739.4
(1) International Diversified Payment Rights Company.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the agencies and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding with the international financial community and Brazilian companies with units abroad.

The following table shows the book balances of assets and stockholders’ equity of the units abroad:

Foreign Branches and Subsidiaries	US$ million

	December 2005		December 2006

	Total	Stockholders’	Total	Stockholders’
	Assets	Equity	Assets	Equity

Bradesco New York	1,303.6	148.8	1,070.2	158.8
Bradesco Grand Cayman	7,126.9	2,570.8	8,387.5	3,783.4
Boavista Nassau	8.4	8.4	8.8	8.8
Cidade Capital Markets Ltd. – Grand Cayman	32.3	32.2	34.0	34.0
Bradesco Services Co., Ltd. – Tokyo	0.6	0.6	0.4	0.3
Banco Bradesco Argentina S.A.	21.1	16.6	20.9	16.7
Banco Bradesco Luxembourg S.A.	404.9	136.1	525.6	143.4
Total	8,897.8	2,913.5	10,047.4	4,145.4

Capital Markets

Underwriting Transactions

In 2006, Bradesco coordinated public distributions of stock, debentures and promissory notes transactions, which amounted to R$30.0 billion, accounting for 28.60% of the total amount recorded by the Brazilian Securities and Exchange Commission (CVM) in the same period.

Among the public distributions we took part in, we can highlight the Initial Public Offering (IPO) of stocks issued by Abyara Planejamento Imobiliário S.A., in the amount of R$188.0 million, the 1st issuance of debentures of BNDES Participações – BNDESPAR, in the amount of R$600.0 million, the 7th issuance of debentures of Cia. Vale do Rio Doce in the amount of R$5.5 billion, the 5th issuance of debentures of

Brasil Telecom S.A., in the amount of R$1.080 billion, the 1st issuance of debentures of Tam S.A., in the amount of R$500.0 million, and the 3rd issuance of debentures of BV Leasing Arrendamento Mercantil S.A., in the amount of R$2.0 billion, besides the 1st issuance of promissory notes of Sociedade para Participação em Rodovias S.A – SPR, in the amount of R$220.0 million.

In addition to the local market, Bradesco operates in the international capital markets, originating and structuring underwriting transactions of fixed income (commercial papers, notes and bonds) for placement with foreign investors.

Special Operations – Mergers, Acquisitions, Corporate Reorganizations and Privatization Operations

Bradesco’s Special Operations team is responsible for financial advisory services in mergers, acquisitions, spin-offs, joint ventures, privatizations, corporate and financial restructuring.

In the National Association of Investment Banks (ANBID) latest ranking of merger and acquisition operations, related to the first half of 2006, Bradesco was ranked 1st in number of operations (four), and 5th when the value of the operations was considered.

In 2006, Bradesco provided advisory services to Satélite Distribuidora de Petróleo S.A., on its association with ALE Combustíveis S.A.; to Açúcar Guarani (Tereos Group) on the acquisition of Cia. Energética São José; and on the operations of acquisition of the American Express subsidiary in Brazil and of Banco do Estado do Ceará (BEC) by Bradesco.

Project Finance Operations

In 2006, Bradesco was commissioned to be financial advisor for structured projects in the Public Private Partnership (“PPP”), since it was one of the pioneers in the development of projects in that modality. It acted as Financial Advisor for Consórcio Ocidental, sponsored by the companies Eletronorte and Neoenergia, in the auction of transmission lines held in November, and for Energias do Brasil S.A. in the new energy auction held in October. In addition, advised Itumbiara Energy Transmitter, sponsored by Elecnor S.A., Grupo Isolux Corsán S.A., and Cobra Instalaciones y Servicios S.A., on the structuring of a R$489.0 million financing with BNDES, for the implementation of the Transmission Line between

Cuiabá, in the State of Mato Grosso, and Itumbiara, in the State of Minas Gerais. It enabled, with BNDES, a financing for PHC Santa Rosa, a 30 MW hydroelectric plant of Engevix Engenharia S.A., in the amount of R$80.0 million, started a financial advisory service to Foz do Chapecó Energia S.A., an 855 MW hydroelectric plant sponsored by CPFL, Chapecoense and CEEE in the attainment of a long-term financing, and was commissioned to be the union leader for the financing of a plant with annual capacity of 475 thousand tons of PET undertaken by Mossi & Ghisolfi. It is worth pointing out the continuing advisory service to Ceará Steel, as well as sugar and alcohol, road and sanitation projects.

Structured Operations

The Structured Operations area is responsible for the development of structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Grants, Credit Right Investment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs).

In addition, this area is capable of structuring models of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction, and seeking solutions with the purpose of meeting the specific needs of the companies, such as decrease in the use of working capital, increase in liquidity, optimization of the financial and tax costs, demobilization, and structured financings. It coordinates syndicated loan processes, including the extension of debts, which can be refinanced, structured by the Bank or by third parties.

Within this context, it creates efficient solutions of specific structures focused on the financing and the execution of acquisition finance operations.

We can highlight Bradesco’s performance in the public distribution of FIDCs quotas in 2006, in the total amount of R$1.638 billion: FIDC Cemig Conta CRC of R$900.0 million; FIDC CESP III of R$650.0 million; FIDC Quero-Quero Financeiro of R$51.0 million, and FIDC Marcopolo of R$37.4 million. Bradesco was ranked 2nd in the ANBID ranking of origination, senior quotas in the shape of closed condominium, based on November/06.

In 2006, it structured the Built to Suit Financing of Confidere Imobiliária e Incorporadora Ltda., in the amount of R$97.0 million, and the syndicalized loan operation of Camil Alimentos S.A. in the amount of R$95.0 million as structurer, creditor and administrative agent.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts who conduct analysis and implementation of customized, parameterized and converging solutions, taking into account the company, its suppliers, its clients, employees, and stakeholders, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs.

As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Cash Management Solutions

Payment Solutions

Pag-For (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with speed and security.

In 2006, payment solutions accounted for R$549.7 billion, corresponding to 144.0 million payment transactions, enabling the management of Accounts Payable of more than 400 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, which is an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a differentiated service to Entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Public Prosecutor Office, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), which shows the solutions of accounts receivable, payable and administrative, in addition to a place exclusive for Public Servants and Military Policemen, detailing products and services Bradesco also makes available to these clients.

Statistical Data

	R$ billion

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Receipt Solutions (1)	234.6	241.5	921.9	250.5	272.3	995.7
Payment Solutions	118.7	124.6	470.3	141.4	155.6	549.7
Total	353.3	366.1	1,392.2	391.9	427.9	1,545.4
Taxes	27.5	30.6	113.2	30.7	35.9	126.3
Water, Electricity, Telephone and Gas	5.6	5.8	22.0	6.3	5.7	23.7
Social Security Payments	6.1	8.0	25.5	8.0	8.2	28.8
Total Public Sector (*)	39.2	44.4	160.7	45.0	49.8	178.8

Cash Management Solutions

	Number of Transactions – million

	2005			2006

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Receipt Solutions (1)	234.7	228.6	919.2	245.4	273.5	979.2
Payment Solutions	33.0	34.1	128.4	37.6	39.2	144.0
Total	267.7	262.7	1,047.6	283.0	312.7	1,123.2
Taxes	18.8	17.4	75.1	20.8	19.5	81.2
Water, Electricity, Telephone and Gas	36.8	37.7	144.7	45.3	48.2	173.4
Social Security Payments (2)	13.0	13.2	52.0	14.0	14.3	55.0
Total Public Sector (*)	68.6	68.3	271.8	80.1	82.0	309.6
(1) Total movement (funding, written-off, credits etc.).
(2) Total of beneficiaries: more than 4.710 million of retirees and pensioners (corresponds to 19.03% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires:
Payments by means of automatic debit
50.115 million – 2005.
50.418 million – 2006.

Growth – Receipt and Payment Solutions

Growth – Public Sector

Qualified Services to the Capital Markets

Bradesco is one of main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding services options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Stocks, in the going public operations – Public Offering of Stocks (IPO), whose market share was 38% share among the operations structured in 2006. In the operations of issuance of debentures and promissory notes we reached a 40% market share, with volume of issuances in the amount of R$30 billion.

Main Indicators in 2006:

Book-Entry Stocks	178 Companies, with market value of R$386.4 billion, combining 2.5 million stockholders.
Book-Entry Debentures	50 companies with 69 issues, totalizing an amount of R$60.6 billion.
Book-Entry Quotas	48 Closed Funds, with restated amount of R$22.7 billion.
Brazilian Depositary Receipt – BDR	2 Programs, with market value of R$222.4 million.

The investors have access to Bradesco’s branch network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at Companies, Assets, Foundations, Insurance Companies and Private Pension Plan Entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 18.5% in the 4th quarter.

Main Indicators in 2006:

Custody	R$278.4 billion in assets under custody (Funds, Portfolios, DRs and Receivable Funds).

Controllership	R$319.8 billion distributed in 920 Investment Funds and Portfolios under Management.

Depositary Receipt – DR	R$62.9 billion in 9 Programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

To successfully conduct and operate an organization it is necessary to direct it and control it in a transparent and systematic manner. The success may result in the implementation and maintenance of a management system.

The Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

Bradesco Quality Management System has as purpose to continuously improve the performance of processes, taking into consideration, at the same time, the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization, in the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, reached this acknowledgement in 185 processes certified in NBR ISO 9001:2000 related to Products and Services.

Business Processes

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivated the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Protection Seal and Data Privacy – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal –is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels, establishing procedures in the ethical treatment of personal data collected for any purpose, including the establishment of Information Security Corporate Rules and Policy. The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users.

At present, Bradesco Organization has 15 certifications:

– Fax Fácil
– Fone Fácil
– Home Broker
– Internet Banking
– Private
– Custody – Liabilities Dockets
– Custody – Assets Dockets
– Custody – Report Data Privacy
– WebTA – File Transference
– NetEmpresa
– Shopcredit
– Electronic Commerce – Individuals
– Electronic Commerce – Corporate
– Cards
– Password Privacy Management

Business Processes

Methodology for Mapping and Documentation Processes

This methodology is designed to codify and standardize processes mapping and documentation works carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed, in the pursuit for ongoing improvement, as well as meeting the demand generated by the needs of the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System – ABC and Section no. 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, designed to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s implementation represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on Processes, People, Organizational Structure and Technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Currency Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Banking Accounting and Consolidation of Financial Statements are being implemented.

Business Processes

The adoption of the Integrated Management Systems by the areas integrated through this technology enabled them to renew processes and review organizational structures and nearly 79 thousand system users will be qualified via presence and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Corporate Governance

The adoption of best Corporate Governance practices has enabled a greater emphasis on the improvement of internal controls and a rigid establishment of professional conduct standards, whose effort to maintain the image of safety, confidence and dynamism has been evident throughout all the segments of performance, improving the relationship and the transparency with Investors, at same time, this is an incentive to the Managers so that their decisions aim the best interest of the Company and its stockholders, consolidating Bradesco’s positive perception in the market.

The results have been evidenced by the figures recorded up to date, ensuring that such purpose has been achieved, both in terms of operating efficiency and in the increase of Bradesco’s deposit capacity in Brazil and abroad.

Bradesco always sought to be present in the acts aiming at reinforcing the capital markets. Bradesco’s stocks were listed on the Stock Exchange in Brazil in 1946, three years after its foundation, when Bradesco’s operations were restricted to the São Paulo state.

As from June 1997, the Company started to be listed on the New York Stock Exchange (NYSE) to trade ADRs Level I and, in November 2001, ADRs Level II.

In Spain, Bradesco started to trade preferred stocks at Madrid Stock Exchange (LATIBEX) as from February 2001.

Bradesco’s stocks, since June 2001, started to integrate Level I of São Paulo Stock Exchange Corporate Governance, reiterating its commitment to achieve the appreciation of its stockholders’ equity, always using instruments generating conditions of higher stock liquidity.

With stocks traded at foreign stock exchanges, Bradesco started to prepare its Financial Statements also in US GAAP, the U.S. accounting practices.

Bradesco Organization in 2006 did neither contract nor had services rendered by PricewaterhouseCoopers Auditores Independentes not related to the external audit in levels higher than 5% of total external audit costs. The policy adopted meets the principles preserving the auditor’s independence, pursuant to the accepted international criteria.

The Annual Stockholders’ Meeting held on March 27, 2006, resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with term of office until 2007, 1 sitting member and respective deputy selected among preferred stockholders.

Among the initiatives adopted until now, which reassert Bradesco Organization’s commitment to the best Corporate Governance Practices, we point out:

Corporate Governance

– the Tag Along is incorporated into the Company’s Bylaws, which, in an eventual sale of the Company’s control, this shall ensure the minority common stockholders to receive 100% of the price paid per stock composing the control block, and 80% of such reference value to the preferred stocks;

– the attendance of 2 independent board members at the Board of Directors;

– the advance in the transparency of information to the market, released in 3 languages (Portuguese, English and Spanish);

– under the influence of Sarbanes-Oxley Act, the internal controls and the procedures to disclose information to the market were improved and the Corporate and Sector Codes of Ethics were set up, specific for the Accounting and Finance Administration Departments, applicable to all employees involved in the activities of respective areas, through which all of them declare to be personally responsible for the effectiveness of controls and disclosure procedures;

– Committee of Ethical Conduct, which aims at proposing actions as to the dissemination of and compliance with Corporate and Sector Codes of Ethics of Bradesco Organization, so as to ensure their efficiency and effectiveness;

– Audit Committee, which has the attribute to advising the Board of Directors concerning the performance of their duties related to the follow-up of accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries, in the appointment and the assessment of independent auditors’ efficiency;

– Internal Control and Compliance Committee to advise the Board of Directors in the performance of their duties related to the adoption of strategies, policies and measures concerned with the dissemination of a culture of internal controls, mitigation of risks and compliance with the rules applicable to the Bradesco Organization;

– Compensation Committee to propose to the Board of Directors the policies and guidelines for Statutory Management compensation, based on the performance targets set forth by the Board;

– Disclosure Executive Committee, which established the Disclosure Policy for Material Act or Fact, with a view to ensuring the control, consistency, quality and transparency in the disclosure of information;

– Expenses Assessment Executive Committee to advise the Board of Executive Officers in the follow-up and control of costs and the adoption of strategies, polices and measures concerned with the expenses cutback of Bradesco Organization’s companies;

– Social-environmental Responsibility Executive Committee, with a view to analyzing the issues related to the social and environmental responsibility and fomenting corporate sustainability strategies, by harmonizing economic development issues and social-environmental responsibility, according to the guidelines of the “Bradesco Organization’s Corporate Policy of Social-environmental Responsibility”;

– Corporate Governance Executive Committee, aiming at advising the Executive Committee on how to perform their duties related to the compliance with the guidelines established by the Board of Directors in the “Bradesco’s Organization Corporate Governance Policy”;

– Calendar of Corporate Events, available at Bradesco’s Website, containing dates of main corporate events;

– Instrument of Disclosure Policies for Material Act or Fact and Trading of Securities to be observed by all the managers;

As a consequence of the adoption of good practices, the Bank received from Austin Rating the AA rating (Optimum Corporate Governance Practices), becoming the first Brazilian company to release the complete report mainly based on the ethical values of the Organization, i.e., transparency, solid corporate culture and control mechanisms, contributing to increase the stockholders’ confidence as to the protection of investment and sustainability of operations.

We can still point out other results originating from Bradesco Organization’s adoption of good practices:

– the Bank’s stocks were once again selected to integrate Bovespa’s Corporate Sustainability Index (ISE), which acts as conductor of good practices in the Brazilian corporate environment, evidencing the Organization’s commitment to the relationship with stockholders, clients, investors, employees and the public in general;

– Standard & Poor’s Services assigned Bradesco, in their Global Scale, the ‘BB+/B’ counterparty credit ratings in foreign currency and in local currency, and, in their National Scale Brazil, the ‘brAA+’ counterparty credit rating. On the same scale, the counterparty credit ratings of its subsidiaries Bradesco Seguros S.A. and Bradesco Capitalização S.A. were raised from ‘brAA’ to ‘brAA+’;

– Fitch Ratings raised Bradesco’s Individual Rating from ‘C’ to ‘B/C’, which reflects the consistent improvement in the Bank’s performance since the half of 2004;

– Bradesco is the firs Brazilian bank to receive the ISO 140001 Certificate and the OHSAS 18001;

– it is the first Latin American company to receive, from Management & Excellence, the highest rating (AAA+), for complying with the worldwide standards in sustainability, corporate governance, social responsibility, ethics and transparency;

– it has started to take part in the Dow Jones Sustainability World Index, composed of a select group of companies worldwide which prove to have corporate sustainability rooted in its initiatives, practices and corporate management;

– it has started to take part in the FTSE LATIBEX BRASIL, a new LATIBEX index, which is the only euro-denominated index that rates the Country’s main stocks by market capitalization, calculated according to the amount of stocks being traded; and

– according to an article published in Jornal Gazeta Mercantil of 10.20.2006, with data from Economática consulting company, whose survey listed the five stocks traded on Bovespa that paid the highest dividends since 1990, Bradesco is the leader in the dividend payment ranking, with highlight to the Bradesco PN stocks.

Practices for the Payment of Dividends and Interest on Own Capital

Banco Bradesco S.A. (“Bradesco”) has distributed monthly dividends since 1970, which makes it the pioneering financial institution in the adoption of that practice.

Since January 1, 1996, when Law no. 9,249/95 entered into force, the companies have been allowed to pay interest on own capital to their stockholders, to be credited, net of Withholding Income Tax, in the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

According to section III of Article 28 of Bradesco’s Bylaws, it is ensured to the stockholders, each year, as a minimum mandatory dividend, thirty percent (30%) of the net income, adjusted according to the decrease or increase of the values specified in sections I, II and III of Article 202 of Law no. 6,404/76 (Brazilian Corporate Law).

Therefore, the minimum percentage of thirty percent (30%) stated in the Bylaws is above the minimum percentage set forth by Law no. 6,404/76, of twenty-five percent (25%).

Over the past years, R$ 849 million was distributed in 2001 (41.17% of the adjusted net income), R$ 947 million in 2002 (49.28% of the adjusted net income), R$ 1.347 billion in 2003 (61.48% of the adjusted net income), R$ 1.325 billion in 2004 (45.58% of the adjusted net income), R$1.881 billion in 2005 (35.91% of the adjusted net income) and R$2.160 billion in 2006 (44.98% of the adjusted net income).

Interim Dividends

The Executive Committee, upon approval by the Board of Directors, is authorized to state and pay interim dividends, half-yearly or monthly, to the Retained Earnings or to the Existing Profit Reserves account (paragraph 1 of Article 28 of the Bylaws).

Stockholders Owning Preferred Stocks

Preferred stocks shall yield their owners dividends ten percent (10%) higher than those assigned to common shares (letter “b” of paragraph 2 of Article 6 of the Bylaws).

System of Monthly Payment of Interest on Own Capital

For the purposes provided for in Article 205 of Law no. 6,404/76, the dividend shall be paid to the stockholders who are registered in the Company’s books on the date the dividend is declared, which takes place on the first business day of each month.

The payments are made on the first business of the subsequent month, through monthly advancement of the compulsory dividend, by means of credit on the account given by the stockholder, or made available to them at the Company.

Reinvestment of Dividends or Interest on Own Capital

The reinvestment of Dividends and/or Interest on Own Capital is a product that allows the stockholder who also holds a checking account at Bradesco and is registered at Bradesco Corretora, be them individuals or corporations, to reinvest the amount credited in their checking account in new stocks, thus increasing their stockholding.

The stockholder has the option to reinvest the monthly and/or special dividends (supplementary and interim). There is no maximum limit for this reinvestment, and the minimum limit shall be enough for the acquisition of at least one (1) stock.

Acknowledgments

Bradesco was acknowledged as the Brazilian Bank of the Year by The Banker magazine, in its traditional publication The Banker Awards.

Bradesco was the world champion in market valuation, according to the traditional ranking FT Global 500 ranking, prepared by the English newspaper Financial Times.

The Institution was acknowledged as the best Brazilian bank in the Best Emerging Market Banks 2006 – Latin America research, published by Global Finance magazine.

Bradesco is the Country’s first Bank in the ranking of Fortune magazine, which shows a list of the world’s 500 largest companies in 2006.

Bradesco headed the ranking of Latin American Banks by the stockholders’ equity criterion, according to Bank Atlas 2006, from Euromoney magazine.

A research conducted by The Banker magazine and Brand Finance evaluated Bradesco as the banking sector’s most valuable brand in Latin America.

Bradesco Organization headed the survey carried out by Valor Financeiro yearbook, published by Valor Econômico newspaper, that identifies the banks and insurance companies with the best performance in the market.

Bradesco received the award of the best Retail Bank of Conjuntura Econômica magazine. Bradesco Seguros e Previdência was awarded as the Largest Insurance Company by Net Income and Stockholders’ Equity.

Bradesco Organization maintained the position of the largest Brazilian private business group in the Melhores e Maiores yearbook, published by Exame magazine.

Acknowledgments

According to a study conducted by Standard & Poor’s (S&P), published in Valor Econômico newspaper, Bradesco is the leader in market share in all performance indicators.

Bradesco consolidated its leadership of the private financial system, according to the Valor 1000 yearbook, of Valor Econômico newspaper. Bradesco Seguros e Previdência kept the leadership of the ranking of open supplementary pension plans and of the health segment.

Bradesco received the award of Best Retail Bank, in a study published in the Financial Balance Yearbook, of Gazeta Mercantil newspaper. It also received the award of Best Insurance Company and Best Certified Savings Plans Company.

Guia Exame 2006 pointed out Bradesco as the winner in the category Best Fund Manager in the Stock Segment.

Bradesco is the best company in financial management, according to a survey published in IstoÉ Dinheiro magazine – the 500 Best Companies in Brazil.

Bradesco was given the title of company with the best financial solidity in the survey As Mais Admiradas (the Most Admired Companies), conducted by CartaCapital/InterScience.

Bradesco Organization was honored by the New York Stock Exchange (NYSE) for the five years it has been trading its stocks in those sessions.

Bradesco was acknowledged as the best publicly-held company in the Brazilian market, according to the Capital Aberto magazine ranking.

Bradesco is the leader in the ranking of the 20 largest institutions of the Valor Grandes Grupos yearbook, published by Valor Econômico newspaper.

Bradesco’s Internet Banking was the winner in three categories in an award promoted by the American magazine Global Finance.

Once again, Bradesco was the big winner of the As 100 Empresas Mais Ligadas do Brasil (Brazil’s 100 Most Connected Companies) research, promoted by INFO Exame magazine.

Bradesco is, for the seventh time, in the list of Guia Exame – Você S.A. – The Best Companies to Work and, for the fourth time, among the Best Companies for Woman to Work.

According to the evaluation of Great Place to Work Institute, published in Época magazine, Bradesco is one of the 100 Best Companies to Work in Brazil.

In the research As Melhores na Gestão de Pessoas (The Best in People Management), published by Valor Carreira, of Valor Econômico newspaper, Bradesco was ranked 1st among banks.

Bradesco was the winner of the Valor Social Award promoted by Valor Econômico newspaper, which acknowledges the best social-environmental responsibility programs.

Bradesco is the Bank which has evolved the most in the sustainability and corporate ethics ranking prepared by the Spanish consulting company Management & Excellence (M&E) and by the Latin Finance magazine.

Bradesco Organization is the financial group that is most present in the Brazilians’ minds, according to the Top of Mind survey, conducted by Folha de São Paulo newspaper.

The most remembered brand of the banking sector, according to the Top of Mind survey, carried out by the Brazilian Association of Advertisers (ABA), was also Bradesco’s.

Bradesco won the Caboré Award 2006, promoted by Meio & Mensagem newspaper, in the category Marketing Professional.

6 - Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community, adopting long-term policies whose purpose is to foment the country’s sustainable development and the better wealth distribution.

The Organization also understands that environmental preservation and social inclusion are great challenges of the modern world, crucial for the human development and for the corporate continuity.

In conformity with these premises and, sensible to this condition, Bradesco consolidates its social-environmental policy, showing the concern with the sustainable development of the planet, the respect to the ecosystems and human dignity, also undertaking to disseminate a culture based on actions of social-environmental responsibility.

Bradesco Organization’s Social-environmental Responsibility Corporate Policy has as purpose:

a) to define the social-environmental guidelines which must be complied with in Bradesco Organization environment;

b) to be a permanent consultation source for implementation of all and any measure or action that may impact the social-environmental matter, by means of ensuring principles adopted by the Organization; and

c) to be a guidance source to our staff, as well as its awareness as to Bradesco Organization’s social-environmental role.

1. Principles

1.1 As to Sustainable Development

a) Bradesco Organization, aware of the importance of the country’s development, is aligned with the best world practices of sustainability and corporate governance. Thus, it considers sustainable growth, represented by economic, environmental and social development, an important component of corporate responsibility, adding value in corporate management and fomenting Social-environmental Responsibility.

b) Bradesco Organization shows its firm commitment to practicing, encouraging and valuing Social-environmental Responsibility, searching for convergence of its corporate goals with the desires and interests of the community in which it has a presence, exercising sustainable growth in a healthy environment and using ethical and transparent methods.

c) Bradesco Organization will make all efforts for the preservation of the ecosystems and for the optimization of the use of resources, mainly non-renewable ones.

1.2 As to Social-environmental Responsibility

a) Values

Bradesco Organization considers Social-environmental Responsibility one of its corporate values.

b) Vocation/Citizenship

b.1) Bradesco Organization exercises its corporate citizenship to value Social-environmental Responsibility.

b.2) The valuation of educational, sport and social work activities are really important for Bradesco Organization, for instance the work done by Fundação Bradesco, reaching different regions of the country, providing children, youngsters and adults with free and professional education, being a social-cultural reference to the communities where it has a presence.

b.3) Bradesco Organization repudiates slave and child labor.

1.3. As to the Social-environmental Legislation

Bradesco Organization considers as a fundamental responsibility the compliance with the applicable legislation.

1.4. As to Social-environmental Commitments

Bradesco Organization also considers indispensable the compliance with the commitments, guidelines and safeguards set forth in national and international “Principles”, “Protocols”, “Agreements” and “Treaties”, related to social and environmental responsibility, to which Bradesco Organization has been signatory or has adhered to their terms.

2. Guidelines

The Guidelines in the Principles already detailed, which must guide all social-environmental actions or measures at Bradesco Organization, are:

a) to search for convergence of its business goals with social-environmental responsibility aspects, adding value to all interested parties;

b) to develop and sell products and services, as well as offer credit facilities to clients who respect the social-environmental awareness spirit, in order to ratify the Organization’s corporate responsibility commitment;

c) to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities aiming at developing and promoting social-environmental responsibility actions in several segments of the civil society;

d) to consider, when choosing suppliers and service providers, those who are engaged and practice social-environmental responsibility, in conformity with the principles defined in this document;

e) to maintain and promote an ethical and transparent posture on all levels of activities and business relationships, repudiating and fighting against any means of illegality, such as corruption or bribery;

f) to ensure conformity of the applicable legislation with the social-environmental issues in the development and performance of Bradesco Organization’s economic activities;

g) to adopt responsible policies of loan concession to clients and respective internal procedures, imposing, when deemed necessary, preventive, reconstructing or repairing measures of environmental impacts, rating, in these cases, risks in financing of business projects;

h) to estipulate, for borrowers of funds whose projects have potential social-environmental risks, the obligation to maintain an action plan of risk mitigation, following the stages of the project while the respective financing lasts;

i) to adopt internal policies with a view to rationalizing the use of non-renewable resources, use recycled material, give adequate treatment to scrap and disposable material and encourage the environment preservation;

j) to promote awareness and provide training to employees, and guide service providers through social-environmental issues, reinforcing citizenship, ecology and responsibility concepts;

k) to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

l) to defend social justice principles and human rights, repudiating exploitation of people through labor, in particular child labor;

m) to support education and professionalization of children, youngsters and adults, increasing job opportunities and citizenship;

n) to adopt internal policies of diversity valuation, aiming at promoting balance in the Organization’s relations with its different publics;

o) to propagate, value and support projects targeted at the practice of sport activities in the communities it has a presence, providing, through sport, respect to each other, union, teamwork, dedication, persistence and overcoming;

p) to develop, implement and maintain a social-environmental management system that normalizes, dimensions and follows the performance of social-environmental actions of Bradesco Organization; and

q) to disclose its achievements by means of the social balance sheet and make available to interested parties relevant information related to possible happenings and social and environmental actions carried out by the Organization.

And, ratifying the premises of its policy, Bradesco structured the Social-environmental Responsibility Executive Committee, which is permanent and has decision-making powers.

This Committee is comprised of nine (9) Directors and representatives of the following Facilities: Fiscal Audit Department; Operating Control Department; Risk Management and Compliance Department; General Inspectorate Department; Marketing Department; Organization and Methods Department; Assets Department; Human Resources Department; Market Relations Department; General Secretariat; and Fundação Bradesco.

The Social-environmental Responsibility Area, which composes the Market Relations Department, was created to assist the Executive Committee and has as main mission to interact and integrate the several Areas of Bradesco Organization in order to sensitize them as to social-environmental issues, in addition to encouraging and following initiatives related to the matter, considering the premises of Bradesco Organization’s Social-environmental Responsibility Corporate Policy and the best market practices.

Equator Principles

In September 2004, Bradesco adhered to Equator Principles, a set of social-environmental measures based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as Project Finance.

Bradesco ratified, in July 2006, its adhesion to the new version of Equator Principles, whose scope comprises all Project Finance, its assistance, new ones or in expansion, with total capital cost higher or equal to US$10 million.

It is important to point out that the adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual policies.

By adhering to Equator Principles, Bradesco increases its commitment to the sustainable development and reaffirms its role as one of the largest financing companies of the country’s economic activity.

Global Compact

Bradesco, at the beginning of November 2005, aligned with the corporate responsibility guidelines, adhered to Global Compact principles, assuming the commitment to promote actions to contribute for the development of an inclusive and sustainable economy, increasing its performance within the social-environmental scope.

Global Compact is a result of an invitation made by United Nations (UN), at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other governmental and civil entities, to follow and disclose the ten principles that guide it, concerning Human and Labor Rights, Environmental Protection and corruption combat.

ISE – Corporate Sustainability Index

Bradesco, on November 2006, started integrating ISE new portfolio, Sustainability Index of BOVESPA.

ISE is comprised of stocks issued by companies which have a high level of commitment to sustainability and social responsibility.

To evaluate the performance of the companies eligible to ISE, the Sustainability Study Center of FGV – EAESP was contracted and developed a questionnaire with the triple bottom line concept, which comprises the evaluation of economic, social and environmental elements in an integrated way.

The choice of Bradesco’s common and preferred stocks to comprise ISE strengthens the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the general public.

DJSI – Dow Jones Sustainability World Index

In September 2006, Banco Bradesco started taking part in the selected group which comprises the Dow Jones Sustainability World Index portfolio.

Currently, DJSI is comprised of 318 companies that materially demonstrate having corporate sustainability rooted in their initiatives, practices and business management.

In this context, Bradesco’s social-environmental actions are integrated in its business strategies and result in the conviction that a good company is that which works and grows in a society and develops itself with harmony.

Rating in Sustainability (Management & Excellence)

Banco Bradesco is Latin America’s first company to receive AAA+ rating in Sustainability, from Management & Excellence (M&E).

The largest Brazilian private Bank, Banco Bradesco obtained the best possible rating, AAA+, as it met the 433 sustainability, corporate governance, social responsibility, ethics and transparency criteria. This evaluation, subject to annual reviews and with a three-year validity, was made by Management & Excellence (M&E), a respected sustainability research and evaluation company, based in Madrid.

M&E’s evaluation reflects the conformity with most standards established in Brazil and Abroad, which classified more than 100 companies in the whole world and is a pioneer in the sustainability area.

Launch of the Social-environmental Responsibility website

Bradesco launched its Social-environmental responsibility website, one more important tool in the availability of key information and in the construction of a more and more positive relationship with the market.

A result of months of work and of the effective interaction among several areas, departments and suppliers, the new website brings a detailed outlook of the Organization’s operation in all the segments of the social-environmental responsibility, showing a Bradesco beyond leadership, pioneer in technology and innovation in the offer of products, services and financial solutions.

To facilitate the attainment of information, the website makes available the best in navigation solutions, ideas that bring agility, easiness and creativity. Also to speed up the research of Internet users, Bradesco’s several initiatives were structured in eight large areas: values, stockholders and investors, clients, employees, community, government, suppliers and environment.

Permanently updated, soon it intends to be one of the main references of the Country in the availability of information about social-environmental responsibility.

Visit the new site at www.bradesco.com.br/rsa.

Bradesco Suppliers Meeting

In 2006, Bradesco carried out two events with representatives of more than 100 suppliers of products and services from sundry segments – from furniture to security companies – in order to stimulate the commitment to social-environmental responsibility practices.

The commitment will be a preference factor for contracting new suppliers and in the continuity of existing contracts.

Quarterly meetings should be held to reach all the 1.5 thousand Bank’s suppliers in two years.

Social Stock Exchange Program of BOVESPA

Aiming at the social and banking inclusion Bradesco collaborates with the Social Stock Exchange Program of BOVESPA, which was launched in June 2003 by BOVESPA and its brokers as a social initiative to raise funds for non-governmental organizations, acknowledged by UNESCO as the first one in the world. The idea is to gather institutions of the Third Sector that need financial resources and investors (donors) willing to provide them. Thus, the NGOs strengthen “investments” as “social profit”, i.e. making society fairer, where thousands of children and youngsters may enjoy better opportunities.

ISO 14001 and OHSAS 18001 Certifications – Building

In May 2006, Bradesco obtained ISO 14001 (the first bank in Brazil to receive such certification) and OHSAS 18001 certifications for the building at Avenida Paulista, in the city of São Paulo. This is a 12-story building with four basements totally refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certificates.

ISO 14001 is a rule internationally accepted which defines the requirements for establishment and operation of an Environmental Management System. OHSAS 18001 defines the requirements for an Occupational Safety and Health Management System.

Social Value Award (Prêmio Valor social)

Bradesco was the winner of Valor Social 2006 award in the categories Sustainable Management and Great Award, by the choice of the popular jury.

The category Sustainable Management takes into account issues such as ethics in business conduct and the alignment of economic, social and environmental results. The Great Award Category acknowledges the quality of the best project among the finalists in all categories.

The Organization competed with its Sustainable Management Program, which comprises from Fundação Bradesco to Bank products, whose part of their income is destined to entities such as SOS Mata Atlântica and Instituto Ayrton Senna.

Bradesco’s Contribution to Preserve the Environment

Aware of the need of maintaining adequate facilities, without disregarding the social and environmental aspects, Bradesco has adopted practical measures contributing to preserve the environment.

With this purpose, we permanently seek to apply new technologies minimizing the impact on ecosystems. In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability.

1) Program for the Neutralization of Carbon Emission

Bradesco was the first Bank to launch a measurement program of its direct and indirect participation in carbon dioxide (CO2) emission in the atmosphere, aiming at neutralizing this production.

The proposal is that all Bradesco’s business chain, which includes clients, suppliers and other relationship areas, takes part in this effort in the medium term.

To compensate the environmental impact caused by this index, the Bank shall plant trees in partnership with SOS Mata Atlântica, buy carbon credits or enter into partnerships to generate carbon credits.

This is the first step of the program, which started being structured one year ago. In this phase, a survey of all carbon dioxide emissions caused by activities performed in Cidade de Deus (Company’s headquarters building) and other administrative buildings was carried out. In a next phase, the measurements of emissions caused by the Branch Network will be included.

2) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, an area to manage the consumption of these strategic resources is maintained. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating energy consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

a. Electricity

Timing machines were installed in our branches for the automatic turning-off of lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning, as well as in the use of other energy consuming equipment.

The replacement of 80% of 255 mercury lamps by other sodium steam lamps, in 200 posts installed on the streets of Cidade de Deus (headquarters), and the exchange over the past 3 years of approximately 30,000 40 Watts lamps for 32 Watts has substantially reduced the energy consumption, without loosing the lighting efficiency.

b. Water

Same concern is expressed as to the rational use of water. Thus, our Premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets. In addition, technical measures contributing to the water consumption reduction have been adopted, for instance, the replacement of mechanical faucets with automatic ones for use at headquarters premises.

The adequate garden watering, observing the best hour and periodicity, has also been deserving attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at headquarters, with the purpose of watering and usage in the air conditioning towers.

3) Solid Residues Destination

a. Solid Residues derived from Civil Works

Due to the great impact on environment caused by residues produced in site office (debris, wood, plastic, metal etc.), all contracted construction companies undertake to comply with Resolution 307, of the Environment National Council concerning the correct destination of residues, upon refurbishments and alterations in layouts of our premises. Referring to the maintenance of buildings at the headquarters and Avenida Paulista, the agreements were added with a specific clause on the correct destination of painting residues (inks, glue, paint brush used etc.)

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby.

b. Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. The possibility of its implementation in other regions has been examined. Methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms, with a view to knowing which are the possible measures that may be adopted aiming at reducing such consumption.

Measures aiming at the standardization of dispensers and respective consumption products used in bathrooms of the Headquarters and Administrative Buildings are in progress. Besides the economic aspects and quality improvement, such measure will contribute to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

c. Metal, Glass and Plastics

At the headquarters and in administrative centers the selective collection of metal, glass and plastics is implemented. This year, approximately 20 tonnes of these materials were recycled, arising from the maintenance process carried out at the Headquarters and in Administrative Buildings. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products. In order to improve our concern in this regard, we have been using at the headquarters and main administrative centers biodegradable plastic bags with colors corresponding to waste collected. The use of these plastic bags by other facilities is estimated for the beginning of 2007.

A measure adopted nearly 5 years ago is the utilization of remanufactured cartridges as consumption items for our premises, aiming besides cost savings, the benefits of reducing pollution. Out of the 51 types of toner cartridges composing our consumption list, 34 are remanufactured products.

d. Lamps

We have more than 36 thousand lamps in our headquarters buildings, and more than 600 lamps are replaced monthly. Concerned with the appropriate destination of this material, the maintenance agreements contain a specific clause about the service company’s obligation to conduct the ecologically correct discard. As a result, both at the Headquarters and in the Administrative Buildings, approximately 30 thousand lamps were sent to recycling in 2006.

e. Other Residues

In Cidade de Deus (Headquarters), we maintain approximately 115,000 m2 of green area, with more than 4 thousand trees cataloged under the replacement and planting program. We have been using equipment for grind of dried leaves, which are used in gardening, totaling nearly 1.5 tonne/month. We have also been reintegrating the parings of grass to the soil as input.

4) Recycled Paper Usage Program

This is a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to contribute to the dissemination of the practice of environmental responsibility, has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the environmental. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, business cards and statements distributed to clients and in check books.

5) Certified Wood

Recently pencils manufactured with certified wood were authorized to be available in our facilities as from the beginning of 2007. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, as well as minimizing the environment degradation.

In 2006, 100 cubic meters of wood used at the Headquarters and Administrative Buildings for maintenance and small works, 60% of the services were executed with wood coming from reforestation and with a sustainable management.

6) Biodegradable Products for Cleaning

At Bradesco’s headquarters, biodegradable products are used in cleaning and maintenance services. Contracted companies are being encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal. Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on our premises.

Bradesco’s Contributions to Social Issues

Finasa Sports Program

Bradesco Organization demonstrates its support to sports activities through the FINASA ESPORTES (Finasa sports) program, successor of the BCN Sports Program. This initiative, with almost 20 years of activity, gained momentum as from 1997, following its integration with Bradesco's other social projects. Along its history, the program was known by its seriousness and has become a benchmark for assistance in the education of young people, using volleyball and basketball as instruments for social inclusion. At present, 2,800 girls from 9 to 17 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 60% of these girls derive from deprived backgrounds and are considered to be in a social risk situation.

Presently, FINASA ESPORTES, in accordance with its new concept, is structured in 51 training centers, which comprise a total of 138 classes, consisting of 69 classes for sports initiation practice, 20 for basketball and 49 for volleyball, installed on the premises of state and local schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in Greater São Paulo. Acting in partnership with the local government, Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of more than 73 professional instructors, including local and state coordinators and teachers.

The community integration has been the outstanding feature of this work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and adolescence, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program considers the sports practice much more than a way to discover vocations or create athletes, it also lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Social-cultural Events

Bradesco Organization had an important participation in the support to events which highlight and enrich the Brazilian culture, besides maintain a strong relationship with institutions, foundations and cultural centers. The bank has also been a great supporter of actions that preserve the regional traditions of communities where its service branches are established, distributed throughout Brazil. Only in 2006, 532 events were carried out.

Bradesco sponsored the coming of the Canadian group Cirque du Soleil to the Country, the world’s most important and respected circus. For the first time in Brazil, the troupe presented the spectacle Saltimbanco, already seen by more than nine million people in 19 countries. During five months, around 400 thousand people saw the spectacle in São Paulo and Rio de Janeiro.

For the second consecutive year, Bradesco sponsored the Winter Festival of Campos do Jordão, São Paulo. During the event opening there was a performance of the Choir of Students from Fundação Bradesco School of Osasco-SP.

Bradesco also sponsored the Summer Festival and the Carnival of Salvador (State of Bahia); Roça in Rio – Arraial da Providência, in Rio de Janeiro (State of Rio de Janeiro); the Folkloric Festival of Parintins (State of Amazonas); the Di Casaluce Party, in São Paulo (State of São Paulo); the Maior São João do Mundo (The greatest São João Party of the World), of Campina Grande (State of Paraíba); the Symphonic Series at Hebraica, in São Paulo (State of São Paulo); the play Rapunzel, in São Paulo (State of São Paulo); the play Mademoiselle Chanel, performed in Salvador (State of Bahia), Belo Horizonte (State of Minas Gerais), Brasília (FederalDistrict),Curitiba(StateofParaná)andPortoAlegre (State of Rio Grande do Sul); and the Edgar Degas Cultural Exhibition, in MASP, in São Paulo (State of São Paulo).

It also supported many other events, such as the Book Biennal of Ceará, in Fortaleza-CE; the Quadro de Luz Exhibition, by Jô Soares, in Rio de Janeiro-RJ; the spectacles for children O Pequeno Príncipe and O Senhor do Tempo, both in São Paulo-SP. Bradesco Seguros e Previdência was one of the sponsors of the Pennacchi 100 anos Exhibition, carried out in Pinacoteca of the State of São Paulo.

Bradesco also participated in Teleton, a TV marathon with a 27-hour duration, receiving donations to the Association of Assistance to Disabled Children (AACD); in IV GIFE Congress on Private Social Investment, in Curitiba (State of Paraná); in Viva a Mata event, of Fundação SOS Mata Atlântica, in São Paulo (State of São Paulo); the 22nd World Conference of Open and Distance Education, in Rio de Janeiro-RJ; in Expointer –International Exposition of Animals, in Esteio-RS; in Coopavel Rural Show, in Cascavel (State of Paraná); in Expogrande – Expo Agropecuária de Campo Grande (State of Mato Grosso do Sul) and in the editions of Agrishow of Rio Verde (State of Goiás), Rondonópolis (State of Mato Grosso) and Ribeirão Preto (State of São Paulo) and Petrolina Agrishow (State of Pernambuco).

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges the value of its team’s performance and achievement potential as the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of opportunity of professional development and growth, where employees see the possibility of holding all the positions: leadership, supervision, management and also the high management, is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

We may say that when a youngster joins our Organization, whose closed career system privileges, incentives and strongly invests in the growth and development of its employees, this professional starts a career full of opportunities, connected with his/her effort and dedication.

To encourage our professionals to exceed their limits and stimulate their creativity in search for solutions, aiming at the self satisfaction, clients’ satisfaction and business expansion, have been a priority for the Bank and is one of the assumptions of our Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities, can surpass the achievement of goals and show excellent results that have highlighted our Organization.

The stimulus to creativity and investment in the professional and personal qualification of our employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

Searching for what is best done in the worldwide level, we achieved the certification of Rule OHSAS 18001 of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment.

Aligned with the sustainability concept added to our business strategy, we are implementing the Bradesco Social Responsibility Management System based on the SA 8000®: 2001 International Rule.

This Rule establishes requirements in conformity with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting a continuous improvement of relations and the work environment, including the commitment of respect to Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

Thus, Bradesco Organization gives another step towards the guarantee of its sustainability by showing total commitment to its socially responsible management.

Great Place to Work

Over the last years, the Organization has shared with all its employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 4,000 employees, in all structure levels, from all lines of businesses and activities, voluntarily answer to surveys about the organizational environment through questionnaires and interviews, assessing items such as the work environment, benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, so that to ensure a motivating and challenging organizational environment. Evidence is that Bradesco is currently recognized in several rankings.

The Company was listed for the seventh time in Guia Exame-Você S/A – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), and in addition to being part of this selected group, Bradesco was also acknowledged among the 50 Best Companies for Women to Work for, for the forth consecutive year.

This research is considered the best and most comprehensive study on the work environment in Brazil and introduced this year the index of happiness at work, in which we are highlighted as we provide our employees a positive corporate environment, in the pursuit of everybody’s well-being.

Bradesco was also elected one of the 100 Best Companies to Work in Brazil, in a research prepared by Great Place To Work Institute, published in a special edition of Época magazine.

For the third consecutive year, Bradesco stood out in the survey “As Melhores na Gestão de Pessoas” (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking.

These results show the acknowledgment to our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment with our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment in all our relations, with the internal and external public;

4. To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional plan growth, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

Besides our principles set forth in our Human Resources Management Policy, we are implementing Bradesco Social Responsibility Management System, based on SA 8000®: 2001 Rule, whose requirements aim at promoting a continuous improvement of relations and the work environment, including the commitment of respect to Human Rights, Children’s Rights and Labor Fundamental Rights and to its suppliers.

Social Responsibility Requirements –SA 8000®: 2001 Rule

1. Child Labor 2. Forced Labor

3. Occupational Health and Safety

4. Freedom of Association and Collective Bargaining Rights

5. Discrimination 6. Disciplinary Practices

7. Working Hours 8. Compensation

9. Management System

Internal Communication

We strongly invest in our internal communication so that our employees are effective participants of the Organization’s expansion strategy of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

The Company makes available, day to day, the newsletter “Sempre em Dia” (Always Updated), with issues about the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the best quality standards, the editions in video of Bradesco TV approach, monthly, institutional messages and technical guidance.

Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more agile and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to suggestions and complaints.

In 2006, ALÔ RH recorded around 50 thousand calls, including clarification of doubts, suggestions and complaints.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders, aiming at identifying corporate and essential competencies by supporting professional growth and the search for goals and results by means of the development of the competencies of the Organization’s human resources.

The Company also currently records 22 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their individual and team performance and make effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the employees’ and their leaders’ involvement, by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

The diversity appreciation is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

With a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas.

The issue is also broadly supported in the Code of Ethics and Social-environmental Policy of the Organization.

Ethnical Groups

We ended 2006 with 9,754 afro-descendent employees, and 4,907 of them hold managerial positions.

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims to contract interns, to work in important business areas of the Bank. Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, FIPECAFI and FIA.

The program, which started with 30 interns, was increased and currently counts on 58 students.

Inclusion Policy for Disabled People

Aiming at the contracting and retention of disabled people at the Organization, Bradesco set forth partnerships with specialized entities and focused on inclusion of such professionals, qualifying them and creating job opportunities in the Organization. We have in our Call Center a specific part with visually impaired employees.

Bradesco was one of the Banks which sponsored Febraban Professional Qualification Program which qualified professionals with deficiency to exercise activities in the job market.

By means of Bradesco’s Website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Bradesco has a staff of 860 disabled people.

Opportunities for Women

Bradesco ended 2006 with a quota of 37,738 women employees, corresponding to approximately 48% of the staff.

In the Prime segment, 72% of staff is women.

In leading positions, Bradesco has 15,944 women, including in the Board of Executive Officers and the Board of Directors.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 676 students.

Traineeship Programs

Information Technology students of Fundação Bradesco have the opportunity to start their professional career as employees in the Systems Development Department of the Organization by means of a structure program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the department. All students approved in the selection process have been contracted.

In 2006, the first Traineeship Program was established, specific for Bradesco Prime segment, aiming at the technical, practical and behavioral qualification of future Relationship Managers of this segment.

The program carried out in 8 months, comprised employees from different areas and outside candidates, currently totaling 21 new Prime Managers.

This program aims at:

  Integrating new competencies into the Organization, with high level of academic qualifications to develop future leaderships;
  Qualifying and developing professionals through in-class training and practical internship, allowing fast return as services and businesses with the qualification of the staff;
  Offering the segments a systematic qualification program which meets the strategic needs established; and
  Forming, qualifying and accelerating the professional development of new talents.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004, executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers throughout the country.

The program estimates the contracting of youngsters from 15 to 18 years old, having as purpose to provide personal and professional development to adolescents.

We ended 2006 with 871 Apprentices and we have already provided the program for about 1,265 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, as from October 2005, the Company entered into a partnership with São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunity, those students originated from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system, preparing them to exercise the citizenship, by means of paid internship.

Currently we count on 152 contracted youngsters, with the participation of around 323 youngsters in the program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

We offer to our employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing mapping and identifying the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical addiction (Alcoholism/ Drugs/ Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out monthly through Interação magazine and in the SIPAT (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV-AIDS Prevention – CEN, which is destined to promote and strengthen the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impact caused by the day-to-day activities in and out of the call center. The room is available to all the employees of that section in case they go through situations related to psychological and emotional aspects.

In 2006, we conquered the certification of Rule OHSAS 18001, internationally recognized, which establishes an Occupational Safety and Health System Management. Thus, we reassure the commitment to the safety and health of our employees, with the adoption of ergonomic management and awareness programs about the importance of safety and health in the work environment.

Benefits

The concession of benefits is based on the Organization’s Human Resources Management Policy.

Transmitting safety and trust to our employees, this management strategy contributes to a healthier, more productive and participative work environment,

providing conditions for great performance levels and better results.

Besides the aspects provided for by the law, Bradesco’s employees and their dependents enjoy a combination of benefits aiming to ensure them a better quality of life.

Health and Dental Care Insurance

Our employees and their dependents have access to health and dental care plans paid for in full by the Bank. The healthcare insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and also treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

During 2006, there were 3,894,080 medical/hospital consultations and 645,042 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

In 2006, nearly 9 thousand social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

Up to the end of 2006, we invested R$33.2 million, distributing approximately 25.4 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out a vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. This year 54,098 doses of the vaccine were applied during the campaign, with a cost higher than R$1.3 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and dependents.

During 2006, around 49 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefits Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists, and phonoaudiologists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties with lower interest rates.

Fee Exemption

Bradesco exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a differentiated online shopping channel, by which Bradesco negotiates special discounts directly with various products suppliers.

Other Benefits provided for in the Collective Convention of Bank Employees:

  Day Care/Baby Sitter Assistance
  Transportation Voucher
  Meal Voucher
  Food Voucher
  Funeral Assistance
  Professional Requalification Allowance

Human Resources – December 2006

On December 31, 2006, Bradesco's employees, including staff at the subsidiaries, totaled 79,306. In evolution of staff, we point out the acquisitions of Banco BEC and companies of Amex Brasil, with absorption of the respective employees.

The following table presents the variation in the last years:

	December

	2002	2003	2004	2005	2006

Banco Bradesco	53,732	59,430	62,013	61,347	63,163
Subsidiaries	8,729	9,407	11,631	12,534	16,143
Subtotal Bradesco	62,461	68,837	73,644	73,881	79,306
Banco BCN	6,105	5,203	–	–	–
Subsidiaries	1,504	1,741	–	–	–
Subtotal BCN	7,609	6,944	–	–	–
Banco Mercantil	3,970	–	–	–	–
Subsidiaries	353	–	–	–	–
Subtotal Mercantil	4,323	–	–	–	–
Total	74,393	75,781	73,644	73,881	79,306

December 2006

Age		Gender		Educational Background		Years of Service with Bradesco		Managerial Position

Younger than 30	48%					Less than 5 years	42%
From 31 to 40	31%	Men	52%	High School	20%	From 6 to 10 years	16%	Non-commissioned	52%
From 41 to 50	18%	Women	48%	University	79%	From 11 to 20 years	27%	Commissioned	48%
Older than 50	3%			Other	1%	More than 20 years	15%

Personnel Expenses

In 2006, Bradesco’s personnel expenses reached R$5,932 million, including in such total expenses related to salaries, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graph shows the percentage share of each item in relation to total Bradesco’s personnel expenditure in the periods.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department is responsible for the training actions of Bradesco Organization, aligned to the corporate and appropriate strategies to the quickness of changes required by the market. The training programs meet Bradesco’s commitment to provide development opportunities to all its employees regardless the hierarchical level, essential for Bradesco’s generation of results.

The Bradesco Organization Training Management process was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005, which ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

In 2006, R$58 million was invested both in presence and distance courses, 12% higher than what was invested in 2005, providing the continuity of the main training programs targeted at several areas of the Organization and at the implementation of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management:

“Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

From January to December 2006, trainings had 1,167,743 participations in the 1,577 different courses made available, generating an average of 117 hours of training per capita. In this period, 93% of the staff was trained in at least one course and, on average, 16 courses were carried out by employee.

Presence Courses

This year, with a strong growth mainly in the second half, we reached more than 114 thousand participations in presence courses, mainly actions for Retail comprising nearly 35 thousand participants in several programs. We highlight the Client Management course, which comprises themes such as analysis of the profile, potential and needs of the portfolio for the adequate relationship, planning of strategic actions and presentation of financial alternatives that may meet the clients’ expectations and that generate loyalty and increase of assets and results of Branches.

We also point out the Loan in Retail program, in partnership with SEBRAE, focused on loan analysis and grant for micro and small-sized companies, with a view to contribute with the financial growth and strengthening of such public in the competitive market. The Real Estate Loan course provides conceptual knowledge for the sale of the product, as well as operating aspects of contracting, with the purpose of meeting the current needs and demands of the market, and facilitating the achievement of goals of investment of funds proposed by the Organization, as well as the increase of results of Branches.

Other highlights are the courses Assistance - A New Business View and Pre-Assistance Techniques with specific focus on the quality of Assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients, concerning the continuous search for excellence in the provision of our services. It is worth mentioning the Assistance for Opening of Accounts and Businesses course, which aims at training employees to conduct the business process with quality and professionalism, aiming at clients’ loyalty and the increase in Branches’ results.

With the purpose of implementing enterprising actions and behaviors aligned to strategic goals and target programs of the Segment, by identifying business opportunities and improvements in results, we carried out the Enterprising Leadership program, in partnership with IBMEC, involving the participation of Regional Officers and Managers.

The process of qualifying Managers of the Prime segment continued with the Managerial Development Program which comprises, among other aspects, the improvement of the business and relationship management process, the optimization of funds and the leverage of results for the clients and segments. In August, the first group of Trainees Assistant Managers Program was concluded, which promoted integration of participants at Bradesco Organization, specially at the Prime Segment, facilitating the understanding of culture and several focuses of operation in the market and in the segment. The program qualified participants for the development of activities related to their attributions, by means of the improvement of skills and technical and behavioral competences and abilities. We also point out the courses of Stocks and Futures Markets, Investments, in addition to the Loan Products that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank.

The Business and Financial Consulting Program, developed by FIA, qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring the performance as financial and business consultant, identifying and stimulating the clients’ needs aiming to present viable solutions or profitable investments, taking into account the ethical and social elements, as well as the focus on results for the client and the Organization.

The continuity of assistance to the Companies Segment (middle market) was made with the participation of employees in courses of Managerial Development and also in the course of Certification in Investment Products, in addition to other operating programs.

In the Corporate segment we qualified the Assistant Managers with the purpose of promoting the integration with the Organization’s departments involved in the operations of the segment and loan management focused on the corporate client.

The course Development of the Administrative Management for the Corporate Segments was also carried out with the purpose of qualifying administrative management professionals of the Branches of the two segments, Companies and Corporate, to exercise in an adequate manner the people, processes, risks and assistance management functions, aiming at the administrative efficiency, increase of results, optimization of resources and quality in assistance.

The training actions to the Bank’s Departments and its Affiliated Companies were also shown by means of attendances in external and internal events, made available by specialized companies, which offer vacancies to the general public and also by teams of instructors, employees of the Organization, which provided 74,555 participations in several courses.

The assistance to the needs of Finasa Promotora de Vendas generated 2,590 participations in 62 managerial and operational programs, such as: Professional Management in Sales, targeted at managers and assistants; and Corporate Tune, Supervisors and Assistants, with focus on the assistance for results and the Sensibilization program – Project 5S. Aiming at contributing to the qualification and development of athletes of teams for youngsters of Finasa Esportes, we developed the SAC project – Sensitization for the Ongoing Learning, involving 44 athletes of volleyball teams, in which lectures about the introduction to SAC and Financial Control were provided.

For the Support team of Scopus Tecnologia we carried out an event with the purpose of developing and stimulating the behavior of leaders. Several meetings were conducted and at the end we noticed that there was a greater commitment, aligned vision and mission, in addition to a more enterprising posture of each participant, fully achieving the goal.

Intensifying the relationship with Fundação Bradesco, we developed a program with the purpose of improving the management skills in the team of principals of 40 schools distributed throughout Brazil, considering each one of them a business unit, valuing their characteristics and adding value in the community where they are inserted.

Training for Information Technology areas continued, with some highlights such as: IT Improvement Project, with technical, operational and behavioral training, comprising themes about service management, commitment and alignment of professionals, in the implementation of this large project of the Organization, which may assist 1,240 participations and OBB - PLUS training, which aims to qualify professionals in the new architecture tool of Office Banking Bradesco and which comprised 228 employees.

Also in the IT areas, the certification processes were implemented, maintaining the staff qualification and qualifying them among the most modern techniques of the market. In this context, we can highlight the Software Quality Certification, which is new in the country and has several software engineering techniques and concepts about product quality, involving 40 professionals. We also highlight the Specialist in Function Points Certification, which qualifies employees for measurement of systems according to the standard technique of the international market, in which 45 employees have already been certified. Moreover, 30 professionals from the Data Processing area are in the preparatory phase to obtain Certifications MCSA (Network Management – Windows Server 2003) MCSE (IT Security), MCDBA (SQL Database), which involved, during 2006, specific technical trainings provided by Microsoft and will grant Microsoft Certified Professional (MCP) certification to employees enrolled, representing a market differential for both the Organization and professionals.

In this continuous search for professional improvement and technological updating, 97 professionals participated in the event CIAB –Information Technology Congress and Exposition of the Financial Institutions, with a view at knowing and using the best market practices in IT. Participations in international events, which in 2006 involved 60 professionals, are part of the qualification strategy of IT teams, highlighting events such as Expomanagement, Just Java and Futurecom. Moreover, to provide solutions that ensure quality to the technology systems, we qualified 133 professionals in the training about Management of IT Projects. We also qualified 240 employees in the mainframe platform to give support and develop systems in large computers. In order to align and renew the motivation of employees involved in the IT Improvement Project, 900 employees participated in a motivational event promoting the opening of the Technical and Behavioral Qualification Plan to this public. Currently 30 trainees participate in IT Qualification Programs, coming from Fundação Bradesco and 10 interns from renowned universities.

Evolution of Presence Participation in 2006

Partnership with University and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, FIPECAFI, FGV and IBMEC, 1,648 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization courses and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices. Two classes of MBA Negócios Bancários (FGV ) and one class of MBA Negócios Bancários on-line (FGV-RJ) were concluded, in groups made exclusively for Bradesco, and one class of MBA Controller (FIPECAFI), three new classes of MBA Negócios Bancários (FGV), (two in São Paulo and one in Rio de Janeiro), two new classes of MBA Negócios Bancários on-line (FGV-RJ), one class of MBA Gestão dos Processos da Organização Bradesco (FIA) and one class of MBA Comércio Exterior e Operações Internacionais (FIPE) are in progress, amounting to 402 professionals of different areas of the Organization.

Insurance Group

Projects for Bradesco Seguros e Previdência were continuous and supported by the UniverSeg (Insurance Knowledge Universe) brand, which aims to provide all the action of training for employees, insurance brokers and dealerships, targeted at the insurance segment, as a single, corporate project, contributing to the Insurance Company to be the best place for the broker set his/her production, the best place for the insured insure his/her life, health, assets and the best place to work for.

We highlight the projects “From Broker to Broker”, an initiative that aims to provide brokers that sell products of Bradesco Auto/RE with the main sales arguments that differentiate our product from competitors and add value to the insured; and “Auto/RE Seminar – Leadership through Distribution” in which the commercial area shared knowledge about the team management by means of leadership, planning, control and organization.

This year, more than 90,000 professionals were qualified in programs developed by means of several training media: TreiNet, Videotraining, Brochures, Presence and Post-university Courses (MBA), in addition to qualification to third parties, where we had more than 37,000 participations of brokers/ dealerships and 1,100 of other service providers. The emphasis of the projects developed was on the assistance of Branches with the following projects: Education of Production Assistants – Task Force and Perception & Creativity and for Assistance Center for the Insurance Group with the training Performance in Assistance by Telephone. In all proposals, we search for specific alternatives to align the development needs of the employees and brokers with the satisfaction of the client/insured, in the continuous search for efficiency of our service provision.

Supported by SUSEP (Superintendence of Private Insurance) and pursuant to CNSP Resolution no. 115, issued by the National Private Insurance Council, Bradesco’s Staff Training Department was accredited as certifying entity for enabling professionals to perform in Insurance, Supplementary Private Pension Plans and Certificated Savings Plans segments, in areas of Customer Service, Claims Regulation and Settlement, Internal Controls and Direct Sale, and certified more than 600 employees, by the period in function and by means of preparatory courses, as well as 130 other employees (outsourced employees who render services to the Insurance Company), by means of exams prepared strictly for this purpose.

New projects are under development for UniverSeg, highlighting the first MBA in Company for the Insurance Group “Business Management Emphasizing Insurance” and UniverSeg on the Stage for Company’s employees, using the interactive theater methodology, widely approved in the project developed for insurance brokers and dealerships, which works with themes connected to the performance of our employees in their daily activities, mainly related to customer service and improvement of the professional performance.

We also continued with the Movere Project, started in October 2005, resulting from a mapping carried out in the team of managers of the Headquarters. The work is being focused on the development of competences: guidance for Learning and Change, Strategic View and Planning, and People Management and Leadership, using as methodology courses, lectures, workshops and meetings. The project is innovative in view that it was exclusively designed for the development of teams with training and development actions are always focused on the sales team.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. From January to December of 2006, four certification exams were made in which 3,716 professionals were certified.

The average approval index reached by Bradesco in all exams was 78%, while the market index stood at 69%. This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification, until the end of this year, of more than 11,200 professionals directly involved in the assistance to clients of the Branches Network and to qualified investors in conformity with the compliance with the Resolution no. 3,158/03, of the Brazilian Monetary Council.

The CFPTM – Certified Financial Planner exam was also performed and 15 professionals were approved in the Private Banking area and had their ratification processes concluded, assuring the quality of assistance also in this segment.

TreiNet – Training Through Internet / Intranet

In June, TreiNet was the winner of e-Learning Brazil 2006 award, in the Corporate Diamond category, reinforcing that the resources offered by the tool make possible the dissemination of a new knowledge in an indistinct way, becoming a difference for our employees, who in addition to meeting the Organization’s interests, may plan their learning actions according to their needs, respecting their personal preferences of time, places and time of assimilation of contents.

Bradesco reached more than 1.6 million participations in the 77 courses available, since its implementation in 2000. In 2006, 24 new titles were launched, with 264 thousand participations in financial, operational and information technology issues, highlighting courses for Loan Analysis, Real Estate Loan, Information Security and Loan Recovery.

On-line training is also used in the implementation of new business or back-office tools, for example the recent implementation of SAP, which this year recorded nearly 649 thousand participations in the 27 courses made available for the use of the tool. It would not be possible to adequately train 79 thousand presence employees in the same period and the use of other distance training media, such as videotraining or even brochures, would not allow the same results.

In English learning, on-line training has also been a differential, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses launched in TreiNet

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view at the awareness of employees, in 2006 we made available eight Brochures about the following themes:

– Alert System (SALE), with the purpose of providing employees with a basic view of the Alert Systems, in order to facilitate the understanding of how the system organizes information coming from the data base and how to use this information for loan analysis and management;

– Management of Administrative Expenses, pointing out the importance of the effective follow-up and control of administrative expenses in all premises of Bradesco;

– Pé Quente Certificated Savings Plans Products;

– Banking Client Defense Code, which was reedited with the purpose of training employees about the main rules and procedures defined in Resolution no. 2,878;

– Real Estate Financing, also reedited to guide employees about operations which, due to their long term, allow to increase our clients’ loyalty;

– Social Responsibility SA 8000, which had as purpose to inform employees about the conditions of the work environment and of the Organization’s relations with all the parties involved: employees, community, suppliers, clients and other publics, aiming at the commitment to human being valuation;

– OBS Plus, guiding employees about Office Banking Bradesco Plus, which will provide our Individual and Corporate clients, users of Collection, Automatic Debit and Discount services, with more dynamism in their operations; and

– STGM Brochure, highlighting the functionalities and operationalization of System for Treatment and Management of Manifestations from Clients and Users of Bank Services.

Four new videotrainings were also launched:

– A Matter of Posture, which makes employees aware of the importance of posture in the prevention of occupational diseases;

– Code of Defense of the Bank Client - New Edition, which was reedited with the purpose of training employees about the main rules and procedures defined in the Resolution no. 2,878 – Code of Defense of the Bank Client;

– ISO 14001, OHSAS 18001 and SA 8000 Management System, which was prepared comprising the main items of the certifications mentioned, searching for a language that makes the employee aware of the importance of the commitment and participation of each one, in their contexts, for issues of environmental management, occupational safety and health management and the social responsibility system; and

– OBB Plus, which aimed at complementing the orientation to employees about Office Banking Bradesco Plus.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation with the projects Youth Apprentice Program, Young Citizen Program and Internship Programs, among them, the Bradesco Program -Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras (the sign language for deaf-mute people), for employees providing direct services to disabled clients, in order to guarantee this public accessibility to our Branches.

Evolution in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco - SP, was founded in 1956 and declared to be of Federal Public Utility by Decree no. 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to 108,151 over the last twenty-six years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued and Preliminary Education of Workers as well as High School Technical Professional Education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Teleeducation and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Elementary School (first to eighth grades) and High School, comprising more than 43.20% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interactions among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continued education opportunities to educators, including long-distance courses.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of Primary School, Philosophy for High School and Cultural Diversity as well as other supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The content of these courses aims to ensure a close relationship among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

Through offering students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continued Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

The agreement for support renewal to Alfabetização Solidária program was entered into, with investments of R$1 million. In 2006, nearly six thousand students and 240 teachers were benefited with funds from Fundação Bradesco in 16 cities of the northeast region with high illiteracy indexes.

Among 700 finalists from schools throughout Brazil, five students of Fundação Bradesco from school units of Boa Vista, Cacoal, Paragominas, Rio Branco and São Luís were selected to take part in the II Youth Environment Conference. The students helped to write the “Letter of Responsibilities about the Environment”, delivered to the President of Brazil.

On March 19, all the school units of Fundação Bradesco promoted the “National Day of the Voluntary Action”. More than 1 million services were rendered in citizenship, education, leisure, sports and environment areas. Such action gathered approximately 21 thousand volunteers in more than 150 service centers which included public schools, Digital Inclusion Centers – CIDs and Fundação Bradesco’s schools.

To celebrate the month of the environment, Fundação Bradesco took part in Viva a Mata event, promoted by Fundação SOS Mata Atlântica at Parque do Ibirapuera-SP. Results of the partnership, which ensures the maintenance of nurseries for production of native seedlings in schools and qualification program for teachers for development of projects in environmental education, were presented.

The school unit of Laguna-SC promoted the International Seminar “The Guarani Culture” with presentation of projects made by teachers and students involved in the Karay Ouá (Rebirth of the Sun) Project. The event aimed at discussing issues related to ethical matters and cultural plurality and counted on the participation of experts in studies about diversity in Latin America.

Fundação Bradesco participated in the 5th Voluntary Action Show, sponsored by Banco Bradesco and promoted by GIFE – Group of Institute Foundations and Companies, which took place in Curitiba-PR simultaneously to the 4th Congress about Private Social Investment. The Organization’s social-environmental responsibility actions were presented, highlighting the 50 years of the Foundation.

The Foundation presented projects carried out in its farm-schools of Canuanã-TO and Bodoquena-MS during the V Exposition of Farming Technology “Science for Life”. Carried out by EMBRAPA, the Brazilian Farming Research Company, it is considered the largest event of the sector in Brazil, strategically created for the promotion of the agribusiness and development of science and technology.

A partnership was entered into between Fundação Bradesco and Bovespa, to offer Educar Bovespa Program, whose goal is to enable students to ponder about financial, school and family education, relating them to the theme “Work and Consumption” in Basic Education and with Financial Management in High School Technical Professional Education, making possible the development of citizenship in a conscious and critical way and the preparation of personal and economic improvement plans.

A total of 36,500 students from Elementary to High School and High School Technical Professional Education will be assisted.

Fundação Bradesco sponsored Expo T&C (Technology and Science Exposition), an event which took place simultaneously with the 58th SBPC Annual Meeting. Works from schools of Laguna-SC, Maceió-AL, Osasco Unit I and Teresina-PI were shown in Florianópolis-SC.

The School Unit of Conceição do Araguaia-PA placed the Social Forum “The UN and the Indigenous People” during the II Indigenous Traditional Games of Pará. The event was aimed at discussing matters related to Digital Inclusion, Human Rights, Environment, Cultural Identity, and others.

Five nurseries for the production of seedlings from the atlantics forest were inaugurated in the schools of Gravataí-RS, João Pessoa-PB, Laguna-SC, Maceió-AL and Paranavaí-PR, adding up to those already built in Osasco-SP, Registro-SP, Campinas-SP, Marília-SP and Vila Velha-ES. Teachers and students of Fundação Bradesco received technical qualification from Fundação SOS Mata Atlântica for the management of the species and promotion of environmental education and reforestation actions in partnership with local social actors.

The Board of Executive Officers of Fundação Bradesco participated in the official launch of Everybody for Education Commitment at Museu do Ipiranga, in São Paulo, which counted on the presence of political, corporate and third-sector leaderships.

The event also counted on the participation of the Choir from Fundação Bradesco Osasco Unit.

The purpose of the commitment is to move the population and encourage it to reclaim a improvement in the quality of education in the country, from the fact that nowadays school for everybody still does not mean education for everybody and from the principle that every person must play his/her part – in an integrated and synergic manner – so that by 2022, the bicentennial of Brazil’s Independence, every child and youngster have a quality education.

On November 22, employees and students of all schools celebrated together Fundação Bradesco’s 50th anniversary. This half-century represents a milestone of celebrations and acknowledgement for the participation of all employees in this great project. Among the celebrations, we highlight: The Conference with the theme “If life goes through changes, school must also change” presented by Domenico de Masi, Work Sociology teacher at University of Rome.

The event, carried out on September 27 at Grand Hyatt Hotel, in São Paulo, counted on the presence of officers and employees from Fundação Bradesco, businessmen and managers from social and educational organizations.

De Masi talked about the importance of school in life and society transformation. The public could also see the Choir of Osasco School live, which presented for the first time the repertoire of its second album, with important hits of MPB (Brazilian Popular Music).

On October 21, Fundação Bradesco celebrated its 50 years with a joyful party, full of emotion, at Cidade de Deus, in Osasco. It was a morning full of enchantment: nearly 8 thousand students from schools of Osasco represented the 108 thousand students assisted during 2006.

Among the attractions, we highlight the presence of great artists, such as Cirque du Soleil, the duo Sandy & Júnior, the Pias Fraus theatrical group, the song writer Toquinho, who prepared a special presentation with 80 students of Fundação Bradesco’s Choir, as well as the artists Mariana Ximenes, Eliana, Marcio Garcia, Serginho Groisman and Luana Piovani, dressed as The Little Prince. The party also counted on the presence of authorities, businessmen and former students.

On November 20, the Black Consciousness Day, Fundação Bradesco inaugurated its 41th Digital Inclusion Center (CID), in partnership with Universidade Zumbi dos Palmares. The inauguration of CID at Unipalmares highlighted the celebrations for the Black Consciousness Day and for the fight of Everyone for Education. The Inclusion Center will make available 180 distance courses and might assist nearly one thousand people, on a free of charge basis. Fundação Bradesco installed 35 computers, connected to network and satellite which will allow interested people to have presence or distance courses. Some computers will have keyboards in braille language to include visually impaired people, who also take part in literacy courses in Unipalmares.

High school students from public schools of Osasco were selected to take part in the Adolescent Apprentice Program of Fundação Bradesco. The project enables youngsters from 15 to 16 years old to take their first steps in the job market. Contracted as apprentices during 2 years, the adolescent attends a 720-hour duration course, in which professionals who hold a bachelor’s degree and practical vision of the management area are teachers.

Fundação Bradesco entered into a partnership with the Regional Superintendence of the Federal Revenue – 8th Fiscal Region/São Paulo, aiming at offering fiscal education, as a result of the joint work of the Ministry of Finance and of Education and the Secretariat of Finance, of Treasury and of Education, to students and people from communities where the schools are established. Initially, units of Campinas, Jardim Conceição, Marília, Posto Osasco, Osasco I, Osasco II, Registro and Centro Educacional will be assisted. To start the project, 50 teachers of Fundação Bradesco attended the course Fiscal Education Disseminators, via Web, provided by professionals from the Federal Revenue.

Bradesco and Fundação Bradesco launched the project Educ + Action, which aims at integrating the private initiative and the municipal public sector in the effort to improve the educational standard of Brazilian children. In this initial phase, nearly one thousand elementary school students, from municipal schools from eight cities of Vale do Ribeira, in the countryside of São Paulo, will be benefited. The purpose is to take the project gradually to other regions of Brazil by means of the Bank’s Branch Networks and Fundação Bradesco’s schools.

Bradesco will implement in these schools the teaching methodology used in 40 schools of Fundação Bradesco. For such purpose, more than 1,000 pedagogical kits will be distributed, including Math, Portuguese Language, History, Geography and Science books, class library with 45 titles, CDS with songs for children, video library and support educational material.

Teachers will have access to a large material to apply the methodology in the classroom and will be trained by means of presence and distance courses, provided by teachers of Fundação Bradesco. The cities benefited are: Registro, Juquiá, Jacupiranga, Eldorado, Iguape, Sete Barras, Pariquera-Açu and Cajati, whose population totaled 206 thousand inhabitants. The region counts on a school unit of Fundação Bradesco, which will work as a center of support and guide to the project developed. The project Educ + Action is integrated with the Everyone for Education Commitment movement, which has as one of its goals the literacy of children under the age of 8.

Main Acknowledgments

International Championship of Robotics First Lego League – FLL: ten High School students of Osasco school, Unit I, took part in the championship, carried out in April in Atlanta, USA. The championship involved 83 teams of students from 16 countries, who use science and technology to study and explore relevant themes to society. Fundação Bradesco ranked 2nd in the Scientific Research Category.

VII National Contest of Posters: a project of the School Unit of Paragominas, State of Pará, ranked 3rd, and was awarded in solemnity in Palácio da Alvorada in Brasília.

2006 E-Learning Brazil Award: Fundação Bradesco was acknowledged in the Educational Category – Star and as a National Material Contribution – Diamond, for the results of its work in distance education in consecutive years.

Race and Gender Award: an educational project carried out by the School Unit of Cuiabá, State of Mato Grosso, was honored with “Race and Gender” seal and diploma, an action of the local government, which acknowledges institutions, entities and people involved in the fight against racial and gender discrimination and in the construction of a culture of peace and social justice.

Treasures of Brazil Contest: Fundação Bradesco of Laguna, State of Santa Catarina, was awarded with the project “Kuaray Ouá (Sunrise)” developed by Elementary School students, chosen to be part of the Book Treasures of Brazil. The School Unit of Manaus will also be part of the publication with the project “Ruins of Paricatuba”, developed by High School students.

49th Scientists of Tomorrow Contest: Fundação Bradesco of Teresina, State of Piauí, conquered the Fiocruz Award with the project “Factors that Contribute to Self-medication”, developed by Elementary School students. The School Unit of Maceió, State of Alagoas, received an Honorable Mention for the project “Bus Stops: Technology and Accessibility”, developed by High School students.

Victor Civita 2006 Award – Grade A Educator: Teacher Marli Aparecida Salum Benjamin Melillo, from the School Unit of Laguna, State of Santa Catarina, was elected one of the ten Grade A Educators, with the project “Mullets in Laguna”.

IT Leaders 2006 Award: the sixth edition of the award pointed out IT professionals who conquered a place in the corporate environment. Fundação Bradesco ranked 2nd in the education segment.

Literacy Week: Fundação Bradesco was honored during the opening of the 2006 Literacy Week for the partnership with Alfabetização Solidária Program, focused on the reduction of illiteracy in Brazil.

Innovative Teachers Microsoft Award: Teachers of Osasco School Unit II won the national contest with the project “Web class – Read and write? With a computer!”. The team was one of those selected to represent Brazil in Microsoft World Wide Innovative Teachers Forum in United States and ranked 2nd.

Pátio-Isme Award: Fundação Bradesco was awarded with the project “A damn question”, prepared by teachers. The purpose of the award is to identify successful experiences in progress in the public and private school network, aiming at improving students’ performance and contributing to their complete education.

Educare – National Award of Excellence in Education: Fundação Bradesco received the “Highlight in Education” award, special category based on the indication of a judging commission which considered the impact and importance of the institution for Brazil.

Bovespa 2006 Highlight Award: Fundação Bradesco was awarded in the category “Bovespa Vai até Você” (Bovespa reaches you), as acknowledgement of its 50 years of operation and partnership entered into in 2006 for implementation of Bovespa Educar Program.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,242	Maceió – AL	2,286
Bagé – RS	2,237	Manaus – AM	2,438
Boa Vista – RR	2,438	Marília – SP	3,916
Bodoquena – MS	1,193	Natal – RN	2,279
Cacoal – RO	2,440	Paragominas – PA	2,840
Campinas – SP	4,510	Paranavaí – PR	1,887
Canuanã – TO	1,372	Pinheiro – MA	2,142
Caucaia – CE	2,286	Propriá – SE	2,029
Ceilândia – DF	3,203	Registro – SP	2,372
Cidade de Deus – Osasco – SP		Rio Branco – AC	2,871
• Unit I	4,024	Rio de Janeiro – RJ	4,016
• Unit II	2,793	Rosário do Sul – RS	1,138
• Education Offices of Youngsters and Adults	4,768	Salvador – BA	2,206
• Preliminary and Continued Qualification of Workers	4,667	São João Del Rei – MG	2,235
Conceição do Araguaia – PA	2,542	São Luis – MA	2,490
Cuiabá – MT	2,552	Teresina – PI	2,483
Feira de Santana – BA	968	Vila Velha – ES	2,681
Garanhuns – PE	837
Gravataí – RS	3,413
Irecê – BA	2,561	Preliminary and Continued Qualification of Workers Rural Area –Artificial Insemination
Itajubá – MG	2,864
Jaboatão – PE	2,551
Jardim Conceição – SP	2,797	Campo Grande – MS	114
João Pessoa – PB	2,273
Laguna – SC	2,113
Macapá – AP	2,084	Total	108,151

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing of activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

– Investments in the last 10 years: R$1.271 billion, in nominal value, not readjusted, equivalent to R$3,033 billion, restated by SELIC/CDI rate in the period.

– Investments in 2006: R$183.917 million.

Courses – Grades

	Assistance in 2006

	Students	% of Total

Kindergarten	477	0.44
Elementary School	33,375	30.86
High School	12,874	11.90
Youth and Adult Education	21,511	19.89
Preliminary and Continued Qualification of Workers	36,339	33.60
High School Technical Professional Education	3,575	3.31
Total	108,151	100

Student Profile – Rendering of Services Basis in 2006

Increase in the Number of Students

1) Calculation basis

	2006 – R$ thousand	2005 – R$ thousand

Net revenue (NR) (1)	15,982,117	14,774,823
Operating income (OI) (2)	6,375,943	7,853,504
Gross payroll (GP)	5,932,406	5,311,560

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	498,780	8.4	3.1	455,151	8.6	3.1
Compulsory social charges	1,032,134	17.4	6.5	954,061	17.9	6.4
Private pension plans	319,046	5.4	2.0	279,687	5.3	1.9
Healthcare insurance	298,200	5.0	1.9	259,502	4.9	1.8
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	57,872	1.0	0.4	52,306	1.0	0.3
On-site child care and child-care benefit	41,156	0.7	0.2	44,701	0.8	0.3
Employee profit sharing	414,260	7.0	2.6	286,632	5.4	1.9
Other	103,508	1.7	0.6	96,877	1.8	0.7
Total – Internal social indicators	2,764,956	46.6	17.3	2,428,917	45.7	16.4

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	5,654	0.1	–	4,253	0.1	–
Culture	41,005	0.6	0.3	13,448	0.2	0.1
Health and basic sanitation	3,614	0.1	–	591	–	–
Sports	33	–	–	5	–	–
Prevention of hunger and food security	64	–	–	100	–	–
Other	17,052	0.3	0.1	9,226	0.1	0.1
Total contribution to society	67,422	1.1	0.4	27,623	0.4	0.2
Taxes (excluding social charges)	4,926,563	77.3	30.8	4,102,704	52.2	27.8
Total – External social indicators	4,993,985	78.4	31.2	4,130,327	52.6	28.0

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	2006	2005

Employees at the end of the period	79,306	73,881
Admissions during the period	8,624	7,290
Outsourced employees	7,293	7,670
Trainees/interns	676	628
Employees older than 45	7,336	5,945
Women employees	37,738	34,260
% of management positions held by women	41.9	41.3
Black employees	9,754	6,108
% of management positions held by blacks	12.9	7.2
Disabled employees or employees with special needs	860	769

6) Key information regarding the level of business citizenship

		2006			Targets – 2007

Ratio between maximum and minimum salary:		20.8			N/A

Total number of occupational accidents:		461		Staff awareness for avoiding accidents in the work place

The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules

Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required

As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	() organizes and encourages participation	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation

Total number of consumer’s complaints and critics:	In company: 115,908	At Procon: 4,362	At court: 43,668	In company:	At Procon:	At court:
Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints solved:	In company: 100%	At Procon: 100%	At court: 99%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	2006: R$14,791,383			2005: R$14,928,337

Distribution of added value (DVA):	28.6% government		37.2% taxpayers	32.0% government		31.1% taxpayers
	14.6% stockholders		19.6% withheld	12.6% stockholders		24.3% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.

* The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies), which totaled R$167.1 million in education in 2005 and R$183.9 million in 2006.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	(2) Adjusted by the extraordinary items in 2006.	N/D – Not available	N/A – Non-applicable.

7 - Report of Independent Auditors

(A free translation from the original in Portuguese)

Independent Auditors' Report on the Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1.
In connection with our audit of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of December 31, 2006, on which we expressed an unqualified opinion in our report dated February 9, 2007, we carried out a review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management and is presented to permit additional analysis and should not be considered as an integral part of the financial statements.

2.
Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of this supplementary accounting information and (b) a review of the significant information and the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that such information be fairly stated, in all material respects, in relation to the financial statements taken as a whole, referred to in paragraph one.

4.	As described in Note 15, the goodwill on investments in associated and subsidiary companies was fully amortized in 2006.

5.
The supplementary accounting information, referred to in paragraph one, also includes accounting information presented for comparison purposes for the year ended December 31, 2005. The review of the supplementary accounting information for that year was conducted by other independent auditors, who issued an unqualified report on the special review dated February 21, 2006.

São Paulo, February 9, 2007

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

Message to Stockholders

A year of many achievements, 2006 also brought gains of special magnitude in the image Bradesco has been building since its creation, 63 years ago. The inclusion among the six Brazilian companies which integrate the select world group of 318 of Dow Jones Sustainability World Index meant, together with the large number of stockholders and employees of the Company, the most categorized acknowledgment that collective and solidary effort is in the right direction and produces intended results in the economic, environmental and social fields.

The commitment to perpetuity had already motivated the inclusion of its stocks in ISE – Bovespa’s Corporate Sustainability Index, as well as the adhesion to UN’s Global Compact and to the Equator Principles, decisively influencing the development and the supply of sustainable products to the market. In this line, the AAA+ rating of Management & Excellence was also important, and the Bank was the first company of Latin America to receive it, for meeting worldwide standards of sustainability, corporate governance, social responsibility, ethics and transparency.

Now, with great motivation and inspiration power, we face the challenge of maintaining, over the next years, the ratings reached. However, the year also gave larger substance to two predicates through which Bradesco, in the financial private sector, projects itself in the Brazilian business scenario: as leader, for the aspects of highest profit, highest capitalization in the concept of own funds, for the volume of consolidated assets, for the wide Customer Service Network; and complete, when evaluated based on the extent and diversity of services provided to the market in all its segments and under the most different social-economic conditions, in addition to many other achievements and accomplishments framing its more than six decades of existence.

Thus, Leader and Complete overflow, from the domination of advertising slogans to become a genuine synthesis of strategic planning, for Bradesco is prepared to maintain itself as a solid, productive, profitable undertaking, and follow, with a larger share, the predictable expansion of the financial market in the context of the domestic economy.

The Net Income for the year reached the significant level of R$6.363 billion, which, adjusted by the non-recurring events, basically the anticipation of the existing Goodwill amortization, stood at R$5.054 billion, pointing out, for distribution to stockholders, dividends and interest on own capital in the amount of R$2.160 billion, 44.98% of the result adjusted by non-recurring events. Total assets added up to R$265.547 billion and Stockholders’ Equity to R$24.636 billion. It is worth mentioning the contribution, in the income for the year, brought by Grupo Bradesco de Seguros e Previdência.

In addition to these results, we have the appreciation of Bradesco’s Stocks on the Stock Exchange, with a growth of over 30% in the market value during the year. The significant volume of 2/3 of stocks held by minority stockholders is a clear evidence of the commitment to the capital markets and a factor to consider in its tradability on the Stock Exchange.

2006 also highlights, as a special registration, the celebration of 50 Years of Fundação Bradesco. A pioneer action of social investment, it is the greatest effort within the private initiative, and, certainly, one of the world’s largest ones. The Foundation, with 40 Schools distributed all over Brazil, provides free and quality education to more than 108 thousand students.

It is also worth pointing out, among the events that highlighted the period, the partnership with American Express Company, by which Bradesco took over the operations of AMEX Credit Cards and related activities in Brazil, giving the Bank a great progress in the segment.

The tradition of Bradesco in ethics and transparency has guided Management in the insistent pursuit of the best Corporate Governance practices. The effort to build this image of safety, reliability and dynamism has its success reflected in the following figures: R$386.586 billion of funding and assets managed, 16.846 million checking accounts, 57.942 million credit, debit and ´private label cards and 18.273 million insured persons and participants in its plans.

Bradesco will remain in its strategic planning, in the light of the Organization’s perpetuity, with realistic and consistent goals, built around conservative projections, founded on substantial initiatives in the field of prudent investments, growth in its presence in the market, supply of products, innovation and all indicators of operating efficiency.

A word of acknowledgment to our body of officers, employees and other collaborators, as to the decisive role this cohesive, integrated and motivated work force has in the materialization of goals set: it is certainly the Organization’s most competitive edge.

Emerging, with tranquility and safety, from an electoral period in which, once more, Brazilian people showed its respect for the democratic regime, the Country has now, in the development concept, a conducting wire for the next years, supported by the unanimity of living powers of the Nation and above any considerations of political order.

It is either grow or grow! In this scenario, we face the National Financial System with the challenge of making feasible, with its unique financial intermediation capacity, the increase of the Country’s productive potential, financing investments, expanding the provision of services that optimize time and resources of people and companies, democratizing credit and promoting the distribution of wealth generated.

Bradesco will be ahead of this mobilization, with assurance and conviction of meeting the fair expectations of its numerous stockholders and clients, to whom Management renews its acknowledgment for their trust, support and preference.

Cidade de Deus, February 9, 2007

Lázaro de Mello Brandão
Chairman of the Board of Directors

Management Report

We are pleased to present the Financial Statements for the year ended on December 31, 2006, of Banco Bradesco S.A., pursuant to the Corporate Legislation.

2006 was favored by public policies of income transfer and inflation fall, in addition to the strong decrease of interest in the country, thus Selic rate reached its lowest level in nominal terms, since 1975, and also as a result of inflation well below the target, breaking the inflationary inertia noticed since 2003.

The Brazilian monetary policy enjoyed the fruits of the previous monetary tightness and the foreign exchange appreciation favored by the high trade balance and abundant international liquidity. In spite of that, the country grew little due to the changes which have been taking place in the Brazilian productive structure, going from a dynamics influenced by the export sector in the years 2003-2004 to a dynamics more focused on the domestic market. The country has noticed a higher competition with imported products and, thus, it has tried to adapt its productive structure towards a more open economy and with faster advances in the increase of productivity. The electoral process was a milestone for the markets, for the commitment to austere economic policies set the tone of the electoral campaign, evidencing political maturity. External accounts continued favorable, with increase in employment and actual yield, as well as expansion of loan operations.

2007 must be distinguished by the discussion about the mechanisms necessary to speed up the country’s growth, in particular those focused on the fiscal adjustment and on the increase of investment in the economy. With interest reduction in 2006 and the continuity of the inflation fall, it is expected that interest may continue to fall and economy grows pushed by the domestic market. Agriculture must record better results and industry will have adjusted itself to changes coming with the foreign exchange appreciation, increasing investment with the import of capital goods. The slowdown of the world growth and liquidity, already incorporated to our scenario, must not hinder a stronger growth of the Brazilian economy, exactly because the domestic variables must determine the GDP. Credit, after the expressive evolution in 2005 which continued in 2006, must remain in 2007, however, at rates slightly more reduced. With interest going down, and confidence and salaries going up, there are good outlooks for the banking business this year.

At Bradesco Organization, the main events in the period were:

  on March 20, a partnership was entered into with American Express Company, by which Bradesco took over credit card operations and similar activities in Brazil. It started having exclusive right for the issuance of cards of the Centurion line, for a minimum term of 10 years, in addition to the management of the network of authorized establishments of Amex Cards;
  on March 28, a partnership between Bradesco, Fidelity National Information Services, Inc. and Banco ABN AMRO Real S.A., for the creation of Fidelity Processadora e Serviços S.A., which provides services related to card activities, such as processing, management of Call Centers, back office support, collection and risk management services;
  on May 15, integration of Banco BEC S.A. (new denomination of Banco do Estado do Ceará S.A.) to Bradesco, with the change of BEC Branches into Bradesco Branches. The initiative optimized resources, gathering specialties and the dedication of the work force;
  on August 25, Bradesco received the AAA+ rating from Management & Excellence, an important sustainability evaluation and research company, with headquarters in Madrid, Spain. The Bank was Latin America’s first company to receive this rating, for complying with the world standards of sustainability, corporate governance, social responsibility, ethics and transparency;
  on September 18, the Bank started taking part in the portfolio of Dow Jones Sustainability World Index, comprised of a select group of 318 companies all around the world, of which six are Brazilian, showing a concrete commitment to corporate sustainability;

  on October 2, it started taking part in FTSE LATIBEX BRASIL, the new index launched by Spanish Exchanges and Markets (BME) and FTSE Group (FTSE), comprised of 13 companies with the highest capitalization of the market, and Bradesco’s share is 20.06%, the largest one of private capital;
  on October 27, Moody’s Investor Service, considered one of the most respected rating agencies of the world, increased the risk rating of foreign currency debt securities issued by Bradesco to level “Baa3”. With this change, Bradesco starts integrating the select group of companies (and countries) with attribution of credit risk considered as “investment grade”, i.e. the implicit risk of issuer is considered low;
  on January 23, 2007, the execution of the transfer covenant, to Bradesco, of the share ownership of Banco BMC S.A. and its subsidiaries. BMC, with a Network of 14 Branches, 749 bank correspondents and around 7,000 agents distributed throughout Brazil, is one of the largest private banks in payroll deductible loans for retirees and pensioners of Brazil’s National Social Security Institute (INSS).
  With Assets adding up to R$2.345 billion, it held on September 30 a loan portfolio of nearly R$2 billion. The operation, subordinated to the approval of proper authorities and to the results of the due diligence to be carried out, reinsures Bradesco’s goals to strengthen its presence in the Country’s consumer financing market; and
  partnerships entered into in the Private Label Cards segment: with Supermercados Carone, and important supermarket chain of the State of Espírito Santo, for the issuance and management of Carone Private Label Card with the Visa flag; with Luigi Bertolli, a traditional clothing store, for the launch and management of Luigi Bertolli Private Label Card; with GBarbosa, one of the main retail chains of Northeastern Brazil, to manage Credi- Hiper Private Label Credit Card; with COOP – Cooperativa de Consumo, Latin America’s largest cooperative, for the launch and management of Coop Fácil Private Label Card; and with Panvel Farmácias, a leader in the Pharmaceutical sector of the State of Rio Grande do Sul, for the launch of Panvel Private Label and Panvel Clube do Aposentado Cards. The agreements also enable the access to Bradesco’s products and services.

1. Net Income for the Year

The performance in 2006 was very significant, in terms of result and compensation to stockholders. An analysis of these figures, as to the origin and evolution, is also presented in the Report on Economic and Financial Analysis available on the website www.bradesco.com.br.

R$5.054

billion was the Net Income for the year, adjusted by non-recurring events, net of taxes, in the total of R$1.309 billion, basically represented by the anticipation of the existing Goodwill amortization, which would be affected during the periods until 2016. Thus, the Recurring Net Income amounted to R$6.363 billion, representing R$6.36 per stock, annualized profitability of 25.83% on the final Stockholders’ Equity and of 30.02% on the average Stockholders’ Equity. The annualized return on Total Assets stood at 2.40%, compared to 2.64% in the previous year.

The anticipation of Goodwill amortization of R$1.392 billion, net of taxes, extraordinarily carried out in the 3rd quarter, besides not being recorded in the calculation of Dividends and/or Interest on Own Capital distributed in the year, will bring positive reflections on future results, once it will not affect these results and, consequently, the capital compensation of stockholders, in those periods.

From January 1 to June 30, 2006, Goodwill was amortized which, net of taxes, totaled R$286 million. Not considering these effects, we would reach an adjusted Recurring Net Income of R$6.649 billion, representing an annualized profitability of 26.99% on the final Stockholders’ Equity and of 31.37% on the average Stockholders’ Equity.

R$2.160
billion was attributed to stockholders, as monthly, interim and complementary Interest on Own Capital and Dividends, recorded in the calculation of mandatory dividends. Thus, for each stock, R$2.309531 (R$2.063259 net of Withholding Income Tax), was attributed, which includes a 10% additional, for preferred stocks and R$2.099574 (R$1.875690 net of Withholding Income Tax) for common stocks. Interest and dividends distributed account for 44.98% (net of withholding income tax 40.19%) of the adjusted net income for the year and 35.73% (net of Withholding Income Tax 31.92%) of the adjusted net income for the year. In order to restate Interest on Own Capital monthly paid, in May its amount was increased by 15% and, as from March 2007, it will be increased by a further 10%.

Taxes and Contributions

In direct proportion to the volume of activities it develops and results it obtained, Bradesco Organization destined a significant portion to public coffers.

R$5.959	billion was the amount of taxes and contributions, including private pension plan taxes and contributions, paid or provisioned, in the year.

2. Business Strategy

As a vision of future, Bradesco has as goal to maintain its leadership among the private Financial Institutions, positioning its Brand as a synonym of quality, quickness and safety. It faces, with determination, the challenge of consolidating its outstanding presence in the Brazilian economic environment and of being the “Complete Bank”, having the position of “1st Bank of its clients”.

It has also as goal to offer the most comprehensive range of services, always creating new products and with the support of technological innovations, by means of its wide Customer Service Network, which includes Branches, Corporate Site Branches, Banco Postal, Bradesco Expresso and ATMs, in addition to Internet Banking.

With focus on the Brazilian market, in particular on Retail, it intends to be highlighted and noticed by clients as a leader in the performance and efficiency of each one of the segments in which it operates.

It promotes the growth of the client base, whose expansion potential is very significant among the population who does not have access to a bank, mainly for the operation of Banco Postal and other Correspondent Banks. And now, with the creation of Bradesco BBI, it strengthens its attentions to the expansion of the investment bank businesses, capital markets, private banking and corporate, and, with Amex, the high-income assistance in the market of cards.

In a scenario of declining interest rate, which tends to be maintained in 2007, it has the ambition of increasing the loan portfolio between 20% and 25%, with emphasis on operations focused on individuals, consumption and production. At the same time, it pursues to increase revenues of the other banking activities in satisfactory profitability indexes.

In the placement of similar products, it will remain supported in the segments of supplementary private pension, certificated savings plans and in the insurance area, to consolidate the leadership of Grupo Bradesco de Seguros e Previdência.

For the concretion of its continued growth plan, Bradesco makes high investments in infrastructure and information technology higher than R$1.5 billion a year, in addition to staff training programs, in order ensure motivation, creativity and focus on the client.

With the purpose of refreshing the Organization’s IT environment, preparing it for the next decades, with the best existing practices and technologies, Bradesco has developed since 2003 the IT Improvement Project, which will be concluded by 2009. Thus, it intends to become a world benchmark in technology applied to the banking activity, fully able to meet all the demand of services, from a base which shall exceed 20 million account holders, with agility, convenience, productivity and safety.

Three goals of the highest extent will be maintained as priorities:

a)
to grow organically and always evaluating the opportunities of acquisitions and partnerships, without compromising the customer service quality and safety of products and services, pursuing constant improvement of the Operating Efficiency Ratio;

b)	to identify and evaluate the risks intrinsic to the activities, practicing adequate controls and acceptable levels in the operations; and

c)	partnership with the capital markets, through total transparency and adequate compensation to investors.

Social and environmental responsibility actions also have an important role in the Bank’s strategic planning, present for at least 50 years with the creation of Fundação Bradesco.

Bradesco feels ready to take part in the expansion of the role of the Financial System in the Country, at this moment stimulated by factors of different nature, such as: solidity of the System in its successful consolidation path; decline of informality in the economy; growth of families’ income and their demand for more banking services; strong housing deficit, which provides real estate loan with a role of special relevance; and a conjuncture of economic stability, appropriate to loan expansion, currently in volumes of low representativeness in relation to the Gross Domestic Product.

3. Bradesco’s Stocks

Bradesco’s Stocks were present, with high liquidity level, in all trading floors of the São Paulo Stock Exchange – Bovespa, from whose Index preferred stocks participated with 4.54% . The appreciation in the year of 2006 was 33.66% for common stocks and 33.05% for preferred stocks, compared to 32.93% of Ibovespa. Abroad, they are traded on the Madrid Stock Exchange, in Spain, comprising Latibex Index. Also, through ADR – American Depositary Receipt –Level 2, on the New York Stock Exchange, which completed, in 2006, five years of trading, we celebrated on November 20, with “Bradesco Day”, in that Institution.

Bradesco Stocks’ participation is outstanding in almost all indexes of Bovespa: Corporate Sustainability Index – ISE, Index of Stocks with Differentiated Tag Along – ITAG, Index of Stocks with Differentiated Corporate Governance – IGC and Brazil Indexes – IBrX50 and IBrX100 (most traded stocks). In addition to these references on the Brazilian Exchange, Bradesco is present in Dow Jones Sustainability World Index of the New York Stock Exchange and in FTSE Latibex Brazil of the Madrid Stock Exchange.

At the Special Stockholders’ Meeting held on October 5, it was resolved to increase the Bank’s Capital Stock by R$1.200 billion, by means of the issuance of 21,818,182 new book-entry registered stocks, at the price of R$55.00 per stock, by means of the private subscription in the period from 10.19 to 11.21.2006, in the proportion of 2.226746958% on the stock position held on the date of the Meeting. The payment was made in cash, on 12.7.2006, the same date of the payment of Complementary Interest on Own Capital and Dividends declared on October 5, in an amount higher than the referred subscription.

R$22.608	billion was the amount traded in Bradesco Stocks during the year, on Bovespa, represented by 14,293,000 common stocks and 284,773,200 preferred stocks.

US$12.866	billion was traded as ADR, in the North American market (New York Stock Exchange - NYSE), guaranteed by 116,431,407 preferred stocks of the Bank.

4. Operating Efficiency Ratio – IEO

The use of the ABC – Activity-Based Costing –methodology at Bradesco Organization, among other results, has been improving criteria of formation and negotiation of fees, the supply of costs to GDAD –Decision Support and Performance Management and to the determination of the Profitability of Clients, also establishing a safe base for permanent rationalization analyses.

In the control of costs, the methodology which is being adopted is ABM – Activity-Based Management, enabling to quickly evolve to cost preservation, with a proactive posture in the identification of opportunities. Thus, it is possible to integrate operating performances to strategic goals, simultaneously to the improvement of processes.

It is important to point out that the strictness in the control of expenses, improved with the creation of the Committee for Evaluation of Expenses, connected to the synergy process of Institutions acquired and the permanent effort for the increase in revenues, has been positively reflecting in the behavior of IEO.

42.13%	was the ratio reached on 12.31.2006, against 45.62% in 2005 and 55.47% in 2004.

Integrated Management System

Implemented at the entire Bradesco Organization, the Integrated Management System – ERP aims to integrate the information flow of processes between the several departments and connected companies. A data bank, interacting with a set of applications consolidated of integrated management, provides quality improvement, organization and availability of data and information, resulting in integration, optimization and control of processes.

The results reached in the processes already implemented of Human Resources, Training, Accounts Payable, Fixed Assets, Purchases and Accounting are excellent. Nearly 79 thousand users were qualified by means of presence training and e-learning, with more than 718 thousand participations.

5. Capital and Reserves

R$14.200	billion was the Capital Stock at the end of the year.

R$10.436	billion totaled Equity Reserves.

R$24.636
billion Stockholders’ Equity, with a 26.93% growth in the year. Concerning Consolidated Assets, which add up to R$265.547 billion, the Managed Stockholders’ Equity is equivalent to 9.30%. The book value was R$24.61 per stock.

In the consolidated financial result, the capital adequacy ratio reached 18.76%, and in the consolidated economic-financial result 16.48%, higher than the minimum of 11% regulated by Resolution no. 2,099, as of 8.17.1994, of the National Monetary Council, in conformity with the Basel Committee. Comparatively to the Consolidated Reference Stockholders’ Equity, the permanent assets to stockholders' equity ratio (maximum of 50%, according to the Brazilian Central Bank) stood at 12.23% in the consolidated economic-financial result and at 48.01% in the consolidated financial result.

At the end of the year, Bradesco Organization’s Subordinated Debt added up to R$11.949 billion (abroad, R$2.975 billion and in Brazil, R$8.974 billion), already considered in the Stockholders’ Equity for purposes of determination of the ratios mentioned in the previous paragraph.

In compliance with the provisions in Article 8 of Circular no. 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco declares to have financial capacity and intention to hold to maturity securities classified in the category “securities held to maturity”.

6. Operating Performance

6.1. Funding and Asset Management

The total volume of funding and assets managed by Bradesco Organization, at the end of the year, totaled R$386.586 billion, a 25.09% growth compared to the previous year. The Bank manages, together, 16.846 million checking accounts and holds 18.29% of the SBPE – Brazilian Savings and Loan System.

R$131.581	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Account.

R$147.108	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, a 21.39% growth compared to the same period of the previous year.

R$54.004
billion registered at the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country and Other Funding.

R$48.742	billion in Technical Provisions for Insurance, Supplementary Private Pension and Certificated Savings Plans, with an increase of 19.28% when compared to the previous year.

R$5.151	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$2.409 billion.

6.2. Loan Operations

Based on the Credit democratization strategy, Bradesco continuously work for the expansion and diversification of financing offer by means of its wide Network of Branches, Stations and Banco Postal, increasing its volumes of operations, both in financings directly made and in partnerships with market agents, and in other lines focused on Individuals, such as Payroll Charges, thus ensuring the leadership among Private Institutions.

R$96.219	billion was the balance at the end of the year, of the consolidated loan operations, including Advances on Exchange Contracts and Leasing, with an increase of 18.60% in the period.

R$6.646	billion was the consolidated balance of allowance for doubtful accounts, equivalent to 6.91% of the total volume of loan operations.

Real Estate Loan

A partner in the commitment to stimulate the generation of jobs and social-economic development, Bradesco considers a priority to meet the demands of final borrowers and the civil construction industry. As a way to push activities of the sector, it significantly increased the volume of operations carried out in the year, thus highlighting its Real Estate Loan portfolio.

R$2.118	billion was the total of funds directed to the area, enabling the construction and purchase of 19,358 properties.

Onlending Operations

Participating, in 2006, with 19.93% of the system operations, Bradesco maintained the leadership in the ranking of BNDES onlendings, totaling the equivalent to R$5.819 billion and 22,568 contracts, a 31.14% growth compared to the previous year. It maintained, for the fourth consecutive year, the position of the Financial Institution with the largest onlending disbursement for the micro, small and medium-size companies, with the amount of R$2.252 billion and 21.12% of the entire system. It also counts on guarantees rendered to BNDES in the total of R$1.783 billion, and R$981.148 million contracted in the year.

R$9.694	billion was the balance of onlending portfolios, with internal and external funds, at the end of the year, mainly destined to small and medium-size companies, with 107,573 registered contracts.

Rural Loan

A traditional partner of the agribusiness industry, Bradesco intensified financing initiatives of means of production, processing and trading of crops. It contributed to increase the productivity and quality of national products, providing support for the domestic market supply and for the growth of exports, in addition to identifying opportunities and supporting business start-up operations.

R$7.599	billion was the balance of investment at year-end, represented by 78,785 transactions.

Consumer Financing

As an incentive to the productivity chain growth, in its different stages, Bradesco operates, during the years, including through partnerships in consumer financing with an expressive share in operations destined to the acquisition of second-hand and new vehicles, in the wide chain which gathers car makers, car dealers and consumers. Thus it contributes to employment and income generation, as part of the expansion process of the economic activity.

R$35.254	billion was the balance of operations destined to consumer financing.

Loan Policy

Diversified and distributed businesses, supported by suitable guarantees and destined to individuals and companies evidencing ability to pay and credibility, are carried out with agility, safety, profitability, ensuring quality and liquidity in the investment of assets, requirements that are the base of the Loan Policy adopted by Bradesco.

With operating limits for loan granting to minimize risks, the Branches provide variable levels, defined to the size and type of guarantee, while specialist systems of Credit Scoring enable to speed up and support the decision process with specific safety standards. The Loan Executive Committee, instated at the Headquarters, centralizes, analyzes and discusses the loans going beyond the competence of the branches, having a fundamental role in this process.

Loan Portfolio Quality

The good quality of loans was confirmed, at the end of the year, by the significant volume of loans rated between “AA” and “C”, in relation to the total of the Portfolio, a consequence of the higher participation of operations destined to consumption of individuals, despite the slight growth in delinquency of these portfolios.

7. International Area

With a diversified line of products and services, Bradesco Organization’s Foreign Trade and Exchange area operates in multiple markets. It is present abroad with Branches in New York, Grand Cayman and Nassau, subsidiaries in Buenos Aires and Luxembourg, in addition to a wide Network of International Bank Correspondents. In the country, it operates with a structure which gathers 12 specialized units and more 7 supporting offices.

R$5.703	billion was the balance at the end of the year on Advances on Exchange Contracts, for a Portfolio of US$5.943 billion of Export Financing, a growth of 37.80% when compared to the previous year.

US$827.375	million in Import Financing in Foreign Currency.

US$33.076	billion traded in Export Deals, a performance 29.25% higher than 2005 and a market share of 22.35%.

US$13.355	billion of import contracted, a 29.87% growth compared to the previous year, with a 15.41% market share.

8. Products and Services

8.1. Bradesco Cards

In March, Bradesco entered into a partnership with American Express Company, by which it took over its credit card operations and similar activities in Brazil, starting to hold exclusive right for the issuance of cards of the Centurion line, for the minimum term of 10 years, automatically renewable, and the management of the network of authorized establishments of Amex Cards, which includes the Membership Rewards Program.

Thus, Bradesco provides the most complete line of market products with Visa, American Express, MasterCard and Private Label Credit Cards, this last one for exclusive use in retail chain. Bradesco gradually increases its share in this market segment and increases services it provides to card holders.

With Fidelity National Information Services, Inc. and Banco ABN AMRO Real, Bradesco created Fidelity Processadora e Serviços S.A., which provides services related to Card activities, mainly processing, management of Call Centers, support and back office, risk management and collection services, resulting in one of the largest processors in the country.

It is worth pointing out the pioneer launch of Bradesco Visa Transportation Card in the market destined to transportation companies, shipping companies, risk managers and truck drivers, which has several products and services in a single card, such as Toll Ticket, freight receipt, purchases in the Visa Electron network, withdrawals in Bradesco Dia&Noite Self-Service Network and Credit Card.

In the Mastercard flag there was the launch of Bradesco-CPB Mastercard Airplane Ticket Card, a virtual card exclusive for purchases of airplane tickets in the travel agencies authorized by the Bank, and of Cred Mais Mastercard Card, for employees of companies with Payroll processed at Bradesco and mainly characterized as a Financing Card, with minimum payment debited in the account on the day of the salary credit.

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of Visa Vale Cards of the sector of Benefit-Tickets, contributing with 44.10% of all sales in the year of 2006.

Bradesco’s presence in the market of Private Label Cards was increased with the inclusion of the Supermarket Chain Carone, in the State of Espírito Santo; of Luigi Bertolli, a traditional clothing store; of GBarbosa Group, Brazil’s fifth largest supermarket chain; of Coop – Cooperativa de Consumo, Latin America’s largest cooperative; and of the drugstore chain Panvel, a leader in the pharmaceutical sector in the State of Rio Grande do Sul.

R$38.720
billion was the total sales of the Organization’s Cards, of which R$23.233 billion of Credit Cards and R$14.243 billion of Bradesco Visa Electron Debit Card and R$1.244 billion of Private Label Cards, accounting for, respectively, an increase of 68.32%, 16.28% and 463.43% over the previous year.

57.942
million is the number of Credit, Debit and Private Label Cards being transacted, with an increase of 21.85% as compared to 2005, with 12.980 million Credit Cards 40.076 million Debit Cards and 4.886 million Private Label Cards.

R$8.063
billion were the Assets generated by the card business, encompassing financing to the bearer, advances to commercial establishments and loans for cash or credit purchase, surpassing the balance of December/2005 by 76.77%.

R$1.758	billion in fee income, mainly commission income on purchases made with Debit and Credit Cards and various fees.

1.226
million Visa Vale Meal and Food cards represented Bradesco’s contribution to the total portfolio of Visa Vale, with an increase of 22.36% over December 2005 and sales in 2006 at the amount of R$1.672 billion, an increase of 36.60%, when compared to the previous year.

8.2. Receipt, Payments and Collections Solutions

The Bank offers Companies and Government Bodies, within the scope of the Federal Government, States and Municipalities, in addition to Public Service Concessionaires, by means of high technology and innovative processes that facilitate and make agile, the receipt of collection, bills and payments, payment of taxes, fees and contributions, allowing them gains in the management of Accounts Receivable and Payable, and greater efficiency in the collection of funds. The entire structure is also made available for Retirees and Pensioners of INSS for the receipt of their benefits.

R$995.667
billion was transacted by Bradesco online collection, check custody, identified deposit and OCT - Credit Order by Teleprocessing, in 2006, which corresponds to 979.157 million of processed transactions.

R$549.691
billion, which correspond to 144.019 million of payment operations made during the year by Pag-For Bradesco - Book Payment to Suppliers, Bradesco Net Empresa and PTRB - Electronic Tax Collection, enabling the management of Accounts Payable to over 400 thousand companies.

R$126.298	billion collected during the year relative to federal, state and local taxes and other contributions, processed by means of 81.218 million slips.

R$6.377	billion was the consolidated volume of collected CPMF, representing 19.75% of the contribution, thus, demonstrating the significant volume of funds transacted under the scope of Bradesco Organization.

R$23.674
billion received from utility bills, such as electricity, water, gas and telephone, amounting to 173.378 million processed documents, 50.418 million of which were paid by the Automatic Debit in Checking and Savings Account, a system which offers broad convenience to the client.

R$28.830
billion paid to over 4.710 million retirees and pensioners of the Social Security System, 19.03% of the population registered at the INSS, 55.021 million operations, by means of the Instant Benefit Card and credit into the account.

8.3. Stock, Custody and Controllership Services

By means of adequate infrastructure and specialized staff, high standard services are offered in the Custody of Securities, Controllership, Receivable Funds, DR – Depositary Receipt, BDR – Brazilian Depositary Receipt, Stock Bookkeeping, Debentures and Investment Fund Quotas.

Assets Bookkeeping

178	companies integrate Bradesco’s Bookkeeping Stocks System, comprising 2.469 million stockholders.

50	companies comprise Bradesco’s Bookkeeping Debentures System, with restated value of R$60.596 billion.

48	Investment Funds comprise Bradesco’s Bookkeeping Quota System, with restated value of R$22.723 billion.

2	Registered BDR programs, with market value of R$222.436 million.

Custody and Controllership

R$278.410	billion in assets under custody, of clients who use the Custody Services (Funds, Portfolios, DR and Receivable Funds).

R$319.833	billion is the total Managed Portfolio and Investment Funds which use the Controllership Services.

9	Registered DR Programs, with market value, at the amount of R$ 62.918 billion.

9. Market Segmentation

Focusing its actions on relationship, the segmentation process at Bradesco lines up to the market trend to gather groups of clients with the same profile, which allows differentiated assistance and growing gains of productivity and quickness. It provides the Bank with greater flexibility and competitiveness in the execution of its business strategy, giving dimension to operations, for both individuals and legal entities, in terms of quality and specialization, in specific demands of the most different levels of clients.

9.1. Bradesco Corporate

Present in the main Brazilian cities, by means of its platforms, it develops specialized relationship to large economic groups, whose annual sales exceed R$180 million. The principle of the partnership is an important differential not only to Corporate itself as to its area Asian Desk, generating the best results.

R$85.304	billion is the total of funds managed by the area, comprising 1,286 economic groups.

9.2. Bradesco Empresas (Middle Market)

Focused on companies with annual sales between R$15 million and R$180 million, it offers business management, such as Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations.

R$31.367	billion is the total of funds managed by the area, among the loan operations, guarantees, deposits, funds and collection, comprising 22,729 companies in all the sectors of the economy.

9.3. Bradesco Private Banking

Specialized structure to assist wealthy individuals, with minimum availability of R$1 million for investments, Bradesco Private Banking provides customized assistance and fully focused on equity appreciation, advising as to the best alternatives for each type of client. In December 2006, this division managed R$22 billion, out of a total of 4 thousand clients.

9.4. Bradesco Prime

Directed to individuals with monthly income as from R$4 thousand or availability of investment higher than R$50 thousand, Bradesco Prime provides customized assistance, full financial advisory services, as well as distinguished Products and Services. With a Customer Service Network exclusive for the segment, at the end of the year there were 208 Prime Branches distributed all over the country, especially projected to provide comfort and privacy to over 344 thousand clients.

9.5. Bradesco Varejo (Retail)

By keeping the vocation cultivated since its beginning, the Bank maintains the Retail segment as strategic and a priority, with quality assistance to the entire population. In this traditional operation field the interests of the Brazilian society converge with Bradesco’s, which reaches the possible largest number of companies and people, in all regions of the country, including those with lower development level, reflecting the effort it makes in the democratization of banking products and services. In December 2006, the segment served more than 16 million account holders.

9.6. Banco Postal

Banco Postal is the brand by means of which Bradesco offers its products and services in almost all Brazilian municipalities, in partnership with the Brazilian Postal Company. It contributes to the progress of local populations, especially in places with no Banking Network, becoming a dynamic conductor of market expansion in view of its capacity to include new consumers of financial services, including as financing and loan takers, in addition to becoming an important support to Bradesco’s Clients all around Brazil. Since is creation, in 2002, more than 4,800 cities in all regions of the Country started having access to these services.

9.7. Bradesco Expresso

Always focused on democratization of banking products and services, Bradesco also holds a partnership with several commercial establishments, such as Supermarkets, Drugstores, Department Stores, Bakeries and other retail chains, offering clients and the community in general the convenience of customer services closer to their home or work place.

10. Organizational Structure

10.1. Bradesco’s Customer Service Network

Designed to provide suitable standards of efficiency and quality, Bradesco Organization’s Customer Service Network is present all over Brazil.

With large and modern Self-Service Offices, with extended working hours and diversified equipment, Bradesco’s Branches stand out for the functionality and comfort of their environment, saving the client’s time, facilitating and speeding up his/her operations. At Bradeco Prime Branches, with personalized treatment and an exclusive environment, clients have customized service and complete financial advisory service. Bradesco Empresas (middle market) offers similar assistance, provided with quality and specialization.

With 24,099 machines, 22,896 of them operating also on the weekends and holidays, distributed in strategic parts of the country, Bradesco Dia&Noite Self-Service Network provides fast and practical access to a diversified range of products and services. Holders of debit cards in checking or savings accounts may also make withdrawal operations, issuance of statements and balance consultation in the 3,201 machines of Banco24Horas, in 2,990 outlets.

Bradesco Dia&Noite also enables access for people with special needs by means of Internet Banking, customized service to the hearing impaired with digital language in Fone Fácil, access to wheelchair users and visually-impaired individuals in the Self-Service.

Bradesco Portal, comprised by a set of 43 websites, with 30 institutional ones and 13 transactional ones, provides high technology to over 7.763 million registered users, also with the Bradesco Security Keys System – Electronic and Card. It allows access to 681 modalities of operations.

With services exclusively focused on Corporations, Bradesco Net Empresa provides wide safety for banking transactions, by means of a Digital Certificate with electronic signature and Bradesco Electronic Safety Keys System. The 439,841 registered companies optimize the financial management of their businesses, with 301 types of operations, such as transactions in checking and savings account, payments, collections and file transfers.

Bradesco ShopInvest website allows, among several options, to make investments on the Stock Exchanges, with online quotations, and also investments and redemptions, calculation simulations, acquisition of certificated savings plans, supplementary private pension plans and it also provides information for the follow-up of the financial market.

With detailed information about the lines offered, the Loans and Financings website – ShopCredit –provides clients (individual and corporate clients) with the Bank’s complete portfolio. It also allows the use of calculation simulators for operations of Individual Loan, CDC, Leasing, Real Estate Loan, Rural Loan, Finame, among others.

By means of Bradesco Celular channel, the mobile technology, the client can interact with the Bank and make payments of bills, transfers between accounts, cell phone recharge, consultations of balances and obtain information about insurance, certificated savings plans, indexes, financial market quotations and profitability and Investment Funds.

Focused on serving the Executive, Legislative and Judiciary Powers, within the Federal, State and Municipal scope, Bradesco Poder Público website comprises the Bank’s products and services, with solutions of payments and receipts and in the Human Resources area, providing access to Bradesco Net Empresa.

With economic information and specialized analyses that facilitate the management of funds of Brazilians who intend to go to Japan, or who are living there and intend to go back to Brazil, Bradesco Nikkei website provides solutions of products and services to these clients and users.

In addition to the website which hosts all its products, www.bradesco.com.br, the Bank has specific websites to serve clients of the Bradesco Prime, Private, Empresas and Corporate segments.

Fone Fácil Bradesco enables phone access day and night, seven days a week, with convenience, quickness and safety, in which the client, by means of electronic and customized service, may obtain information, make transactions and acquire products and services related to his/her checking account, savings account and credit cards. In the year, it reached 284.335 million calls and 5.064 million items traded.

The capacity and efficiency of this wide and integrated structure may be evaluated by the daily average of 11.879 million transactions made by clients and users. There are 2.420 million on the Counters and 9.459 million (79.62%) through convenience channels, such as Bradesco Dia&Noite Self-Service, Internet and Fone Fácil.

Bradesco Organization’s Network, on December 31, was comprised of 22,177 service branches, as follows:

3,008	Branches in the country (3,007 Bradesco and 1 Banco Finasa);

3	Branches Overseas, 1 in New York, 1 in Grand Cayman, and 1 in Nassau, in the Bahamas (Boavista);

5
Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Luxembourg S.A., in Luxembourg; Bradesco Securities, Inc., in New York; Bradesco Services Co., Ltd., in Tokyo; and Cidade Capital Markets Ltd., in Grand Cayman);

5,585	Banco Postal branches;

8,113	Bradesco Expresso Outlets;

2,540	Outplaced terminals of Bradesco Dia&Noite (self-service network);

2,542	Corporate site branches; and

381
Finasa Promotora de Vendas’ branches, a company present in 16,839 car dealers and 23,054 stores trading furniture and home décor, tourism, autoparts and information technology equipment and programs, home building material, telephony, among others.

10.2. Bradesco Ombudsman

A natural evolution of pioneer “Alô Bradesco", created in April 1985, the Bank established, in 2005, the Ombudsman Area to make the open and direct dialogue with clients and users even more decisive in the definition of relationship strategies. A special emphasis is given to the capture of trends that enable to anticipate procedures compatible with new market demands.

Five years before the edition of the Consumer Defense Code, “Alô Bradesco”, the Financial Market’s first Communication Channel with the public, already recorded and gave appropriate treatment to suggestions and complaints, affirming the Organization’s option for transparency and conciliation of interests. The Ombudsman, in addition to direct contact, is responsible for the manifestations received by means of the Brazilian Central Bank, Procon, the press and letters, a new step ahead, strengthening commitments to client’s satisfaction.

136,383	contacts registered in 2006.

11. Bradesco’s Companies

11.1. Insurance, Private Pension Plans and Certificated Savings Plans

With its path connected to innovation, in the launch and improvement of several products in the Areas of Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, Grupo Bradesco de Seguros e Previdência, managed by Bradesco Seguros S.A., has a leading position among the conglomerates that operate in the sector in Latin America.

R$2.159
billion was the Net Income of the Insurance, Supplementary Private Pension Plans and Certificated Savings Plans segment in 2006, with a 29.78% profitability and stockholders’ equity of R$ 7.250 billion.

R$60.558	billion amounted the total assets.

R$55.297	billion amounted the free investments and for coverage of Technical Provisions.

R$17.604	billion were the Net Revenues from the Insurance and Private Pension Plans activities.

R$1.418
billion was the sales from the Certificated Savings Plans activity, distributing premiums at the total amount of R$40.468 million, related to 3,524 bonds drawn in a portfolio which, at the end of the year, recorded 14.169 million active bonds.

11.2. BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

With a high level of specialization, BEM is devoted to the asset management in the institutional segment.

R$18.031	billion as of December 31, was distributed into 147 Investment Funds and 6 Managed Portfolios, amounting to 2,749 investors.

11.3. Banco Finasa S.A.

It operates as Bradesco Organization’s financing company, making operations of Consumer Direct Lending and Personal Loan and promoting, by means of its wholly-owned subsidiary, Finasa Promotora de Vendas Ltda., the relationship with car dealers and stores commercializing durable and semi-durable goods and services.

R$237.623	million was the Recurring Net Income for 2006.

R$21.262	billion were the Consolidated Assets, 20.68% increase over the previous year.

R$18.455	billion was the balance of loan operations, up 24.38% over December 2005.

11.4. Leasing Bradesco

In a competitive way, it holds a place in the market among the leaders of the sector, with experience in the implementation of operational agreements with large manufacturers and resellers, especially focused on businesses with vehicles, machines and equipment.

R$3.920	billion was the balance invested on 12.31.2006, from 71,857 operations contracted in 2006.

111,154	leasing agreements were in force, at the end of 2006, characterizing a high level of distribution of businesses.

11.5. Bradesco Administradora de Consórcios Ltda.

Bradesco Consórcios, which has in the safety of the Bradesco Branch a strong competitive edge, consolidated its leadership in the segments of Automobiles and Real Estate and has been building an outstanding position in the segment of Trucks and Tractors. The growth, which started in 2003, of the total quotas placed, reflects the result of the continuous and determined work of the wide Customer Service Network.

289,453	quotas were traded until December 31, ensuring Bradesco’s leadership in the real estate and automobile segments.

R$8.912	billion was the sales amount in 2006.

11.6. Bankpar (Operations with American Express Credit Card)

A result of the partnership with American Express Company, Bradesco, by means of the acquisition of Bankpar, took over all the operations, in Brazil, related to credit cards and similar activities, with the exclusive right for the issuance of cards of the Centurion line, for the minimum term of 10 years, and the management of the network of authorized establishments of Amex Cards.

11.7. Banco Bradesco BBI S.A.

With the strong purpose to consolidate, focus and develop new niches in the activities related to the domestic and foreign capital markets, Bradesco established in February 2006 BBI, the Investment Bank, which has as mission to operate the areas of Capital Markets, Mergers and Acquisitions, Project Financing, Structured Operations and Treasury, taking care of the structure, origination, distribution and asset management businesses, financial flows and stocks of clients. In addition to these activities, BBI coordinates the operations of Bram Asset Management, Bradesco Corretora de Títulos e Valores Mobiliários, Bradesco Securities and Bradesco Private.

Specialized in the pursuit of the best alternatives for capitalization of companies and expansion of their businesses, along with high quality services to investors, it coordinated, in 2006, 28.60% of the volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission.

R$30.014
billion was the total funds coordinated in 2006, in primary and secondary operations of stocks, debentures and promissory notes, and R$1.697 billion the amount in operations of Investment Funds in Credit Rights.

BRAM – Bradesco Asset Management S.A. DTVM

With an outstanding share in the asset management market, BRAM uses all its experience and specialization in several segments, such as Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors.

R$129.077	billion, on December 31, distributed in 416 Investment Funds and 98 Managed Portfolios, reaching 3.331 million investors.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Structured to serve clients from all over the country, Bradesco Corretora is an outstanding brokerage firm in the Brazilian market, with significant participation in Bovespa’s trading floors and an expressive growth in its operations through the Internet (Home Broker). It also holds a privileged position on BM&F –Brazilian Mercantile and Futures Exchange, as one of the brokers with the largest trading volume.

The services of investment analysis and economic conjuncture are among its competitive advantages. It also represents non-resident investors in the country in operations made in the financial and capital markets, in the management of investment clubs and in the custody for individuals and non-institutional legal entities.

It has an exclusive Automatic System for Trading of Stocks – SANA which is structured to facilitate the participation of the small investor in the stock market, making it easier to buy and sell stocks on the Exchange, in small lots, through computer terminals in Bradesco Branches Network. It also operates in the intermediation of public offerings.

With the provision of Market Maker services, it ensures minimum liquidity and price reference of stocks of companies traded on Bovespa and offers the Direct Treasury Program, which allows individuals to invest in Federal Government Bonds through the Internet, by registering at Bradesco Corretora by means of the website www.bradesco.com.br.

R$25.852	billion was the total traded by Bradesco Corretora at Bovespa’s trading floors, corresponding to 853,414 stock call and put orders, serving in the year 57,091 investors.

2.550	million of contracts were traded on BM&F, representing a financial volume of R$ 207.890 billion.

R$4.296	billion was the amount traded at Home Broker, corresponding to 603,559 stock call and put orders. There were 62,369 clients registered on December 31.

24,804	clients were registered on 12.31.2006 in the Fungible Custody Portfolio.

Bradesco Securities, Inc.

It operates as broker dealer in the North American market, in the distribution of government and private bonds to international investors. It also serves local clients in the intermediation of stocks, through ADRs, as well as stocks listed on North American Exchanges.

Private Banking

With customized assistance, by means of highly qualified and specialized professionals, it provides its clients, wealthy individuals, with minimum availability of R$1 million for investments, an exclusive line of products and services, complemented by asset allocation advisory services, fiscal, tax and successory guidance.

12. Corporate Governance

Bradesco has been constantly improving its Corporate Governance practices, aiming at the quality of management, in order to pursue the satisfaction of its stockholders, investors, clients, suppliers, employees, the community and other stakeholders, always under the support of the Organization’s sustainability.

Stockholders are ensured, as mandatory minimum dividend, 30% of the adjusted net income, a percentage higher than the minimum percentage of 25% set forth in Law no. 6,404/76. Preferred stocks are ensured dividends 10% higher than the ones attributed to common stocks. Over the past years, the Bank paid a percentage higher than the mandatory percentage of 30%.

The initial milestone of its Governance was the listing of stocks on the Bovespa, in November 1946, a little more than three years after its foundation.

There are several initiatives that show the respect of Bradesco for all those it has a relationship, such as:

  first Bank to distribute monthly dividends, as from January 1970;
  in April 1985, it launched the Alô Bradesco service, currently Bradesco Ombudsman;
  preferred stocks started being traded on the New York Stock Exchange in June 1997, through Level I
  ADRs, and, in November 2001, through Level II ADRs;
  in February 2001, its preferred stocks also started being listed on LATIBEX – Madrid Stock Exchange – Spain;
  in June 2001, it voluntarily adhered to Level I of Bovespa’s Differentiated Corporate Governance Practices;
  in June 2003, it established the Codes of Corporate and Sector Ethics for the Areas of Accounting and Financial Management and the Committees of Ethical Conduct and Disclosure;
  the presence, since June 2003, of 2 independent members in the Board of Directors, representing the minority stockholders Banco Bilbao Viscaya Argentaria (BBVA), from Spain, and Banco Espírito Santo (BES), from Portugal;
  in December 2003, it established 100% Tag Along for common stocks and 80% for preferred stocks, as well as the Audit, Internal Controls and Compliance and Compensation Committees; and
  in June 2005, it received the AA rating – Great Corporate Governance Practices – from Austin Rating.

In May 2006, the Board of Directors formalized the “Corporate Governance Policy” and established the “Corporate Governance Executive Committee” of Bradesco Organization.

While the Policy draws the initiatives to make effective the Corporate Responsibility, Ethics, Transparency, Equity and Accountability, so that Bradesco ranks among the leading companies that practice good Governance in the domestic and foreign markets, pursuing solidity and sustainability of businesses, the Committee has as purpose to advise the Board of Executive Officers as to the compliance with the referred Policy.

It is worth pointing out that in October 2006 Bradesco’s stocks started integrating FTSE LATIBEX BRASIL, new index launched by Spanish Exchanges and Markets (BME) and FTSE Group (FTSE).

At the Annual Stockholders’ Meeting held on March 27, it was resolved on the maintenance of the Fiscal Council, composed of 3 sitting and alternate members, with term of office until 2007, with 1 sitting member and his/her alternate chosen among preferred stockholders.

The Organization has focused on the quality of its controls and, given the importance of the internal audit in this sense, it decided, in the context of the best practices, to formalize the establishment of the International Audit Area, dedicated to the Premises Abroad and to the relationship with local Regulatory Bodies.

In the period, it is also important to mention that Bradesco Organization, in compliance with Instruction no. 381, of the Brazilian Securities and Exchange Commission, did not contract or had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit on levels higher than 5% of the total costs. The policy adopted complies with the principles preserving the Auditor’s independence, in accordance with internationally accepted criteria, which are: the auditor must neither audit his/her own work, nor exercise managerial functions in his/her client or promote his/her client’s interests.

12.1. Internal Controls and Compliance

The Internal Controls and Compliance System adopted by Bradesco Organization is an important instrument for risk management and Corporate Governance.

In the wide sense, it is a structured process that comprises the Board of Directors, the Committees that advise it, the Board of Executive Officers, the Managers and all the Organization’s employees, with the purpose of allowing a safer, more adequate and efficient conduction of businesses and in line with the regulation set forth by the National Monetary Council.

The Organization has evaluated the flows of its processes and systems and at the same time it has regularly made adherence tests to measure the effectiveness of existing controls, with full involvement of the Areas, the Internal Controls and Compliance and Audit Committees and, with occasional reports, to the Board of Directors. The work is aligned with the main control frameworks, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission and COBIT – Control Objectives for Information and Related Technology, which comprise Business and Technology aspects, respectively, as well as meeting the requirements set forth by PCAOB – Public Company Accounting Oversight Board and fully complies with the requirements of Sarbanes-Oxley Act.

The designs of the internal controls processes are adequate and deficiencies that compromise its certification, as set forth in Sarbanes-Oxley Act, have not been identified, and adherence tests to the processes have been made, for the issuance of a report with reference date as of December 31, 2006, to be filed at the Securities and Exchange Commission – SEC, jointly with the related financial statements in US GAAP.

Money “Laundering” Prevention

Bradesco adopts a series of measures to fight against cases of corruption and use of the Financial System for illegal businesses, including terrorism. To avoid the use of its structure for these purposes, it maintains a policy, specific process and systems of control and money “laundering” prevention.

The Know you Client policy, the strong investments in training, processes and systems of control and monitoring of operations enable the appropriate identification of atypical situations which, after analyzed by a team of specialists, are not sent for evaluation of a Commission as to the relevance of submission of the cases to the proper authorities, whether the operation has been carried out or not, once the business units have all the autonomy to refuse businesses and operations considered suspicious or atypical, and the refused proposal of atypical businesses is, at any rate, reported to the Commission. An Executive Committee meets at least quarterly to evaluate the progress of works and the adoptions of measures required for the maintenance of works, in line with the best international practices concerning the prevention and fight against money “laundering” and terrorism.

These actions are also in line with the policy defined by the Senior Management and enable to protect the Institution, managers, stockholders, clients and employees.

SPB (Brazilian Payment System) Management

The SPB has as purpose to ensure the execution of the messages transmitted between Bradesco Institutions and the entities participating in this System. The control is exercised in real time, by means of applications in Mainframe and Low Platform, which allow the identifications of the conclusion of any message traded by the System. It is provided with contingency instruments, including a second operational environment in a different place than the main site.

To attribute greater safety and reliability in the transactions and reduce operating risk represented by the undue outflow of funds, Bradesco also has a Transactions Legitimation System through TED – Available Electronic Transfer. It also has a PCN – Business Continuity Plan, documented in a specific tool and with corporate access, comprising scenarios and predefined actions, which enable the reduction of systemic unavailability risk.

Information Security

The effective protection of information assets, constituted by data bases, by information technology environments, documents, files, safety copies of systems, controlled accesses to systems and information and protection in data generation and traffic, among other safety management tools, are covered in Bradesco’s Corporate Policy and Rules for Information Security.

The restricted information and with exclusive interest of clients, as well as the Organization’s strategic information, are internally treated with absolute secrecy and receive total protection by means of internal controls and computerized systems. With the purpose of preserving total adherence to these procedures, programs of training, awareness and reviews of the policies are continuously maintained.

12.2. Transparency and Disclosure of Information Policies

Aiming at the relationship with the general market, based on the disclosure of transparent and quality information, Bradesco Organization produces a series of periodical publications.

The Bank publishes, each quarter, the Report on Economic and Financial Analysis, a compilation of the information most required by specialized readers, and, annually, the Management Report and the Sustainability Report. It also distributes, on a quarterly basis, “Acionista Sempre em Dia”, with 35 thousand copies; “Bradesco Magazine”, 26 thousand; and “Bradesco Rural Magazine”, 5 thousand, all of them focused on the external public; as well as the newsletter “Cliente Sempre em Dia”, with 700 thousand monthly copies.

12.3. Investor Relations – IR

Transparency is the fundamental milestone in Bradesco’s relation with stockholders, investors and market professionals. In this context, it provides clear, timely and abundant information, available on its Investor Relations website, www.bradesco.com.br/ri, in the Portuguese, English and Spanish versions. Besides benefiting the market in the right evaluation of Bradesco, it maintains the Bank’s Management informed on opinions of the financial community about its performance.

The active profile of the area allows a fast, transparent and quality assistance to investors, clients and all those searching for information on Bradesco, providing a high-level relationship with national and international individuals and corporations.

Stockholders, investors and market analysts also count on the option of getting to know better the Bank’s performance at Apimec Meetings, which are carried out during the year. In 2006, 14 meetings were promoted.

In the period, 128 internal and external meetings with analysts were promoted, in addition to 5 conference calls, 7 events abroad and 900 assistances by means of “Fale com o RI”, on the webpage.

13. Risk Management

Directly subordinated to an Executive Officer and to the Presidency of the Bank and exercised independently, risk management involves an integrated set of controls and processes, comprising credit risk, market risk and operational risk. As a principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Senior Management.

13.1. Credit Risk

The Credit Risk management at the Organization, in line with the best practices, always recognizing the Brazilian market reality, is a continuous and evolutional process of mapping, standardization and diagnosis of models, instruments, policies and procedures in force, requiring a high level of discipline and control in the analyses of operations carried out, preserving the integrity and the independence of the processes. It also aims to comply with the requirements proposed in the New Basel Accord.

13.2. Market Risk

Based on methodologies and models aligned with the best practices of the domestic and foreign markets, market risk is carefully followed, evaluated and managed, also complying with the recommendations and rules of the regulatory bodies. The market risk management policy is conservative, and the VaR ( Value at Risk) limits are defined by the Senior Management and monitored, daily, in an independent manner.

13.3. Operating Risk Management

Bradesco Organization considers the Operating Risk management activity fundamental for the generation of added value, and its success is based on the dissemination of the culture, availability of tools, disclosure of policies and implementation of corporate methodologies. These assumptions enable the improvement of internal processes, as well the support to business areas, with the purpose of improving operating efficiency and reducing capital committal.

With continuous alignment work to the best market practices in operating risk management, Bradesco is ready to comply with the orientations of the New Basel Capital Accord, according to the schedule established by the Brazilian Central Bank. The Organization’s goal is to be qualified for the Capital Allocation Model by the Advanced Internal Measurement Approach (AMA), for the adoption of this method will result in a smaller capital allocation.

It is important to mention the development process of a new corporate systemic platform, which will integrate in a single data base information of Operating Risk and Internal Controls, also comprising the requirements established by Sarbanes-Oxley Act, Section 404.

13.4. Risk Factors and Critical Accounting Policies

To ensure the constant tune with the best international transparency and corporate governance practices, Bradesco has disclosed risk factors and critical accounting practices, in conformity with the financial statements in the North American format –US GAAP, related to probable political-economic situations sensitive to the domestic and foreign markets and which can directly impact the day-today of operations and, consequently, the Bank’s financial condition, in the Report on Economic and Financial Analysis available on the website www.bradesco.com.br/ri.

14. Intangible Assets

Although the Organization does not record its intangible assets, there are evidences of the perception of their magnitude by investors and that can be found in the significant difference between Bradesco’s Equity Book Value at the end of the year, R$24.636 billion, and its Market Value, R$84.801 billion, calculated based on the quotation of its stocks on Bovespa, representing 3.44 times the Stockholders’ Equity.

All the strategic planning developed takes into account, for the establishment of realistic goals, the trust that the Bradesco Brand inspires; its image of solidity, tradition, reliability and good governance; a strong corporate culture; the scale reached in its businesses; the range of relationship channels existing between the different publics and the Organization; an innovative Information Technology policy; the wide diversification of products and services offered and its wide Customer Service Network, which covers the entire country and transcends its frontiers; a dynamic and responsible social-environmental responsibility policy; a vigorous Human Resources policy; and the well known “closed career”, in force since its origins and that: a) provides a more solid relationship among all employees; b) increases, as a consequence, the level of trust among them; c) shows professional development opportunities; d) substantially reduces the personnel turnover index and costs linked to it; and e) sows, on all levels, a long-term vision, a necessary sustainability introduction.

14.1. Bradesco Brand

A research of The Banker magazine, the world’s most prestigious publication of the financial sector, and of Brand Finance, the largest international branch consulting firm, evaluated Bradesco as Latin America’s most valuable brand of the banking sector, with the “very strong”, AA rating, higher than the other Brazilian banks evaluated.

14.2. Human Resources – Intellectual Capital

The characteristics of service provider and market leader, present at Bradesco Organization, ensure a vital importance to its human capital, in terms of qualification, motivation and commitment, virtues that guide the action of the Human Resources Management Policy, by developing, permanently, training and qualification programs, with focus on the diversification and excellence in service provision. The courses are mainly focused on the operational, technical and behavioral areas, serving everyone with the same quality standard.

The Human Resources Management Policy permanently involves 63,163 employees at Banco Bradesco and 16,143 in the Subsidiaries.

With the purpose of improving and deepening the study of themes related to the demands of the markets, economic scenarios and requirements of technological advances, they count on teams of specialized instructors and on the support of the appropriate infrastructure.

One outstanding initiative is TreiNet – Training through the Internet/Intranet – which provides employees with the possibility of acquiring new distance knowledge, in a comprehensive manner. In 2006, it gathered more than 940 thousand participations, showing the incentive to its dissemination.

At the same time, Management Development programs are conducted through specialization courses in the Economics, Business Administration and Law areas, including on post-graduate level. These programs, in partnership with Consulting Companies, Universities and Business Schools, allow the updating and advancing of learning.

Bradesco’s internal communication deserves special emphasis, since it is the link with all the process of strengthening the communication culture. It discloses, objectively and consistently, strategic positions, information, concepts, and, above all, the values and advances of the organizational structure. In this context, TV Bradesco stands out on all levels, for its efforts to constitute, integrate and motivate the staff, in addition to the publications “Interação”, which is sent in a personalized manner to each employee, and “Sempre em Dia” – a daily paper; both are also available in electronic format on the Intranet –the Bank’s Internal Services.

The benefits aiming at improving the employees’ and their dependents’ quality of life, welfare and safety covered, at the end of the year, 175,916 lives. Among these benefits, the main are:

  Health Care Insurance;
  Dental Care Insurance;
  Supplementary Private Pension Plan;
  Group Life and Personal Accidents Insurance; and
  Group Car Insurance.

As a result of that work, Bradesco was listed for the seventh time in Guia Exame – Você S/A 2006 –The Best Companies to Work for and for the fourth consecutive time in the ranking The Best Companies for Women to Work for, both promoted by Exame and Você S/A magazines, in partnership with Fundação Instituto de Administração – FIA, in addition to being listed in the ranking of the 100 Best Companies to Work for in Brazil, of Época magazine, in partnership with Great Place to Work Institute Brazil. For the third year, Bradesco was also highlighted in the survey The Best in People Management conducted by Valor Carreira magazine, published by Valor Econômico newspaper, with technical support of Hay Group, directly listening to employees. Once again, these acknowledgments reaffirm all the employees’ motivation in their place of work, the efficiency of the management model, the benefits offered and the opportunities of career advancement.

R$57.873	million invested in 2006 in Training Programs, with 1,167,743 participants.

R$494.387	million invested in the Food Program, with daily supply of 102,405 snacks and 73,538 meal vouchers.

3.894	million medical and hospital consultations.

645,042	dental consultations during the year.

14.3. Information Technology

Characterized by its pioneering work, Information Technology is one of the core pillars of Bradesco Organization’s strategy to give sustainability and boost the business, allowing the clients easy access to innovative, easy-to-use, quality services, with safety.

With a fully secured infrastructure, relying on a highly technological standard and guided by the best practices, it has a processing capacity, in its central computers, higher than 76,000 Mips (million instructions per second). There are more than 5,000 application program servers processed in other platforms and almost 12,000 telecommunications services, whose data storage capacity is close to 3 Petabyts (three quadrillion characters), recording the average of 163 million transactions, in addition to 8.7 billion registrations processed in the managements systems, a day, with measured availability above 99.7% .

R$1.826	billion investments aiming at its maintenance, expansion and innovation amounted to in the year.

15. Marketing

The marketing strategy adopted by Bradesco along the year showed outstanding innovations and significant results. The “Complete Bank” concept, adopted in the previous year, established itself in the competitive financial market. The mission of being a bank that can help make its clients’ lives equally complete, projected itself in the product and service positioning, such as Loans, Investments, Insurance and Private Pension Plans.

That concept went beyond the traditional parameters of the Bank’s campaigns, and evolved into segmented actions, with Prime, Verão Completo Bradesco and the remarkable Social-environmental Responsibility work developed over 50 years ago by the Organization. As from March, with the Complete slogan also in the social area, the campaign had a national visibility, extending the disclosure, to several publics, of the Institution’s work in areas such as education, sports and environment, showing a modern, human and multifunctional Bank, committed to sustainability.

In July, the commercial with “Cirque Du Soleil” generated a new impact for the Complete Bradesco campaign, becoming the most efficient advertisement of the month and the most remembered Brand of the sector. The communication strategy adopted with the exclusive sponsorship to the first tour of the Canadian troupe in Brazil, helped to place Bradesco as the Country’s most remembered brand, according to the Top of Mind research, of the Brazilian Association of Advertisers (ABA)/Top Brands.

In December, for the eleventh consecutive year, Grupo Bradesco de Seguros e Previdência offered its “Christmas Tree” to the city of Rio de Janeiro. Strategically set up in Lagoa Rodrigo de Freitas, the Tree already takes part in the calendar of tourist attractions of the municipality and had as innovation, in line with the social-environmental responsibility principles, the use of a generator operated with Biodiesel.

With a language joining creativity and emotion, the end-of-the-year movie of Bradesco showed basic values of society, both in the personal field as well as related to social and environmental issues, always searching for a better world.

531
regional, sector and professional events all around the Country, including business fairs, seminars, congresses and cultural and communitarian events, which counted on the participation of Bradesco in 2006.

16. Bradesco Organization’s Social-environmental Action

16.1. Social-environmental Responsibility

The social-environmental issue and its impacts on the Country’s economic development play an important role in Bradesco’s strategic planning. The Bank adopted the revised version of the Equator Principles, confirming the commitment to evaluate every project financing higher than US$10 million. It was the first Bank to launch the measurement program of its direct and indirect participation in the emission of carbon dioxide (CO2) in the atmosphere, with the purpose of neutralizing this production, and, among its consumption materials, it started using recycled paper also to make check books, printed with the same safety, quality and reliability already proved by all the market. Currently, around 90% of the consumed paper is recycled.

Bradesco also obtained ISO 14001 Certification, granted to companies with proved support practices to the planet sustainability preservation, and Certification of Rule OHSAS 18001 of Occupational Safety and Health, which enables to establish and develop conditions that contribute to a safe and healthy work environment, both for Bradesco Avenida Paulista Building, in the city of São Paulo.

In 2006, Bradesco continued to enter into partnerships, supporting several initiatives, such as Teleton, a TV marathon focused on raising funds to AACD – Association for Assistance to Disabled Children, and Fundação Dorina Nowill, which promotes social inclusion of the visually impaired. Thus, it has increased the scope of its actions and contributions in the social filed, emphasizing the values of citizenship.

By means of products, such as credit card, certificated savings plans and supplementary private pension plans, plus donations, Bradesco invested approximately R$49 million in programs led by Fundação Bradesco SOS Mata Atlântica, an entity with the mission to maintain the natural, historic and cultural heritages in remaining areas of Mata Atlântica. The partnership has already allowed the planting of more than 17 million trees.

The Bank also became the first Company of Latin America to receive AAA+ rating from the highly respected Spanish company of research and evaluation Management & Excellence and started integrating the Dow Jones Sustainability Index of the New York Stock Exchange. It was also selected to integrate the new stock portfolio of ISE – Bovespa’s Corporate Sustainability Index, of which it has taken part since its creation.

At the same time, in order to contribute to the dissemination of the social-environmental responsibility practices, Bradesco has been holding, within the scope of its relationships, meetings with suppliers of products and services it consumes, of the most different segments, aiming at the diffusion and awareness about the vital importance of this issue. With this program, the Bank foresees to reach its more than 1.5 thousand suppliers in two years.

The Social-environmental Responsibility Corporate Policy, which sets forth the guidelines on the theme, is available on the Bank’s new Social-environmental Responsibility website, www.bradesco.com.br/rsa, increasing the visibility of the Organization’s actions directed towards sustainable development.

16.2. Fundação Bradesco

Present in all Brazilian States and the Federal District, Fundação Bradesco celebrated its 50th anniversary in November as the Organization’s main instrument of social action, Brazil’s largest private social project and one of the largest ones of the world. Its 40 Schools, set up mainly in regions with social-economic needs, provide free and quality education to children, youngsters and adults, graduating more than 662 thousand students.

Increasing its operation each year, in 2006 it assisted more than 108 thousand students, including those attending courses of education for youngsters and adults and professional education. It ensured, also on a free basis, food, uniform, school supply and medical-dental care to preschool, elementary school, middle school, high school and technical professional education students, totaling more than 50 thousand students.

The approval rate at Fundação Bradesco’s Schools has reached, on the average of the last six years, 96%, equivalent to the best international parameters.

With the purpose of meeting the constant challenges of updating, qualification and requalification of workers, with different education levels, Fundação Bradesco offers courses focused on Initial and Continuing Formation of Workers, increasing solid bonds with regional markets and the specific interests of the communities. There are more than 100 options of free courses, with flexible programs, modeled with the purpose of qualifying participants to undertake their own business or conquer better positions in the job market. In this outlook, we can point out the courses in the area of Graphics Technology, Agribusiness, Business Management, Information Technology, Fashion, Leisure and Development.

On March 19, all units of Fundação Bradesco promoted the “National Day of the Volunteering Action”, involving around 21 thousand volunteers in more than 150 stations, which included Public Schools and Digital Inclusion Centers – CIDs, serving more than 1 million people in the areas of citizenship, education, leisure, sports and environment.

The alliances consolidated over the years allowed Fundação Bradesco to increase its achievements, focusing on special programs aimed at democratizing and updating knowledge. We point out the partnerships in the Digital Inclusion Program, which in the year served more than 25 thousand people in 48 CIDs, 3 of which in Indian communities. With the Media Lab, Research Center of MIT –Massachusetts Institute of Technology, it developed projects of technology integration with social issues. ID Lab (Development Laboratory) is another project in which students of MIT, USP and Fundação Bradesco work together to implement technologies in the Javaés Indian community, in Canuanã, State of Tocantins. With Fundação Roberto Marinho, of Organizações Globo, it has maintained, since 1997, as founding partner, Canal Futura – “The Knowledge Channel”, currently reaching around 20 million TV viewers.

With Bovespa it entered into a partnership for the assistance of 36,500 elementary school, middle school, high school and technical professional education students in Educar program, focused on financial, school and family education. And with the Secretariat of the Federal Revenue of the State of São Paulo (8th RF), for the implementation of the National Fiscal Education Program, a result of the joint work of the Ministries of Finance and Education and of the Secretariats of Revenue, of the National Treasury and of Education, to offer fiscal education courses to students, their families and communities where their Schools are.

In the E-Learning system, the Virtual School of Fundação Bradesco provides, jointly with the Companies NIIT and ABAN, from India, and Micropower, around 184 information technology courses for more than 60 thousand students. Cisco Networking Academy Project, developed in partnership with Cisco Systems, provided qualification for 13 thousand students, for installation, projects and management of computer networks.

The Information Technology Program for the Visually Impaired, implemented eight years ago, has already assisted more than 7.4 thousand students, and the Programs "Intel Educação para o Futuro" and “Intel Aprender” complete the list of initiatives in the technology area, serving more than 46 thousand educators and 12 thousand youngsters, respectively. In the “Alfabetização Solidária Program”, it has contributed, since 1998, for the literacy of around 6 thousand Brazilians each year in the North and Northeast regions.

Consolidating the work with Fundação SOS Mata Atlântica, it counts on ten nurseries for the seedling production in schools, aiming at the promotion of environmental education and reforestation actions.

The depth and reach of Fundação Bradesco’s social actions deserve acknowledgment in several awards, such as E-Learning Brasil 2006, in the Star Educational Category and as a Relevant National Contribution – Diamond, for the work in distance education for consecutive years; projects that took part in IV FEBRACE – Brazilian Science and Engineering Fair, promoted by USP, awarded and accepted for the international Science exhibition in Mexico; 2nd place in the Scientific Research Category conquered by high school students in the International Robotics Championship First Lego League – FLL, held in Atlanta, USA; Victor Civita 2006 – Educador Nota 10 award for a teacher from the School of Laguna, State of Santa Catarina; 2nd place, in the education segment, in the 2006 IT Leaders Award.

Fundação Bradesco develops a work of proven influence in the increase of the life quality level of the communities where it operates, being a “socially responsible investment”, in the best meaning of the term. Furthermore, it represents an unmistakable form of wealth distribution generated within the scope of the Organization, since its main source of funds comes from its interest as stockholder of Bradesco.

R$183.917
million summed up the budget of Fundação Bradesco used in 2006, and in 2007, the amount of R$189.851 million is estimated to assist more than 108 thousand students. The investment accumulated over the past ten years was R$3.033 billion in restated amounts.

R$71.646
million was the other investments made in 2006 by Bradesco Organization, in social projects destined to the communities, concerned with education, arts, culture, sports, health, sanitation, action against hunger and food safety.

16.3. Finasa Sports Program

Developed by Bradesco Organization, Finasa Sports Program, with more than 19 years of existence, was consolidated by its seriousness and became a benchmark in the qualification of youngsters, using volleyball and basketball as social inclusion instruments. Currently it assists 2,800 girls, from 9 to 17 years old, duly enrolled in schools and with proven frequency to classes.

It is structured in 51 qualification centers in the city of Osasco, distributed trough public Schools, sport centers of the municipality, at Fundação Bradesco’s School, among others.

The interaction with the community has been one of the main milestones of this work, which considers sports much more than a path to find vocations or create athletes, but a base for the full exercise of citizenship.

17. Acknowledgments

Ratings – In 2006, Bradesco was distinguished with the highest evaluation indexes attributed to Brazilian Banks, by national and international rating agencies. We point out the improvement of the ratings attributed by: Standard & Poor’s Rating Services, which is one level above the sovereign credit rating and one level below the “Investment Grade”; Fitch Ratings, which increased the individual rating and its IDR (Issuer Default Rating – Rating of delinquency probability of the Issuer) of the long-term foreign currency debt; and Moody's Investors Service, which also increased the rating for bonds issued, placing them as “Investment Grade”.

Rankings – Bradesco’s leadership was pointed out by renowned national and international publications, such as:

  2006 Bank of the Year, in the category Bank in Brazil, and Latin America’s largest capitalization Bank by the concept of own funds, according to The Banker magazine;
  Best Brazilian Bank in the research Best Emerging Market Banks 2006 – Latin America, of Global Finance magazine;
  World champion in market valuation, according to ranking FT Global 500, of Financial Times;
  Best publicly-held company of the Brazilian market for stockholders, according to the ranking of Capital Aberto magazine;
  Total leader in the ranking Valor Grandes Grupos, of the yearbook edited by Valor Econômico newspaper;
  First Bank of the Country in the list of the world’s 500 largest companies, according to the ranking of Fortune magazine;
  Bank which evolved the most in the corporate ethics and sustainability ranking, published in Latin Finance magazine;
  Leader in the ranking of Latin American Banks by the stockholders’ equity criterion, of Euromoney magazine;
  Bradesco Brand is the most valuable one of the Brazilian private banking sector, according to an evaluation of Brand Finance;
  The most remembered brand of the banking sector, according to the research Top of Mind, of the Brazilian Association of Advertisers (ABA)/Top Brands Consultoria;
  Winner of the research Brazil’s 100 Most Connected Companies, 2006 edition, of INFO Exame magazine;
  The largest Brazilian private business group, according to the yearbook Best and Largest, of Exame magazine;

  Leader in market share in all performance indicators, according to a study of Standard & Poor’s (S&P), published in Valor Econômico newspaper;
  Leader of the private financial system of Valor 1000 Yearbook, 2006 edition, of Valor Econômico newspaper, which also shows Bradesco Seguros e Previdência in the general leadership of the raking of private pension plan companies and in the health segment;
  Best Asset Management Company in the Stock Segment, according to Guia Exame 2006.

Awards – the Bank achieved 20 awards in 2006, emphasizing the quality of its products and services, from independent opinions, pointing out:

  Bradesco was the winner of Grande Prêmio Valor Social 2006, and also in the category “Sustainable Management Program”, of Valor Econômico newspaper, carried out with the support of Instituto Ethos de Empresas de Responsabilidade Social and Instituto Akatu;
  2006 Caboré Award, in the Marketing Professional category, of Meio & Mensagem newspaper;
  Best Retail Bank award, of Conjuntura Econômica newspaper, of Fundação Getulio Vargas (FGV-RJ);
  Best Retail Bank Award, for the third consecutive year, in a study of the consulting firm Austin Rating, published in Gazeta Mercantil newspaper;
  Internet Bradesco was the winner of the award promoted by the US magazine Global Finance in three categories;
  Highlight in IR Global Rankings (IRGR), which evaluates Investor Relations (IR) websites of companies all over the world, in the categories TOP5 Websites and TOP5 Disclosure of Quarterly Results.

ISO 9001:2000 Certification – Bradesco Organization, at the end of the year, had 185 Products and Services qualified with this high distinction, emphasizing the purpose of ensuring, in all its initiatives, a growing easiness and convenience to clients and users.

GoodPriv@cy Certificate – Data Protection and Privacy Seal – 15 products and services of Bradesco Organization were attested by FCAV – Fundação Carlos Alberto Vanzolini with a seal that ensures that its management systems adopt an internationally established standard, comprising requirements for data protection and privacy. The achievement reassures Bradesco’s commitment to the continuous improvement of information security, strengthening its image in the market.

ISO 14001:2004 Certification – Bradesco was Brazil’s first Financial Institution to receive this certification, related to environmental aspects, pointing out the works of reeducation of generation of solid residues of civil works and input consumptions, over which the Organization has control, in addition to those that may influence, for example selective collection, treatment of residues and saving of natural resources, such as water and electric power.

OHSAS 18001 Certification – This certification comprises matters related to occupational health and safety, such as ergonomics, prevention of accidents and quality of life. The integration of this Management System with ISO 14001 shows the concern of Bradesco Organization to align economic growth with respect to the environment and health and safety preservation of its employees and third parties, reflecting the importance attributed to the Social Responsibility issue.

The certifications of the ISO 14001:2004 and OHSAS 18001 management systems were granted to Bradesco Building at Avenida Paulista, in the city of São Paulo.

The achievements of the period are a result of the constant pursuit of Bradesco Organization for efficiency and quality of its operations, products and services, always focused on the expectation to serve the highest number of clients and users and reflect the continuous effort to remain as the first Bank of people and companies.

Bradesco believes in the existence of a favorable environment for new progresses in 2007 and renews its endeavor and commitment to the construction of an increasingly fair and developed Nation.

Cidade de Deus, February 9, 2007

Board of Directors and Board of Executive Officers

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2006		2005

	December	September	December

Current assets	197,385,329	179,391,216	157,441,469
Funds available (Note 6)	4,761,972	3,947,307	3,363,041
Interbank investments (Notes 3b and 7)	25,538,077	33,945,665	24,531,483
Investments in federal funds purchased and securities sold under agreements to repurchase	20,617,520	27,757,919	19,615,744
Interbank deposits	4,921,545	6,187,773	4,916,051
Allowance for losses	(988)	(27)	(312)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	72,854,434	50,691,832	49,687,290
Own portfolio	53,523,157	48,748,054	47,808,982
Subject to repurchase agreements	12,258,492	430,306	75,692
Derivative financial instruments	520,635	495,997	426,658
Restricted deposits - Brazilian Central Bank	440,235	182,083	667,735
Privatization currencies	–	1	1
Subject to collateral provided	750,260	835,391	708,222
Securities purpose of unrestricted purchase and sale commitments	5,361,655	–	–
Interbank accounts	18,726,069	17,434,782	16,536,263
Unsettled receipts and payments	50,945	388,405	39,093
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	18,664,706	16,992,847	16,444,866
– National treasury – rural credit	578	578	578
– SFH	6,728	8,657	10,187
Correspondent banks	3,112	44,295	41,539
Interdepartmental accounts	186,338	120,170	172,831
Internal transfer of funds	186,338	120,170	172,831
Loan Operations (Notes 3e, 10 and 32b)	51,697,772	50,197,314	45,702,437
Loan operations:
– Public sector	73,840	103,049	205,302
– Private sector	56,258,898	54,499,653	48,826,756
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(4,634,966)	(4,405,388)	(3,329,621)
Leasing operations (Notes 2, 3e, 10 and 32b)	1,798,326	1,658,568	1,247,560
Leasing receivables:
– Public sector	44,017	43,114	13,217
– Private sector	3,461,812	3,228,289	2,498,772
Leasing receivables	(1,632,031)	(1,544,112)	(1,212,355)
Provision for leasing losses (Notes 3e, 10f, 10g and 10h)	(75,472)	(68,723)	(52,074)
Other receivables	20,626,867	20,181,052	15,122,737
Receivables on sureties and guarantees honored (Note 10a-2)	38	15	–
Foreign exchange portfolio (Note 11a)	7,946,062	8,620,302	6,937,144
Receivables	174,072	220,705	181,369
Negotiation and intermediation of amounts	598,350	412,324	1,082,467
Insurance premiums receivable	1,257,298	1,180,921	1,073,002
Sundry (Note 11b)	10,744,251	9,819,647	5,990,720
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(93,204)	(72,862)	(141,965)
Other assets (Note 12)	1,195,474	1,214,526	1,077,827
Other assets	360,925	372,169	359,082
Provision for depreciations	(188,825)	(191,732)	(179,394)
Prepaid Expenses (Note 3g and 12b)	1,023,374	1,034,089	898,139
Long-term receivables	64,669,494	60,087,082	46,883,596
Interbank investments (Notes 3b and 7)	451,113	416,964	474,675
Interbank deposits	451,113	416,964	474,675
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	24,395,525	22,330,036	14,763,518

Assets	2006		2005

	December	September	December

Own portfolio	18,529,693	17,629,194	11,515,876
Subject to repurchase agreements	3,093,581	1,940,449	975,973
Derivative financial instruments	28,430	28,746	47,830
Restricted deposits – Brazilian Central Bank	–	1,185,566	1,838,437
Privatization currencies	70,716	70,386	98,141
Subject to collateral provided	14,869	1,475,695	287,261
Securities purpose of unrestricted purchase and sale commitments	2,658,236	–	–
Interbank accounts	398,737	393,762	385,902
Restricted credits: (Note 9)
– SFH	398,737	393,762	385,902
Loan operations (Notes 3e, 10 and 32b)	28,017,197	26,280,022	22,626,365
Loan operations:
– Public sector	711,030	699,842	616,428
– Private sector	29,056,350	27,163,760	23,378,874
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(1,750,183)	(1,583,580)	(1,368,937)
Leasing operations (Notes 2, 3e, 10 and 32b)	1,953,232	1,771,508	1,163,739
Leasing receivables:
– Public sector	108,108	102,399	53,020
– Private sector	3,769,707	3,479,564	2,397,945
Unearned income from leasing	(1,840,215)	(1,733,800)	(1,232,241)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(84,368)	(76,655)	(54,985)
Other assets	8,675,350	8,235,947	6,983,276
Receivables	1,498	1,623	1,646
Negotiation and intermediation of amounts	110,684	58,602	41,730
Sundry (Note 11b)	8,571,013	8,183,707	6,950,967
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(7,845)	(7,985)	(11,067)
Other assets (Note 12)	778,340	658,843	486,121
Other assets	8,174	8,174	8,606
Provision for depreciations	(766)	(765)	(1,547)
Prepaid expenses (Note 3g and 12b)	770,932	651,434	479,062
Permanent assets	3,492,450	3,713,339	4,357,865
Investments (Notes 3h, 13 and 32b)	696,582	1,019,427	984,970
Ownership in affiliated and subsidiary companies:
– Local	403,033	404,365	438,819
Other investments	651,568	1,015,915	895,836
Allowance for losses	(358,019)	(400,853)	(349,685)
Property, plant and equipment in use (Notes 3i and 14)	2,136,783	2,067,028	1,985,571
Buildings in use	1,055,640	1,062,948	1,115,987
Other property, plant and equipment in use	4,101,918	3,977,945	3,644,874
Accumulated depreciation	(3,020,775)	(2,973,865)	(2,775,290)
Leased assets (Note 14)	16,136	15,109	9,323
Leased assets	25,142	33,238	23,161
Accumulated depreciation	(9,006)	(18,129)	(13,838)
Deferred charges (Notes 2, 3j and 15)	642,949	611,775	1,378,001
Organization and expansion costs	1,593,771	1,533,796	1,315,881
Accumulated amortization	(950,822)	(922,021)	(785,364)
Goodwill on acquisition of subsidiaries, net of amortization (Note 15a)	–	–	847,484
Total	265,547,273	243,191,637	208,682,930
The Notes are an integral part of the Financial Statements.

Liabilities	2006		2005

	December	September	December

Current liabilities	161,255,812	139,901,103	124,738,113
Deposits (notes 3k and 16a)	60,529,761	54,363,143	54,566,799
Demand deposits	20,526,800	17,598,600	15,955,512
Savings deposits	27,612,587	25,415,133	26,201,463
Interbank deposits	290,091	172,912	145,690
Time deposits (Note 32b)	11,549,089	10,885,657	11,997,813
Other deposits	551,194	290,841	266,321
Federal funds purchased and securities sold under agreements to
repurchase (Notes 3k and 16b)	32,423,179	21,295,955	14,708,546
Own portfolio	21,343,014	4,226,432	2,760,614
Third-party portfolio	3,471,383	17,067,469	11,947,932
Unrestricted portfolio	7,608,782	2,054	–
Issuance of securities (Notes 16c and 32b)	1,964,401	1,778,268	1,406,972
Mortgage notes	856,490	854,692	847,223
Debentures	51,094	156,757	72,799
Securities issued abroad	1,056,817	766,819	486,950
Interbank accounts	5,814	173,892	139,193
Correspondent banks	5,814	173,892	139,193
Interdepartmental accounts	2,225,711	1,739,834	1,900,913
Third-party funds in transit	2,225,711	1,739,834	1,900,913
Borrowings (Notes 17a and 32b)	5,545,094	5,449,804	6,560,882
Local borrowings – official institutions	267	293	319
Local borrowings – other institutions	44,438	67,180	9
Borrowings abroad	5,500,389	5,382,331	6,560,554
Local onlendings – official institutions (Notes 17b and 32b)	4,702,433	4,238,106	3,412,767
National treasury	99,073	95,885	52,318
BNDES	2,188,507	1,968,926	1,369,947
CEF	10,065	9,883	8,627
FINAME	2,404,019	2,162,739	1,981,394
Other institutions	769	673	481
Foreign onlendings (Notes 17b and 32b)	170	341	183
Foreign onlendings	170	341	183
Derivative financial instruments (Notes 3d and 32)	510,881	503,301	232,714
Derivative financial instruments	510,881	503,301	232,714
Provisions for insurance, private pension plans and certificated
savings plans (Notes 3l and 21)	38,427,352	33,607,135	29,751,941
Other liabilities	14,921,016	16,751,324	12,057,203
Collection and collection of taxes and other contributions	175,838	1,588,482	156,039
Foreign exchange portfolio (Note 11a)	2,386,817	3,290,222	2,206,952
Social and statutory payables	190,916	881,272	1,254,651
Fiscal and pension plans (Note 20a)	2,800,684	2,426,705	1,386,430
Negotiation and intermediation of amounts	422,232	251,648	893,957
Financial and development funds	876	2,051	–
Subordinated debts (Notes 19 and 32b)	59,411	114,332	69,472
Sundry (Note 20b)	8,884,242	8,196,612	6,089,702
Long-term liabilities	79,417,199	81,288,317	64,425,352
Deposits (Notes 3k and 16a)	23,375,452	24,490,025	20,838,843
Long-term deposits (Note 32b)	23,375,452	24,490,025	20,838,843
Federal funds purchased and securities sold under agreements to
repurchase (Notes 3k and 16b)	15,252,254	14,967,873	9,930,338
Own portfolio	15,252,254	14,967,873	9,930,338

Liabilities	2006		2005

	December	September	December

Funds from issuance of securities (Notes 16c and 32b)	3,671,878	4,318,994	4,796,914
Mortgage notes	1,207	12,335	285
Debentures	2,552,100	2,552,100	2,552,100
Liabilities of securities abroad	1,118,571	1,754,559	2,244,529
Borrowings (Notes 17a and 32b)	232,812	316,759	574,445
Local borrowings – official institutions	511	555	769
Local borrowings – other institutions	9	9	9
Borrowings abroad	232,292	316,195	573,667
Local onlendings – official institutions (notes 17b and 32b)	6,938,536	6,635,097	6,014,804
BNDES	3,343,511	3,295,608	2,868,026
CEF	59,844	58,655	50,961
FINAME	3,534,018	3,279,476	3,093,838
Other institutions	1,163	1,358	1,979
Derivative financial instruments (Notes 3d and 32)	8,123	4,879	5,759
Derivative financial instruments	8,123	4,879	5,759
Provisions for insurance, private pension plans and certificated
savings plans (notes 3l and 21)	10,701,862	12,111,573	11,110,614
Other liabilities	19,236,282	18,443,117	11,153,635
Fiscal and pension plans (Note 20a)	5,213,836	4,997,649	3,654,882
Negotiation and intermediation of amounts	–	17,751	–
Subordinated debts (Notes 19 and 32b)	11,890,046	11,652,801	6,649,833
Sundry (Note 20b)	2,132,400	1,774,916	848,920
Future taxable income	180,460	172,941	52,132
Future taxable income	180,460	172,941	52,132
Minority interest in consolidated subsidiaries (Note 22)	57,440	55,921	58,059
Stockholders' equity (Note 23)	24,636,362	21,773,355	19,409,274
Capital:
– Local residents	13,162,481	12,007,879	11,914,375
– Foreign residents	1,037,519	992,121	1,085,625
Capital reserves	55,005	36,550	36,032
Profit reserves	8,787,106	7,875,574	5,895,214
Mark-to-market adjustment- securities and derivatives	1,644,661	901,786	507,959
Treasury stock (Notes 23e and 32b)	(50,410)	(40,555)	(29,931)
Stockholders' equity managed by parent company	24,693,802	21,829,276	19,467,333
Total	265,547,273	243,191,637	208,682,930
The Notes are an integral part of the Financial Statements.

	2006			2005

	4th Quarter	3rd Quarter	Year	Year

Revenues from financial intermediation	9,842,128	9,608,986	38,221,635	33,701,225
Loan operations (Note 10j)	5,112,754	5,258,086	20,055,120	16,704,318
Leasing operations (Note 10j)	192,898	174,990	653,260	444,389
Securities operations (Note 8f)	1,833,231	1,793,642	6,207,096	5,552,008
Financial result on insurance, private pension plans and certificated
savings plans (Note 8f)	1,942,738	1,591,834	6,989,951	6,498,435
Derivative financial instruments (Note 8f)	347,540	288,324	2,259,974	2,389,002
Foreign exchange results (Note 11a)	98,051	167,557	729,647	617,678
Compulsory deposits (Note 9b)	314,916	334,553	1,326,587	1,495,395
Expenses from financial intermediation	5,710,663	5,924,838	22,239,518	18,926,402
Funding operations (Note 16e)	3,010,976	3,430,965	11,994,711	11,285,324
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	1,138,529	907,865	4,004,823	3,764,530
Borrowings and onlendings (Note 17c)	369,088	415,788	1,819,413	1,360,647
Leasing operations (Note 10j)	2,129	2,176	8,158	8,695
Allowance for doubtful accounts (Notes 3e, 10g and 10h)	1,189,941	1,168,044	4,412,413	2,507,206

Gross result from financial intermediation	4,131,465	3,684,148	15,982,117	14,774,823

Other operating income (expenses)	(2,069,426)	(3,957,779)	(9,606,174)	(6,921,319)
Fee and commission income (Note 24)	2,423,752	2,342,847	8,897,882	7,348,879
Retained premiums from insurance, private pension plans and
certificated saving plans (Notes 3l and 21d)	4,626,761	3,807,017	15,179,418	13,647,089
Net premiums written	5,662,096	4,714,041	19,021,852	16,824,862
Reinsurance premiums and redeemed premiums	(1,035,335)	(907,024)	(3,842,434)	(3,177,773)
Change in provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(1,955,521)	(901,468)	(3,901,893)	(2,755,811)
Retained claims (Note 3l)	(1,651,421)	(1,489,845)	(6,126,664)	(5,825,292)
Certificated savings plans draws and redemptions (Note 3l)	(343,384)	(305,545)	(1,221,626)	(1,228,849)
Insurance, private pension plans and certificated savings plans
selling expenses (Note 3l)	(268,731)	(259,861)	(1,022,737)	(961,017)
Expenses with private pension plans benefits and redemptions (Note 3l)	(449,415)	(525,154)	(2,268,123)	(2,582,351)
Personnel expenses (Note 25)	(1,460,199)	(1,584,533)	(5,932,406)	(5,311,560)
Supplementary provision for labor proceedings (Note 18b)	–	(308,875)	(308,875)	–
Other administrative expenses (Note 26)	(1,671,274)	(1,506,957)	(5,870,030)	(5,142,329)
Tax expenses (Note 27)	(584,274)	(530,284)	(2,192,130)	(1,878,248)
Equity in the earnings of affiliated companies (Note 13c)	30,257	7,587	72,324	76,150
Other operating income (Note 28)	430,410	418,941	1,420,217	1,096,968
Other operating expenses (Note 29)	(1,196,387)	(1,012,926)	(4,222,808)	(3,404,948)
Full goodwill amortization (Note 15)	–	(2,108,723)	(2,108,723)	–
Operating income	2,062,039	(273,631)	6,375,943	7,853,504
Non-operating income (Note 30)	(29,038)	40,570	(8,964)	(106,144)
Income before taxes on profit and interest	2,033,001	(233,061)	6,366,979	7,747,360
Income on taxes (Notes 34a and 34b)	(328,582)	454,270	(1,303,932)	(2,224,455)
Minority interest in consolidated subsidiaries	(1,580)	(2,393)	(9,007)	(8,831)
Net income	1,702,839	218,816	5,054,040	5,514,074

The Notes are an integral part of the Statements of Income.

Consolidated Statement of Changes in Stockholdesr`s Equity – R$ thousand	(A free translation from the original in Portuguese)

Events	Restated Paid-Up Capital		Capital Reserves		Profit Reserves		Mark-To-Market Adjustment-TVM and Derivatives		Treasury Stocks	Retained Earnings	Total

	Capital Stock	Unrealized Capital	Tax Incentives From Income Tax	Other	Legal	Statutory	Own	Affiliated and Subsidiaries

Balances as of 6.30.2006	13,000,000	–	2,103	34,353	1,191,509	6,685,913	(108,071)	693,643	(38,760)	–	21,460,690
Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	–	1,200,000
Restatement of exchange membership certificates	–	–	–	254	–	–	–	–	–	–	254
Acquisition of treasury stocks	–	–	–	–	–	–	–	–	(11,650)	–	(11,650)
Goodwill in stock subscription	–	–	–	18,295	–	–	–	–	–	–	18,295
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	120,833	938,256	–	–	1,059,089
Net income	–	–	–	–	–	–	–	–	–	1,921,655	1,921,655
Allocations: – Reserves	–	–	–	–	96,083	813,601	–	–	–	(909,684)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(386,971)	(386,971)
– Proposed dividends	–	–	–	–	–	–	–	–	–	(625,000)	(625,000)

Balances as of 12.31.2006	14,200,000	–	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase through subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase through stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Capital increase	3,000,000	–	–	–	–	(3,000,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	–	929	–	–	–	–	–	–	929
Acquisition of treasury stocks	–	–	–	–	–	–	–	–	(225,360)	–	(225,360)
Goodwill in stock subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Cancellation of treasury stocks	–	–	–	–	–	(195,429)	–	–	195,429	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(23,084)	72,963	–	–	49,879
Net income	–	–	–	–	–	–	–	–	–	5,514,074	5,514,074
Allocations: – Reserves	–	–	–	–	275,704	3,357,370	–	–	–	(3,633,074)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,537,000)	(1,537,000)
– Proposed dividends	–	–	–	–	–	–	–	–	–	(344,000)	(344,000)

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274
Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	–	1,200,000
Restatement of exchange membership certificates	–	–	–	678	–	–	–	–	–	–	678
Acquisition of treasury stocks	–	–	–	–	–	–	–	–	(23,056)	–	(23,056)
Goodwill in stock subscription	–	–	–	18,295	–	–	–	–	–	–	18,295
Cancellation of treasury stocks	–	–	–	–	–	(2,577)	–	–	2,577	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	83,859	1,052,843	–	–	1,136,702
Net income	–	–	–	–	–	–	–	–	–	5,054,040	5,054,040
Allocations: – Reserves	–	–	–	–	252,702	2,641,767	–	–	–	(2,894,469)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,534,571)	(1,534,571)
– Proposed dividends	–	–	–	–	–	–	–	–	–	(625,000)	(625,000)

Balances as of 12.31.2006	14,200,000	–	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	4th Quarter	3rd Quarter	Year	Year

Financial resources were provided by :	33,378,098	14,793,879	63,195,967	27,555,692
Net income	1,702,839	218,816	5,054,040	5,514,074
Adjustments to net income	64,826	2,246,714	2,986,108	936,659
Depreciation and amortization	129,850	128,675	481,046	469,310
Goodwill amortization	–	2,108,723	2,542,225	452,863
Provision (reversal) for interbank investment losses and investments	(41,873)	432	9,010	(19,159)
Equity in the earnings of affiliated companies	(30,257)	(7,587)	(72,324)	(76,150)
Other	7,106	16,471	26,151	109,795
Change in future taxable income	7,519	14,667	128,328	7,532
Change in minority interest	1,519	866	(619)	(12,531)
Mark-to-market adjustment – securities available for sale	742,875	316,214	1,136,702	49,879
Stockholders	1,218,295	–	1,218,295	736,106
Capital increase through subscription	1,200,000	–	1,200,000	700,000
Capital increase through stock merger	–	–	–	11,856
Goodwill stock subscription	18,295	–	18,295	24,250
Third parties' funds provided by:
– Increase in liabilities sub-items	21,149,795	10,541,982	52,193,617	19,599,868
Deposits	5,052,045	497,347	8,499,571	6,762,315
Federal funds purchased and securities sold under agreements to repurchase	11,411,605	7,006,174	23,036,549	1,752,481
Funds from issuance of securities	–	–	–	1,146,394
Interdepartmental accounts	485,877	–	324,798	155,192
Borrowings and onlendings	778,938	1,154,655	855,964	603,709
Derivative financial instruments	10,824	111,636	280,531	64,826
Provisions for insurance, private pension plans and certificated savings plans	3,410,506	1,772,170	8,266,659	7,193,901
Other liabilities	–	–	10,929,545	1,921,050
– Decrease in assets sub-items	8,372,478	1,312,079	–	–
Interbank investments	8,372,478	–	–	–
Interbank accounts	–	222,960	–	–
Interdepartmental accounts	–	40,250	–	–
Other receivables	–	1,048,869	–	–
– Sale (write-off) of assets and investments	90,747	141,229	400,212	644,257
Non-operating assets	46,044	53,846	191,976	202,053
Property, plant and equipment in use and leased assets	15,271	53,714	78,123	282,369
Investments	6,232	32,868	76,280	151,113
Sale (write-off) of deferred charges	23,200	801	53,833	8,722
– Interest on own capital and dividends received from affiliated
companies and subsidiaries	27,205	1,312	79,284	79,848
Financial resources were used for	32,563,433	14,007,860	61,797,036	26,831,911
Interest on own capital paid/dividends paid and/or proposed	791,307	220,664	2,159,571	1,881,000
Stock buyback	9,855	1,795	23,056	225,360
Capital expenditures in	258,330	193,968	999,015	640,960
Non-operating assets	37,975	41,755	189,189	132,812
Property, plant and equipment in use and leased assets	185,567	149,089	628,017	388,650
Investments	34,788	3,124	181,809	119,498
Deferred charges	98,863	117,650	1,996,361	420,112
Increase in assets sub-items	29,738,733	12,860,158	55,918,047	23,629,606
Interbank investments	–	6,793,187	983,708	2,656,784
Securities and derivative financial instruments	23,821,676	2,639,720	32,380,728	2,029,150
Interbank accounts	1,296,262	–	2,202,641	835,063
Interdepartmental accounts	66,168	–	13,507	25,294
Loan operations	3,237,633	2,846,500	11,386,167	16,437,915
Leasing operations	321,482	382,780	1,340,259	854,978
Other receivables	808,841	–	7,011,908	356,448
Insurance premiums receivable	76,377	57,321	184,296	84,973
Other assets	110,294	140,650	414,833	349,001
Decrease in liabilities sub-items	1,666,345	613,625	700,986	34,873
Funds from issuance of securities	460,983	103,778	567,607	–
Interbank accounts	168,078	18,837	133,379	34,873
Interdepartmental accounts	–	29,999	–	–
Other liabilities	1,037,284	461,011	–	–
Increase in funds available	814,665	786,019	1,398,931	723,781

Changes	At the beginning of the period	3,947,307	3,161,288	3,363,041	2,639,260
in financial	At the end of the period	4,761,972	3,947,307	4,761,972	3,363,041
position	Increase in funds available, net	814,665	786,019	1,398,931	723,781

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

		2006			2005

		4th Quarter	3rd Quarter	Year	Year

Operating activities:

Net income		1,702,839	218,816	5,054,040	5,514,074

Adjustments to reconcile net income to net funds from
(used in) operating activities:		1,254,767	3,414,758	7,398,521	3,443,865
Allowance for doubtful accounts		1,189,941	1,168,044	4,412,413	2,507,206
Provision (Reversal of) for losses on interbank investments and investments		(41,873)	432	9,010	(19,159)
Depreciation and amortization		129,850	128,675	481,046	469,310
Goodwill amortization		–	2,108,723	2,542,225	452,863
Equity in the earnings of affiliated companies		(30,257)	(7,587)	(72,324)	(76,150)
Other		7,106	16,471	26,151	109,795

Adjusted net income		2,957,606	3,633,574	12,452,561	8,957,939

Change in assets and liabilities:		(17,614,422)	(11,830,835)	(42,407,588)	(16,777,153)
Decrease (increase) in interbank investments		8,372,478	(6,793,187)	(983,708)	(2,656,784)
Decrease (increase) in securities and derivative financial instruments		(23,810,852)	(2,528,084)	(32,100,196)	(1,964,324)
Decrease (increase) in interbank accounts		207,519	248,492	(116,180)	(121,224)
Decrease (increase) in interdepartmental accounts		419,709	10,251	311,291	129,898
Decrease (increase) in loan operations		(3,633,812)	(3,272,687)	(12,972,530)	(17,248,037)
Decrease (increase) in leasing operations		(335,943)	(397,710)	(1,393,039)	(857,822)
Decrease (increase) in insurance premiums receivable		(76,377)	(57,321)	(184,296)	(84,973)
Decrease (increase) in other receivables		(829,043)	1,107,991	(6,958,587)	(356,574)
Decrease (increase) in other assets		(110,294)	(140,650)	(414,833)	(349,001)
Amounts written-off against the allowance for doubtful accounts		(759,096)	(786,049)	(2,826,589)	(1,694,114)
Increase (decrease) in provisions for insurance, private pension
plans and certificated savings plans		3,410,506	1,772,170	8,266,659	7,193,901
Increase (decrease) in other liabilities		(1,219,611)	(1,324,932)	5,699,390	1,174,490
Increase (decrease) in future taxable income		7,519	14,667	128,328	7,532
Mark-to-market adjustment – securities available for sale		742,875	316,214	1,136,702	49,879

Net cash provided by (used in) operating activities		(14,656,816)	(8,197,261)	(29,955,027)	(7,819,214)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank		(1,671,859)	(44,369)	(2,219,840)	(748,712)
Sale of non-operating assets		46,044	53,846	191,976	202,053
Sale of investments		6,232	32,868	76,280	151,113
Sale of property, plant and equipment in use and leased assets		15,271	53,714	78,123	282,369
Decrease in deferred charges		23,200	801	53,833	8,722
Acquisition of non-operating assets		(37,975)	(41,755)	(189,189)	(132,812)
Acquisition of investments		(34,788)	(3,124)	(181,809)	(119,498)
Acquisition of property, plant and equipment in use and leased assets		(185,567)	(149,089)	(628,017)	(388,650)
Deferred charges		(98,863)	(117,650)	(1,996,361)	(420,112)
Interest on own capital / dividends received from affiliated companies		27,205	1,312	79,284	79,848

Net cash provided by (used in) investing activities		(1,911,100)	(213,446)	(4,735,720)	(1,085,679)

Financing activities:
Increase (decrease) in deposits		5,052,045	497,347	8,499,571	6,762,315
Increase (decrease) in federal funds purchased and securities sold under
agreements to repurchase		11,411,605	7,006,174	23,036,549	1,752,481
Increase (decrease) in funds from issuance of securities		(460,983)	(103,778)	(567,607)	1,146,394
Increase (decrease) in borrowings and onlendings		778,938	1,154,655	855,964	603,709
Subordinated debt		182,324	863,921	5,230,152	746,560
Capital increase through subscription		1,200,000	–	1,200,000	700,000
Goodwill in the stock subscription		18,295	–	18,295	24,250
Interest on own capital paid/dividends paid and/or proposed		(791,307)	(220,664)	(2,159,571)	(1,881,000)
Stock buyback		(9,855)	(1,795)	(23,056)	(225,360)
Variation/acquisition in minority interest		1,519	866	(619)	(675)

Net cash provided by (used in) financing activities		17,382,581	9,196,726	36,089,678	9,628,674

Increase in funds available, net		814,665	786,019	1,398,931	723,781

Changes	At the beginning of the period	3,947,307	3,161,288	3,363,041	2,639,260
in funds	At the end of the period	4,761,972	3,947,307	4,761,972	3,363,041
available, net	Increase in funds available, net	814,665	786,019	1,398,931	723,781

Additional Information – Consolidated Value Added Statement – R$ thousand	(A free translation from the original in Portuguese)

	Consolidated Bradesco
	2006						2005
	4th Quarter		3rd Quarter		December		December
	R$	%	R$	%	R$	%	R$	%
Value Added Breakdown

Gross Income from Financial
Intermediation	4,131,465	101.3	3,684,148	168.4	15,982,117	108.1	14,774,823	99.0
Fee and Commission Income	2,423,752	59.5	2,342,847	107.1	8,897,882	60.2	7,348,879	49.1
Other Operating Income/Expenses	(2,479,323)	(60.8)	(3,838,757)	(175.5)	(10,088,616)	(68.3)	(7,195,365)	(48.1)
Total	4,075,894	100.0	2,188,238	100.0	14,791,383	100.0	14,928,337	100.0

Value Added Distribution

Employees	1,273,375	31.2	1,700,736	77.7	5,505,287	37.2	4,648,293	31.2
Remuneration	708,882	17.4	754,360	34.5	2,857,037	19.3	2,678,248	17.9
Benefits	344,065	8.4	315,929	14.4	1,260,690	8.5	1,135,918	7.6
FGTS	70,683	1.7	76,527	3.5	296,140	2.0	290,794	2.0
Other Charges	149,745	3.7	553,920	25.3	1,091,420	7.4	543,333	3.7

Government	1,099,680	27.0	268,686	12.3	4,232,056	28.6	4,765,970	31.9
Tax Expenses	584,274	14.3	530,284	24.3	2,192,130	14.8	1,878,248	12.6
Taxes on Income	328,582	8.1	(454,270)	(20.8)	1,303,932	8.8	2,224,455	14.9
INSS	186,824	4.6	192,672	8.8	735,994	5.0	663,267	4.4
Interest on own capital
paid/dividends paid and/or
proposed (1)	40,000	1.0	971,971	44.4	2,159,571	14.6	1,881,000	12.6

Profit Reinvestment	1,662,839	40.8	(753,155)	(34.4)	2,894,469	19.6	3,633,074	24.3

Total	4,075,894	100.0	2,188,238	100.0	14,791,383	100.0	14,928,337	100.0

(1)	Interest on own capital/supplementary dividends approved at the special meeting of the Board of Directors on October 5, 2006 are included in the 3rd quarter of 2006 (Note 23c).

Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Index
1) Operations	251
2) Presentation of the Financial Statement	251
3) Significant Accounting Policies	253
4) Information for Comparison Purposes	257
5) Adjusted Balance Sheet and Statement of Income by Business Segment	258
6) Funds Available	259
7) Interbank Investments	259
8) Securities and Derivative Financial Instruments	260
9) Interbank Accounts – Restricted Deposits	270
10) Loan Operations	270
11) Other Receivables	280
12) Other Assets	281
13) Investments	282
14) Property, Plant and Equipment In use and Leased Assets	283
15) Deferred Charges	284
16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds From Issuance of Securities	285
17) Borrowings and Onlendings	288
18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security	289
19) Subordinated Debt	291
20) Other Liabilities	292
21) Insurance, Private Pension Plans and Certificated Savings Plans Operations	293
22) Minority Interest in Consolidated Subsidiaries	295
23) Stockholders’ Equity (Parent Company)	295
24) Fee and Commission Income	298
25) Personnel Expenses	298
26) Administrative Expenses	298
27) Tax Expenses	299
28) Other Operating Income	299
29) Other Operating Expenses	299
30) Non-Operating Income	299
31) Transactions with Parent, Subsidiary and Affiliated Companies (Direct and Indirect)	300
32) Financial Instruments	303
33) Employee Benefits	308
34) Taxes on Income	309
35) Other Information	311

Notes to the Consolidated Financial Statements	(A free translation from the original in Portuguese)

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in 2006:

  On December 21, 2005 Bradesco acquired the stock control of Banco do Estado do Ceará S.A. – BEC and its subsidiary, whose process was concluded on January 3, 2006.
  On March 28, 2006, Bradesco, Fidelity National Information Services, Inc. (Fidelity National) and Banco ABN AMRO Real S.A. (Banco Real) entered into a partnership for the creation of Fidelity Processadora e Serviços S.A., which provides card activity services.
  On March 20, 2006 a partnership was entered into with American Express Company, by means of which Bradesco took over its credit card operations and similar activities in Brazil (Amex Brasil), starting to have exclusivity right for the issuance of cards of the Centurion line for a minimum term of 10 years, and the management of the network of accredited establishments of Amex Cards. The operation was ratified by the Brazilian Central Bank (BACEN) on 6.28.2006.
  On May 15, 2006, Bradesco and Bradespar entered into a Purchase and Sale Agreement of Stocks Issued by Bradesplan Participações S.A., by means of which Bradespar sold to Bradesco 100% of the stocks issued by Bradesplan Participações S.A.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), BACEN, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, reduced from the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. In the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments was presented in deferred assets until June 30, 2006, and was fully amortized in 3Q06 (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

Notes to the Consolidated Financial Statements

We highlight the main ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2006		2005

		December	September	December
		31	30	31

Financial area – local
Banco Alvorada S.A. (1)	Banking	99.88%	99.88%	99.88%
Banco Bankpar S.A. (2) (3)	Banking	99.99%	99.99%	–
Banco Bradesco BBI S.A. (1) (4)	Investment Bank	100.00%	100.00%	100.00%
Banco BEC S.A. (5) (6) (7)	Banking	–	100.00%	–
Banco Boavista Interatlântico S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (1) (7)	Banking	–	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A. (2) (8)	Leasing	99.99%	99.99%	–
Bankpar Banco Múltiplo S.A. (2) (9)	Banking	99.99%	99.99%	–
Bradesco Administradora de Consórcios Ltda. (1) (10)	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (1)	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (11)	Brokerage	100.00%	100.00%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (1)	Assets under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda. (1) (12)	Assets under Management	–	–	50.10%
Companhia Brasileira de Meios de Pagamento –
VISANET (1) (13) (14) (15)	Service Provision	39.67%	39.67%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (1)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (16)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%	100.00%

Insurance, private pension and certificated savings plans area
Atlântica Capitalização S.A. (1)	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (1) (13) (14)	Insurance	27.50%	27.50%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros (1)	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A. (1)	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A. (1)	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A. (1)	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A. (1)	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A. (1)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (1) (14) (17)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (13) (14)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações Ltda. (1) (18)	Holding	100.00%	100.00%	100.00%
Bankpar Participações Ltda. (2)	Holding	99.99%	99.99%	–
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações Ltda. (19) (20)	Holding	99.98%	99.98%	–
Cia. Securitizadora de Créditos Financeiros Rubi (1)	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (1) (13) (14)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (13)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda. (1) (21) (22)	Holding	99.88%	99.88%	100.00%
Scopus Tecnologia Ltda. (1)	Information Technology	99.87%	99.87%	99.87%
Serasa S.A. (13) (23)	Services Provision	26.41%	26.41%	26.36%
Tempo Serviços Ltda. (2) (24)	Service Provision	99.99%	99.99%	–
União Participações Ltda. (1)	Holding	99.99%	99.99%	99.99%

(1)	Companies whose audit services in 2005 were carried out by other independent auditors;
(2)	Company acquired in June 2006 – Amex Brasil (Note 1);
(3)	Current name of Banco American Express S.A. – Amex Brasil (Note 1);
(4)	Current name of Banco BEM S.A.;
(5)	Company acquired in December 2005 and consolidated as from January 2006 (Note 1);
(6)	Company became wholly-owned subsidiary in the 3rd quarter of 2006;
(7)	Company incorporated by Alvorada Cartões, Crédito, Financiamento e Investimento S.A. in November 2006;

(8)	Current name of Inter American Express Arrendamento Mercantil S.A. (Note 1);
(9)	Current name of American Express Bank (Brazil) Banco Múltiplo S.A. (Note 1);
(10)	Current name of Bradesco Consórcios Ltda.;
(11)	Increase in the share due to the transfer of stocks of minority stockholders;
(12)	The company is no longer consolidated as from April 2006 due to the partial sale of the investment, and to the sale, in July 2006, of the remaining balance;
(13)	Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(14)	Companies whose audit/review services in 2006 were carried out by other independent auditors;
(15)
The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(16)
The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(17)	Company considered subsidiary in view of equity interest of 51% in the voting capital;
(18)	Current name of Átria Participações S.A.;
(19)	Company acquired in May 2006 (Note 1);
(20)	Current name of Bradesplan Participações S.A.;
(21)	Interest decrease due to the sale of the investment to Banco Alvorada S.A.;
(22)	Current name of Nova Paiol Participações S.A.;
(23)	Interest increase due to the acquisition of Banco BEC S.A. (Note 1); and
(24)	Current name of American Express do Brasil Tempo Ltda. (Note 1).

Supplementary Information to Financial Statements:

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by the accounting practices adopted in Brazil and by BACEN, which have been prepared in conformity with the structure set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there exists intention and financial capacity for maintenance in portfolio through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59th days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over a five-year period in memorandum accounts, no longer being recorded in balance sheet accounts.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) is taken into account, and both the income appropriation (by the accrual method) and the end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Taxes on income (asset and liability)

Tax credits on taxes on income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”.

Tax credits on temporary additions are carried out upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be carried out as taxable income is generated. Such tax credits are recorded based on the current expectations for their realization, taking into account the technical studies and analyses carried out by the management.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes on income in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose benefits or service provision will take place in future periods, therefore, they are recorded in assets considering the accrual method of accounting, which determines that income and expenses must be included in the determination of the income for the periods in which they occur, always simultaneously when they are correlated, regardless of receipt or payment.

Prepaid payments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third-parties.

This group is basically represented by: commission in the placement of financings, exclusive contracts in the rendering of banking services, insurance selling expenses, insurance expenses and other costs on funding abroad, advertising expenses, as described in Note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to corresponding assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and written-off in the income when corresponding assets and rights are no longer part of the institution’s assets or the expected future benefits can not be realized.

h) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies, when relevant, are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) are recorded at their unaudited book values, informed by the corresponding exchanges, and fiscal incentives and other investments are recorded at acquisition cost, less the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the acquisition of investments in subsidiary companies and shared control subsidiaries, based on future profitability expectation, had an amortization of 10% to 20% per annum and was recorded in deferred assets, until June 30, 2006.

Goodwill was reviewed by the Management Bodies and was fully amortized in 3Q06, as mentioned in Note 15a.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by SUSEP and ANS, and criteria set forth by CNSP Resolution no. 120/2004.

  Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect).

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date. The provision is monetarily restated and includes all the claims under litigation.

  Supplementary open private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of supplementary pension plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds especially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

  Certificated savings plans

– The mathematical provision for redemptions is calculated on nominal amounts of certificated savings plans and monetarily restated, when applicable, based on Actuarial Technical Notes approved by SUSEP.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

  Contingent Assets: They are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the financial statements (Note 18a);
  Contingent Liabilities: They are established taking into consideration the opinion of the legal advisers; the nature of the lawsuits; similarity with previous processes; complexity; and, in the positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, and those classified as remote do not require provision and disclosure (Note 18b);
  Legal Liabilities – Tax and Social Security: They result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

As of June 30, 2006, Bradesco started consolidating Amex Brasil and subsidiaries in its financial statements (Note 1)

a) We present the main balance sheet and statement of income:

	R$ thousand

	Amex Brasil
	and subsidiaries

	12.31.2006	9.30.2006

Assets
Current and long-term assets	3,455,466	2,304,025
Funds available	94,860	70,585
Interbank investments	79,915	163,926
Securities and derivative financial instruments	1,375,582	121,074
Interbank and interdepartmental accounts	1,513	2,761
Loan operations and other loans	9,022	179,640
Other receivables and other assets	1,894,574	1,766,039
Permanent assets	51,714	62,958
– Investments	480	484
– Property, plant and equipment	48,720	59,386
– Deferred charges	2,514	3,088
Total	3,507,180	2,366,983

Liabilities
Current and long-term liabilities	1,882,414	1,956,118
Demand, time and other deposits	42,400	203,910
Interbank and interdepartmental accounts	–	27
Borrowings and onlendings	50,318	76,770
Derivative financial instruments	315	1,834
Other liabilities	1,789,381	1,673,577
Future taxable income	55,181	52,596
Stockholders’ equity	1,569,585	358,269
Total	3,507,180	2,366,983

	R$ thousand

	2006

Statement of Income	Amex Brasil and subsidiaries

	December 31	4th Quarter	3rd Quarter
	YTD

Revenues from financial intermediation	85,867	50,550	35,317
Expenses from financial intermediation	3,883	13,484	(9,601)
Gross income from financial intermediation	89,750	64,034	25,716
Other operating income (expenses)	(84,330)	(55,093)	(29,237)
Operating income	5,420	8,941	(3,521)
Non-operating income	(340)	58	(398)
Income before taxes on profit and interests	5,080	8,999	(3,919)
Taxes on income	(22,717)	(11,282)	(11,435)
Loss	(17,637)	(2,283)	(15,354)

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	186,387,590	20,858,184	60,317,330	21,985	1,214,534	(6,744,800)	262,054,823
Funds available	4,647,844	37,532	57,004	20,673	57,076	(58,157)	4,761,972
Interbank investments	23,804,818	2,329,682	–	–	–	(145,310)	25,989,190
Securities and derivative financial instruments	34,442,909	7,078,443	56,296,951	64	757,824	(1,326,232)	97,249,959
Interbank and interdepartmental accounts	19,299,068	12,076	–	–	–	–	19,311,144
Loan and leasing operations	76,831,702	10,961,138	–	–	–	(4,326,313)	83,466,527
Other receivables and other assets	27,361,249	439,313	3,963,375	1,248	399,634	(888,788)	31,276,031
Permanent assets	20,312,641	18,698	1,234,519	27	195,366	(18,268,801)	3,492,450
Investments	17,967,150	15,357	951,936	–	30,940	(18,268,801)	696,582
Property, plant and equipment in use and leased assets	1,751,309	3,198	234,462	27	163,923	–	2,152,919
Deferred charges	594,182	143	48,121	–	503	–	642,949
Total on December 31, 2006	206,700,231	20,876,882	61,551,849	22,012	1,409,900	(25,013,601)	265,547,273
Total on September 30, 2006	184,927,545	20,752,378	57,600,892	23,519	1,363,881	(21,476,578)	243,191,637
Total on December 31, 2005	156,605,733	19,634,524	49,655,573	29,177	1,290,970	(18,533,047)	208,682,930

Liabilities
Current and long-term liabilities	181,877,696	11,582,292	53,463,781	11,593	482,449	(6,744,800)	240,673,011
Deposits	80,464,862	3,643,990	–	–	–	(203,639)	83,905,213
Federal funds purchased and securities sold under agreements
to repurchase	47,019,614	922,054	–	–	–	(266,235)	47,675,433
Funds from issuance of securities	4,969,773	1,960,546	–	–	–	(1,294,040)	5,636,279
Interbank and interdepartmental accounts	2,230,105	1,420	–	–	–	–	2,231,525
Borrowings and onlendings	19,998,286	1,501,643	9	–	9,514	(4,090,407)	17,419,045
Derivative financial instruments	476,104	44,332	–	–	259	(1,691)	519,004
Provisions for insurance, private pension plans and
certificated savings plans	–	–	49,117,980	11,234	–	–	49,129,214
Other liabilities:
– Subordinated debt	8,974,049	2,975,408	–	–	–	–	11,949,457
– Other	17,744,903	532,899	4,345,792	359	472,676	(888,788)	22,207,841
Future taxable income	180,460	–	–	–	–	–	180,460
Stockholders’ equity/minority interest in
consolidated subsidiaries	5,713	9,294,590	8,088,068	10,419	927,451	(18,268,801)	57,440
Stockholders’ equity, parent company	24,636,362	–	–	–	–	–	24,636,362
Total on December 31, 2006	206,700,231	20,876,882	61,551,849	22,012	1,409,900	(25,013,601)	265,547,273
Total on September 30, 2006	184,927,545	20,752,378	57,600,892	23,519	1,363,881	(21,476,578)	243,191,637
Total on December 31, 2005	156,605,733	19,634,524	49,655,573	29,177	1,290,970	(18,533,047)	208,682,930

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	29,976,638	1,402,590	6,999,175	984	93,720	(251,472)	38,221,635
Expenses from financial intermediation	17,623,556	862,046	4,004,823	–	479	(251,386)	22,239,518
Gross income from financial intermediation	12,353,082	540,544	2,994,352	984	93,241	(86)	15,982,117
Other operating income (expenses)	(9,344,736)	(39,066)	(200,644)	(3,530)	(18,284)	86	(9,606,174)
Operating income	3,008,346	501,478	2,793,708	(2,546)	74,957	–	6,375,943
Non-operating income	(125,309)	2,623	124,738	(381)	(10,635)	–	(8,964)
Income before taxes on profit and interests	2,883,037	504,101	2,918,446	(2,927)	64,322	–	6,366,979
Taxes on income	(514,367)	(4,448)	(748,786)	(486)	(35,845)	–	(1,303,932)
Minority interest in consolidated subsidiaries	(1,901)	–	(6,719)	–	(387)	–	(9,007)
Accumulated net income on December 31, 2006	2,366,769	499,653	2,162,941	(3,413)	28,090	–	5,054,040
Accumulated net income on December 31, 2005	3,202,476	625,292	1,588,864	5,594	91,848	–	5,514,074
Net income in the 4th quarter of 2006	987,593	126,610	569,918	(1,016)	19,734	–	1,702,839
Net income in the 3rd quarter of 2006	(519,635)	240,583	547,842	(1,669)	(48,305)	–	218,816

(1)
The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources), as well as credit card management and asset management companies;

(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)
The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies, whose financial information is adapted to the accounting policies of the holding company; and

(4)	Amounts eliminated among companies from different segments as well as operations carried out in the country and abroad.

6) Funds Available

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Local currency	4,556,711	3,502,518	3,209,867
Foreign currency	205,215	444,744	153,133
Investments in gold	46	45	41
Total	4,761,972	3,947,307	3,363,041

7) Interbank Investments

a) Composition and terms

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Investments in the open market
Own portfolio position	14,436,508	3,204,496	–	–	17,641,004	10,686,762	7,669,959
• Financial treasury bills	645,838	–	–	–	645,838	680,264	689,524
• National treasury notes	1,399,980	414,638	–	–	1,814,618	1,141,967	187,422
• National treasury bills	12,390,690	2,789,858	–	–	15,180,548	8,864,531	6,793,013
Third-party portfolio position	2,876,832	–	91,428	–	2,968,260	17,071,157	11,945,785
• Financial treasury bills	154,357	–	–	–	154,357	6,869,131	4,339,911
• National treasury bills	2,597,487	–	91,428	–	2,688,915	7,698,354	6,883,548
• National treasury notes	124,988	–	–	–	124,988	2,503,672	722,326
Sold position	–	8,256	–	–	8,256	–	–
• National treasury bills	–	8,256	–	–	8,256	–	–
Subtotal	17,313,340	3,212,752	91,428	–	20,617,520	27,757,919	19,615,744

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Interbank deposits:
• Interbank deposits	3,185,623	1,015,029	720,893	451,113	5,372,658	6,604,737	5,390,726
• Provisions for losses	(988)	–	–	–	(988)	(27)	(312)
Subtotal	3,184,635	1,015,029	720,893	451,113	5,371,670	6,604,710	5,390,414
Total on December 31, 2006	20,497,975	4,227,781	812,321	451,113	25,989,190
%	78.9	16.3	3.1	1.7	100.0
Total on September 30, 2006	25,587,238	7,371,991	986,436	416,964		34,362,629
%	74.5	21.4	2.9	1.2		100.0
Total on December 31, 2005	19,172,746	4,776,623	582,114	474,675			25,006,158
%	76.7	19.1	2.3	1.9			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Income on investments in purchase and sale commitments:
Own portfolio position	319,118	288,070	1,033,883	247,097
Third-party portfolio position	524,545	617,900	2,173,253	2,676,352
Sold position	3,882	–	3,882	–
Subtotal	847,545	905,970	3,211,018	2,923,449
Income from interbank deposits	128,857	128,524	498,197	450,927
Total (Note 8f)	976,402	1,034,494	3,709,215	3,374,376

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a)	Summary of the consolidated classification of securities by business and issuer segments;

b)	Consolidated portfolio breakdown by issuer;

c)	Consolidated classification by category, days to maturity and business segment:

I) Trading securities;

II) Securities available for sale; and

III) Securities held to maturity.

d)	Breakdown of the portfolios distributed by publication items;

e)	Derivative financial instruments:

I) Amounts of instruments recorded in balance sheet and memorandum accounts;

II) Breakdown of derivative financial instruments (assets and liabilities), stated at restated cost and market value;

III) Futures, option, forward and swap contracts;

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts;

V) Net revenue and expense amounts; and

VI) Overall amounts of the derivative financial instruments, broken down by trading place.

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments.

a) Summary of the consolidated classification of securities by business and issuer segments

									R$ thousand

				2006					2005

	Financial	Insurance/ Certificated savings plans	Private Pension Plans	Other Activities	December 31%		September 30%		December 31%

Trading securities (4)	28,861,243	5,813,390	23,353,933	465,934	58,494,500	66.1	38,698,298	57.9	42,334,992	72.3
– Government securities	22,911,566	3,326,836	268,230	391,818	26,898,450	30.4	9,079,932	13.5	15,847,298	27.1
– Corporate bonds	5,400,612	2,486,554	916,273	74,116	8,877,555	10.0	7,333,074	11.0	9,837,522	16.8
– Derivative financial instruments (1)	549,065	–	–	–	549,065	0.6	524,743	0.8	474,488	0.8
– PGBL / VGBL restricted bonds	–	–	22,169,430	–	22,169,430	25.1	21,760,549	32.6	16,175,684	27.6
Securities available for sale (4)	7,606,736	4,964,082	14,160,496	25,488	26,756,802	30.2	23,822,742	35.6	11,926,959	20.3
– Government securities	4,812,506	4,224,294	12,315,720	–	21,352,520	24.1	18,563,883	27.7	8,338,195	14.2
– Corporate bonds	2,794,230	739,788	1,844,776	25,488	5,404,282	6.1	5,258,859	7.9	3,588,764	6.1
Securities held to maturity (5)	1,039,990	–	2,187,922	–	3,227,912	3.7	4,313,538	6.5	4,307,283	7.4
– Government securities	1,039,990	–	2,187,922	–	3,227,912	3.7	4,313,388	6.5	4,263,613	7.3
– Corporate bonds	–	–	–	–	–	–	150	–	43,670	0.1
Subtotal	37,507,969	10,777,472	39,702,351	491,422	88,479,214	100.0	66,834,578	100.0	58,569,234	100.0
Purchase and sale commitments (2)	2,955,238	624,724	5,190,783	–	8,770,745	–	6,187,290	–	5,881,574	–
Overall total	40,463,207	11,402,196	44,893,134	491,422	97,249,959	–	73,021,868	–	64,450,808	–

– Government securities	28,764,062	7,551,130	14,771,872	391,818	51,478,882	58.2	31,957,203	47.7	28,449,106	48.6
– Corporate bonds	8,743,907	3,226,342	2,761,049	99,604	14,830,902	16.7	13,116,826	19.7	13,944,444	23.8
– PGBL / VGBL restricted bonds	–	–	22,169,430	–	22,169,430	25.1	21,760,549	32.6	16,175,684	27.6
Subtotal	37,507,969	10,777,472	39,702,351	491,422	88,479,214	100.0	66,834,578	100.0	58,569,234	100.0
Purchase and sale commitments (2)	2,955,238	624,724	5,190,783	–	8,770,745	–	6,187,290	–	5,881,574	–
Overall total	40,463,207	11,402,196	44,893,134	491,422	97,249,959	–	73,021,868	–	64,450,808	–

b) Consolidated portfolio breakdown by issuer

Securities (3)										R$ thousand

	2006									2005

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

Government securities	12,353,986	3,322,329	5,721,452	30,081,115	51,478,882	49,884,987	1,593,895	31,957,203	785,932	28,449,106	329,016
Financial treasury bills	596,074	649,376	918,867	1,694,865	3,859,182	3,858,559	623	4,220,213	(785)	6,156,148	(3,751)
National treasury bills	11,754,850	2,575,091	4,782,121	3,440,127	22,552,189	22,549,412	2,777	3,973,174	7,530	2,556,659	495
National treasury notes	1,034	8,042	–	21,051,088	21,060,164	19,895,720	1,164,444	18,957,892	382,555	13,331,586	29,275
Brazilian foreign debt notes	–	–	16,174	3,693,654	3,709,828	3,282,203	427,625	4,515,603	397,007	6,048,678	331,348
Privatization currencies	–	–	–	191,907	191,907	193,724	(1,817)	187,835	(796)	232,680	(28,200)
Foreign government securities	–	89,820	4,290	9,381	103,491	103,227	264	100,374	450	121,260	(106)
Other	2,028	–	–	93	2,121	2,142	(21)	2,112	(29)	2,095	(45)
Corporate bonds	6,372,333	1,267,810	499,364	6,691,395	14,830,902	13,881,323	949,579	13,116,826	642,663	13,944,444	541,836
Certificates of bank deposit	859,157	1,146,450	223,479	1,553,567	3,782,653	3,782,653	–	5,529,536	–	7,743,236	(3,455)
Stocks	3,202,279	–	–	–	3,202,279	2,323,132	879,147	2,256,507	626,372	1,443,391	486,135
Debentures	7,779	–	25,696	2,842,745	2,876,220	2,894,695	(18,475)	1,542,605	(39,421)	1,651,642	(34,358)
Foreign securities	345	46,018	220,162	1,229,651	1,496,176	1,418,422	77,754	2,096,330	66,166	1,702,735	75,729
Derivative financial instruments	456,420	34,373	29,842	28,430	549,065	524,740	24,325	524,743	7,543	474,488	46,908
Other	1,846,353	40,969	185	1,037,002	2,924,509	2,937,681	(13,172)	1,167,105	(17,997)	928,952	(29,123)
PGBL / VGBL restricted bonds	1,228,994	5,368,959	3,951,101	11,620,376	22,169,430	22,169,430	–	21,760,549	–	16,175,684	–
Subtotal	19,955,313	9,959,098	10,171,917	48,392,886	88,479,214	85,935,740	2,543,474	66,834,578	1,428,595	58,569,234	870,852
Purchase and sale commitments (2)	4,263,886	573,629	855,078	3,078,152	8,770,745	8,770,745	–	6,187,290	–	5,881,574	–
Overall Total	24,219,199	10,532,727	11,026,995	51,471,038	97,249,959	94,706,485	2,543,474	73,021,868	1,428,595	64,450,808	870,852

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3) (4)										R$ thousand

	2006									2005

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

– Financial	13,890,881	2,827,643	5,198,883	6,943,836	28,861,243	28,809,669	51,574	7,089,386	24,184	5,836,450	76,358
National treasury bills	11,252,710	2,346,807	4,727,074	2,529,378	20,855,969	20,853,192	2,777	2,304,502	7,530	578,705	466
Financial treasury bills	538,334	305,776	395,527	592,955	1,832,592	1,831,837	755	1,658,571	495	2,040,084	(2,800)
Certificates of bank deposit	131,401	35,020	712	999,476	1,166,609	1,166,609	–	716,425	–	433,621	–
Derivative financial instruments (1)	456,420	34,373	29,842	28,430	549,065	524,740	24,325	524,743	7,543	474,488	46,908
Debentures	–	–	22,477	1,760,922	1,783,399	1,785,240	(1,841)	453,787	(977)	390,559	2
Brazilian foreign debt notes	–	–	13,862	41,627	55,489	48,784	6,705	135,093	2,587	186,188	10,438
National treasury notes	1,034	–	–	72,372	73,406	69,803	3,603	102,450	726	927,164	7,809
Foreign corporate securities	128	15,847	5,099	298,217	319,291	303,782	15,509	446,419	6,253	335,172	13,641
Foreign government securities	–	89,820	4,290	–	94,110	94,369	(259)	91,086	27	121,260	(106)
Stocks	19,491	–	–	–	19,491	19,491	–	12,374	–	102,915	–
Other	1,491,363	–	–	620,459	2,111,822	2,111,822	–	643,936	–	246,294	–
– Insurance and certificated savings plans	1,116,215	1,501,148	554,903	2,641,124	5,813,390	5,813,400	(10)	6,956,213	(4)	7,304,446	11
Financial treasury bills	–	256,834	377,060	847,020	1,480,914	1,480,924	(10)	1,911,974	(4)	1,882,942	11
National treasury bills	408,726	210,109	45,654	752,218	1,416,707	1,416,707	–	1,473,264	–	1,322,438	–
Certificates of bank deposit	375,919	1,026,163	130,961	215,352	1,748,395	1,748,395	–	2,393,987	–	2,846,048	–
National treasury notes	–	8,042	–	421,173	429,215	429,215	–	844,402	–	404,882	–
Stocks	85,914	–	–	–	85,914	85,914	–	67,320	–	117,388	–
Debentures	–	–	1,228	342,294	343,522	343,522	–	152,779	–	568,506	–
Other	245,656	–	–	63,067	308,723	308,723	–	112,487	–	162,242	–

Securities (3) (4)										R$ thousand

	2006									2005

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

– Private pension plans	1,562,265	5,455,047	4,049,876	12,286,745	23,353,933	23,353,933	–	24,217,814	–	28,849,658	(2,408)
Financial treasury bills	–	4,246	7,058	10,174	21,478	21,478	–	30,978	–	1,305,235	1,049
National treasury notes	–	–	–	72,523	72,523	72,523	–	9,520	–	6,082,211	–
Certificates of bank deposit	266,425	64,476	91,717	259,530	682,148	682,148	–	1,874,454	–	3,952,262	(3,457)
National treasury bills	–	17,366	–	35,672	53,038	53,038	–	12,555	–	582,687	–
Stocks	66,270	–	–	–	66,270	66,270	–	56,798	–	43,168	–
Privatization currencies	–	–	–	121,191	121,191	121,191	–	117,448	–	134,538	–
Debentures	–	–	–	2,084	2,084	2,084	–	179,946	–	380,802	–
PGBL / VGBL restricted bonds	1,228,994	5,368,959	3,951,101	11,620,376	22,169,430	22,169,430	–	21,760,549	–	16,175,684	–
Other	576	–	–	165,195	165,771	165,771	–	175,566	–	193,071	–
– Other activities	130,242	41,356	69,823	224,513	465,934	465,934	–	434,885	(736)	344,438	(870)
Financial treasury bills	9,399	32,756	60,430	62,758	165,343	165,343	–	202,306	–	219,563	–
Certificates of bank deposit	11,703	7,791	–	1,012	20,506	20,506	–	15,159	–	42,346	–
National treasury bills	93,414	809	9,393	122,859	226,475	226,475	–	182,556	–	59,184	–
Debentures	2,122	–	–	37,617	39,739	39,739	–	9,487	–	4,371	–
National treasury notes	–	–	–	–	–	–	–	3,227	–	217	–
Other	13,604	–	–	267	13,871	13,871	–	22,150	(736)	18,757	(870)
Subtotal	16,699,603	9,825,194	9,873,485	22,096,218	58,494,500	58,442,936	51,564	38,698,298	23,444	42,334,992	73,091
Purchase and sale commitments (2)	4,263,886	573,629	855,078	3,078,152	8,770,745	8,770,745	–	6,187,290	–	5,881,574	–
– Financial	2,912,935	23,010	5,698	13,595	2,955,238	2,955,238	–	2,152,466	–	1,043,842	–
– Insurance and certificated savings plans	24,830	12,036	235,615	352,243	624,724	624,724	–	808,811	–	869,632	–
– Private pension plans	1,326,121	538,583	613,765	2,712,314	5,190,783	5,190,783	–	3,226,013	–	3,968,100	–
Overall total	20,963,489	10,398,823	10,728,563	25,174,370	67,265,245	67,213,681	51,564	44,885,588	23,444	48,216,566	73,091
Derivative financial instruments (Liabilities)	(500,135)	(6,641)	(4,105)	(8,123)	(519,004)	(546,750)	27,746	(508,180)	4,424	(238,473)	21,334

II) Securities available for sale

Securities (4)										R$ thousand

	2006									2005

	December 31							September 30		December 31

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to-market book value (6) (7) (8)	Restated cost value	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market	Mark-to-market book value (6) (7) (8)	Mark-to-market

– Financial	1,218,245	71,140	219,551	6,097,800	7,606,736	6,753,397	853,339	9,581,315	708,945	9,726,500	365,058
National treasury bills	–	–	–	–	–	–	–	–	–	13,645	29
Brazilian foreign debt notes	–	–	2,312	2,612,037	2,614,349	2,193,429	420,920	3,336,855	394,420	4,736,066	320,910
Foreign corporate securities	217	30,171	215,063	931,434	1,176,885	1,114,640	62,245	1,645,780	59,913	1,319,697	62,088
National treasury notes	–	–	–	2,027,328	2,027,328	1,930,434	96,894	2,876,510	7,506	2,269,250	16,836
Financial treasury bills	48,089	–	–	40,522	88,611	88,669	(58)	99,530	(142)	394,397	(2,362)
Certificates of bank deposit	52,242	–	–	78,197	130,439	130,439	–	491,424	–	434,756	2
Debentures	1,639	–	1,991	140,078	143,708	177,233	(33,525)	175,776	(33,485)	3,523	(34,301)
Stocks	1,070,087	–	–	–	1,070,087	748,737	321,350	660,737	298,396	184,106	58,354
Privatization currencies	–	–	–	70,716	70,716	72,533	(1,817)	70,387	(796)	98,142	(28,200)
Foreign government securities	–	–	–	9,381	9,381	8,858	523	9,288	423	–	–
Other	45,971	40,969	185	188,107	275,232	288,425	(13,193)	215,028	(17,290)	272,918	(28,298)
– Insurance and certificated savings plans	622,951	36,937	61,990	4,242,204	4,964,082	4,512,550	451,532	3,236,819	190,717	1,370,538	214,114
Financial treasury bills	94	23,937	61,990	75,143	161,164	161,276	(112)	202,565	(1,207)	299,447	440
Stocks	571,463	–	–	–	571,463	319,505	251,958	496,240	178,235	512,915	209,044
Debentures	27	–	–	103,931	103,958	100,944	3,014	94,593	(1,040)	–	–
Certificates of bank deposit	7,635	13,000	–	–	20,635	20,635	–	16,032	–	16,054	–
Foreign corporate securities	–	–	–	–	–	–	–	3,981	–	4,196	–
National treasury notes	–	–	–	4,063,130	4,063,130	3,866,458	196,672	2,423,061	14,729	510,673	4,630
National treasury bills	–	–	–	–	–	–	–	297	–	–	–
Other	43,732	–	–	–	43,732	43,732	–	50	–	27,253	–
– Private pension plans	1,389,115	25,827	16,802	12,728,752	14,160,496	12,973,544	1,186,952	10,981,685	505,422	810,425	218,589
Stocks	1,388,949	–	–	–	1,388,949	1,083,197	305,752	962,953	149,674	482,881	218,737
Debentures	8	–	–	455,819	455,827	441,950	13,877	475,454	(3,919)	302,552	(59)
Financial treasury bills	158	25,827	16,802	66,293	109,080	109,032	48	114,289	73	14,480	(89)
National treasury notes	–	–	–	12,206,640	12,206,640	11,339,365	867,275	9,428,989	359,594	–	–
Other	–	–	–	–	–	–	–	–	–	10,512	–
– Other activities	25,399	–	89	–	25,488	25,401	87	22,923	67	19,496	–
Certificates of bank deposit	13,832	–	89	–	13,921	13,921	–	22,055	–	18,149	–
Debentures	3,983	–	–	–	3,983	3,983	–	783	–	1,329	–
Stocks	105	–	–	–	105	18	87	85	67	18	–
Other	7,479	–	–	–	7,479	7,479	–	–	–	–	–
Overall total	3,255,710	133,904	298,432	23,068,756	26,756,802	24,264,892	2,491,910	23,822,742	1,405,151	11,926,959	797,761

III) Securities held to maturity

Securities						R$ thousand

	2006					2005

	December 31					September 30	December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)

Financial	–	–	–	1,039,990	1,039,990	1,043,805	1,170,094
Brazilian foreign debt notes	–	–	–	1,039,990	1,039,990	1,043,655	1,126,424
Foreign corporate securities	–	–	–	–	–	150	43,670
Private pension plans	–	–	–	2,187,922	2,187,922	3,269,733	3,137,189
National treasury notes	–	–	–	2,187,922	2,187,922	3,269,733	3,137,189
Overall total (5)	–	–	–	3,227,912	3,227,912	4,313,538	4,307,283

d) Breakdown of the portfolios by publication items

						R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)

Own portfolio	12,000,987	8,009,312	6,232,960	45,809,591	72,052,850	66,377,248	59,324,858
Fixed income securities	8,798,708	8,009,312	6,232,960	45,809,591	68,850,571	64,120,741	57,881,467
• Financial treasury bills	593,115	519,802	855,598	974,354	2,942,869	3,908,401	5,541,892
• Purchase and sale commitments (2)	4,263,886	573,629	855,078	3,078,152	8,770,745	6,187,290	5,881,574
• National treasury notes	1,034	8,042	–	18,952,336	18,961,412	16,325,585	10,501,866
• Brazilian foreign debt notes	–	–	16,174	2,628,071	2,644,245	2,816,911	5,409,012
• Certificates of bank deposit	859,157	1,146,450	223,479	1,553,567	3,782,653	5,037,070	7,395,078
• National treasury bills	–	215,623	81,197	1,762,672	2,059,492	3,060,560	2,437,162
• Foreign corporate securities	345	46,018	220,162	1,229,651	1,496,176	2,096,330	1,702,735
• Debentures	3,796	–	25,696	2,842,745	2,872,237	1,541,006	1,650,197
• Foreign government securities	–	89,820	4,290	9,381	103,491	100,374	120,682
• Privatization currencies	–	–	–	121,191	121,191	117,448	134,538
• PGBL/VGBL restricted bonds	1,228,994	5,368,959	3,951,101	11,620,376	22,169,430	21,760,549	16,175,684
• Other	1,848,381	40,969	185	1,037,095	2,926,630	1,169,217	931,047

Equity securities	3,202,279	–	–	–	3,202,279	2,256,507	1,443,391
• Stocks of listed companies (technical provisions)	1,067,442	–	–	–	1,067,442	963,610	678,693
• Stocks of listed companies (other)	2,134,837	–	–	–	2,134,837	1,292,897	764,698

Subject to commitments	5,525,356	2,286,852	4,163,854	4,652,091	16,628,153	6,119,877	4,651,462
Repurchase agreement	5,524,156	2,209,221	3,791,640	3,827,056	15,352,073	2,370,755	1,051,665
• National treasury bills	5,518,396	2,140,299	3,733,444	621,757	12,013,896	169,736	13,439
• Brazilian foreign debt notes	–	–	–	1,065,583	1,065,583	1,698,692	639,666
• Certificates of bank deposit	–	–	–	–	–	492,466	348,158
• Financial treasury bills	1,777	68,922	58,196	40,964	169,859	8,262	40,032
• National treasury notes	–	–	–	2,098,752	2,098,752	–	8,925
• Debentures	3,983	–	–	–	3,983	1,599	1,445

Brazilian Central Bank	–	–	216,813	223,422	440,235	1,367,649	2,506,172
• National treasury bills	–	–	216,813	223,422	440,235	159,425	5,566
• National treasury notes	–	–	–	–	–	1,168,135	2,500,606
• Financial treasury bills	–	–	–	–	–	40,089	–

						R$ thousand

	2006					2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)

Privatization currencies	–	–	–	70,716	70,716	70,387	98,142
Collateral provided	1,200	77,631	155,401	530,897	765,129	2,311,086	995,483
• National treasury bills	18	16,979	150,328	431,885	599,210	583,453	100,492
• Financial treasury bills	1,182	60,652	5,073	99,012	165,919	263,461	574,224
• National treasury notes	–	–	–	–	–	1,464,172	320,189
• Foreign government securities	–	–	–	–	–	–	578

Derivative financial instruments (1)	456,420	34,373	29,842	28,430	549,065	524,743	474,488

Securities purpose of unrestricted purchase and
sale commitments	6,236,436	202,190	600,339	980,926	8,019,891	–	–
• National treasury bills	6,236,436	202,190	600,339	400,391	7,439,356	–	–
• Financial treasury bills	–	–	–	580,535	580,535

Overall total	24,219,199	10,532,727	11,026,995	51,471,038	97,249,959	73,021,868	64,450,808
%	24.9	10.9	11.3	52.9	100.0	100.0	100.0

(1)
For comparison purposes with the criterion adopted by Brazilian Central Bank’s Circular no. 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2)	These refer to assets under management funds applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4)	On June 30, 2006, R$11,251,983 thousand of “Trading Securities” were transferred to “Securities Available for Sale”, in view of the management’s intention as to their realization;
(5)
In compliance with the provisions of Article 8 of BACEN Circular no. 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities clas- sified in the securities held to maturity’s category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of December 31, 2006;

(6)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(7)
This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$998,798 thousand (September 30, 2006 – R$829,243 thousand and December 31, 2005 – R$793,018 thousand); and

(8)
The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2006				2005

	December 31		September 30		December 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	4,724,181		4,581,357		7,479,822
– Interbank market	764,924	–	705,874	–	1,919,655	–
– Foreign currency	3,959,257	–	3,875,483	–	5,560,167	–
Sale commitments:	51,950,138		25,473,829		31,344,456
– Interbank market	37,456,624	36,691,700	13,859,869	13,153,995	19,123,649	17,203,994
– Foreign currency	14,439,408	10,480,151	11,598,959	7,723,476	12,216,762	6,656,595
– Other	54,106	54,106	15,001	15,001	4,045	4,045

Option contracts
Purchase commitments:	540,316		436,430		198,816
– Foreign currency	540,316	67,920	436,430	–	198,816	–
Sale commitments:	472,396		824,757		219,540
– Foreign currency	472,396	–	824,757	388,327	219,540	20,724

	R$ thousand

	2006				2005

	December 31		September 30		December 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Forward contracts
Purchase commitments:	1,242,719		1,474,941		888,308
– Interbank market	–	–	–	–	107,000	107,000
– Foreign currency	1,242,669	768,001	1,460,543	891,329	781,308	280,136
– Other	50	–	14,398	–	–	–
Sale commitments:	843,587		893,082		501,172
– Foreign currency	474,668	–	569,214	–	501,172	–
– Other	368,919	368,869	323,868	309,470	–	–

Swap contracts
Asset position:	13,284,372		16,039,609		15,848,571
– Interbank market	6,860,881	5,524,688	7,522,063	6,199,160	8,543,197	7,326,894
– Prefixed	898,364	247,968	1,062,820	297,229	284,668	–
– Foreign currency	4,069,510	–	5,840,873	–	5,173,417	–
– Reference rate – TR	816,019	715,886	818,787	712,960	794,105	788,843
– SELIC	606,089	469,514	680,489	538,947	779,650	743,807
– IGP-M	19,416	–	51,643	–	130,837	–
– Other	14,093	–	62,934	41,380	142,697	142,014

Liability position:	13,183,001		15,976,175		15,580,767
– Interbank market	1,336,193	–	1,322,903	–	1,216,303	–
– Prefixed	650,396	–	765,591	–	661,650	376,982
– Foreign currency	10,774,723	6,705,213	13,440,542	7,599,669	13,369,393	8,195,976
– Reference rate – TR	100,133	–	105,827	–	5,262	–
– SELIC	136,575	–	141,542	–	35,843	–
– IGP-M	135,296	115,880	178,216	126,573	291,633	160,796
– Other	49,685	35,592	21,554	–	683	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2006						2005

	December 31			September 30			December 31

	Related Cost	Mark-to-market adjustment value	Market value	Restated cost	Mark-to-market adjustment value	Market value	Restated cost	Mark-to-market adjustment value	Market value

Adjustment receivables –
swap	140,682	24,254	164,936	175,677	8,668	184,345	317,664	45,365	363,029
Receivable forward
purchases	50	–	50	14,398	–	14,398	107,000	–	107,000
Receivable futures sales	382,506	84	382,590	323,868	(93)	323,775	–	–	–
Premiums on
exercisable options	1,502	(13)	1,489	3,257	(1,032)	2,225	2,916	1,543	4,459
Total assets	524,740	24,325	549,065	517,200	7,543	524,743	427,580	46,908	474,488
Adjustment payables –
swap	(73,091)	9,526	(63,565)	(119,774)	(1,137)	(120,911)	(93,479)	(1,746)	(95,225)
Payable forward
purchases	(50)	–	(50)	(14,398)	–	(14,398)	(107,000)	–	(107,000)
Payable futures sales	(452,598)	(84)	(452,682)	(323,868)	93	(323,775)	–	–	–
Premiums on written
options	(21,011)	18,304	(2,707)	(54,564)	5,468	(49,096)	(59,328)	23,080	(36,248)
Total liabilities	(546,750)	27,746	(519,004)	(512,604)	4,424	(508,180)	(259,807)	21,334	(238,473)

III) Futures, option, forward and swap contracts

					R$ thousand

	2006						2005

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31

Future contracts	34,092,031	7,240,272	8,561,654	6,780,362	56,674,319	30,055,186	38,824,278
Option contracts	981,102	30,315	270	1,025	1,012,712	1,261,187	418,356
Forward contracts	1,060,289	506,008	403,739	116,270	2,086,306	2,368,023	1,389,480
Swap contracts	3,796,307	1,638,706	2,439,902	5,244,521	13,119,436	15,855,264	15,485,542
Total on December 31,
2006	39,929,729	9,415,301	11,405,565	12,142,178	72,892,773
Total on September 30,
2006	25,580,478	6,924,467	6,106,646	10,928,069		49,539,660
Total on December 31,
2005	28,003,196	8,937,756	10,192,908	8,983,796			56,117,656

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Government bonds
National treasury notes	146,291	1,291,656	301,135
National treasury bills	1,045,516	53,832	1,320,615
Total	1,191,807	1,345,488	1,621,750

V) Net revenue and expenses amounts

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Swap contracts	174,763	385,294	2,111,881	728,355
Forward contracts	31,854	(23,592)	(71,897)	(14,723)
Option contracts	1,800	10,973	20,734	70,888
Futures contracts	139,123	(84,351)	199,256	1,604,482
Total	347,540	288,324	2,259,974	2,389,002

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

CETIP (over-the-counter)	9,061,696	10,071,350	10,091,644
BM&F (floor)	63,831,077	39,468,310	46,026,012
Total	72,892,773	49,539,660	56,117,656

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Fixed income securities	861,606	707,043	3,219,589	3,731,330
Interbank investments (Note 7b)	976,402	1,034,494	3,709,215	3,374,376
Allocation of exchange variation of foreign branches and subsidiaries	(118,737)	40,551	(935,164)	(1,521,258)
Equity securities (1)	113,960	11,554	213,456	(32,440)
Subtotal	1,833,231	1,793,642	6,207,096	5,552,008
Financial income on insurance, private pension plans and certificated savings plans (1)	1,942,738	1,591,834	6,989,951	6,498,435
Income from derivative financial instruments	347,540	288,324	2,259,974	2,389,002
Total	4,123,509	3,673,800	15,457,021	14,439,445
In the 4th quarter of 2006 our stake in Usiminas was sold, and the result of that operation was R$218,753 thousand.

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

		2006		2005

	Remuneration	December	September	December
		31	30	31

Compulsory deposits – demand deposits	Not remunerated	6,433,508	5,519,783	5,276,412
Compulsory deposits – savings account deposits	Savings index	5,383,510	5,060,466	5,157,183
Additional compulsory deposits	SELIC rate	6,847,688	6,412,598	6,011,271
Restricted deposits – SFH	Reference rate – TR	405,465	402,419	396,089
Funds from rural credit	Reference rate – TR	578	578	578
Total		19,070,749	17,395,844	16,841,533

b) Compulsory deposits

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Restricted deposits – BACEN (compulsory deposits)	306,264	325,679	1,292,468	1,463,755
Restricted deposits – SFH	8,652	8,874	34,119	31,640
Total	314,916	334,553	1,326,587	1,495,395

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity;
b) By type and risk level;
c) Maturity ranges and risk level;
d) Concentration of loan operations;
e) By economic activity sector;
f) Breakdown of loan operations and allowance for doubtful accounts;
g) Movement of the allowance for doubtful accounts;
h) Recovery and renegotiation;
i) Movement of renegotiated portfolio; and
j) Income on loan and leasing operations.

a) By type and maturity

	R$ thousand

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2006				2005

							Total on December 31 (A)	% (5)	Total on September 30 (A)	% (5)	Total on December 31 (A)	% (5)

Discounted trade receivables and
other loans	8,441,384	5,384,645	4,154,801	5,709,438	4,808,588	10,477,899	38,976,755	38.0	36,745,543	37.4	33,673,847	39.5
Financings	2,230,324	2,067,318	1,710,453	4,997,985	6,833,213	14,021,404	31,860,697	31.0	31,188,000	31.7	27,643,052	32.5
Rural and agribusiness loans	294,531	232,819	218,766	1,435,087	1,641,911	3,446,303	7,269,417	7.1	7,030,403	7.2	6,314,381	7.4
Subtotal	10,966,239	7,684,782	6,084,020	12,142,510	13,283,712	27,945,606	78,106,869	76.1	74,963,946	76.3	67,631,280	79.4
Leasing operations	217,442	179,832	150,587	438,601	779,781	1,941,051	3,707,294	3.6	3,407,626	3.5	2,427,437	2.9
Advances on foreign exchange contracts (1)	1,061,035	1,016,168	871,168	1,482,100	1,250,758	–	5,681,229	5.5	5,464,095	5.6	4,930,239	5.8
Subtotal	12,244,716	8,880,782	7,105,775	14,063,211	15,314,251	29,886,657	87,495,392	85.2	83,835,667	85.4	74,988,956	88.1
Other receivables (2)	105,627	16,779	17,599	116,198	52,469	142,671	451,343	0.4	446,568	0.5	530,199	0.6
Total loan operations (3)	12,350,343	8,897,561	7,123,374	14,179,409	15,366,720	30,029,328	87,946,735	85.6	84,282,235	85.9	75,519,155	88.7
Sureties and guarantees (4)	428,084	362,379	805,659	812,309	1,647,361	10,735,567	14,791,359	14.4	13,820,221	14.1	9,629,856	11.3
Overall total on December 31, 2006	12,778,427	9,259,940	7,929,033	14,991,718	17,014,081	40,764,895	102,738,094	100.0
Overall total on September 30, 2006	13,352,106	8,920,170	7,927,559	13,370,718	16,372,342	38,159,561			98,102,456	100.0
Overall total on December 31, 2005	12,723,405	8,350,044	7,510,895	11,528,280	13,853,598	31,182,789					85,149,011	100.0

	R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2006				2005

						Total on December 31 (B)	% (5)	Total on September 30 (B)	% (5)	Total on December 31 (B)	% (5)

Discounted trade receivables and other loans	423,645	317,373	404,701	569,296	663,431	2,378,446	73.3	2,256,399	74.3	1,657,519	72.7
Financings	207,143	138,182	65,791	141,641	144,356	697,113	21.5	651,104	21.4	434,881	19.1
Rural and agribusiness loans	8,017	13,339	4,892	8,432	36,204	70,884	2.2	56,025	1.9	54,677	2.4
Subtotal	638,805	468,894	475,384	719,369	843,991	3,146,443	97.0	2,963,528	97.6	2,147,077	94.2
Leasing operations	9,338	7,293	2,977	5,951	8,263	33,822	1.0	26,724	0.9	13,124	0.6
Advances on foreign exchange contracts (1)	6,382	6,152	196	1,426	7,765	21,921	0.7	22,582	0.7	86,873	3.8
Subtotal	654,525	482,339	478,557	726,746	860,019	3,202,186	98.7	3,012,834	99.2	2,247,074	98.6
Other receivables (2)	5,800	883	342	921	34,613	42,559	1.3	23,399	0.8	30,906	1.4
Overall total on December 31, 2006	660,325	483,222	478,899	727,667	894,632	3,244,745	100.0
Overall total on September 30, 2006	879,523	408,769	390,752	630,040	727,149			3,036,233	100.0
Overall total on December 31, 2005	483,066	364,249	300,529	478,414	651,722					2,277,980	100.0

	R$ thousand

	Abnormal course

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2006				2005

							Total on December 31 (C)	% (5)	Total on September 30 (C)	% (5)	Total on December 31 (C)	% (5)

Discounted trade receivables and other loans	206,504	205,689	173,175	322,096	405,417	486,465	1,799,346	35.8	1,771,316	37.7	1,151,212	34.6
Financings	196,600	192,416	168,603	454,841	685,002	1,091,709	2,789,171	55.5	2,632,528	56.1	2,064,429	61.9
Rural and agribusiness loans	1,394	172	267	4,126	8,730	243,600	258,289	5.1	134,986	2.9	33,362	1.0
Subtotal	404,498	398,277	342,045	781,063	1,099,149	1,821,774	4,846,806	96.4	4,538,830	96.7	3,249,003	97.5
Leasing operations	7,798	7,172	6,234	18,334	34,195	96,549	170,282	3.4	141,104	3.0	77,797	2.3
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	412,296	405,449	348,279	799,397	1,133,344	1,918,323	5,017,088	99.8	4,679,934	99.7	3,326,800	99.8
Other receivables (2)	4,662	288	286	737	938	3,674	10,585	0.2	14,723	0.3	6,459	0.2
Total loan operations (3)	416,958	405,737	348,565	800,134	1,134,282	1,921,997	5,027,673	100.0	4,694,657	100.0	3,333,259	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on December 31, 2006	416,958	405,737	348,565	800,134	1,134,282	1,921,997	5,027,673	100.0
Overall total on September 30, 2006	433,359	392,626	350,384	786,119	1,082,802	1,649,367			4,694,657	100.0
Overall total on December 31, 2005	291,765	266,355	245,858	585,276	793,070	1,150,935					3,333,259	100.0

	R$ thousand

	Overall total

	2006				2005

	Total on December 31 (A+B+C)	% (5)	Total on September 30 (A+B+C)	% (5)	Total on December 31 (A+B+C)	% (5)

Discounted trade receivables and other loans	43,154,547	39.0	40,773,258	38.5	36,482,578	40.2
Financings	35,346,981	31.8	34,471,632	32.6	30,142,362	33.2
Rural and agribusiness loans	7,598,590	6.8	7,221,414	6.8	6,402,420	7.1
Subtotal	86,100,118	77.6	82,466,304	77.9	73,027,360	80.5
Leasing operations	3,911,398	3.5	3,575,454	3.4	2,518,358	2.8
Advances on foreign exchange contracts (1)	5,703,150	5.1	5,486,677	5.2	5,017,112	5.5
Subtotal	95,714,666	86.2	91,528,435	86.5	80,562,830	88.8
Other receivables (2)	504,487	0.5	484,690	0.4	567,564	0.6
Total loan operations (3)	96,219,153	86.7	92,013,125	86.9	81,130,394	89.4
Sureties and guarantees (4)	14,791,359	13.3	13,820,221	13.1	9,629,856	10.6
Overall total on December 31, 2006	111,010,512	100.0
Overall total on September 30, 2006			105,833,346	100.0
Overall total on December 31, 2005					90,760,250	100.0
(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other liabilities”;
(2) “Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$2,847,450 thousand (September 30, 2006 – R$2,486,180 thousand and December 31, 2005 – R$1,743,064 thousand), including Amex Brasil R$76,074 thousand (September 30, 2006 – R$75,323 thousand) . Other receivables relating to credit cards in the amount of R$5,215,435 thousand (September 30, 2006 – R$4,463,901 thousand and December 31, 2005 – R$2,847,097 thousand), including Amex Brasil R$1,344,368 thousand (September 30, 2006 – R$1,203,138 thousand) are classified in the item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$3,238,963 thousand referred to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5) Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2006				2005

										Total on December 31%		Total on September 30%		Total on December 31%

Discounted trade
receivables and other
loans	9,405,047	19,591,900	3,380,356	5,975,723	944,662	569,584	411,164	509,903	2,366,208	43,154,547	44.9	40,773,258	44.3	36,482,578	45.0
Financings	4,880,537	18,706,999	3,566,880	6,484,627	462,165	202,175	159,084	133,982	750,532	35,346,981	36.7	34,471,632	37.5	30,142,362	37.1
Rural and agribusiness
loans	268,303	3,197,703	910,808	2,398,142	341,485	37,426	184,417	152,331	107,975	7,598,590	7.9	7,221,414	7.8	6,402,420	7.9
Subtotal	14,553,887	41,496,602	7,858,044	14,858,492	1,748,312	809,185	754,665	796,216	3,224,715	86,100,118	89.5	82,466,304	89.6	73,027,360	90.0
Leasing operations	208,747	1,292,386	883,745	1,362,099	46,257	15,318	22,044	9,001	71,801	3,911,398	4.1	3,575,454	3.9	2,518,358	3.1
Advances on foreign
exchange contracts	3,652,737	918,442	770,038	334,220	15,631	485	320	585	10,692	5,703,150	5.9	5,486,677	6.0	5,017,112	6.2
Subtotal	18,415,371	43,707,430	9,511,827	16,554,811	1,810,200	824,988	777,029	805,802	3,307,208	95,714,666	99.5	91,528,435	99.5	80,562,830	99.3
Other receivables	124,005	108,583	139,659	69,494	20,700	526	27	722	40,771	504,487	0.5	484,690	0.5	567,564	0.7
Total loan operations on
December 31, 2006	18,539,376	43,816,013	9,651,486	16,624,305	1,830,900	825,514	777,056	806,524	3,347,979	96,219,153	100.0
%	19.3	45.5	10.0	17.3	1.9	0.9	0.8	0.8	3.5	100.0
Total loan operations on
September 30, 2006	17,669,763	42,644,102	8,712,102	15,925,208	1,733,355	827,197	681,835	788,137	3,031,426			92,013,125	100.0
%	19.2	46.3	9.5	17.3	1.9	0.9	0.7	0.9	3.3			100.0
Total loan operations on
December 31, 2005	15,076,434	39,226,453	6,815,101	14,529,208	1,578,039	557,849	561,156	489,515	2,296,639					81,130,394	100.0
%	18.6	48.3	8.4	17.9	2.0	0.7	0.7	0.6	2.8					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk Levels

	Abnormal Course Operations

	AA	A	B	C	D	E	F	G	H	2006				2005

										Total on December 31%		Total on September 30%		Total on December 31%

Installments Falling Due	–	–	1,234,385	1,284,037	537,561	352,133	370,883	293,592	955,082	5,027,673	100.0	4,694,657	100.0	3,333,259	100.0
1 to 30	–	–	112,215	116,947	44,777	26,726	19,405	18,468	78,420	416,958	8.3	433,359	9.2	291,765	8.7
31 to 60	–	–	108,082	118,648	37,991	26,568	19,503	18,132	76,813	405,737	8.1	392,626	8.4	266,355	8.0
61 to 90	–	–	86,308	100,476	34,704	23,425	17,824	16,659	69,169	348,565	6.9	350,384	7.5	245,858	7.4
91 to 180	–	–	204,876	206,070	84,488	55,290	43,109	39,701	166,600	800,134	15.9	786,119	16.7	585,276	17.6
181 to 360	–	–	287,365	302,655	116,585	77,226	58,183	55,007	237,261	1,134,282	22.6	1,082,802	23.1	793,070	23.8
More than 360	–	–	435,539	439,241	219,016	142,898	212,859	145,625	326,819	1,921,997	38.2	1,649,367	35.1	1,150,935	34.5

Past Due Installments	–	–	169,637	359,528	297,830	251,610	210,396	332,159	1,623,585	3,244,745	100.0	3,036,233	100.0	2,277,980	100.0
1 to 14	–	–	23,470	73,432	22,691	13,122	9,190	7,986	37,570	187,461	5.8	416,146	13.7	109,927	4.8
15 to 30	–	–	137,839	106,514	48,375	22,338	14,088	88,248	55,462	472,864	14.6	463,377	15.3	373,139	16.4
31 to 60	–	–	8,328	176,000	94,487	53,492	30,373	22,823	97,719	483,222	14.9	408,769	13.5	364,249	16.0
61 to 90	–	–	–	2,785	128,639	75,137	47,201	41,352	183,785	478,899	14.8	390,752	12.9	300,529	13.2
91 to 180	–	–	–	797	3,638	86,384	107,457	169,312	360,079	727,667	22.3	630,040	20.7	478,414	21.0
181 to 360	–	–	–	–	–	1,137	2,087	2,438	814,690	820,352	25.3	664,933	21.9	515,205	22.6
More than 360	–	–	–	–	–	–	–	–	74,280	74,280	2.3	62,216	2.0	136,517	6.0

Subtotal	–	–	1,404,022	1,643,565	835,391	603,743	581,279	625,751	2,578,667	8,272,418		7,730,890		5,611,239

Specific provision	–	–	14,041	49,307	83,539	181,123	290,639	438,025	2,578,667	3,635,341		3,290,366		2,287,589

	R$ thousand

	Risk Levels

	Normal Course Operations

	AA	A	B	C	D	E	F	G	H	2006				2005

										Total on December 31%		Total on September 30%		Total on December 31%

Installments Falling Due	18,539,376	43,816,013	8,247,464	14,980,740	995,509	221,771	195,777	180,773	769,312	87,946,735	100.0	84,282,235	100.0	75,519,155	100.0
1 to 30	2,200,672	7,319,541	823,199	1,793,682	82,931	25,672	14,576	12,380	77,690	12,350,343	14.1	12,736,950	15.1	12,486,336	16.5
31 to 60	1,657,687	4,674,080	815,226	1,591,517	62,679	15,883	13,309	7,573	59,607	8,897,561	10.1	8,735,852	10.4	8,187,388	10.8
61 to 90	1,479,094	3,516,622	666,587	1,329,654	50,702	14,123	10,227	6,877	49,488	7,123,374	8.1	7,636,226	9.1	6,821,066	9.0
91 to 180	3,531,889	6,454,973	1,639,670	2,251,706	102,637	35,680	22,647	22,978	117,229	14,179,409	16.1	12,386,744	14.7	11,148,507	14.8
181 to 360	3,202,074	7,700,936	1,357,824	2,695,462	126,414	42,125	24,645	18,689	198,551	15,366,720	17.5	14,586,982	17.3	12,648,515	16.8
More than 360	6,467,960	14,149,861	2,944,958	5,318,719	570,146	88,288	110,373	112,276	266,747	30,029,328	34.1	28,199,481	33.4	24,227,343	32.1
Generic Provision		219,080	82,464	449,422	99,551	66,531	97,889	126,541	769,312	1,910,790		1,833,249		1,657,570
Overall total on
December 31, 2006	18,539,376	43,816,013	9,651,486	16,624,305	1,830,900	825,514	777,056	806,524	3,347,979	96,219,153
Existing provision		219,762	125,835	775,941	483,106	407,605	513,845	771,965	3,347,979	6,646,038
Minimum required
provision		219,080	96,505	498,729	183,090	247,654	388,528	564,566	3,347,979	5,546,131
Additional provision		682	29,330	277,212	300,016	159,951	125,317	207,399	–	1,099,907
Overall total on
September 30, 2006	17,669,763	42,644,102	8,712,102	15,925,208	1,733,355	827,197	681,835	788,137	3,031,426			92,013,125
Existing provision		213,899	112,597	786,333	454,921	404,881	460,831	750,305	3,031,426			6,215,193
Minimum required
provision		213,221	87,121	477,751	173,324	248,159	340,917	551,696	3,031,426			5,123,615
Additional provision		678	25,476	308,582	281,597	156,722	119,914	198,609	–			1,091,578
Overall total on
December 31, 2005	15,076,434	39,226,453	6,815,101	14,529,208	1,578,039	557,849	561,156	489,515	2,296,639					81,130,394
Existing provision		196,807	89,277	864,167	407,097	272,482	376,515	455,665	2,296,639					4,958,649
Minimum required
provision		196,101	68,148	435,875	157,804	167,355	280,577	342,660	2,296,639					3,945,159
Additional provision		706	21,129	428,292	249,293	105,127	95,938	113,005	–					1,013,490

d) Concentration of loan operations

						R$ thousand

	2006				2005

	December	%	September	%	December	%
	31		30		31

Largest borrower	1,143,049	1.2	725,312	0.8	921,735	1.1
10 largest borrowers	5,979,499	6.2	5,194,987	5.6	5,762,250	7.1
20 largest borrowers	9,287,341	9.7	8,662,278	9.4	8,668,385	10.7
50 largest borrowers	15,473,148	16.1	15,367,275	16.7	13,904,433	17.1
100 largest borrowers	20,597,433	21.4	20,813,853	22.6	18,187,234	22.4

e) By economic activity sector

						R$ thousand

	2006				2005

	December	%	September	%	December	%
	31		30		31

Public Sector	939,657	1.0	963,228	1.0	890,944	1.1
Federal Government	494,218	0.5	510,386	0.5	421,545	0.5
Petrochemical	342,093	0.3	332,762	0.3	272,519	0.4
Financial intermediary	152,125	0.2	157,491	0.2	66,237	–
Production and distribution of electric power	–	–	20,133	–	82,789	0.1
State Government	442,740	0.5	449,878	0.5	466,014	0.6
Production and distribution of electric power	442,740	0.5	449,878	0.5	466,014	0.6
Municipal Government	2,699	–	2,964	–	3,385	–
Direct administration	2,699	–	2,964	–	3,385	–
Private sector	95,279,496	99.0	91,049,897	99.0	80,239,450	98.9
Manufacturing	24,392,791	25.3	22,789,513	24.8	20,395,785	25.1
Food and beverage	5,679,747	5.9	5,105,029	5.6	5,309,376	6.5
Steel, metallurgical and mechanical	3,712,917	3.9	3,301,174	3.6	2,937,134	3.6
Chemical	2,894,033	3.0	3,076,633	3.3	2,129,672	2.6
Pulp and paper	1,949,233	2.0	1,864,883	2.0	915,768	1.1
Light and heavy vehicles	1,897,900	2.0	2,121,901	2.3	2,077,310	2.6
Extraction of metallic and non-metallic ores	1,602,554	1.7	919,616	1.0	834,392	1.0
Textiles and clothing	1,104,973	1.1	1,058,853	1.2	940,772	1.2
Rubber and plastic articles	1,061,282	1.1	953,343	1.0	914,259	1.1
Electric and electronic products	698,088	0.7	685,090	0.7	979,157	1.2
Furniture and wood products	677,558	0.7	649,399	0.7	649,510	0.8
Automotive parts and accessories	614,933	0.6	572,468	0.6	509,507	0.6
Non-metallic materials	489,006	0.5	443,224	0.5	398,589	0.5
Leather articles	466,570	0.5	447,265	0.5	399,003	0.5
Oil refining and production of alcohol	448,620	0.5	329,999	0.4	308,967	0.4
Publishing, printing and reproduction	427,068	0.4	421,316	0.5	525,202	0.7
Other industries	668,309	0.7	839,320	0.9	567,167	0.7
Commerce	13,452,314	13.9	13,143,583	14.3	12,077,594	14.9
Products in specialty stores	3,518,204	3.7	3,346,003	3.7	3,285,581	4.1
Food products, beverage and tobacco	1,686,150	1.8	1,655,603	1.8	1,469,437	1.8
Grooming and household articles	1,286,304	1.3	1,135,955	1.2	884,709	1.1
Self-propelled vehicles	1,005,201	1.0	939,227	1.0	799,782	1.0
Clothing and footwear	981,678	1.0	865,846	1.0	807,949	1.0
Non-specialized retailer	852,420	0.9	1,129,152	1.2	744,886	0.9
Wholesale of goods in general	745,462	0.8	733,008	0.8	854,953	1.1
Repair, parts and accessories for
self-propelled vehicles	720,999	0.7	694,978	0.8	606,536	0.8
Residues and scrap	710,169	0.7	763,261	0.8	837,332	1.0
Fuel	616,158	0.6	607,298	0.7	589,511	0.7
Agricultural and farming products	533,766	0.6	562,434	0.6	517,376	0.6
Trade intermediary	462,627	0.5	402,606	0.4	442,580	0.5
Other commerce	333,176	0.3	308,212	0.3	236,962	0.3

						R$ thousand

	2006				2005

	December	%	September	%	December	%
	31		30		31

Financial intermediaries	462,348	0.5	756,622	0.8	259,567	0.3
Services	16,054,191	16.7	14,319,164	15.6	13,192,722	16.3
Transport and storage	4,388,032	4.6	4,211,185	4.6	3,542,009	4.4
Real estate activities, rentals and corporate
services	2,502,301	2.6	2,270,268	2.5	2,001,984	2.5
Civil construction	2,457,171	2.6	1,974,891	2.1	1,721,691	2.1
Production and distribution of electric
power, gas and water	1,768,549	1.8	1,662,164	1.8	1,196,202	1.5
Telecommunications	1,206,054	1.2	928,009	1.0	1,503,751	1.9
Social services, education, health, defense and social security	1,001,358	1.0	977,286	1.1	932,950	1.1
Clubs, leisure, cultural and sports activities	639,357	0.7	460,545	0.5	509,485	0.6
Holding companies, legal, accounting and
business advisory services	551,728	0.6	441,072	0.5	378,154	0.5
Hotel and catering	406,554	0.4	386,108	0.4	327,796	0.4
Other services	1,133,087	1.2	1,007,636	1.1	1,078,700	1.3
Agribusiness, fishing, forestry
development and management	1,306,664	1.4	1,207,266	1.3	1,092,775	1.4
Individuals	39,611,188	41.2	38,833,749	42.2	33,221,007	40.9
Total	96,219,153	100.0	92,013,125	100.0	81,130,394	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

								R$ thousand

	Portfolio balance

	Abnormal course						2006		2005

Risk level
			Total –	Normal			%	%	%
	Past due	Falling due	abnormal	course	Total	%	December	September	December
			course				31	30	31
							YTD	YTD	YTD

AA	–	–	–	18,539,376	18,539,376	19.3	19.3	19.2	18.6
A	–	–	–	43,816,013	43,816,013	45.5	64.8	65.5	66.9
B	169,637	1,234,385	1,404,022	8,247,464	9,651,486	10.0	74.8	75.0	75.3
C	359,528	1,284,037	1,643,565	14,980,740	16,624,305	17.3	92.1	92.3	93.2
Subtotal	529,165	2,518,422	3,047,587	85,583,593	88,631,180	92.1
D	297,830	537,561	835,391	995,509	1,830,900	1.9	94.0	94.2	95.2
E	251,610	352,133	603,743	221,771	825,514	0.9	94.9	95.1	95.9
F	210,396	370,883	581,279	195,777	777,056	0.8	95.7	95.8	96.6
G	332,159	293,592	625,751	180,773	806,524	0.8	96.5	96.7	97.2
H	1,623,585	955,082	2,578,667	769,312	3,347,979	3.5	100.0	100.0	100.0
Subtotal	2,715,580	2,509,251	5,224,831	2,363,142	7,587,973	7.9
Total on December 31, 2006	3,244,745	5,027,673	8,272,418	87,946,735	96,219,153	100.0
%	3.4	5.2	8.6	91.4	100.0
Total on September 30, 2006	3,036,233	4,694,657	7,730,890	84,282,235	92,013,125
%	3.3	5.1	8.4	91.6	100.0
Total on December 31, 2005	2,277,980	3,333,259	5,611,239	75,519,155	81,130,394
%	2.8	4.1	6.9	93.1	100.0

	R$ thousand

	Provision

	Minimum requirement						Additional	Existing	2006		2005

Risk level		Specific			Generic	Total			%	%	%

	% minimum								on	on	on
	required	Past	Falling	Total					December	September	December
	provision	due	due	specific					31	30	31
									(1)	(1)	(1)

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	219,080	219,080	682	219,762	0.5	0.5	0.5
B	1.0	1,696	12,345	14,041	82,464	96,505	29,330	125,835	1.3	1.3	1.3
C	3.0	10,786	38,521	49,307	449,422	498,729	277,212	775,941	4.7	4.9	6.0
Subtotal		12,482	50,866	63,348	750,966	814,314	307,224	1,121,538	1.3	1.3	1.5
D	10.0	29,783	53,756	83,539	99,551	183,090	300,016	483,106	26.4	26.2	25.8
E	30.0	75,483	105,640	181,123	66,531	247,654	159,951	407,605	49.4	48.9	48.8
F	50.0	105,198	185,441	290,639	97,889	388,528	125,317	513,845	66.1	67.6	67.1
G	70.0	232,511	205,514	438,025	126,541	564,566	207,399	771,965	95.7	95.2	93.1
H	100.0	1,623,585	955,082	2,578,667	769,312	3,347,979	–	3,347,979	100.0	100.0	100.0
Subtotal		2,066,560	1,505,433	3,571,993	1,159,824	4,731,817	792,683	5,524,500	72.8	72.3	69.5
Total on
December 31,
2006		2,079,042	1,556,299	3,635,341	1,910,790	5,546,131	1,099,907	6,646,038	6.9
%		31.2	23.4	54.6	28.9	83.5	16.5	100.0
Total on
September 30,
2006		1,905,520	1,384,846	3,290,366	1,833,249	5,123,615	1,091,578	6,215,193		6.8
%		30.6	22.3	52.9	29.5	82.4	17.6	100.0
Total on
December 31,
2005		1,400,981	886,608	2,287,589	1,657,570	3,945,159	1,013,490	4,958,649			6.1
%		28.3	17.9	46.2	33.4	79.6	20.4	100.0
(1) Ratio between existing provision and portfolio by risk level.

       g) Movement of allowance for doubtful accounts

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	September 30
			YTD	YTD

Opening Balance	6,215,193	5,833,198	4,958,649	4,145,557
– Specific provision (1)	3,290,366	3,053,611	2,287,589	1,785,474
– Generic provision (2)	1,833,249	1,699,872	1,657,570	1,434,610
– Additional provision (3)	1,091,578	1,079,715	1,013,490	925,473
Amount recorded	1,189,941	1,168,044	4,412,413	2,507,206
Amount written-off	(759,096)	(786,049)	(2,826,589)	(1,694,114)
Balance derived from acquired institutions (4)	–	–	101,565	–
Closing balance	6,646,038	6,215,193	6,646,038	4,958,649
– Specific provision (1)	3,635,341	3,290,366	3,635,341	2,287,589
– Generic provision (2)	1,910,790	1,833,249	1,910,790	1,657,570
– Additional provision (3)	1,099,907	1,091,578	1,099,907	1,013,490

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)
The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN Resolution 2,682.

The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and
(4)	Comprises Banco BEC S.A. and Amex Brasil (Notes 1 and 4).

h) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Amount recorded	1,189,941	1,168,044	4,412,413	2,507,206
Amount recovered (1)	(197,005)	(165,749)	(637,645)	(681,956)
Expense net of recoveries	992,936	1,002,295	3,774,768	1,825,250

(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Opening balance	2,594,312	2,370,270	2,020,341	1,714,589
– Amount renegotiated	649,887	728,106	2,613,210	1,745,665
– Amount received	(419,235)	(379,828)	(1,436,867)	(1,033,643)
– Amount written-off	(116,443)	(124,236)	(488,163)	(406,270)
Closing balance	2,708,521	2,594,312	2,708,521	2,020,341
Allowance for doubtful accounts	1,732,083	1,602,829	1,732,083	1,255,248
Percentage on portfolio	63.9%	61.8%	63.9%	62.1%

j) Income on loan and leasing operations

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Discounted trade receivables and other loans	3,010,755	3,034,072	11,805,508	9,914,845
Financings	1,800,510	1,856,255	7,274,885	5,998,765
Rural and agribusiness loans	189,004	175,602	690,432	563,298
Subtotal	5,000,269	5,065,929	19,770,825	16,476,908
Recovery of credits written-off as loss	197,005	165,749	637,645	681,956
Allocation of exchange variation of foreign branches and subsidiaries	(84,520)	26,408	(353,350)	(454,546)
Subtotal	5,112,754	5,258,086	20,055,120	16,704,318
Leasing, net of expenses	190,769	172,814	645,102	435,694
Total	5,303,523	5,430,900	20,700,222	17,140,012

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Assets – Other receivables
Exchange purchases pending settlement	6,691,337	7,008,563	5,917,638
Foreign exchange acceptances and term documents in foreign currencies	8,132	3,375	25,504
Exchange sale receivables	1,308,768	1,732,821	1,355,144
(-) Advances in local currency received	(141,701)	(205,479)	(417,904)
Income receivable on advances granted	79,526	81,022	56,762
Total	7,946,062	8,620,302	6,937,144
Liabilities – Other liabilities
Exchange sales pending settlement	1,308,476	1,732,315	1,360,794
Exchange purchase payables	6,754,564	7,028,848	5,849,124
(-) Advances on foreign exchange contracts	(5,703,150)	(5,486,677)	(5,017,112)
Other	26,927	15,736	14,146
Total	2,386,817	3,290,222	2,206,952
Net foreign exchange portfolio	5,559,245	5,330,080	4,730,192
Memorandum accounts
Imports loans	241,508	201,528	137,369
Confirmed exports loans	20,168	35,223	35,107

Exchange Results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Foreign exchange result	98,051	167,557	729,647	617,678
Adjustments:
– Income on foreign currency financing (1)	12,889	22,310	130,826	83,952
– Income on export financing (1)	13,028	15,524	50,824	22,018
– Income on foreign investments (2)	35,504	32,297	182,490	108,273
– Expenses from foreign securities (3)	–	–	–	(4,546)
– Expenses from liabilities with foreign bankers (4) (Note 17c)	(84,588)	(151,380)	(793,458)	(575,155)
– Other	15,260	9,383	44,801	(8,373)
Total adjustments	(7,907)	(71,866)	(384,517)	(373,831)
Adjusted foreign exchange operations result	90,144	95,691	345,130	243,847

(1)	Classified in the item “Income on loan operations”;
(2)	Demonstrated in the item “Income on securities transactions”;
(3)	Presented in the item “Expenses from federal funds purchased and securities sold under agreements to repurchase”; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the item “Expenses for borrowings and onlendings”.

b) Sundry

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Tax credits (Note 34c)	7,265,972	7,116,622	5,210,628
Credit card operations (1)	5,215,435	4,463,901	2,847,097
Borrowers by escrow	3,621,636	3,593,509	2,324,566
Prepaid taxes	878,607	822,672	865,604
Sundry borrowers	756,215	570,634	362,030
Receivable securities and credits	623,681	518,771	506,414
Payments to be reimbursed	469,174	487,758	423,907
Borrowers due to purchase of assets	224,310	240,891	310,255
Other	260,234	188,596	91,186
Total	19,315,264	18,003,354	12,941,687
(1) The increase in the last 12 months includes Amex Brasil operations in the amount of R$1,344,368 thousand (Note 1).

12) Other Assets

a) Non–operating assets/Others

	R$ thousand

	Cost	Provission for losses	Residual value

			2006		2005

			December	September	December
			31	30	31

Real estate	155,926	(54,609)	101,317	109,532	104,437
Goods subject to special conditions	94,310	(94,310)	–	–	–
Vehicles and similar	82,839	(28,038)	54,801	56,692	52,630
Inventories/storehouse	18,247	–	18,247	16,736	20,518
Machinery and equipment	10,308	(6,293)	4,015	3,757	2,395
Other	7,469	(6,341)	1,128	1,129	6,767
Total on December 31, 2006	369,099	(189,591)	179,508
Total on September 30, 2006	380,343	(192,497)		187,846
Total on December 31, 2005	367,688	(180,941)			186,747

b) Prepaid expenses

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Commission on the placement of financing (1)	789,433	782,151	622,274
Exclusive partnership agreement in the rendering of banking services (2)	406,850	301,516	247,243
Insurance selling expenses (3)	285,574	277,776	277,760
Insurance expense and others costs on funding abroad (4)	74,080	76,103	96,298
Advertising expenses (5)	50,951	60,681	38,455
Other	187,418	187,296	95,171
Total	1,794,306	1,685,523	1,377,201

(1)	Commissions paid to storekeepers and car dealers;
(2)	Amounts paid for acquisition of the exclusive right for the rendering of bank services;
(3)	Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4)	Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors; and
(5)	Prepaid advertising expenses, whose disclosure in the media will occur in the future.

13) Investments

a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements

	R$ thousand

Investments in foreign branches and subsidiaries	Balance on 12.31.2005	Movement in the period (1)	Balance on 12.31.2006	Balance on 9.30.2006

Banco Bradesco S.A. Grand Cayman Branch	5,842,819	2,103,696	7,946,515	5,778,675
Banco Bradesco S.A. New York Branch	348,461	(8,880)	339,581	337,999
Banco Bradesco Luxembourg S.A.	318,776	(12,259)	306,517	307,949
Bradport SGPS, Sociedade Unipessoal, Lda.	294,855	111,998	406,853	397,830
Cidade Capital Markets Limited	75,261	(2,512)	72,749	72,778
Bradesco Securities, Inc.	52,747	(4,378)	48,369	48,690
Banco Bradesco Argentina S.A.	38,946	(2,994)	35,952	36,139
Bradesco Argentina de Seguros S.A.	14,691	(4,283)	10,408	11,434
Bradesco International Health Service, Inc.	231	(54)	177	179
Banco Boavista S.A. Nassau Branch	19,773	(937)	18,836	18,977
Imagra Overseas Ltd. (Amex Brasil) (2)	–	1,842	1,842	1,876
Total	7,006,560	2,181,239	9,187,799	7,012,526

(1)
Represented by exchange loss variation in the amount of R$571,445 thousand, equity accounting in the amount of R$438,140 thousand, mark-to-market adjustment on securities available for sale in the amount of R$65,059 thousand, capital increase in May 2006 in Bradport SGPS, Sociedade Unipessoal Lda, in the amount of R$103,908 thousand and in December 2006 in Banco Bradesco S.A. Grand Cayman Branch, in the amount of R$2,143,700 thousand and new acquisition in the amount of R$1,877; and

(2)	Company acquired in June 2006 (Note 1).

b) Breakdown of investments in the consolidated financial statements

	R$ thousand

Affiliated companies	2006		2005

	December	September	December
	31	30	31

• IRB- Brasil Resseguros S.A.	354,409	351,759	345,387
• American Banknote S.A. (1)	–	–	38,158
• BES Investimento do Brasil S.A. – Banco de Investimento	22,742	21,738	19,235
• NovaMarlim Participações S.A.	15,088	17,810	20,424
• Marlim Participações S.A.	10,524	12,508	14,550
• Other	270	550	1,065
Total in affiliated companies	403,033	404,365	438,819
– Tax incentives	328,131	325,581	325,160
– Banco Espírito Santo S.A. (2)	–	397,593	282,703
Other investments	323,437	292,741	287,973
Provision for:
Tax incentives	(290,968)	(279,667)	(283,809)
Other investments	(67,051)	(121,186)	(65,876)
Overall total of consolidated investments	696,582	1,019,427	984,970

(1) Investment transferred to current and partially sold in 2006; and
(2) Investment transferred to current assets in December 2006.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded, in the year ended December 31, 2006 – R$72,324 thousand (December 31, 2005 – R$76,150 thousand), 4Q06 – R$30,257 thousand (3Q06 – R$7,587 thousand).

	R$ thousand

Companies	Capital Stock	Adjusted shareholder's equity	No. of stocks/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (6)

							2006			2005

			Common	Preferred			4th Qtr.	3rd Qtr.	December 31 YTD	December 31 YTD

IRB-Brasil Resseguros S.A. (1)	750,000	1,668,293	–	212	21.24%	150,744	27,130	4,888	32,018	61,194
NovaMarlim Participações S.A (1)	112,613	87,864	22,100	–	17.17%	31,048	813	821	5,331	1,758
Marlim Participações S.A. (1)	104,829	88,922	10,999	21,998	11.84%	39,890	453	333	4,723	1,094
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	80,000	113,713	15,985	–	19.99%	24,547	2,005	1,313	4,907	4,017
American Banknote S.A. (2)	–	–	–	–	–	–	–	–	2,113	10,538
UGB Participações S.A. (3)	–	–	–	–	–	–	–	–	–	(1,401)
Bradesco Templeton Asset Management Ltda. (4)	–	–	–	–	–	–	–	208	23,627	–
CP Cimento e Participações S.A. (5)	–	–	–	–	–	–	–	–	–	(391)
Other companies							(144)	24	(395)	(659)
Total of non–consolidated investees							30,257	7,587	72,324	76,150

(1)	Unaudit data related to November 30, 2006;
(2)	Investment transferred to current assets and partially sold in 2006;
(3)	Investment sold in February 2005;
(4)	Investment sold in July 2006;
(5)	Investment sold in April 2005; and
(6)	Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2006		2005

				December	September	December
				31	30	31

Real estate in use:
– Buildings	4%	648,660	(355,087)	293,573	296,301	352,295
– Land	–	406,980	–	406,980	415,210	401,222
Facilities, furniture and equipment in use	10%	2,260,715	(1,352,320)	908,395	887,866	807,174
Security and communications systems	10%	135,855	(87,040)	48,815	48,282	48,675
Data processing systems	20 to 50%	1,634,591	(1,210,090)	424,501	403,405	365,961
Transport systems	20%	31,802	(16,238)	15,564	8,375	7,420
Construction in progress	–	38,955	–	38,955	7,589	2,824
Subtotal	–	5,157,558	(3,020,775)	2,136,783	2,067,028	1,985,571
Leased Assets	–	25,142	(9,006)	16,136	15,109	9,323
Total on December 31, 2006		5,182,700	(3,029,781)	2,152,919
Total on September 30, 2006		5,074,131	(2,991,994)		2,082,137
Total on December 31, 2005		4,784,022	(2,789,128)			1,994,894

Property, plant and equipment in use of Bradesco Organization present an unrecorded increment of R$1,157,601 thousand (September 30, 2006 – R$1,113,576 thousand and December 31, 2005 – R$1,006,570 thousand) based on appraisal reports prepared by independent experts in 2006, 2005 and 2004.

The fixed assets to stockholders’ equity ratio, in relation to consolidated reference stockholders’ equity is 12.23% (September 30, 2006 – 11.89% and December 31, 2005 16.72%), on the consolidated basis and 48.01% (September 30, 2006 – 46.04% and December 31, 2005 – 45.33%) on the consolidated financial basis, within the maximum 50% limit.

The difference between the fixed assets to stockholders’ equity ratio of the Operating and Economic – Financial Consolidated results from the inclusion of the non-financial subsidiaries which have a high liquidity and a low fixed assets to stockholders’ equity level, with the consequent reduction of the fixed assets to stockholders’ equity ratio of the Economic – Financial Consolidated and enabling, when necessary, the distribution of funds to financial companies.

15) Deferred Charges

a) Goodwill

					R$ thousand

	Balance on 12.31.2005	Constitutions	Amortizations 1st half of 2006	Extraordinary amortizations	Balance on 9.30.2006 and 12.31.2006

Banco Zogbi S.A.	174,079	–	(28,229)	(145,850)	–
Banco Alvorada S.A.	147,987	–	(9,977)	(138,010)	–
Banco BCN S.A.	152,723	–	(152,723)	–	–
Banco Mercantil de São Paulo S.A.	88,255	–	(88,255)	–	–
Morada Serviços Financeiros Ltda.	66,715	–	(7,849)	(58,866)	–
Banco Cidade S.A.	55,200	–	(55,200)	–	–
Promovel Empreendimentos e Serviços Ltda.	41,216	–	(6,684)	(34,532)	–
Bradesco Leasing S.A. Arrendamento Mercantil	32,113	–	(3,600)	(28,513)	–
Banco Boavista Interatlântico S.A.	19,696	–	(9,848)	(9,848)	–
Cia. Leader de Investimento	19,424	–	(1,013)	(18,411)	–
Tempo Serviços Ltda. (Amex Brasil)	–	872,881	–	(872,881)	–
Banco BEC S.A.	–	669,074	(61,937)	(607,137)	–
Bradesplan Participações Ltda.	–	81,878	(1,365)	(80,513)	–
Bankpar Participações Ltda. (Amex Brasil)	–	42,577	–	(42,577)	–
Other	50,076	28,331	(6,822)	(71,585)	–
Total goodwill	847,484	1,694,741	(433,502)	(2,108,723)	–

In the 2nd half of 2006, the existing goodwill was reviewed by the Management Bodies and according to the Board of Directors’ resolution as of September 18, 2006 and purpose of notice to stockholders on this same date, the referred goodwill, which corresponded to R$2,108,723 thousand, was fully amortized. The Board of Directors’ proposals of this date were approved by the Special Stockholders’ Meeting held on October 5, 2006. The referred fully amortized goodwill corresponds to the amount of R$2,054,621thousand of the balance of June 2006 plus R$54,102 thousand resulting mainly from goodwill complement in the acquisition of Amex Brasil.

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2006		2005

			December	September	December
			31	30	31

Systems development	1,546,559	(905,368)	641,191	609,397	525,911
Other deferred expenditures	47,212	(45,454)	1,758	2,378	4,606
Total on December 31, 2006	1,593,771	(950,822)	642,949
Total on September 30, 2006	1,533,796	(922,021)		611,775
Total on December 31, 2005	1,315,881	(785,364)			530,517

16) Deposits, Federal Funds Purchased And Securities Sold Under Agreements to Repurchase and Funds From Issuance of Securities

a) Deposits

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

• Demand deposits (1)	20,526,800	–	–	–	20,526,800	17,598,600	15,955,512
• Savings deposits (1)	27,612,587	–	–	–	27,612,587	25,415,133	26,201,463
• Interbank deposits	202,501	66,565	21,025	–	290,091	172,912	145,690
• Time deposits (2)	2,352,238	5,740,585	3,456,266	23,375,452	34,924,541	35,375,682	32,836,656
• Other deposits (3)	551,194	–	–	–	551,194	290,841	266,321
Total on December 31, 2006	51,245,320	5,807,150	3,477,291	23,375,452	83,905,213
%	61.1	6.9	4.1	27.9	100.0
Total on September 30, 2006	46,331,541	3,654,479	4,377,123	24,490,025		78,853,168
%	58.8	4.6	5.6	31.0		100.0
Total on December 31, 2005	47,250,863	5,406,293	1,909,643	20,838,843			75,405,642
%	62.7	7.2	2.5	27.6			100.0

(1) Classified as up to 30 days without considering average historical turnover;
(2) It considers the maturities established in investments; and
(3) Deposits for investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Own portfolio	18,773,625	937,140	1,632,249	15,252,254	36,595,268	19,194,305	12,690,952
• Government bonds	13,918,676	108,402	60,795	8,324	14,096,197	176,798	62,391
• Private securities - CDB	–	–	–	–	–	489,702	346,763
• Debentures of own issuance	4,338,497	576,126	1,571,454	15,090,940	21,577,017	17,038,283	11,702,803
• Foreign	516,452	252,612	–	152,990	922,054	1,489,522	578,995
Third party portfolio (1)	3,471,383	–	–	–	3,471,383	17,067,469	11,947,932
Unrestricted notes portfolio (1)	7,438,667	72,916	97,199	–	7,608,782	2,054	–
Total on December 31, 2006 (2)	29,683,675	1,010,056	1,729,448	15,252,254	47,675,433
%	62.3	2.1	3.6	32.0	100.0
Total on September 30, 2006	18,158,848	2,097,278	1,039,829	14,967,873		36,263,828
%	50.0	5.8	2.9	41.3		100.0
Total on December 31, 2005	12,847,915	460,787	1,399,844	9,930,338			24,638,884
%	52.1	1.9	5.7	40.3			100.0

(1) Represented by government bonds; and
(2) This includes R$8,770,745 thousand (September 30, 2006 – R$6,187,290 thousand and December 31, 2005 – R$5,881,574 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 8a).

c) Funds from issuance of securities

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31

Securities – Local:
• Mortgage notes	35,900	347,117	473,473	1,207	857,697	867,027	847,508
• Debentures (1)	–	51,094	–	2,552,100	2,603,194	2,708,857	2,624,899
Subtotal	35,900	398,211	473,473	2,553,307	3,460,891	3,575,884	3,472,407
Securities – Foreign: (2)
• Commercial paper	–	–	–	–	–	–	1,184
• Eurobonds	214,478	–	–	–	214,478	217,695	440,834
• Euronotes	365	–	–	–	365	2,797	753
• MTN Program Issues	51,950	–	577,402	390,983	1,020,335	1,292,828	1,000,365
• Promissory notes	–	–	–	–	–	–	59,460
• Securitization of future flow of money orders received from abroad (d)	3,437	56,911	58,266	387,466	506,080	543,708	657,262
• Securitization of future flow of credit card bill receivables from foreign
cardholders (d)	1,185	45,757	47,066	340,122	434,130	464,350	571,621
Subtotal	271,415	102,668	682,734	1,118,571	2,175,388	2,521,378	2,731,479
Total on December 31, 2006	307,315	500,879	1,156,207	3,671,878	5,636,279
%	5.5	8.9	20.5	65.1	100.0
Total on September 30, 2006	354,029	1,020,770	403,469	4,318,994		6,097,262
%	5.8	16.8	6.6	70.8		100.0
Total on December 31, 2005	120,627	981,169	305,176	4,796,914			6,203,886
%	1.9	15.8	4.9	77.4			100.0

(1) This refers to installment of issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on May 1, 2011 and has a 102% of CDI remuneration; and
(2) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
(i) onlending to local customers, maturing until 2011, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2006		2005

					December	September	December
					31	30	31

Securitization of future
flow of money orders	8.20.2003	595,262	8.20.2010	6,750	299,737	325,128	421,943
received from abroad	7.28.2004	305,400	8.20.2012	4,685	206,343	218,580	235,319
Total		900,662			506,080	543,708	657,262
Securitization of future
flow of credit card bills
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5,684	434,130	464,350	571,621
Total		800,818			434,130	464,350	571,621

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Savings deposits	483,748	484,996	1,908,700	2,027,943
Time deposits	1,264,404	1,396,309	5,286,080	5,377,212
Federal funds purchased and securities sold under agreements to repurchase	1,135,336	1,167,613	4,310,855	3,975,999
Funds from issuance of securities	222,682	281,147	927,567	767,815
Allocation of exchange variation of foreign branches and subsidiaries	(132,390)	44,714	(671,997)	(1,135,847)
Other funding expenses	37,196	56,186	233,506	272,202
Subtotal	3,010,976	3,430,965	11,994,711	11,285,324
Expenses for price-level restatement on technical provisions for insurance,
private pension plans and certificated savings plans	1,138,529	907,865	4,004,823	3,764,530
Total	4,149,505	4,338,830	15,999,534	15,049,854

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 31

Local:
• Official institutions	22	112	133	511	778	848	1,088
• Other institutions	44,438	–	–	9	44,447	67,189	18
Foreign:	1,004,778	2,765,390	1,730,221	232,292	5,732,681	5,698,526	7,134,221
Total on December 31, 2006	1,049,238	2,765,502	1,730,354	232,812	5,777,906
%	18.2	47.9	29.9	4.0	100.0
Total on September 30, 2006	1,009,044	2,590,743	1,850,017	316,759		5,766,563
%	17.5	44.9	32.1	5.5		100.0
Total on December 31, 2005	998,475	4,114,700	1,447,707	574,445			7,135,327
%	14.0	57.7	20.3	8.0			100.0

b) Onlendings

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 31

Local:
• National Treasury	–	–	99,073	–	99,073	95,885	52,318
• BNDES	165,361	549,854	1,473,292	3,343,511	5,532,018	5,264,534	4,237,973
• CEF	1,556	3,967	4,542	59,844	69,909	68,538	59,588
• FINAME	205,236	1,223,204	975,579	3,534,018	5,938,037	5,442,215	5,075,232
• Other institutions	–	384	385	1,163	1,932	2,031	2,460
Foreign:
• Subject to onlendings to housing loan borrowers	165	–	5	–	170	341	183
Total on December 31, 2006	372,318	1,777,409	2,552,876	6,938,536	11,641,139
%	3.2	15.3	21.9	59.6	100.0
Total on September 30, 2006	642,472	1,756,984	1,838,991	6,635,097		10,873,544
%	5.9	16.2	16.9	61.0		100.0
Total on December 31, 2005	498,264	1,447,102	1,467,584	6,014,804			9,427,754
%	5.3	15.4	15.6	63.7			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Borrowings:
• Local	44	57	331	1,709
• Foreign	22,252	26,939	112,550	107,843
Subtotal borrowings	22,296	26,996	112,881	109,552

Local onlendings:
• National treasury	2,175	463	4,094	3,817
• BNDES	104,611	110,441	400,943	341,540
• CEF	1,810	1,595	6,336	5,578
• FINAME	126,346	127,486	539,639	492,688
•Other institutions	52	41	248	281
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	84,588	151,380	793,458	575,155
• Other expenses with foreign onlendings	(125)	537	(590)	(3,341)
Subtotal onlendings	319,457	391,943	1,744,128	1,415,718

Allocation of exchange variation of foreign branches and subsidiaries	27,335	(3,151)	(37,596)	(164,623)

Total	369,088	415,788	1,819,413	1,360,647

18) Contingent Assets and Liabilities and Legal Liabilities – Tax And Social Security

a) Contingent Assets

In 2006, contingent assets were not recognized on an accounting basis, however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income - (ILL) R$346,794 thousand: It pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law 7,713/88, once the referred tax was unconstitutionally judged by the Federal Supreme Court; and

– Social Integration Program – (PIS) R$100,968 thousand: It pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws 2,445 and 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable losses and Legal Liabilities – Tax and Social Security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity; and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I –Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. The amount of the labor claims is provisioned based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the similarity of these proceedings.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of information about debtors in the restricted credit registry. These lawsuits are individually controlled and provisioned for specific lawsuits based on the opinion of the legal advisors, taking into consideration the nature of the lawsuits; similarity with previous lawsuits; complexity; and in the positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Approximately 60% of the lawsuits were brought at the small claims court, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– CSLL – R$1,156,542 thousand: Questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– COFINS – R$878,713 thousand: It pleads to calculate and collect COFINS, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law 9,718/98;

– CSLL – R$437,412 thousand: It pleads the non collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the article 195, I, of the Federal Constitution provides for that this contribution is only due by employers;

– INSS Autonomous Brokers – R$468,173 thousand: It discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/changes, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– IRPJ/Credit Losses – R$311,128 thousand: It pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2005, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law 9,430/96 which only apply to the provisory losses; and

– PIS – R$240,371 thousand: It pleads the compensation of the amounts unduly paid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law 4,506/64, not included financial revenues.

IV – Provisions established, divided by nature are as follows:

			R$ thousand

	2006		2005

	December	September	December
	31	30	31

Labor proceedings	1,267,579	1,326,076	749,007
Civil proceedings	872,429	885,456	539,870
Subtotal (1)	2,140,008	2,211,532	1,288,877
Tax and social security (2)	5,084,445	4,780,988	3,574,279
Total	7,224,453	6,992,520	4,863,156

(1) Note 20b; and
(2) Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions Established

	December 31 YTD – R$ thousand

	2006

	Labor (1)	Civil	Tax and Social Security (2)

At the beginning of the year	749,007	539,870	3,574,279
Balances acquired (3)	190,354	235,953	275,435
Monetary restatement	125,846	34,105	520,046
Constitutions	630,242	288,962	953,692
Reversals	(2,325),	(10,704)	(189,258)
Payments	(425,545)	(215,757)	(49,749)
At the end of the year	1,267,579	872,429	5,084,445

(1)	It includes the constitution of supplementary provision, according to CVM Resolution 489/05, in the amount of R$308,875 thousand;
(2)	It comprises, substantially, legal liabilities; and
(3)	It includes the amounts coming from Banco BEC and Amex Brasil (Note 1).

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal related to leasing companies’ ISS in the amount of R$102,910 thousand, in which it is discussed the unconstitutionality of the incidence of such tax, for it comprises financial leasing operations and, if it is deemed as due, it must be collected for the municipality of the company’s headquarters.

19) Subordinated Debt

Instrument	R$ thousand

	Issuance	Amount of the operation	Maturity	Remuneration	2006		2005

					December 31	September 30	December 31

In the country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – CETIP	1,186,653	1,150,669	1,031,458
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	92,584	89,605	79,868
Subordinated CDB	October/2002	200,00	2012	102.5% of CDI rate	414,108	401,241	358,691
Subordinated CDB	October/2002	500,00	2012	100.0% of CDI rate + 0.87% p.a.	1,054,385	1,020,150	908,474
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	68,768	66,651	59,648
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	132,937	128,866	115,389
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	135,472	131,323	117,589
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	274,769	266,314	238,332
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,142,079	1,106,083	–
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,326,382	1,284,578	–
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	792,919	767,928	–
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,176,765	1,140,027	–
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	13,877	13,446	–
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	537,631	520,847	–
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	5,264	5,100	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	313,218	303,171	318,177
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	306,238	319,056	308,763
Subtotal in Brazil		6,673,773			8,974,049	8,715,055	3,536,389

Instrument	R$ thousand

	Issuance	Amount of the operation	Maturity	Remuneration	2006		2005

					December 31	September 30	December 31

Abroad:
Subordinated debt (US$)	December/2001	353,700	2011	10.25% rate p.a.	319,413	333,035	349,088
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	290,682	302,952	318,241
Subordinated debt (US$)	October/2003	1,434,750	2013	8.75% rate p.a.	1,080,459	1,122,310	1,181,941
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	639,027	637,019	626,589
Subordinated debt (US$) (2)	June/2005	720,870	–	8.875% rate p.a.	645,827	656,762	707,057
Subtotal abroad		3,626,433			2,975,408	3,052,078	3,182,916
Overall total		10,300,206			11,949,457	11,767,133	6,719,305

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)
On June 3, 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by the Brazilian Central Bank that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Provision for tax risks (Note 18)	5,084,445	4,780,988	3,574,279
Provision for future taxable income	1,276,713	1,079,509	600,899
Taxes and contributions on profits payable	1,199,959	1,132,919	436,242
Taxes and contributions collectible	453,403	430,938	429,892
Total	8,014,520	7,424,354	5,041,312

b) Sundry

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Credit card operations (1)	4,508,058	3,311,622	2,171,029
Provision for accrued liabilities	2,724,540	2,909,698	2,388,352
Provision for contingent liabilities (civil and labor) (Note 18)	2,140,008	2,211,532	1,288,877
Sundry creditors	1,165,560	1,168,735	752,704
Liabilities for acquisition of assets and rights	165,546	147,726	101,285
Official operating agreements	18,339	19,190	14,883
Other	294,591	203,025	221,492
Total	11,016,642	9,971,528	6,938,622
(1)	Increase in the last 12 months refers substantially to Amex Brasil R$1,235,575 thousand (Note 1).

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

	R$ thousand

	Insurance			Life and Private Pension Plans (1)			Certificated Savings plans			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Current and long-term liabilities
Mathematical provision for benefits to be
granted	–	–	–	34,230,935	32,211,901	28,518,460	–	–	–	34,230,935	32,211,901	28,518,460
Mathematical provision for benefits
granted	–	–	–	3,426,173	3,348,898	3,261,392	–	–	–	3,426,173	3,348,898	3,261,392
Mathematical provision for redemptions	–	–	–	–	–	–	1,796,242	1,823,302	1,709,722	1,796,242	1,823,302	1,709,722
IBNR Provision	1,382,336	1,369,200	1,279,454	437,928	345,678	307,780	–	–	–	1,820,264	1,714,878	1,587,234
Unearned premiums provision	1,520,317	1,490,311	1,369,138	41,912	44,321	42,280	–	–	–	1,562,229	1,534,632	1,411,418
Contribution insufficiency provision (2)	–	–	–	1,788,032	1,150,210	975,257	–	–	–	1,788,032	1,150,210	975,257
Provision for unsettled claims	615,138	566,431	514,680	430,600	449,321	314,057	–	–	–	1,045,738	1,015,752	828,737
Financial fluctuation provision	–	–	–	580,771	582,913	675,438	–	–	–	580,771	582,913	675,438
Financial surplus provision	–	–	–	350,275	317,095	341,413	–	–	–	350,275	317,095	341,413
Provision for draws and redemptions	–	–	–	–	–	–	406,894	359,035	335,314	406,894	359,035	335,314
Provision for contingencies	–	–	–	–	–	–	43,192	43,915	40,039	43,192	43,915	40,039
Provision for administrative expenses	–	–	–	414,972	396,226	403,538	60,845	54,801	53,834	475,817	451,027	457,372
Other provisions (3)	879,463	845,326	540,085	336,343	319,824	180,674	–	–	–	1,215,806	1,165,150	720,759
Subtotal – Technical provisions	4,397,254	4,271,268	3,703,357	42,037,941	39,166,387	35,020,289	2,307,173	2,281,053	2,138,909	48,742,368	45,718,708	40,862,555
Extraordinary provision (4)	386,846	–	–	–	–	–	–	–	–	386,846	–	–
Total provisions	4,784,100	4,271,268	3,703,357	42,037,941	39,166,387	35,020,289	2,307,173	2,281,053	2,138,909	49,129,214	45,718,708	40,862,555

(1)	Includes the insurance operations for individuals and private pension plans;
(2)	The contribution insufficiency provision is calculated according to the biometric table AT-2000 and at interest rate of 4.5% p.a.;
(3)
ANS approved the creation of provision in the “individual health” portfolio, to set out the leveling of premiums of insured persons above 60 years of age prior to Law 9656/98 and for remission benefits, by means of the Official Letters 264/06 and 263/06 respectively. On December 31, 2006, such provisions amounted to R$377,577 thousand and R$396,566 thousand (September 30, 2006 – R$362,541 thousand and R$385,498 thousand, respectively). A provision of R$243,564 thousand was established in the twelve-month period ended on December 31, 2006; and

(4)
In 2Q06, the subsidiary Bradesco Saúde recorded an extraordinary non-technical provision in the amount of R$386,846 thousand, in order to cover the difference between the amounts resulting from the investment in monthly fees of “Individual Health”insurance of readjustments annually authorized by the regulatory body and those calculated based on the readjustment of prices of the sector, which increases the average amount of indemnified events.

b) Technical provisions by product

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings plans			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Health (1) (2)	1,862,409	1,797,897	1,469,309	–	–	–	–	–	–	1,862,409	1,797,897	1,469,309
Auto/RCF	1,840,208	1,783,274	1,649,258	–	–	–	–	–	–	1,840,208	1,783,274	1,649,258
DPVAT	155,827	166,296	127,373	85,077	89,031	77,828	–	–	–	240,904	255,327	205,201
Life	35,456	30,369	32,653	1,547,942	1,432,815	1,093,379	–	–	–	1,583,398	1,463,184	1,126,032
Basic lines	503,354	493,432	424,764	–	–	–	–	–	–	503,354	493,432	424,764
Unrestricted benefits generating plan – PGBL	–	–	–	8,197,715	7,700,606	6,614,375	–	–	–	8,197,715	7,700,606	6,614,375
Long-term life insurance – VGBL	–	–	–	18,746,249	16,636,323	13,529,409	–	–	–	18,746,249	16,636,323	13,529,409
Traditional plans	–	–	–	13,460,958	13,307,612	13,705,298	–	–	–	13,460,958	13,307,612	13,705,298
Certificated savings plans	–	–	–	–	–	–	2,307,173	2,281,053	2,138,909	2,307,173	2,281,053	2,138,909
Total technical provisions	4,397,254	4,271,268	3,703,357	42,037,941	39,166,387	35,020,289	2,307,173	2,281,053	2,138,909	48,742,368	45,718,708	40,862,555

(1)	See Note 21a item 3
(2)	It does not include the extraordinary non-technical provision in the “Individual Health” portfolio in the amount of R$386,846 thousand (see Note 21a, item 4).

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings plans			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Investment fund quotas
(VGBL and PGBL)	–	–	–	26,943,964	24,336,929	20,143,784	–	–	–	26,943,964	24,336,929	20,143,784
Investment fund quotas
(except for VGBL and PGBL)	3,812,448	3,680,966	2,660,014	11,525,278	10,196,752	10,406,645	2,055,414	2,068,418	1,838,358	17,393,140	15,946,136	14,905,017
Government bonds	154,168	163,554	661,392	2,291,031	3,376,164	3,390,329	–	–	23,465	2,445,199	3,539,718	4,075,186
Private securities	20,114	15,528	13,450	441,943	479,366	612,378	103,931	94,565	92,467	565,988	589,459	718,295
Stocks	1,079	1,030	1,672	869,301	795,365	473,205	197,062	167,215	203,816	1,067,442	963,610	678,693
Credit rights	499,651	493,500	522,928	–	–	–	–	–	–	499,651	493,500	522,928
Real estate	18,953	19,051	17,261	1,239	1,264	1,339	10,863	10,930	11,129	31,055	31,245	29,729
Deposits retained at IRB and court
deposits	47,176	93,201	58,211	45,185	44,299	26,851	–	–	–	92,361	137,500	85,062
Total guarantees of technical provisions	4,553,589	4,466,830	3,934,928	42,117,941	39,230,139	35,054,531	2,367,270	2,341,128	2,169,235	49,038,800	46,038,097	41,158,694

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2006			2005

	4th Qtr.	3rd Qtr.	December 31 YTD	December 31 YTD

Premiums written	2,474,983	2,298,229	9,159,860	8,341,155
Supplementary private pension contributions (includes VGBL)	2,929,784	2,108,263	8,731,747	7,303,683
Revenues from certificated savings plans	400,226	352,637	1,418,431	1,419,960
Coinsurance premiums granted	(116,267)	(17,069)	(174,279)	(160,129)
Refunded premiums	(26,630)	(28,019)	(113,907)	(79,807)
Net premiums written	5,662,096	4,714,041	19,021,852	16,824,862
Redeemed premiums	(859,879)	(770,322)	(3,210,280)	(2,629,210)
Reinsurance premiums granted, consortia and funds	(175,456)	(136,702)	(632,154)	(548,563)
Retained premiums for insurance, private pension plans and certificated savings plans	4,626,761	3,807,017	15,179,418	13,647,089

22) Minority Interest in Subsidiaries

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

Indiana Seguros S.A.	48,073	46,573	41,471
Bradesco Templeton Asset Management Ltda. (1)	–	–	8,255
Banco Alvorada S.A.	5,925	5,960	5,234
Baneb Corretora de Seguros S.A.	3,305	3,260	3,010
Other minority stockholders	137	128	89
Total	57,440	55,921	58,059
(1)	Company is no longer consolidated since April 2006 due to the partial sale of the investment. The total investment was sold in July 2006.

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry stocks, as follows:

	2006		2005

	December	September	December
	31	30	31

Common stocks	500,823,456	489,914,304	489,914,304
Preferred stocks	500,817,868	489,908,838	489,938,838
Subtotal	1,001,641,324	979,823,142	979,853,142
Treasury (common stocks)	(752,000)	(618,100)	(464,300)
Treasury (preferred stocks)	(6,400)	(6,400)	–
Total outstanding stocks	1,000,882,924	979,198,642	979,388,842

b) Movement of capital stock:

	Quantity of stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks acquired and cancelled (1)	–	(30,000)	(30,000)
Stocks acquired and not cancelled	(153,800)	(6,400)	(160,200)
Outstanding stocks held on September 30, 2006	489,296,204	489,902,438	979,198,642
Stocks acquired and not cancelled	(133,900)	–	(133,900)
Capital increase through subscription	10,909,152	10,909,030	21,818,182
Outstanding stocks held on December 31, 2006	500,071,456	500,811,468	1,000,882,924
(1)
At the Annual and Special Stockholders’ Meeting as of March 27, 2006, it was resolved on the cancellation of 30,000 preferred stocks, acquired by the Company by means of repurchase programs authorized by the Board of Directors, all non-par registered, book-entry stocks, held in treasury, representing its own capital stock, without its reduction.

The Special Stockholders’ Meeting held on October 5, 2006 resolved to increase the capital stock by R$1,200,000 thousand, by means of the issuance of 21,818,182 new stocks, all non-par registered, book entry stocks, 10,909,152 of which are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of the private subscription by stockholders from October 19 to November 20, 2006, in the proportion of 2.226746958% on the share position which each one had on the date of the meeting. The stockholders paid up the stocks subscribed on December 7, 2006, which correspond to 96.41% of stocks issued; the remaining stocks equivalent to 3.59% of the total offer were sold in an auction carried out on December 4, 2006 on Bovespa, and the financial settlement also occurred on December 7. The exceeding of the amount destined to the Capital Stock formation, in the amount of R$18,295 thousand, calculated by the difference between the issuance price and the sale price of stocks in auction, was recorded in the item “Capital Reserve – Stocks Goodwill”. The proceeding was ratified by the Brazilian Central Bank (BACEN) on January 2, 2007.

c) Interest on own capital/Dividends

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6,404/1976, as amended in Law 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At a special meeting held on June 30, 2006, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim interest on own capital corresponding to the 1st half of 2006, at the amount of R$0.327750 (net of Withholding Income Tax R$0.278588) per common stock and R$0.360525 (net of Withholding Income Tax R$0.306446) per preferred stock, whose payment was made on July 20, 2006.

A special meeting of the Board of Directors held on October 5, 2006 approved the proposal for the payment of supplementary interest on own capital related to the year of 2006, at the amount of R$0.784333536 (net of tax R$0.666683505) per common stock and R$0.862766889 (net of tax R$0.733351856) per preferred stock, whose payment will be made on December 7, 2006. In complement to the interest on own capital for the year, a distribution of dividends was proposed, at the amount of R$585,000 thousand, at the ratio of R$0.568954689 per common stock and R$0.625850158 per preferred stock, which was paid on December 7, 2006, by the declared amount, with no Withholding Income Tax, pursuant to Article 10 of law 9,249/95.

The calculation of interest on own capital and dividends related to the year of 2006 is shown as follows:

	R$ thousand	% (1)

Net income for the year	5,054,040
(+) Goodwill fully amortized, net of tax effects	1,391,757
(=) Adjusted net income for the year	6,445,797
(-) Adjusted legal reserve	(322,290)
Adjusted calculation basis	6,123,507

Monthly interest on own capital, paid and payable	391,127
Interim interest on own capital paid in July 2006	336,991
Supplementary interest on own capital paid in December 2006	806,453
Interest on own capital (gross)	1,534,571	25.06
Withholding income tax on interest on own capital	(230,186)
Interest on own capital (net) accumulated in 2006 (paid)	1,304,385	21.30

Supplementary dividends paid in December 2006	585,000
Supplementary proposed dividends (payable)	40,000
Total supplementary dividends proposed (paid and payable)	625,000	10.21
Interest on own capital (net) and accumulated dividends in 2006	1,929,385	31.51
Interest on own capital (net) and dividends accumulated in 2005	1,650,450	31.51
(1) Percentage of interest on own capital/dividends over calculation basis.

Interest on own capital and dividends were paid and proposed, as follows:

Description	R$ thousand

	Per stock (gross) (1)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

	Common	Preferred

Monthly interest on own capital	0.332060	0.365266	339,555	50,933	288,622
Interim interest on own capital	0.285000	0.313500	293,706	44,056	249,650
Supplementary interest on own capital	0.877978	0.965776	903,739	135,561	768,178
Supplementary dividends	0.334531	0.367984	344,000	–	344,000
Total accumulated on December 31, 2005	1.829569	2.012526	1,881,000	230,550	1,650,450

Monthly interest on own capital	0.098325	0.108157	101,075	15,161	85,914
Supplementary interest on own capital	0.278078	0.305887	285,897	42,885	243,012
Supplementary dividends	0.568955	0.625850	585,000	–	585,000
Total in 3Q06	0.945358	1.039894	971,972	58,046	913,926

Supplementary propose dividends	0.038060	0.041866	40,000	–	40,000
Total in 4Q06	0.038060	0.041866	40,000	–	40,000

Monthly interest on own capital	0.380475	0.418523	391,127	58,669	332,458
Interim interest on own capital	0.327750	0.360525	336,991	50,549	286,442
Supplementary interest on own capital (2)	0.784334	0.862767	806,453	120,968	685,485
Supplementary dividends (2)	0.568955	0.625850	585,000	–	585,000
Supplementary dividends (3) (4)	0.038060	0.041866	40,000	–	40,000
Total accumulated on December 31, 2006 (2)	2.099574	2.309531	2,159,571	230,186	1,929,385
(1)	Adjusted to stock base after stock bonus;
(2)	Approved at the Special Meeting of the Board of Directors of October 5, 2006 and paid on December 07, 2006;
(3)	Supplementary proposed dividends provisioned on 12.29.2006; and
(4)	Stock basis after authorized capital increase on 2.2.2007 is considered.

d) Capital and Profit Reserves

	R$ thousand

	2006		2005

	December 31	September 30	December 31

Capital Reserves	55,005	36,550	36,032
Profit reserves	8,787,106	7,875,574	5,895,214
– Legal reserve (1) (3)	1,287,592	1,191,509	1,034,890
– Statutory reserve (2) (3)	7,499,514	6,684,065	4,860,324

(1)
Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses;

(2)
With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of paid-up capital stock; and

(3)	Distribution only in semiannual balances.

e) Treasury Stocks

Banco Bradesco’s Board of Directors, at a meeting held on November 22, 2005, resolved to authorize the Company’s Board of Executive Officers to acquire up to 10,000,000 non-par registered, book-entry stocks, of which 5,000,000 are common stocks and 5,000,000 are preferred stocks, with a view to being held in treasury and further sale or cancellation, without reducing the capital stock. The authorization was in force for a six (6) month period, between 11.23.2005 and 5.23.2006. At the meeting of the Board of Directors held on May 22 and on November 23, 2006, new authorizations were resolved, with the same quantities and terms. The authorizations will be in force from 5.24.2006 to 11.24.2006, and from 11.27.2006 to 5.27.2007, respectively.

Up to December 31, 2006, 752,000 common stocks and 6,400 preferred stocks were acquired and held in treasury, totaling R$50,410 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$58.23638, R$66.46916 and R$79.47560, and the market value of those stocks on December 31, 2006 was R$81.91 per common stock and R$85.87 per preferred stock.

24) Fee and Commission Income

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Checking accounts	546,756	532,045	2,083,499	1,758,550
Income on cards	541,283	513,460	1,757,859	1,300,627
Loan operations	410,181	393,126	1,542,510	1,288,664
Fund management	309,407	326,807	1,245,107	1,047,717
Charging	197,408	191,413	751,518	686,722
Interbank fees	76,232	69,858	289,453	271,395
Collections	68,124	66,335	254,317	205,882
Consortium management	57,956	52,308	202,331	148,560
Custody and brokerage services	42,139	39,292	158,162	125,929
Other	174,266	158,203	613,126	514,833
Total	2,423,752	2,342,847	8,897,882	7,348,879

25) Personnel Expenses

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Remuneration	708,882	754,360	2,857,037	2,575,321
Bonus lump – sum payment	–	–	–	102,927
Social charges	257,507	269,199	1,032,134	954,061
Benefits	344,065	315,929	1,260,690	1,135,918
Training	18,823	16,299	57,872	52,306
Employee profit sharing (1)	69,524	154,799	414,260	286,632
Provision for labor proceedings	61,398	73,947	310,413	204,395
Total	1,460,199	1,584,533	5,932,406	5,311,560
(1)
During the year, the amount is equal to 6.4% of the accounting net profit without the full goodwill amortization effects of the 3rd quarter in the amount of R$2,108,723 thousand (December 31, 2005 – 5.2%), according to the labor collective convention of the bankers’ union.

26) Administrative Expenses

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Third-party services	343,828	334,482	1,199,353	949,512
Advertising and promotions	223,235	113,826	533,694	438,980
Communication	213,034	202,553	791,668	726,646
Transport	148,312	135,110	535,461	420,218
Depreciation and amortization	129,850	128,675	481,046	469,310
Financial system services	120,964	113,239	458,395	416,507
Rentals	93,934	92,064	349,524	319,844
Data processing	87,199	67,141	267,982	195,670
Assets maintenance and conservation	73,644	74,809	291,161	275,574
Assets leasing	52,179	52,607	215,291	236,271
Security and vigilance	45,343	45,594	173,266	148,421
Materials	44,511	45,075	172,148	173,796
Water, electricity and gas	41,150	36,993	159,849	142,506
Travels	19,299	17,346	71,339	55,890
Other	34,792	47,443	169,853	173,184
Total	1,671,274	1,506,957	5,870,030	5,142,329

27) Tax Expenses

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

COFINS Contribution	317,492	301,624	1,273,238	1,096,704
Tax on services – ISS	79,085	77,681	298,060	250,818
CPMF Expenses	100,889	69,461	276,772	236,406
PIS/PASEP Contributions	56,947	52,372	219,789	185,766
IPTU Expenses	4,932	5,225	31,167	28,838
Other	24,929	23,921	93,104	79,716
Total	584,274	530,284	2,192,130	1,878,248

28) Other Operating Income

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Other interest income	190,808	184,805	641,891	451,944
Reversal of other operating provisions	115,563	63,957	199,430	230,118
Revenues from recovery of charges and expenses	7,281	44,174	122,563	99,005
Income on sale of goods	11,903	6,601	44,163	44,381
Other	104,855	119,404	412,170	271,520
Total	430,410	418,941	1,420,217	1,096,968

29) Other Operating Expenses

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Other interest expenses	421,855	349,459	1,352,753	887,285
Sundry losses expenses	239,692	237,238	809,290	679,827
Goodwill amortization	–	–	241,423	452,863
Cost of goods sold and services rendered	211,365	171,431	704,698	596,937
Expenses with operating provisions	84,769	71,511	384,920	339,770
Other	238,706	183,287	729,724	448,266
Total	1,196,387	1,012,926	4,222,808	3,404,948

30) Non-Operating Income

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Result on sale and write-off of assets and investments	(16,052)	12,305	(21,357)	(50,349)
Non-operating provisions recorded (reversed)	(767)	31,902	7,122	(49,890)
Other (1)	(12,219)	(3,637)	5,271	(5,905)
Total	(29,038)	40,570	(8,964)	(106,144)
(1)	Recorded, basically for the result in Fidelity operation and the partial sale of the investment in American Banknote, deducted by the goodwill write-off in the 2nd quarter of 2006.

31) Transactions with Parent, Subsidiary and Affiliated Companies (Direct and Indirect)

The transactions with parent companies, subsidiaries shared control subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with the average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2006		2005	2006			2005

	December 31	September 30	December 31	4thQuarter	3rd Quarter	December 31 YDT	December 31 YDT

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	647,481	1,222,190	422,190	–	–	–	–
Banco Mercantil de São Paulo S.A.	–	130,186	80,702	–	–	–	–
Banco Alvorada S.A.	156,534	108,749	145,870	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	48,232	77,187	51,725	–	–	–	–
Elba Holdings Ltda.	286,081	–	–	–	–	–	–
Alvorada Cartões, Crédito, Fin. e Investimento S.A.	164,241	–	–	–	–	–	–
Banco Boavista Interatlântico S.A.	11,980	39,718	36,422	–	–	–	–
Banco Finasa S.A.	18,933	28,309	67,301	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(15,904)	(6,636)	(183,534)	–	–	–	–
Fundação Bradesco	(7,115)	(3,055)	(84,494)	–	–	–	–
Other parent, subsidiary and affiliated companies	159,994	91,153	86,642	–	–	–	–

Demand deposits:
Bradesco Vida e Previdência S.A.	(162)	(48,449)	(11,613)	–	–	–	–
Finasa Promotora de Vendas Ltda.	(268)	(11,915)	(1,698)	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	(118)	(53)	(7,873)	–	–	–	–
Bradesco Auto/RE Cia. de Seguros	(9)	(6,253)	(5,068)	–	–	–	–
Banco Bankpar S.A.	(18,483)	(2,640)	–	–	–	–	–
Bradesco Seguros S.A.	(3,273)	(91)	(26)	–	–	–	–
BRAM – Bradesco Asset Management S.A. DTVM	(3,497)	(1,193)	(4,378)	–	–	–	–
Other parent, subsidiary and affiliated companies	(11,766)	(12,862)	(7,828)	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(116,312)	(150,308)	(4,256)	(3,858)	(4,259)	(8,360)	(493)
Bradesco Argentina de Seguros S.A.	(19,040)	(20,176)	(22,372)	(269)	(267)	(991)	(380)
Bradesco Auto/RE Cia. de Seguros	(13,425)	(9,671)	(12,931)	(19)	(13)	(32)	(124)
Bradesco Securities Inc.	(4,522)	(4,622)	(4,869)	(3)	(3)	(10)	(30)
Other parent, subsidiary and affiliated companies	(16,457)	(15,309)	(1,862)	(333)	(516)	(1,267)	(927)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	–	–	348	–	–	–	–
Banco Bradesco Argentina S.A.	15	7	17	–	–	–	–

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	49,094	78,831	72,292	454	407	1,719	623

	R$ thousand

	2006		2005	2006			2005

	December 31	September 30	December 31	4thQuarter	3rd Quarter	December 31 YDT	December 31 YDT

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Funding/Investments in interbank deposits (a):

Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(28,172,259)	(20,370,433)	(15,083,186)	(669,943)	(659,668)	(2,504,970)	(1,481,342)
Banco Alvorada S.A.	(4,272,466)	(4,152,349)	(3,168,086)	(129,589)	(139,439)	(502,453)	(353,943)
Banco Mercantil de São Paulo S.A.	–	(1,700,872)	(2,924,510)	(18,542)	(58,281)	(287,022)	(421,322)
Banco Bradesco BBI S.A.	(966,528)	(891,011)	(793,950)	(27,951)	(29,914)	(117,078)	(121,698)
Banco Finasa S.A.	(193,882)	–	(240,158)	(59)	–	(588)	(1,427)
Banco BEC S.A.	–	(485,559)	–	(5,302)	(16,491)	(51,560)	–
Alvorada Cartões, Crédito, Fin. e Investimento S.A.	(2,839,523)	(282,800)	(253,680)	(57,324)	(9,734)	(87,122)	(1,656)
Zogbi Leasing S.A. Arrendamento Mercantil	(243,793)	(139,533)	(133,739)	(7,110)	(4,738)	(21,957)	(16,664)
Banco Boavista Interatlântico S.A.	(110,197)	(86,291)	(87,622)	(2,667)	(2,980)	(12,251)	(3,876)
Other parent, subsidiary and affiliated companies	(162,178)	(164,500)	(60,485)	(4,798)	(9,057)	(17,863)	(5,233)

Investments:
Banco Finasa S.A.	19,752,697	18,787,842	16,313,051	698,658	692,461	2,714,709	2,111,115
Bankpar Banco Múltiplo S.A.	–	141,839	–	–	4,150	4,150	–
Other parent, subsidiary and affiliated companies	42,400	58,010	–	551	121	672	37,458

Open market funding/investments (b):

Funding:
Alvorada Serviços e Negócios Ltda.	(262,631)	(254,627)	(228,123)	(8,003)	(8,689)	(34,508)	(1,347)
Cia. Brasileira de Meios de Pagamento – VISANET	(121,396)	(84,347)	(105,565)	(3,231)	(3,770)	(15,381)	(10,796)
Bradesco S.A. – CTVM	(81,748)	(67,632)	(27,698)	(2,157)	(1,616)	(10,245)	(4,014)
Banco Finasa S.A.	–	(110,366)	(7,909)	(2,720)	(2,261)	(9,455)	(9,869)
Banco BEC S.A.	–	(3,803)	–	(43)	(175)	(24,685)	–
Bankpar Banco Múltiplo S.A.	–	(51,608)	–	(1,069)	(846)	(1,916)	–
Banco Bankpar S.A.	–	(40,007)	–	(388)	(1,414)	(1,803)	–
Other parent, subsidiary and affiliated companies	(49,132)	(44,057)	(48,602)	(2,129)	(1,904)	(9,886)	(8,490)

Investments:
Banco Bradesco BBI S.A.	599,862	581,609	552,030	18,265	19,818	78,791	90,883
Banco Alvorada S.A.	53,111	51,495	398,436	1,616	1,755	28,132	68,127
Other parent, subsidiary and affiliated companies	–	–	–	–	4	4	–

Derivative financial instruments (swap) (c):
Banco Finasa S.A.	2,431	3,814	28,394	176	472	2,916	3,831
Other parent, subsidiary and affiliated companies	–	–	1,132	–	–	46	651

Foreign borrowings and onlendings (d):
Banco Bradesco Luxembourg S.A.	(126,836)	(104,269)	(141,544)	(1,308)	(1,475)	(5,598)	(2,860)
Banco Boavista Interatlântico S.A.	(17,849)	(17,931)	(19,054)	(246)	(236)	(913)	(646)
Other parent, subsidiary and affiliated companies	(445)	(268)	–	–	–	–	(26)

Services rendered (e):
Scopus Tecnologia S.A.	(11,638)	(9,060)	(6,161)	(44,221)	(44,378)	(171,385)	(143,746)
CPM S.A.	(11,204)	(5,227)	(5,411)	(13,606)	(19,822)	(73,394)	(41,954)
Other parent, subsidiary and affiliated companies	(7)	41	(5)	(1,664)	(2,154)	(1,652)	4,034

	R$ thousand

	2006		2005	2006			2005

	December 31	September 30	December 31	4thQuarter	3rd Quarter	December 31 YDT	December 31 YDT

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Branch rentals:
Paineira Holdings Ltda.	–	–	–	(9,267)	(10,867)	(41,552)	(8,379)
Bradesco Seguros S.A.	–	–	–	(6,764)	(6,679)	(27,208)	(27,464)
Banco Mercantil de São Paulo S.A.	–	–	–	(63)	(189)	(5,245)	(14,898)
Bradesco Vida e Previdência S.A.	–	–	–	(1,654)	(1,388)	(5,922)	(6,052)
Other parent, subsidiary and affiliated companies	–	–	–	(9,468)	(7,916)	(27,239)	(14,617)

Securities:
Bradesco Leasing S.A. Arrendamento Mercantil	25,772,887	17,793,950	12,172,766	585,289	561,049	2,091,184	1,121,807
Cibrasec – Companhia Brasileira de Securitização	9,721	11,396	16,734	427	627	2,016	2,073

Liabilities by securities – foreign (f):
Cidade Capital Markets Limited	(20,529)	(20,574)	(27,136)	(261)	(280)	(1,101)	(1,024)
Banco Boavista Interatlântico S.A.	–	–	–	–	–	–	(19,179)

Interbank onlendings (g):
Other parent, subsidiary and affiliated companies	(1,517)	–	–	(17)	–	(124)	(342)

Securitization transactions (h):
Cia. Brasileira de Meios de Pagamento – VISANET	(434,130)	(464,350)	(571,621)	(7,991)	(9,536)	(37,146)	(72,238)

Trading and intermediation of amounts:
Nova Paiol Participações S.A.	–	–	(29,518)	–	–	(19)	(25,283)
Aquarius Holdings S.A.	–	–	(378)	–	(4,115)	(18,954)	(378)
Other parent, subsidiary and affiliated companies	(1,517)	(277)	–	(8,188)	1,055	(7,132)	–

Subordinated debt:
Fundação Bradesco	(285,000)	(276,233)	(247,286)	(8,767)	(9,500)	(37,713)	(35,668)
NCD Participações Ltda.	(81,098)	(74,185)	–	(2,403)	(2,165)	(6,366)	–
NCF Participações S.A.	(4,582)	(4,444)	–	(139)	(21)	(160)	–
Titanium Holdings S.A.	(27,839)	(26,995)	–	(844)	(917)	(3,641)	–
Cidade de Deus Companhia Comercial de Participações	(60,870)	(24,668)	(21,988)	(851)	(883)	(3,532)	(5,866)

Amounts receivable (payable):
Companhia Brasileira de Soluções e Serviços – VisaVale	1,950	3,801	3,697	–	–	–	–
Embaúba Holdings Ltda.	5,419	5,419	–	–	–	–	–
Other parent, subsidiary and affiliated companies	37	(5,071)	–	–	–	–	–

a)	Interbank investments – interbank deposits of affiliated companies, with rates equivalent to CDI – Interbank Deposit Certificate;
b)	Repurchase and/or resale pending settlement related to purchase and sale commitments, backed by government bonds, with rates equivalent to overnight rates;
c)	Swap operations differences receivable and payable;
d)	Loans raised in foreign currency abroad for export financing, subject to exchange variation and bearing interest at the international market rates;
e)	Basically contracts entered into with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
f)	Liabilities with foreign securities – fixed rate Euronotes and Eurobonds, subject to exchange variations and bearing interest at rates used for securities placed in the international market;
g)	Funds obtained for onlendings to rural credit operations, bearing interest and charges corresponding to normal rates practiced for this type of transaction; and
h)	Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders.

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any loss for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

Besides, efforts, focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes, have reflected on loan portfolio quality and performance, in both results and strength, to sundry scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. Such risk has been observed by the market with an increasing severity, with a substantial technical evolution in the last years, aiming at avoiding, or at least minimizing, possible losses for institutions, taking into consideration the increase in the complexity of operations carried out in the country and abroad.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on December 31, 2006 and the position in foreign currency on September 30, 2006 and December 31, 2005:

	R$ thousand

	2006				2005

	December 31			September 30	December 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	262,054,823	236,974,527	25,080,296	26,989,789	24,693,978
Funds available	4,761,972	4,556,757	205,215	444,744	153,133
Interbank Investments	25,989,190	23,535,239	2,453,951	3,853,947	3,134,343
Securities and derivative financial instruments	97,249,959	91,229,588	6,020,371	6,624,811	7,881,248
Interbank and interdepartmental accounts	19,311,144	19,299,068	12,076	12,141	7,428
Loan and leasing operations	83,466,527	74,328,787	9,137,740	8,493,698	7,162,858
Other receivables and assets	31,276,031	24,025,088	7,250,943	7,560,448	6,354,968
Permanent assets	3,492,450	3,489,083	3,367	401,105	284,249
Investments	696,582	696,582	–	397,593	282,703
Property, plant and equipment in use and leased assets	2,152,919	2,149,695	3,224	3,026	1,540
Deferred charges	642,949	642,806	143	486	6
Total	265,547,273	240,463,610	25,083,663	27,390,894	24,978,227

	R$ thousand

	2006				2005

	December 31			September 30	December 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Liabilities
Current and long-term liabilities	240,673,011	222,948,869	17,724,142	20,131,007	19,300,466
Deposits	83,905,213	80,454,758	3,450,455	3,735,738	2,600,379
Federal funds purchased and securities sold under agreements to repurchase	47,675,433	46,753,379	922,054	1,489,522	578,995
Funds from issuance of securities	5,636,279	3,460,890	2,175,389	2,521,378	2,731,472
Interbank and interdepartmental accounts	2,231,525	939,581	1,291,944	1,256,622	1,060,399
Borrowings and onlendings	17,419,045	11,322,932	6,096,113	6,040,068	7,532,201
Derivative financial instruments	519,004	472,838	46,166	152,466	72,788
Provisions for insurance, private pension plans and certificated savings plans	49,129,214	49,117,980	11,234	10,739	13,967
Other liabilities:
– Subordinated debt	11,949,457	8,974,049	2,975,408	3,052,078	3,184,631
– Other	22,207,841	21,452,462	755,379	1,872,396	1,525,634
Future taxable income	180,460	180,460	–	–	–
Minority interest in consolidated subsidiaries	57,440	57,440	–	–	–
Stockholders’ equity	24,636,362	24,636,362	–	–	–
Total	265,547,273	247,823,131	17,724,142	20,131,007	19,300,466
Net position of assets and liabilities			7,359,521	7,259,887	5,677,761
Net position of derivatives (2)			(13,108,438)	(11,466,139)	(10,416,239)
Other memorandum accounts, net (3)			(12,488)	(63,317)	(188,696)
Net exchange position (liability)			(5,761,405)	(4,269,569)	(4,927,174)
(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show VaR as of December 31, 2006, September 30, 2006 and December 31, 2005:

Risk Factors	R$ thousand

	2006		2005

	December 31	September 30	December 31

Prefixed	6,729	13,402	13,589
Internal exchange coupon	2,714	745	28,767
Foreign currency	3,154	5,734	10,129
IGP-M	5,865	7,401	2,152
IPCA	17,108	45,753	21,866
Reference rate (T.R.)	2,292	4,036	10,961
Variable income	1,552	1,198	149
Sovereign/Eurobonds and Treasuries	9,420	16,998	36,695
Other	73	250	5,267
Correlated effect	(15,976)	(18,765)	(59,897)
VaR (Value at Risk)	32,931	76,752	69,678

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution’s rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the Balance Sheet by Maturity on December 31, 2006:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	139,035,823	36,612,148	21,737,358	64,669,494	–	262,054,823
Funds available	4,761,972	–	–	–	–	4,761,972
Interbank Investments	20,497,975	4,227,781	812,321	451,113	–	25,989,190
Securities and derivative financial instruments (1)	65,319,273	2,698,278	4,836,883	24,395,525	–	97,249,959
Interbank and interdepartmental accounts	18,907,850	2,055	2,502	398,737	–	19,311,144
Loan and leasing operations	12,438,887	26,837,984	14,219,227	29,970,429	–	83,466,527
Other receivables and assets	17,109,866	2,846,050	1,866,425	9,453,690	–	31,276,031
Permanent assets	32,704	163,518	196,222	1,996,444	1,103,562	3,492,450
Investments	–	–	–	–	696,582	696,582
Property, plant and equipment in use and leased assts	21,988	109,939	131,927	1,482,085	406,980	2,152,919
Deferred charges	10,716	53,579	64,295	514,359	–	642,949
Total on December 31, 2006	139,068,527	36,775,666	21,933,580	66,665,938	1,103,562	265,547,273
Total on September 30, 2006	126,466,783	35,999,156	17,297,515	61,993,546	1,434,637	243,191,637
Total on December 31, 2005	113,375,657	29,724,125	15,032,100	49,164,856	1,386,192	208,682,930

Liabilities
Current and long-term liabilities	134,573,633	14,824,935	11,857,244	78,771,372	645,827	240,673,011
Deposits (2)	51,245,320	5,807,150	3,477,291	23,375,452	–	83,905,213
Federal funds purchased and securities sold under agreements
to repurchase	29,683,675	1,010,056	1,729,448	15,252,254	–	47,675,433
Funds from issuance of securities	307,315	500,879	1,156,207	3,671,878	–	5,636,279
Interbank and interdepartmental accounts	2,231,525	–	–	–	–	2,231,525
Borrowings and onlendings	1,421,556	4,542,911	4,283,230	7,171,348	–	17,419,045
Derivative financial instruments	500,134	6,642	4,105	8,123	–	519,004
Provisions for insurance, private pension plans and
certificated savings plans (2)	36,446,565	1,313,893	666,894	10,701,862	–	49,129,214
Other liabilities:
– Subordinated debt	39,955	19,456	–	11,244,219	645,827	11,949,457
– Other	12,697,588	1,623,948	540,069	7,346,236	–	22,207,841
Future taxable income	180,460	–	–	–	–	180,460
Minority interest in consolidated subsidiaries	–	–	–	–	57,440	57,440
Stockholders’ equity	–	–	–	–	24,636,362	24,636,362
Total on December 31, 2006	134,754,093	14,824,935	11,857,244	78,771,372	25,339,629	265,547,273
Total on September 30, 2006	113,859,963	13,717,219	12,496,862	80,631,555	22,486,038	243,191,637
Total on December 31, 2005	102,886,488	14,184,336	7,719,422	63,718,294	20,174,390	208,682,930

Accumulated net assets on December 31, 2006	4,314,434	26,265,165	36,341,501	24,236,067	–	–
Accumulated net assets on September 30, 2006	12,606,820	34,888,757	39,689,410	21,051,401	–	–
Accumulated net assets on December 31, 2005	10,489,169	26,028,958	33,341,636	18,788,198	–	–

(1)	Investments in investment funds are classified as up to 30 days; and
(2)
Demand and savings account deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of December 31, 2006, September 30, 2006 and December 31, 2005:

	R$ thousand

Calculation Basis – Capital Adequacy Ratio (Basel)	2006				2005

	December 31		September 30		December 31

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Stockholders’ equity	24,636,362	24,636,362	21,773,355	21,773,355	19,409,274	19,409,274
Decrease in tax credits – BACEN Res. 3,059	(59,188)	(59,188)	(149,154)	(149,154)	(99,436)	(99,436)
Minority interest/other	120,507	56,446	138,979	54,941	5,568	57,033
Reference stockholders’ equity – Tier I	24,697,681	24,633,620	21,763,180	21,679,142	19,315,406	19,366,871
Reference stockholders’ equity – Tier II
(subordinated debt/other)	10,411,062	10,412,056	10,265,199	10,266,180	6,289,833	6,290,860
Total reference stockholders’ equity
(Tier I + Tier II)	35,108,743	35,045,676	32,028,379	31,945,322	25,605,239	25,657,731
Risk weighted assets	187,173,212	212,719,711	174,394,170	197,669,240	148,391,646	168,476,982
Capital adequacy ratio	18.76%	16.48%	18.37%	16.16%	17.26%	15.23%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	4th Quarter / 2006		3rd Quarter / 2006		December 31, 2006 YTD		December 31, 2005 YTD

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Movement in the reference
stockholders’ equity:
Starting period	32,028,379	31,945,322	31,144,263	31,016,852	25,605,239	25,657,731	20,843,464	20,907,411
• Net income for the period	1,702,839	1,702,839	218,816	218,816	5,054,040	5,054,040	5,514,074	5,514,074
• Interest on own capital/dividends	(791,307)	(791,307)	(220,664)	(220,664)	(2,159,571)	(2,159,571)	(1,881,000)	(1,881,000)
• Mark-to-market adjustment – TVM
and derivatives	742,875	742,875	316,214	316,214	1,136,702	1,136,702	49,879	49,879
• Capital increase by stock and goodwill
subscription, incorporation	1,218,295	1,218,295	–	–	1,218,295	1,218,295	736,106	736,106
• Subordinated debt	145,863	145,863	614,938	614,938	4,121,229	4,121,229	626,477	626,477
• Other	61,799	81,789	(45,188)	(834)	132,809	17,250	(283,761)	(295,216)
End of period	35,108,743	35,045,676	32,028,379	31,945,322	35,108,743	35,045,676	25,605,239	25,657,731
Movement in weighted assets:
Starting period	174,394,170	197,669,240	166,798,013	187,850,722	148,391,646	168,476,982	111,182,110	130,055,907
• Securities	616,173	4,312,015	931,845	2,544,512	2,436,447	11,154,615	(1,696,117)	3,503,542
• Loan operations	2,962,999	2,974,908	2,589,257	2,584,395	10,557,162	10,536,231	16,039,027	16,107,481
• Check clearing and related services	(313,981)	(313,980)	(75,788)	(75,789)	(44,586)	(44,586)	52,443	52,444
• Tax credit	232,443	717,948	1,440,024	3,133,173	3,834,438	6,286,776	(2,582,124)	(2,819,943)
• Risk (swap, market, interest and
exchange rates)	5,028,662	5,055,562	2,959,853	2,927,253	5,219,071	5,255,271	17,096,858	17,093,359
• Memorandum accounts	960,556	971,655	368,920	369,429	4,900,040	4,918,307	1,695,739	1,703,183
• Other assets	3,292,190	1,332,363	(617,954)	(1,664,455)	11,878,994	6,136,115	6,603,710	2,781,009
End of period	187,173,212	212,719,711	174,394,170	197,669,240	187,173,212	212,719,711	148,391,646	168,476,982

	4th Quarter / 2006		3rd Quarter / 2006		December 31, 2006 YTD		December 31, 2005 YTD

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Starting period	18.37%	16.16%	18.67%	16.51%	17.26%	15.23%	18.75%	16.08%
Movement in the reference
stockholders’ equity:	1.76%	1.57%	0.53%	0.50%	6.40%	5.57%	4.28%	3.65%
• Net income for the year	0.98%	0.86%	0.13%	0.12%	3.40%	3.00%	4.96%	4.24%
• Interest on own capital/dividends	(0.46%)	(0.40%)	(0.13%)	(0.12%)	(1.45%)	(1.28%)	(1.69%)	(1.44%)
• Mark-to-market adjustment – TVM
and derivatives	0.42%	0.38%	0.19%	0.17%	0.77%	0.67%	0.04%	0.04%
• Capital increase by stock and goodwill
subscription, incorporation	0.69%	0.62%	–	–	0.82%	0.72%	0.66%	0.56%
• Subordinated debt	0.09%	0.07%	0.37%	0.33%	2.77%	2.45%	0.57%	0.48%
• Other	0.04%	0.04%	(0.03%)	–	0.09%	0.01%	(0.26%)	(0.23%)
Movement in weighted assets:	(1.37%)	(1.25%)	(0.83%)	(0.85%)	(4.90%)	(4.32%)	(5.77%)	(4.50%)
• Securities	(0.07%)	(0.38%)	(0.11%)	(0.22%)	(0.38%)	(1.29%)	0.36%	(0.52%)
• Loan operations	(0.34%)	(0.25%)	(0.29%)	(0.22%)	(1.52%)	(1.08%)	(3.00%)	(2.07%)
• Check clearing service and related
services	0.04%	0.03%	0.01%	–	–	–	(0.01%)	(0.01%)
• Tax credit	(0.02%)	(0.05%)	(0.16%)	(0.27%)	(0.41%)	(0.53%)	0.37%	0.31%
• Risk (swap, market, interest and
exchange rates)	(0.52%)	(0.40%)	(0.31%)	(0.24%)	(0.54%)	(0.41%)	(2.24%)	(1.72%)
• Memorandum accounts	(0.10%)	(0.08%)	(0.04%)	(0.03%)	(0.56%)	(0.44%)	(0.24%)	(0.18%)
• Other assets	(0.36%)	(0.12%)	0.07%	0.13%	(1.49%)	(0.57%)	(1.01%)	(0.31%)
End of the year	18.76%	16.48%	18.37%	16.16%	18.76%	16.48%	17.26%	15.23%

(1)	Includes financial companies only; and
(2)	Includes financial and non-financial companies.

b) Market value

The book values, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

	R$ thousand

Portfolios	Book Value	Market Value	Unrealized Income (Loss) without tax effects

			In the Result			In Stockholders’ Equity

	2006				2005	2006		2005

	December 31		December 31	September 30	December 31	December 31	September 30	December 31

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	97,249,959	98,248,757	3,490,708	2,234,394	1,590,779	998,798	829,243	793,018
– Adjustment of securities available
for sale (Note 8cII)	–	–	2,491,910	1,405,151	797,761	–	–	–
– Adjustment of securities held
to maturity (Note 8d item 7)	–	–	998,798	829,243	793,018	998,798	829,243	793,018
Loan and leasing operations (1)
(Notes 3e and 10)	96,219,153	96,512,679	293,526	554,090	263,202	293,526	554,090	263,202
Investments (2) (3) (4) (Notes 3h and 13)	696,582	698,193	1,611	124,625	260,535	1,611	124,625	260,535
Treasury stock (Note 23e)	50,410	62,146	–	–	–	11,736	1,926	109
Time deposits (Notes 3k and 16a)	34,924,541	34,905,518	19,023	68,341	20,351	19,023	68,341	20,351
Funds from issuance of securities
(Note 16c)	5,636,279	5,650,228	(13,949)	(17,099)	27,704	(13,949)	(17,099)	27,704
Borrowings and onlendings
(Notes 17a and 17b)	17,419,045	17,382,729	36,316	41,223	60,766	36,316	41,223	60,766
Subordinated debt (Note 19)	11,949,457	12,562,933	(613,476)	(378,994)	(625,128)	(613,476)	(378,994)	(625,128)
Unrealized income (loss) without
tax effects	–	–	3,213,759	2,626,580	1,598,209	733,585	1,223,355	800,557

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with loan concession features;
(2)	This refers to stocks of publicly-held companies not considering the increment in investments in affiliated companies;
(3)	The investments in American Banknote and Arcelor, which were transferred to Current Assets in the 2nd quarter of 2006, had a mark-to-market in the amount of R$349,735 thousand in December 2005; and
(4)	In 4Q06, the investment in Banco Espirito Santo S/A, whose mark-to-market amounted to R$179,145 thousand, was transferred to current assets, in December 2006.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In case no quotation of market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;
  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and
  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased as from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both variable contribution and defined benefit types, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary pension plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão - CAPOF.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CFI) (merging company of Banco BEC S.A. sponsors a defined benefit plan by means of CABEC - Caixa de Previdência Privada do Banco do Estado do Ceará.

Based on the report of the independent actuary, the present value of the actuarial liabilities of the defined benefit plan and of its assets for coverage of these liabilities assumed by Alvorada, Banco Bradesco BBI and Alvorada CFI, were so represented:

R$ thousand

2006

Plan’s net assets	724,552
Actuarial liabilities	712,081
Supervenience (insufficiency)	12,471

Main assumptions used in the actuarial evaluation of Banco Alvorada, Banco BBI and Alvorada CFI:

Nominal discount rate	10.24% p.a.
Nominal rate of minimum expected return of assets	10.24% p.a.
Nominal rate of future salary growths	7.12% p.a.
Nominal rate of growth of social security and plan benefits	4.00% p.a.
Inflation rate	4.00% p.a.
Biometric table of general mortality	UP94
Biometric table of disability	Table “Mercer”
Expected turnover rate	0.30/(Time of service + 1)
Probability of going into retirement	100% in the first eligibility for a benefit secured by the plan

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the professional career of the participant, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during the period amounted to R$319,046 thousand (December 31, 2005 – R$279,687 thousand), 4Q06 – R$96,192 thousand (3Q06 – R$73,053 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1.318.562 thousand in 2006 (December 31, 2005 – R$1,188,224 thousand), 4Q06 – R$362,888 thousand (3Q06 – R$332,228 thousand).

34) Taxes On Income

a) Statement of calculation of taxes on income charges

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Income before taxes on income	2,033,001	(233,061)	6,366,979	7,747,360
Total charge of taxes on income at rates of 25% and 9%, respectively	(691,220)	79,241	(2,164,773)	(2,634,102)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	10,287	2,580	24,590	25,891
Exchange gain/loss	(32,872)	8,741	(194,293)	(234,284)
Non-deductible expenses, net of non-taxable income	(30,327)	(9,938)	(117,272)	(119,102)
Tax credit recorded in prior periods	194,231	203,994	398,225	48,709
Interest on own capital (paid and accrued)	119,364	125,383	521,754	522,580
Other amounts	101,955	44,269	227,837	165,853
Taxes on income for the period	(328,582)	454,270	(1,303,932)	(2,224,455)

b) Breakdown of taxes on income result

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Current taxes:
Taxes on income payable	(577,368)	(536,002)	(3,339,345)	(1,436,284)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	107,798	826,673	1,824,039	(656,929)

Use of opening balances of:
Negative basis of social contribution	(5,453)	(9,827)	(38,120)	(51,614)
Tax loss	(21,215)	(30,662)	(120,483)	(140,694)

	R$ thousand

	2006			2005

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Prior periods’ tax credits were recorded on:
Negative basis of social contribution	18,393	49,837	68,230	12,311
Tax loss	34,743	113,279	148,022	30,506
Temporary additions	141,095	40,878	181,973	5,892

Constitution/utilization in the period on:
Negative basis of social contribution	(11,583)	25	(11,558)	3,322
Tax loss	(14,992)	69	(16,690)	9,035

Total deferred taxes	248,786	990,272	2,035,413	(788,171)

Taxes on income for the period	(328,582)	454,270	(1,303,932)	(2,224,455)

c) Origin of tax credits of deferred taxes on income

	R$ thousand

	Balance on	Acquired	Amount	Amount	Balance on	Balance on
	12.31.05	balances	recorded	realized	12.31.06	9.30.06

Allowance for doubtful accounts	2,035,344	–	1,741,949	840,514	2,936,779	2,621,457
Provision for civil contingencies	170,705	–	133,288	50,347	253,646	228,672
Provision for tax contingencies	722,019	31,625	362,592	54,086	1,062,150	947,861
Provision for labor proceedings	253,642	20	314,388	143,964	424,086	436,758
Provision for mark-to-market adjustment of securities and investments	132,767	26,075	17,975	33,608	143,209	142,040
Provision for loss on non-operating assets	60,349	–	25,952	10,255	76,046	63,091
Mark-to-market adjustment of trading securities	86,928	–	107,712	86,325	108,315	100,063
Goodwill amortization	345,484	–	685,460	151,123	879,821	951,380
Other	149,039	2,905	66,743	79,825	138,862	278,007
Total tax credits over temporary differences	3,956,277	60,625	3,456,059	1,450,047	6,022,914	5,769,329
Tax losses and negative basis of social contribution	455,608	101,015	216,252	186,851	586,024	587,898
Subtotal	4,411,885	161,640	3,672,311	1,636,898	6,608,938	6,357,227
Social contribution – Provisional Measure no. 2158-35 as of 8.24.2001	798,743	4,559	–	146,268	657,034	759,395
Total tax credits (Note 11b)	5,210,628	166,199	3,672,311	1,783,166	7,265,972	7,116,622
Deferred tax liabilities (Note 34f)	600,899	1,724	926,378	252,288	1,276,713	1,079,509
Net tax credits of deferred tax liabilities	4,609,729	164,475	2,745,933	1,530,878	5,989,259	6,037,113
– Percentage of net tax credits over total reference stockholders’
equity (Note 32a)	18.0%				17.1%	18.9%
– Percentage of net tax credits over total assets	2.2%				2.3%	2.5%

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

	December 31, 2006 – R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2007	1,671,250	579,177	104,312	22,457	2,377,196
2008	1,753,921	600,334	95,633	26,889	2,476,777
2009	900,293	288,207	115,553	34,994	1,339,047
2010	100,099	35,078	94,415	36,463	266,055
2011	69,692	24,863	21,977	23,875	140,407
2012	–	–	4,096	5,360	9,456
Total	4,495,255	1,527,659	435,986	150,038	6,608,938

	December 31, 2006 – R$ thousand

	Social contribution tax credit M.P. no. 2158-35

	2007	2008	2009	2010	2011	2012 to 2013	Total

Total	101,834	75,793	102,063	127,318	151,379	98,647	657,034

Projected realization of tax credit is estimated and not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$6,674,096 thousand (September 30, 2006 – R$6,511,073 thousand and December 31, 2005 – R$4,623,785 thousand), of which R$5,591,071 thousand (September 30, 2006 – R$5,338,268 thousand and December 31, 2005 –R$3,577,618 thousand) comprises temporary differences, R$521,858 thousand (September 30, 2006 – R$525,396 thousand and December 31, 2005 – R$400,957 thousand) comprises tax losses and negative basis of social contribution and R$561,167 thousand (September 30, 2006 – R$647,409 thousand and December 31, 2005 – R$645,210 thousand) comprises tax credit over social contribution – M.P. 2158-35.

e) Unrecorded tax credits

The amount of R$401,775 thousand was not recorded as tax credit (September 30, 2006 – R$563,625 thousand and December 31, 2005 – R$196,224 thousand), which will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with BACEN rules.

f) Deferred tax liabilities

	R$ thousand

	2006		2005

	December	September	December
	31	30	31

IRPJ, CSLL, PIS and COFINS on mark-to-market adjustments of derivative financial instruments	835,067	480,418	288,417
Depreciation supervenience	238,863	202,358	132,531
Operations in future liquidity market	35,927	142,442	76,992
Other	166,856	254,291	102,959
Total	1,276,713	1,079,509	600,899

35) Other Information

a) Bradesco Organization manages investment funds and portfolios, whose net equity on December 31, 2006 amount to R$147,107,803 thousand (September 30, 2006 – R$140,222,015 thousand and December 31, 2005 –R$121,182,430 thousand).

b) Banco Bradesco S.A., on January 23, 2007, executed, with the controlling stockholders of Banco BMC S.A. (BMC), a “Private Instrument for Commitment of Merger of Stocks and Other Covenants”, for the acquisition of BMC and its subsidiaries BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. The operation comprises the transfer to Bradesco of 100% of the stocks representing BMC’s capital stock. The payment will be made upon the delivery, to BMC’s stockholders, of stocks issued by Bradesco, corresponding to nearly 0.94% of its capital stock, which will be increase by R$800 million. The merger will provide Bradesco with an increasing platform in Brazil’s most prominent segment of the consumer financing market, as well as with a strengthened presence in the financing of SMEs.

c) At the Board of Directors’ Meeting as of February 7, 2007, it was resolved:

I – To approve the Board of Directors’ proposal to increase by 10% the amount of the monthly Interest on Own Capital, prepaid to stockholders, in conformity with the Monthly Compensation System, increasing from R$0.032775000 to R$0.036052500, related to common stocks, and from R$0.036052500 to R$0.039657750, to preferred stocks, to be effective as from the Interest referring to March/2007, to be paid on 4.2.2007, benefiting stockholders who are registered in the Company’s records on 3.1.2007.

II – To submit to the Company’s stockholders at the General Meeting to be called on 3.12.2007, a proposal for an increase in the capital stock in the amount of R$3,800,000,000.00, increasing from R$14,200,000,000.00 to R$18,000,000,000.00, upon the use of part of the balance of the account “Profit Reserve – Statutory Reserve” attributing, free of charge, as a bonus, a new stock, of the same type, for each stock owned. The bonus will depend on the ratification of the process by the Brazilian Central Bank.

Management Bodies (1)

Cidade de Deus, Osasco, SP, February 9, 2007

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Márcio Artur Laurelli Cypriano

Executive Vice-Presidents
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello
Sérgio Alexandre Figueiredo Clemente	Departmental Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Clayton Camacho
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Fábio Mentone
Fernando Barbaresco
Fernando Jorge Buso Gomes
Jair Delgado Scalco
João Batistela Biazon
José Luiz Rodrigues Bueno
José Maria Soares Nunes
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Carlos Brandão Cavalcanti Júnior
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Maria Eliza Sganserla
Mario Helio de Souza Ramos
Mauro Roberto Vasconcellos Gouvêa
Milton Clemente Juvenal
Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Octavio Manoel Rodrigues de Barros
Ricardo Dias
Robert John van Dijk
Roberto Sobral Hollander
Romulo Nagib Lasmar
Sergio Sztajn
Toshifumi Murata

Regional Directors
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Fernando Antônio Tenório
Idevalter Borba
Luiz Carlos de Carvalho
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard	Compensation Committee

Lázaro de Mello Brandão
Antônio Bornia
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano

Audit Committee

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Compliance and Internal Controls
Committee

Mário da Silveira Teixeira Júnior
Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu
Roberto Sobral Hollander
Nilton Pelegrino Nogueira

Executive Committee of Disclosure

Milton Almicar Silva Vargas
José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Luiz Carlos Angelotti
Denise Pauli Pavarina de Moura
Romulo Nagib Lasmar
Jean Philippe Leroy

Fiscal Council

Sitting Members
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni
Ricardo Abecassis Espírito Santo Silva

Deputy Members
Jorge Tadeu Pinto de Figueiredo
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

General Accounting Department
Moacir Nachbar Junior
Account – CRC (Regional Accounting Council)1SP198208/O-5

Report of Independent Auditors

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of income and of changes in financial position for the year then ended, as well as the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the year ended December 31, 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audit in accordance with auditing standards applicable in Brazil, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2006 and the consolidated results of their operations and the consolidated changes in their financial position for the year ended December 31, 2006, as well as the changes in stockholders’ equity of Banco Bradesco S.A. for the same year then ended, in accordance with accounting practices adopted in Brazil.

4. Our audit was conducted for the purpose of issuing our report on the financial statements referred to in paragraph one, taken as a whole. The statements of cash flows and of added value for the year ended December 31, 2006, which are presented to provide additional information on Banco Bradesco S.A. and its subsidiaries are not specifically required as an integral part of the financial statements, in accordance with accounting practices adopted in Brazil. These statements were subjected to the same audit procedures described in paragraph two and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

5. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of December 31, 2006 and September 30, 2006, on which we issued reports without exceptions dated February 9, 2007 and November 1, 2006, respectively, we carried out a review of the balance sheet of Banco Bradesco S.A. and its subsidiaries as of September 30, 2006 and of the consolidated statements of income and of changes in financial position, and of the supplementary information on the cash flows and added value, for the quarters ended December 31 and September 30, 2006 and of the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the second half of 2006, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This information is presented for comparison purposes with the financial statements described in paragraphs one and four and is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

6. As described in Note 15, the goodwill on investments in associated and subsidiary companies was fully amortized in 2006.

7. The audit of the financial statements for the year ended December 31, 2005, presented for comparison purposes, was conducted by other independent auditors, whose report, dated February 21, 2006, expressed an unqualified opinion on those statements.

São Paulo, February 9, 2007

Auditores Independentes
CRC 2SP000160/O-5
Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Summary of Audit Committee Report

Introduction

The Audit Committee, established in Banco Bradesco S.A. (Bradesco) Special Stockholders’ Meeting as of 12.17.2003, is composed of four members, appointed by Bradesco’s Special Meeting of the Board of Directors held on 3.27.2006, with a term of office until the 1st Board of Directors’ Meeting to be held after the Annual Stockholders’ Meeting of 2007, and its charter is available on the website www.bradesco.com.br, Corporate Governance page.

Bradesco’s Board of Directors opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including the ones in the Insurance Group (Grupo Bradesco de Seguros e Previdência), pursuant to CNSP Resolution 118/2004 of the Brazilian Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Certificated Savings Plans Companies and Supplementary Private Pension entities.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to bodies of such type are also included.

The Committee has as Coordinator a member of Bradesco’s Board of Directors, and the other members, including an expert, do not participate in other Organization’s bodies.

It is incumbent upon the Committee to ensure the integrity and quality of financial statements of Bradesco Financial Conglomerate, including the Insurance Group companies, the compliance with the internal and external rules, the effectiveness and independence of the audit activity and the quality and efficiency of internal control systems.

It is the Management’s responsibility to prepare the financial statements of the companies composing Bradesco Organization, and it is essential to ensure the quality of processes related to financial information, as well as control activities and risk management.

It is incumbent upon PricewaterhouseCoopers Auditores Independentes (PRICE), as the public accountant of the financial statements to ensure that they accurately represent the equity and financial condition of the conglomerate, pursuant to the fundamental accounting principles, the Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission – CVM, the National Monetary Council, the Brazilian Central Bank and the Superintendence of Private Insurance – SUSEP.

Audit Committee’s Activities

The Audit Committee, as it is a Board of Directors’ advisory body, has been using existing structures at the Organization to establish a direct communication channel and a structured flow of information, with content and frequency, enabling its members to render their opinion on an independent basis about the internal control systems, the quality of financial statements and the efficiency of independent and internal audits.

The Audit Committee’s work program for 2006 focused on the risks and on the more relevant processes for Bradesco Organization’s businesses.

With the aim of forming an opinion on the quality of the processes under evaluation, as well as on the main inherent risks and on the effectiveness of the corresponding controls, the Committee took part in over 142 meetings duly registered in minutes, involving business, control, and risk management areas, with internal and independent auditors. By acting in that manner, the Committee ensures that the points considered relevant or critical are checked via different sources.

These meetings are recorded in minutes, to which the subject matters of the presentations or discussions are attached.

The risks that are inherent to the acquisition or restructuring of new businesses are worth of the management’s evaluation, mitigation and follow-up. The Committee met with the executives and respective teams of American Express Card (AMEX) and of Banco Bradesco BBI S.A. to get information about the organizational structure, business strategies, assumptions and budget for 2007, risk management, business contingencies, information technology, and the Compliance Agent function, among other issues.

The Committee has also been following up the development of the most important projects within Bradesco Organization, with a view to better assessing its impacts on the quality of internal control system and on risk management upon their implementation. Amongst the projects of the Committee’s interest, we point out the ones related to Section 404 of U.S. Sarbanes-Oxley Act, to the New Capital Accord (Basel II), and to the technology areas.

In view of the dynamics and complexity of the local and international financial markets, the Audit Committee structured a continuing education plan for its members, as a way of keeping them updated and helping them be more effective in their functions. Throughout 2006, 86 hours were spent in that activity.

Concerned about improving their own activities and about adhering to the best international practices, the members of the Audit Committee structured a self-assessment process, whose result was discussed with the Board of Directors.

Internal Control System

Bradesco Organization’s Internal Control System is adequate to the size and complexity of its businesses and was structured so as to ensure the efficiency of its operations and of the financial reports generating systems, as well as the compliance with the internal and external rules, to which the transactions are subject.

The Internal Control Systems is periodically evaluated in order to identify issues deserving improvement, aiming at better attending to business and at the good risk management practices at Bradesco Organization. Within that context, the works professed by Section 404 of the U.S. Sarbanes-Oxley Act have brought improvements for Bradesco Organization’s internal control environment.

At meetings with various areas of the Bradesco Organization, the Audit Committee had the opportunity to offer to those managers suggestions to improve their processes, observing the Management’s prompt commitment to the implementation of the necessary improvements.

Independent Audit

The Committee discussed with independent auditors the planning of their services at Bradesco Organization’s companies for 2006 and, during the year, the Committee held meetings with teams in charge to understand the results and main conclusions of works carried out.

The Committee considered that the works developed by teams were adequate to the Organization’s businesses, encouraging examinations focused on credit risk, market and actuarial controls, especially concerning mathematical/statistical models and respective assumptions adopted by Bradesco Organization.

Internal Audit (General Inspector’s Department)

The Audit Committee requested to the Internal Audit to consider, in its planning for 2006, various works aligned with issues included in the Committee’s agenda for the year.

The Committee structured a process for assessing the effectiveness of the internal audit activities, which was discussed among that team, under the following aspects:

– work strategy and planning;

– organizational structure;

– ways of reporting;

– updating and continuing education; and

– self–assessment.

During 2006, the Internal Audit reported to the Audit Committee the results and main conclusions of its works. The internal audit team has been developing their works focusing on risks and processes and responding adequately to the requests of the Audit Committee, so that its members may have an opinion about the issues discussed.

Consolidated Financial Statements

In 2006, the Committee held meetings with the General Accounting, Budget, Control and General Inspectorate departments to assess the monthly, quarterly, semi–annual and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated interim balance sheets and balance sheets, notes to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well as the observance to the fundamental accounting principles and the compliance with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and semi–annual and annual balance sheets, the Committee privately held meetings with PRICE, to assess the aspects of independence and control environment when generating the figures to be disclosed.

Based on reviews and discussions aforementioned, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the year ended on December 31, 2006.

Cidade de Deus, Osasco, SP, February, 9, 2007

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the year ended on December 31, 2006, and the technical feasibility study for taxable income generation, brought at present value, which has as purpose the realization of Deferred Tax Assets pursuant to CVM Instruction 371, as of 6.27.2002, Resolution 3,059, as of 12.20.2002, of the Brazilian Monetary Council, and Official Letter 3,171, as of 12.30.2002, of the Brazilian Central Bank, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position, requesting their approval by the Annual General Stockholders’ Meeting.

Cidade de Deus, Osasco, SP, February 9, 2007

Domingos Aparecido Maia
José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company. Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), standby (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Cross Reference Index

Abbreviations	Change
List of Main, 10	in Number of Outstanding Stocks, 15
Activity-Based Costing (ABC Cost), 173	in Stockholders’ Equity, 246
Activity-Based Management (ABM), 173	Channels – Bradesco Dia&Noite (Day&Night), 143
Accounts (see Clients)	Charging, 167
Checking, 87	Clients (see Accounts)
Savings, 88	Checking Accounts, 87
Affiliated Companies, 131, 282, 300	Per Branch, 142
Allowance/Provision	Collection and Tax Payment (see Tax Payment and
Composition of the Loan Portfolio and of, 277	Collection), 167, 225
x Delinquency x Loss, 84	Committee
for Doubtful Accounts, 67, 277	Audit, 175, 312, 316
Alô Bradesco (Hello Bradesco), 171	Compensation, 175, 312
American Express Company (see Partnerships), 218, 251	Compliance and Internal Controls, 175, 312
Analysis	Comparison Purposes, 257
Equity, 41	Compliance, 149, 154, 232
of the Adjusted Net Interest Income and Average Rates, 60	Compulsory Deposits, 1, 270
of the Statement of Recurring Income, 23	Consortium, 118, 230
Summarized Statement of Recurring Income, 13	Consumer Financing, 79, 223
Asset (under) Management, 17	Contents, 9
Funding, 86	Contingencies, 256, 289
Managed, 89, 222	Controllership, 170
Securities, 286	Corporate, 135, 226
Assets Bookkeeping, 170, 226	Corporate Governance, 174, 231
Awards (see Recognition), 97, 100,	Corporate Strategy, 6, 220
103, 107, 112, 177, 209, 239, 240	Correspondent Banks (See Bradesco Expresso)
Balance Sheet	Corretora de Títulos e Valores Mobiliários, 125, 230
Banco Finasa, 114	Custody, 170, 226
Bradesco Consórcios, 118	Customer Service Network, 141, 227
Bradesco Corretora de Títulos e Valores Mobiliários, 125	Data Privacy and Protection Seal, 172
Bradesco Securities, 127	Deferred Charges, 284
by Business Segment, 258	Delinquency, 83
by Currency, 303	Deposits
by Maturity, 305	by Maturity, Breakdown of, 86, 285
Comparative, 40	Demand, 87, 285
Consolidated, 74, 241	Savings, 88, 285
Highlights, 15	Derivative Financial Instruments
Insurance Companies, 92	Securities and, 260, 308
Leasing Companies, 117	Derivatives, 254, 267, 307
Banco BMC S.A., 219, 311	Dividends (See Interest on Own Capital), 15, 176, 296
Banco Bradesco BBI S.A., 230	Dividend Yield, 19
Banco do Estado do Ceará, (acquisition), 218, 251	Dow Jones Sustainability World Index, 176, 183, 218
Banco Finasa, 114, 229	Employee
Banco Postal, 139, 227	Benefits, 194, 308
Bankpar, 230	Number of, 195
Basel (see Capital Adequacy), 17, 156, 306	Equator Principles, 182
BEM – Distribuidora de Títulos e Valores	Executive Committee
Mobiliários Ltda., 229	Disclosure, 175, 312
Board	Loan, 157
of Directors, 312	Social-Environmental Responsibility, 175, 182
of Executive Officers, 312	Expenses
Borrowings and Onlendings, 288	Administrative, 69, 298
Bovespa (São Paulo Stock Exchange), 20, 125, 183, 184	for Allowance for Doubtful Accounts, Net of
Bradesco Auto/RE, 101	Recoveries of Written-off Credits, 279
Bradesco Dia&Noite (Day&Night), 143	for Borrowings and Onlendings, 288
Bradesco Empresas, 136, 226	Operating, 299
Bradesco Expresso, 140, 227	Personnel, 69, 196, 298
Bradesco Name Brand, 235	Personnel Expenses by Business Segment, 196
Bradesco Saúde, 99	Prepaid, 255, 281
Bradesco Securities, 127, 231	Selling, 95
Bradesco Seguros e Previdência, 92, 229	Tax, 299
BRAM	Federal Funds Purchased and Securities Sold under
Asset Management, 89, 230	Agreements to Repurchase, 285
Branches, 141	Financial Statements, 215
Capital Adequacy (see Basel), 17, 156, 222, 306	Financial Instruments, 254, 267, 268, 303
Cards, 158, 224	Finasa Sports
Cash	Program, 187, 239
Flow, 248	Fiscal Council, 312, 317
Generation, 16	Fone Fácil (Easy Phone), 145
Cash Management	Foreign
Solutions, 167	Branches and Subsidiaries, 162, 165
Certificated Savings Plans, 108	Public Issuances, 165
Certifications	Trade Portfolio, 164
in Products and Services, 201
ISO, 184, 171, 240
OHSAS, 184, 189, 193, 240

Foreign Exchange	Market(s)
Change in Net Interest Income Items plus Exchange	Capital, 166
Adjustment, 59	Export, 163
Portfolio, 280	Import, 163
Result, 280	Risk Management, 153, 303
Foreign Exchange Portfolio, 280	Segmentation, 135
Foreign Trade	Value, 15, 18
Portfolio, 164	Market Share, 17
Fundação Bradesco, 204, 237	Brazilian Savings and Loan System (SBPE), 88
Funding, 86	Customer Service Network, 142
x Expenses, 62	Export, 163
Funds Available, 259	Import, 163
Glossary of Technical Terms, 318	Income from Private Pension Plans, 104
Global Compact, 182	Income from Certificated Savings Plans, 109
Good Priv@cy, 172	Insurance Premium, 93
Goodwill, 284	Private Pension Plans and VGBL Investment Portfolio, 105
Guarantees of Technical Provisions, 294	Technical Provisions (Certificated Savings Plans), 109
Highlights, 15	Management Bodies, 312
Human Resources, 188, 235	Marketing, 236
Income
Breakdown, 58	Mark-to-market Adjustment (TVM), 307
Fee and Commission, 68, 298	Mergers and Acquisitions, 166
from Interbank Investments, 260	Message to Stockholders, 216
on Premiums Retained, 295	Minority Interest, 295
Operating (Other), 299	Money Laundering
Index	Prevention, 155, 232
Bovespa’s Corporate Sustainability - ISE, 183	NBR ISO 9001-2000 Quality Management, 171
FTSE LATIBEX BRASIL, 176, 219	Net Income, 12
Notes to the Financial Statements, 250	Net Interest Income
Indicators, 1	Analysis of, 60
Financial Market, 64	Total Assets X, 63
Loan Portfolio, 86	Variation in the Main Items, 59
Other, 72	Non-Operating Assets, 281
Social, 212	Notes to the Financial Statements
Information Security, 155, 233	Index, 250
Information Technology (IT), 149, 236	Ombudsman, 171, 229
Insurance Companies, 92	Operating Companies, 91
Intangible Assets, 234	Operating Efficiency, 70, 221
Integrated Management System – ERP, 173, 222	Operating Overview, 251
Interbank Accounts, 270	Operations
Interbank Investments, 253, 259	Insurance, Private Pension Plans and Certificated
Interest on Own Capital, 15, 176, 296	Savings Plans, 293
Internal Controls, 149, 154, 232, 312	Loan, 78, 223, 270
International Area, 162, 224	Onlending, 223
Internet, 146	Project Finance, 166
Banking – Transactions, 147	Structured, 167
Banking – Users, 147	Organization Chart
Investment Funds, 90	Administrative Body, 132
Investments	Corporate, 130
Composition of, 282	Other Assets, 281
in Infrastructure, IT and Telecommunications, 149	Other Receivables, 280
Investor Relations, 233	Partnerships
Lawsuits	American Express Company, 218, 251
Civil, Labor and Tax, 289	COOP – Cooperativa de Consumo, 219
Corporate, 171	Fidelity National, 218, 251
Leasing, 229	GBarbosa, 219
Companies, 116
Loan	Luigi Bertolli, 219
Real Estate, 223	Panvel Farmácias, 219
Rural, 223	Supermercados Carone, 219
Loan Granting, 157	Pay Out, 20
Loan Portfolio (see Loan Operations), 78, 157	Policies
by Activity Sector, 81, 276	Critical Accounting, 4, 234
by Business Segment, 81	of Loan, 156, 223
by Maturity, 84, 271	Significant Accounting, 253
by Rating, 82	Premiums
by Risk Levels, 273	Earned by Insurance Line, 94
by Type, 82, 271	Income on Retained, 295
Concentration of, 85, 276	Insurance, 93
Consumer Financing, 79, 223	Presentation of the Financial Statements, 251
Corporate, 80	Prime, 137, 227
Individuals, 79	Private, 136, 231
Methodology Used for Evaluation of, 157	Profitability, 56
Movement of, 85, 279	Project Finance, 166
Performance Indicators, 86	Property and equipment in use and leased assets, 283
Quality, 82, 224	Ranking, 134

Ratings, 219	Sites, 146, 148
Bank, 133	Social Activities, 204
Insurance and Certificated Savings Plans, 134	Social-Cultural Events, 188
Loan Operations, 85	Social Inclusion, 191, 203, 239
Sustainability, 183	Social Report, 212
Ratio	SPB, 154, 233
Capital Adequacy (Basel), 17, 156, 222, 306	Sponsorships, 98
Claims, 93, 95	Statement
Combined, 93	of Cash Flows, 248
Coverage, 56, 67, 71	of Changes in Financial Position, Consolidated, 247
Expanded Combined, 93	of Changes in Stockholders’ Equity, 246
Fixed Assets to Stockholders’ Equity, 16, 284	of Value Added, 16, 249
Operating Efficiency, 56, 70, 221	Statement of Income
Pay Out, 20	Analysis of, 23
Performance, 17, 93	Banco Finasa, 114
Selling, 93, 95	Bradesco Consórcios, 118
Stocks Valuation, 21	Bradesco Corretora de Títulos e Valores Mobiliários, 125
Reclassifications (see Comparison Purposes), 257	Bradesco Securities, 127
Recognition (See Awards), 97, 100,	by Business Segment, 58, 259
103, 107, 112, 177, 209, 239, 240	Consolidated, 54, 245
Report	Insurance Companies, 92
Fiscal Council, 317	Leasing Companies, 116
Independent Auditors, 214, 313	Recurring, 13, 22
Management, 218	Stocks
Responsibility	Bradesco, 18, 21, 221
Social-Environmental, 179, 237	Change in Number of, 15
Results/Income	Movement of Capital Stock, 295
By Business Segment, 58	Number of, 15, 18
Non-operating, 299	Performance of, 15, 21
Summarized Statement of Income Analysis, 13	Treasury, 18, 297
Variation of the Main Items of, 58	Stockholders
Retail (Varejo), 138, 227	Main, 130
Retained Claims, 95	Message to, 216
Risk	Number of, 18
Capital, 155, 306	Stockholders’ Equity
Credit, 151, 234, 303	(Parent Company), 295
Level, 273	Subordinated Debt, 291
Liquidity, 155, 305	Subsidiaries
Management, 149, 150, 303	Main, 131
Market, 153, 234, 303	Transactions with, 300
Operating, 152, 234	Movement of Investments, 282
Risk Factors, 2, 153, 304	Sustainability, 176, 183
Risk Management, 234	Tax Credits
Savings (see Accounts)	Expected Realization of, 311
Accounts, 88	Not Triggered, 311
Accounts Deposits, 88	Origin of, 310
Securities (TVM), 127, 231	Tax payments and Collections, 167, 225
Classification of, 77, 261	Taxes on Income, 1, 309
and Derivative Financial Instruments, 260, 308	Calculation of Charges with, 309
Market Value of, 307	Technical Provisions, 293
Portfolio Breakdown by Issuer, 77, 261, 262	Telecommunications, 149
Portfolio Breakdown by Maturity, 263	Training, 197
Segment and Category, 77, 261, 263	Transactions
x Income on Securities Transactions, 61	ATM Network, 144
Segmentation	Fone Fácil, 146
Bradesco Corporate, 135, 226	Internet, 147
Bradesco Empresas (Middle Market), 136, 226	Number of (Banco Postal + Correspondent Banks), 140
Banco Postal, 139, 227	Underwriting, 166
Bradesco Prime, 137, 227	with Affiliated Companies and Subsidiaries, 300
Bradesco Private, 136, 226	Transparency and Disclosure of Information, 233
Bradesco Varejo (Retail), 138, 227	Value
Market, 135, 226	Added, 16, 249
Self-Service Network ATMs, 141	Market, 18
Bradesco Dia&Noite (Day&Night), 143	Market (TVM), 307
Services	VaR, 153, 304
Internet, 146	Vida e Previdência (Private Pension Plans), 104
Qualified Services to the Capital Markets, 170
ShopCredit, 148
ShopInvest, 148

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.